Exhibit 99.1

EXECUTION COPY

CREDIT AGREEMENT

among

MAGNA INTERNATIONAL INC.,
MAGNA TREASURY SERVICES LP,
MAGNA INTERNATIONAL OF AMERICA, INC.,
NEW MAGNA INVESTMENTS NV, GENK, BELGIEN,
ZWEIGNIEDERLASSUNG STEINHAUSEN,
MAGNA INTERNACIONAL DE MEXICO, S.A. de C.V.,
MAGNA INTERNATIONAL (HONG KONG) LIMITED,
MAGNA TECHNOLOGY AND TOOLING SYSTEMS (TIANJIN) CO., LTD,
MAGNA POWERTRAIN (CHANGZHOU) CO., LTD.,
MAGNA AUTOMOTIVE TECHNOLOGY AND SERVICE (SHANGHAI) CO., LTD.,
GUANGDONG DONNELLY ZHENHUA AUTOMOTIVE SYSTEMS CO., LTD.,
MAGNA DONNELLY (SHANGHAI) AUTOMOTIVE TECHNOLOGY CO., LTD.,
MAGNA DONNELLY (SHANGHAI) AUTOMOTIVE SYSTEMS CO., LTD.
MAGNA POWERTRAIN KOREA INC.,
COSMA AUTOMOTIVE (SHANGHAI) CO., LTD.,
MAGNA CLOSURES (KUNSHAN) CO., LTD.,
MAGNA (FUZHOU) AUTOMOTIVE SEATING CO., LTD.,
MAGNA SUXING ELECTRONICS (ZHANGJIAGANG) CO., LTD.,
MAGNA AUTOMOTIVE PARTS (SUZHOU) CO., LTD.,
MAGNA STEYR AUTOMOTIVE TECHNOLOGY (SHANGHAI) LTD.
COSMA AUTOMOTIVE (CHONGQING) CO., LTD.
as Borrowers

- and -

THE FINANCIAL INSTITUTIONS IDENTIFIED HEREIN
as Lenders

- and -

THE BANK OF NOVA SCOTIA,
CITIGROUP GLOBAL MARKETS INC.
and MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
as Co-Lead Arrangers and Co-Bookrunners

- and -

THE BANK OF NOVA SCOTIA
as Administrative Agent

- and -

THE BANK OF NOVA SCOTIA
as European Agent

- and -

CITICORP INTERNATIONAL LIMITED
as Asian Agent

- and -

CITIGROUP GLOBAL MARKETS ASIA LIMITED
as Asian Arranger and Asian Bookrunner

- and -

CITIBANK, N.A. CANADIAN BRANCH and
BANK OF AMERICA, N.A.
as Co-Syndication Agents

- and –

CANADIAN IMPERIAL BANK OF COMMERCE,
SOCIÉTÉ GÉNÉRALE (CANADA BRANCH),
BANK OF TOKYO-MITSUBISHI UFJ (CANADA),
BNP PARIBAS CANADA and
EXPORT DEVELOPMENT CANADA
as Documentation Agents

- and –

COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES and
THE ROYAL BANK OF SCOTLAND, N.V. (CANADA) BRANCH
as Senior Managing Agents

- and-

RAIFFEISEN BANK INTERNATIONAL AG,
BANK OF MONTREAL,
ROYAL BANK OF CANADA,
THE TORONTO-DOMINION BANK,
CREDIT SUISSE AG, TORONTO BRANCH and
ING BANK N.V., DUBLIN BRANCH
as Co-Agents

DATED as of July 8, 2011

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		7

1.01	Definitions	7

1.02	Gender and Number	36

1.03	Certificate of the Lenders as to Rates, etc.	36

1.04	Interest Act	36

1.05	Invalidity, etc.	36

1.06	Headings, etc.	36

1.07	Governing Law	37

1.08	Submission to Jurisdiction	37

1.09	References	37

1.10	Currency	38

1.11	This Agreement to Govern	38

1.12	Determination of Amount of Loans	38

1.13	Computation of Time Periods	39

1.14	Actions on Days Other Than Banking Days	39

1.15	Time of the Essence	39

1.16	Consents and Approvals	39

1.17	Obligations of Borrowers	39

1.18	Designated Lending Affiliates	39

1.19	No Other Duties, Etc.	40

1.20	Incorporation of Schedules	40

ARTICLE 2 CREDIT FACILITY		40

2.01	Establishment of Credit Facility	40

2.02	Revolving Nature of Credit Facility	46

2.03	Voluntary Reduction in Commitment Amounts	47

2.04	Oral Instructions	47

2.05	Payments Against Credit Facility	48

2.06	Extension of Final Repayment Date	48

ARTICLE 3 GENERAL PROVISIONS RELATING TO CREDIT FACILITY		49

3.01	Advances	49

3.02	Borrowers’ Obligations with Respect to Borrowing Notices	51

3.03	Lenders’ Obligations with Respect to Loans	51

3.04	Payments Generally	52

3.05	Disturbance of Libor Market or Bankers’ Acceptance Market	53

3.06	Selection of Interest Periods and BA Periods	55

3.07	Rollover and Conversion	55

3.08	The Canadian Swingline Facility	57

3.09	The U.S. Swingline Facility	59

3.10	The European Swingline Facility	61

3.11	The Mexican Swingline Facility	64

3.12	Change in Circumstances	65

3.13	Illegality	68

3.14	Indemnities	68

3.15	Mandatory Repayment - Currency Excess	71

3.16	U.S. Evidence of Indebtedness	73

3.17	Canadian, European, Mexican and Asian Evidence of Indebtedness	73

3.18	Payments Free and Clear of Taxes	73

3.19	Conditions Relating to Freely Convertible Currencies	77

3.20	Asian Facility Agreements	78

ARTICLE 4 BANKERS’ ACCEPTANCES		78

4.01	Procedure Relating to Bankers’ Acceptances	78

4.02	BA Rate Loans	83

4.03	Power of Attorney	83

ARTICLE 5 LETTERS OF CREDIT		85

5.01	Procedures Relating to Letters of Credit	85

5.02	Reimbursement	86

5.03	Lenders Not Liable	87

5.04	Fees	88

5.05	Overdue Amounts	89

5.06	Acceleration	90

5.07	Conflict	90

5.08	Letters of Credit Subject to an Order	90

5.09	Refund of Overpayments	91

5.10	Renewal of a Letter of Credit	91

5.11	Indemnities	92

5.12	Asian Facility Agreements	92

5.13	Existing Letters of Credit	92

5.14	Affiliates	93

ARTICLE 6 INTEREST AND FEES		93

6.01	Interest Rates	93

6.02	Calculation and Payment of Interest	94

6.03	General Interest Rules	95

6.04	Facility Fee/Commitment Fee	96

6.05	Payment of Costs and Expenses	97

6.06	Adjustment of Fees Paid in Advance	98

ARTICLE 7 REPRESENTATIONS AND WARRANTIES		98

7.01	Representations and Warranties	98

7.02	Survival of Representations and Warranties	102

ARTICLE 8 COVENANTS		102

8.01	Affirmative Covenants	102

8.02	Negative Covenants	105

8.03	Take-over Bid	106

ARTICLE 9 CONDITIONS PRECEDENT		107

9.01	Conditions Precedent to Initial Advance under the Credit Facility	107

9.02	Conditions Precedent to Subsequent Advances	109

9.03	Waiver	109

ARTICLE 10 EVENTS OF DEFAULT AND REMEDIES		109

10.01	Events of Default	109

10.02	Remedies Upon Default	114

10.03	Set-Off	114

ARTICLE 11 THE AGENTS AND THE ADMINISTRATION OF THE CREDIT FACILITY		115

11.01	Appointment and Authorization	115

11.02	Duties and Obligations of Agents	116

11.03	Agent’s Authority to Deal with Borrowers	117

11.04	Independent Credit Decisions	117

11.05	Indemnification	118

11.06	Successor Agents	118

11.07	Action by and Consent of Lenders	119

11.08	Waiver and Amendments	119

11.09	Taking and Enforcement of Remedies	120

11.10	Reliance by Borrowers Upon Agents	121

11.11	No Liability of Agents	121

11.12	Set-off	121

11.13	Procedure for Making Loans	121

11.14	Remittance of Payments	122

11.15	Redistribution of Payments	123

11.16	Several Liability	124

11.17	Adjustments to Reflect Rateable Portions	124

11.18	Distribution of Notices, etc.	125

11.19	Partial Payments	125

11.20	Non-Funding Lenders	125

ARTICLE 12 GENERAL		127

12.01	Amendment	127

12.02	Credit Information	127

12.03	No Set-Off by the Borrowers	127

12.04	Reliance by the Lenders	127

12.05	Notices	128

12.06	Further Assurances	128

12.07	Assignment	128

12.08	Exchange of Information	131

12.09	Currency Conversion and Indemnity	131

12.10	Attorney for Service	132

12.11	Counterparts	132

12.12	Successors	132

12.13	Entire Agreement	132

12.14	Waiver of Jury Trial	132

12.15	USA Patriot Act	133

12.16	Anti-Money Laundering Legislation	134

12.17	Confidentiality	134

12.18	Return of Mexican Notes	135

12.19	Indebtedness Owing by Asian Borrowers	135

12.20	Paying Agent Appointed by Asian Agent	135

SCHEDULES

Schedule A - Canadian Borrowing Notice - Tranche A-1

Schedule B - U.S. Borrowing Notice - Tranche A-2

Schedule C - European Borrowing Notice - Tranche A-3

Schedule D - European Swingline Loan Notice

Schedule E - Mexican Borrowing Notice

Schedule F - Commitment Amounts

Schedule G - U.S. Note

Schedule H - Excluded Subsidiaries

Schedule I - Form of Assignment

Schedule J - Addresses for Notice

Schedule K - Compliance Certificate

Schedule L - Adhesion Agreement

Schedule M - Mandatory Costs

Schedule N - Existing Letters of Credit

Schedule O – Magna Guarantee

Schedule P - Mexican Notes

v

CREDIT AGREEMENT

THIS AGREEMENT is made as of the 8th day of July, 2011.

AMONG:

MAGNA INTERNATIONAL INC., a corporation amalgamated under the laws of the Province of Ontario

(herein called “Magna”)

- and -

MAGNA TREASURY SERVICES LP, a limited partnership formed under the laws of the Province of Ontario

(herein called “Magna LP”)

- and -

MAGNA INTERNATIONAL OF AMERICA, INC., a corporation incorporated under the laws of the State of Delaware

(herein called the “Magna America”)

- and -

NEW MAGNA INVESTMENTS NV, GENK, BELGIEN, ZWEIGNIEDERLASSUNG STEINHAUSEN, a branch registered under the laws of Switzerland of a Belgian company with its registered office at Henry Fordlaan 7, 3600 Genk, enterprise number 474,866,567, RPR Tongere

(herein called “Magna Europe”)

- and -

MAGNA INTERNACIONAL DE MEXICO, S.A. de C.V., a corporation incorporated under the laws of Mexico

(herein called “Magna Mexico”)

- and -

MAGNA INTERNATIONAL (HONG KONG) LIMITED, a company incorporated under the laws of Hong Kong

(herein called “Magna Hong Kong”)

- and –

MAGNA TECHNOLOGY AND TOOLING SYSTEMS (TIANJIN) CO., LTD., a company incorporated under the laws of The Peoples Republic of China

(herein called “Tianjin”)

- and -

MAGNA POWERTRAIN (CHANGZHOU) CO., LTD., a company incorporated under the laws of The Peoples Republic of China

(herein called “Changzhou”)

- and -

MAGNA AUTOMOTIVE TECHNOLOGY AND SERVICE (SHANGHAI) CO., LTD., a company incorporated under the laws of The Peoples Republic of China

(herein called “Shanghai”)

- and -

GUANGDONG DONNELLY ZHENHUA AUTOMOTIVE SYSTEMS CO., LTD., a company incorporated under the laws of The Peoples Republic of China

(herein called “Guangdong”)

- and -

MAGNA DONNELLY (SHANGHAI) AUTOMOTIVE TECHNOLOGY CO., LTD., a company incorporated under the laws of The Peoples Republic of China

(herein called “Magna Technology”)

- and -

MAGNA DONNELLY (SHANGHAI) AUTOMOTIVE SYSTEMS CO., LTD., a company incorporated under the laws of The Peoples Republic of China

(herein called “Magna Donnelly”)

- and -

MAGNA POWERTRAIN KOREA INC., a company incorporated under the laws of Korea

(herein called “Magna Korea”)

- and -

COSMA AUTOMOTIVE (SHANGHAI) CO., LTD., a company incorporated under the laws of The Peoples Republic of China

(herein called “Cosma”)

- and -

MAGNA CLOSURES (KUNSHAN) CO., LTD., a company incorporated under the laws of The Peoples Republic of China

(herein called “Kunshan”)

- and -

MAGNA (FUZHOU) AUTOMOTIVE SEATING CO., LTD., a company incorporated under the laws of The Peoples Republic of China

(herein called “Fuzhou”)

- and -

MAGNA SUXING ELECTRONICS (ZHANGJIAGANG) CO., LTD., a company incorporated under the laws of The Peoples Republic of China

(herein called “Magna Suxing”)

- and -

MAGNA AUTOMOTIVE PARTS (SUZHOU) CO., LTD., a company incorporated under the laws of The Peoples Republic of China

(herein called “Magna Suzhou”)

- and -

MAGNA STEYR AUTOMOTIVE TECHNOLOGY (SHANGHAI) LTD., a company incorporated under the laws of The Peoples Republic of China

(herein called “Magna Steyr”)

- and -

COSMA AUTOMOTIVE (CHONGQING) CO., LTD., a company incorporated under the laws of The Peoples Republic of China

(hereinafter called “Cosma Automotive”)

- and -

THE BANK OF NOVA SCOTIA, CITIBANK, N.A., CANADIAN BRANCH, BANK OF AMERICA, N.A., CANADA BRANCH, CANADIAN IMPERIAL BANK OF COMMERCE, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), BANK OF TOKYO-MITSUBISHI UFJ (CANADA), BNP PARIBAS CANADA, EXPORT DEVELOPMENT CANADA, COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES, THE ROYAL BANK OF SCOTLAND, N.V. (CANADA) BRANCH, RAIFFEISEN BANK INTERNATIONAL AG, BANK OF MONTREAL, ROYAL BANK OF CANADA, THE TORONTO-DOMINION BANK, CREDIT SUISSE AG, TORONTO BRANCH, ING BANK N.V., DUBLIN BRANCH, JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, BAYERISCHE LANDESBANK, ACTING THROUGH ITS NEW YORK BRANCH, BANCO SANTANDER, S.A., NEW YORK BRANCH and ICICI BANK CANADA and other financial institutions to whom any of the foregoing or their permitted assigns may from time to time assign an undivided interest in the Loan Documents and who agree to be bound by the terms hereof as a Tranche A-1 Lender or who otherwise become a Tranche A-1 Lender pursuant to the terms hereof

(herein, in their capacities as lenders to the Canadian Borrowers under Tranche A-1, collectively called the “Tranche A-1 Lenders” and individually called a “Tranche A-1 Lender”)

- and -

THE BANK OF NOVA SCOTIA, CITIBANK N.A., BANK OF AMERICA, N.A., CIBC INC., SOCIÉTÉ GÉNÉRALE, THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., BNP PARIBAS CANADA, EXPORT DEVELOPMENT CANADA, RAIFFEISEN BANK INTERNATIONAL AG, COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES, THE ROYAL BANK OF

SCOTLAND, N.V. (CANADA) BRANCH, BANK OF MONTREAL, CHICAGO BRANCH, ROYAL BANK OF CANADA, TORONTO DOMINION (TEXAS) LLC, CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, ING BANK N.V., DUBLIN BRANCH, JPMORGAN CHASE BANK, N.A., BAYERISCHE LANDESBANK, ACTING THROUGH ITS NEW YORK BRANCH, BANCO SANTANDER, S.A., NEW YORK BRANCH and ICICI BANK CANADA and other financial institutions to whom any of the foregoing or their permitted assigns may from time to time assign an undivided interest in the Loan Documents and who agree to be bound by the terms hereof as a Tranche A-2 Lender or who otherwise become a Tranche A-2 Lender pursuant to the terms hereof

(herein, in their capacities as lenders to the U.S. Borrowers under Tranche A-2, collectively called the “Tranche A-2 Lenders” and individually called a “Tranche A-2 Lender”)

THE BANK OF NOVA SCOTIA, CITIBANK, N.A., LONDON BRANCH, BANK OF AMERICA, N.A., LONDON BRANCH, CANADIAN IMPERIAL BANK OF COMMERCE, SOCIÉTÉ GÉNÉRALE, THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., LONDON BRANCH, BNP PARIBAS (SUISSE) SA, EXPORT DEVELOPMENT CANADA, COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES, THE ROYAL BANK OF SCOTLAND, N.V. (CANADA) BRANCH, RAIFFEISEN BANK INTERNATIONAL AG, BANK OF MONTREAL IRELAND PLC, ROYAL BANK OF CANADA, THE TORONTO-DOMINION BANK, CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, ING BANK N.V., DUBLIN BRANCH, JPMORGAN CHASE BANK N.A., LONDON BRANCH, BAYERISCHE LANDESBANK, ACTING THROUGH ITS NEW YORK BRANCH, BANCO SANTANDER S.A. LONDON BRANCH and ICICI BANK CANADA and other financial institutions to whom any of the foregoing or their permitted assigns may from time to time assign an undivided interest in the Loan Documents and who agree to be bound by the terms hereof as a Tranche A-3 Lender pursuant to the terms hereof

(herein, in their capacities as lenders to the European Borrowers under Tranche A-3, collectively called the “Tranche A-3 Lenders” and individually called a “Tranche A-3 Lender”)

- and -

SCOTIABANK INVERLAT S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO SCOTIABANK INVERLAT and other financial institutions to whom the foregoing or its permitted assigns may from time to time assign an undivided interest in the Loan Documents and who agree to be bound by the terms hereof as a Tranche B Lender or who otherwise become a Tranche B Lender pursuant to the terms hereof

(herein, in their capacities as lenders to the Mexican Borrowers under Tranche B, collectively called the “Tranche B Lenders” and individually called a “Tranche B Lender”)

- and -

CITIBANK N.A., HONG KONG BRANCH and BNP PARIBAS HONG KONG BRANCH and other financial institutions to whom any of the foregoing or their permitted assigns may from time to time assign an undivided interest in the Loan Documents and who agree to be bound by the terms hereof as a Tranche C Lender or who otherwise become a Tranche C Lender pursuant to the terms hereof

(herein, in their capacities as lenders to the Asian Borrowers under Tranche C, collectively called the “ Tranche C Lenders” and individually called a “Tranche C Lender”)

- and -

THE BANK OF NOVA SCOTIA

(herein, in its capacity as administrative agent of the Lenders, called the “Administrative Agent”)

- and -

THE BANK OF NOVA SCOTIA

(herein, in its capacity as European funding agent of the Lenders to the European Borrowers, called the “European Agent”)

- and -

CITICORP INTERNATIONAL LIMITED

(herein, in its capacity as Asian funding agent of the Lenders to the Asian Borrowers, called the “Asian Agent”)

RECITALS:

WHEREAS, the Borrowers, the Agents and the lenders party thereto are parties to the Restated Credit Agreement;

AND WHEREAS the Borrowers (other than the Asian Borrowers) have elected to repay all amounts outstanding pursuant to the Restated Credit Agreement;

AND WHEREAS the Asian Borrowers and the Asian Lenders have agreed that all Advances owing pursuant to the Restated Credit Agreement and the Asian Facility Agreements (as defined in the Restated Credit Agreement) shall be deemed to be Advances owing by the Asian Borrower to the Asian Lenders hereunder and pursuant to the Asian Facility Agreements ;

AND WHEREAS the Borrowers have elected to terminate the Restated Credit Agreement;

AND WHEREAS the Borrowers, the Agents and the Lenders have agreed to enter into this Agreement on the terms contained herein.

NOW THEREFORE THIS CREDIT AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.01                        Definitions

For the purposes of this Agreement:

“Acceptance Fee” means, in respect of each Bankers’ Acceptance Loan, a fee calculated on the basis of a 365 or 366 day year at a rate per annum for the actual number of days in the relevant BA Period equal to the Applicable Margin as at the date of issuance of such Bankers’ Acceptance, subject to adjustment pursuant to Section 6.06, multiplied by the aggregate face amount of the applicable Bankers’ Acceptance;

“Adhesion Agreement” means an agreement substantially in the form of Schedule L attached hereto;

“Administrative Agent” means The Bank of Nova Scotia, and includes its successors and any replacement administrative agent;

“Advance” means any utilization (of any nature or kind) of the Credit Facility by a Borrower (other than by way of Rollover or Conversion of a Loan already outstanding), including, without limitation, whether by way of, in the case of a Canadian Borrower, advance of a Prime Rate Loan, Base Rate Canada Loan or Libor Loan or issuance of a Bankers’ Acceptance (including BA Rate Loans) or Letter of Credit or, in the case of a U.S. Borrower, advance of a U.S. Base

Rate Loan or Libor Loan or issuance of a Letter of Credit or, in the case of a European Borrower, advance of a Libor Loan or a European Swingline Loan or issuance of a Letter of Credit or, in the case of a Mexican Borrower, advance of a Libor Loan or a Peso Loan or issuance of a Letter of Credit or, in the case of an Asian Borrower, an advance as provided for in accordance with the terms set forth in an Asian Facility Agreement;

“Affiliate” means, in respect of any corporation, any Person which, directly or indirectly, controls or is controlled by or is under common control with the corporation; and for the purpose of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct, or cause to be directed, the management and policies of a corporation whether through the ownership of voting shares or by contract;

“Agents” means, collectively, the Administrative Agent, the European Agent and the Asian Agent and “Agent” means any of them;

“Agreement” means this credit agreement and all schedules attached to this agreement, in each case as this agreement or such schedules may be amended, restated or supplemented from time to time; the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this agreement (as amended or supplemented from time to time) as a whole and not to any particular article, section, schedule or other portion hereof, and the expression “Article” and “Section” followed by a number or by a number and letter, and “Schedule” followed by a letter, mean and refer to the specified article or section of or schedule to this Agreement, except as otherwise specifically provided herein;

“Applicable Facility Fee” shall have the meaning ascribed to such term in Section 6.04;

“Applicable Law” means, in respect of any Person, property, transaction or event, all applicable laws, statutes, rules, by-laws and regulations, and all applicable official directives, orders, judgments and decrees of Governmental Bodies but solely to the extent they have the force of law (and, in the case of Section 3.12 only, whether or not having the force of law, so long as banks or non-bank lenders, as the case may be, customarily comply therewith);

“Applicable Margin” means, at any particular time, the percentage rate per annum determined in the table below based on the Credit Rating.  The Applicable Margin to be applied with respect to an Advance, Conversion or Rollover shall be the Applicable Margin on the relevant date of the Advance, Conversion or Rollover, as the case may be.  The Applicable Margin shall change on the day (the “Applicable Margin Adjustment Date”) in which the Administrative Agent becomes aware of a change in the Credit Rating.  Magna shall, upon becoming aware of a change to the Credit Rating, provide notice of such change to the Administrative Agent.  Each Applicable Margin shall be adjusted on the Applicable Margin Adjustment Date.  Notwithstanding the foregoing, there shall be no adjustments to Bankers’ Acceptances, BA Rate Loans and Letters of Credit that are outstanding on the Applicable Margin Adjustment Date.

Level	Credit Rating: Fitch and S&P/ Moody’s	Acceptance Fee, BA Rate, Libor, TIIE Rate, Letters of Credit Issuance Fee	Prime Rate, Base Rate Canada, U.S. Base Rate	Facility Fee
I	[***]	[***]	[***]	[***]
II	[***]	[***]	[***]	[***]
III	[***]	[***]	[***]	[***]
IV	[***]	[***]	[***]	[***]
V	[***]	[***]	[***]	[***]

“Applicable Margin Adjustment Date” has the meaning set forth in the definition of Applicable Margin;

“Asian Agent” means Citicorp International Limited, and includes its successors and any replacement Asian Agent;

“Asian Borrowers” means, collectively, Magna Hong Kong, Tianjin, Changzhou, Shanghai, Guangdong, Magna Technology, Magna Donnelly, Magna Korea, Cosma, Kunshan, Fuzhou, Magna Suxing, Magna Suzhou, Magna Steyr, Cosma Automotive and each other Person that becomes a Borrower under Tranche C from time to time after the Closing Date pursuant to an Asian Facility Agreement and by executing this Agreement or an Adhesion Agreement and “Asian Borrower” means any one of them;

“Asian Facility Agreements” means, collectively, the agreements entered into from time to time among the Administrative Agent, the Asian Agent, the Tranche C Lenders and an Asian Borrower establishing the terms applicable to the ability of such Asian Borrower to obtain credit pursuant to Tranche C (including without limitation the PRC Supplement), as each such agreement may be amended, restated, supplemented or replaced from time to time and “Asian Facility Agreement” means any one of them;

“BA Period” means, with respect to a Bankers’ Acceptance, the duration thereof as selected by a Canadian Borrower in the applicable Borrowing Notice, in each case commencing on the date the Bankers’ Acceptance is accepted and expiring on a Banking Day not less than 1 month nor more than 6 months thereafter (or, subject to availability, a duration of less than 1 month with a maximum of 10 BA Periods at any time of less than 1 month);

“BA Rate” means the BA Schedule I Rate or the BA Schedule II Rate, as the case may be;

“BA Rate Loan” shall have the meaning ascribed thereto in Section 4.02;

“BA Schedule I Rate” means, with respect to an issue of Bankers’ Acceptances with the same Maturity Date to be accepted by a Schedule I Lender hereunder, the discount rate per annum, calculated on the basis of a year of 365 days, (i) equal to, as determined by the Administrative Agent, the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule I Reference Lenders that appear on the Reuters Screen CDOR Page for the

Schedule I Reference Lenders at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and an identical Maturity Date to the face value and Maturity Date of such issue of Bankers’ Acceptances or (ii) if such rate does not appear on such page for all Schedule I Reference Lenders, equal to the arithmetic average of the rates per annum for Canadian dollar bankers’ acceptances having such term for the Administrative Agent which are quoted to the Administrative Agent as of such time by three major Canadian banks chosen by the Administrative Agent, provided that the Administrative Agent shall act in good faith in order to obtain representative quotes;

“BA Schedule II Rate” means, with respect to an issue of Bankers’ Acceptances with the same Maturity Date to be accepted by a Non-Schedule I Lender hereunder, the lesser of (i) the discount rate per annum, calculated on the basis of a year of 365 days, determined by the Administrative Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule II Reference Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and an identical Maturity Date to the face value and Maturity Date of such issue of Bankers’ Acceptances and (ii) the BA Schedule I Rate with respect to an issue of Bankers’ Acceptances with the same Maturity Date to be accepted by a Schedule I Lender hereunder plus [***] per annum;

“Bankers’ Acceptance” means any draft issued by a Canadian Borrower and accepted by a Tranche A-1 Lender in accordance with the provisions of Article 4 and includes, among other things, a depository bill under the Depository Bills and Notes Act (Canada) and a bill of exchange under the Bills of Exchange Act (Canada);

“Bankers’ Acceptance Loan” means, at any particular time, any Loan which at such time is outstanding by way of Bankers’ Acceptances or BA Rate Loans and, for greater certainty, refers to the aggregate face amount of all Bankers’ Acceptances accepted and BA Rate Loans made in respect of a single Borrowing Notice, and “Bankers’ Acceptance Loans” means, at any time, all Bankers’ Acceptance Loans at such time;

“Banking Day” means (i) for all purposes other than in respect of a Libor Loan or an Advance, a Conversion or a Rollover to a Borrower, a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Toronto, Ontario and Montreal, Quebec and, in the case of an Advance, a Conversion or a Rollover in currencies other than Canadian dollars, New York, New York and (ii) in respect of an Advance, a Conversion or a Rollover (other than a Libor Loan) to a U.S. Borrower, a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in New York, New York and (iii) in respect of a Libor Loan (other than a Libor Loan to a European Borrower), a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Toronto, Ontario, in New York, New York and in London, England and (iv) in respect of an Advance, a Conversion or a Rollover to a European Borrower (other than a European Swingline Loan), a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried out in London,

England and (v) in respect of a European Swingline Loan, a day on which banks are generally open for business in Vienna, Austria and which is a TARGET Day and (vii) in respect of an Advance, a Conversion or a Rollover (other than a Libor Loan) to a Mexican Borrower, a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Mexico City, Mexico and, in the case of a Libor Loan to a Mexican Borrower, the day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Mexico City, Mexico and London, England, and (viii) in respect of an Advance, a Conversion or a Rollover to an Asian Borrower, as provided for in the applicable Asian Facility Agreement.  In addition to the provisions stated above in this definition, any Advance, a Conversion or a Rollover denominated in Euros shall be made on a TARGET Day only;

“Base Rate Canada” means, at any particular time, the greater of (a) the annual rate of interest, designated as the “Base Rate Canada”, which the Administrative Agent establishes at its principal office in Toronto as the reference rate of interest in order to determine interest rates it will charge at such time for loans in U.S. dollars made to its customers in Canada, such rate to be adjusted automatically and without the necessity of any notice to the Canadian Borrowers upon each change to such rate and (b) the Federal Funds Rate at such time plus ½ of 1% per annum;

“Base Rate Canada Loan” means, at any particular time, any Loan which is outstanding at such time and in respect of which interest is to be calculated based on the Base Rate Canada and “Base Rate Canada Loans” means, at any particular time, all Base Rate Canada Loans at such time;

“Borrowers” means, collectively, the Canadian Borrowers, the U.S. Borrowers, the European Borrowers, the Mexican Borrowers, the Asian Borrowers and any other borrower designated and that has become party to this Agreement pursuant to Section 2.01(k) or (l) and “Borrower” means any of them;

“Borrowers’ Counsel” means, collectively, Davies, Ward Phillips & Vineberg LLP and Jeffrey O. Palmer of Toronto, Ontario, Dickinson Wright PLLC of Detroit, Michigan, Baker & McKenzie of Zurich, Switzerland, Allen & Overy of Hong Kong and Goodrich, Riquelme y Asociados, Mexico City, Mexico and/or such other counsel not unacceptable to the Lenders acting reasonably as Magna may designate to the Administrative Agent in writing from time to time;

“Borrowing Date” means any Banking Day on which an Advance, Conversion or Rollover is made;

“Borrowing Notice” means, in respect of an Advance to a Canadian Borrower under Tranche A-1, a notice substantially in the form of Schedule A hereto and, in respect of an Advance to a Mexican Borrower under Tranche B, a notice substantially in the form of Schedule E hereto and, in respect of an Advance to a U.S. Borrower under Tranche A-2, a notice substantially in the form of Schedule B hereto and, in respect of an Advance to a European Borrower under Tranche A-3, a notice substantially in the form of Schedule C hereto and, in respect of a European Swingline Loan to a European Borrower under Tranche A-3, a notice substantially in the form of Schedule D hereto and in respect of an Advance to a Asian Borrower under Tranche C, a notice in the form required by an Asian Facility Agreement;

“Canadian Borrowers” means, collectively, Magna, Magna LP and any other Borrowers existing under the laws of a province or territory of Canada or the federal laws of Canada and added as a Canadian Borrower hereunder from time to time in accordance with the provisions of Section 2.01(k) of this Agreement and “Canadian Borrower” means any of them;

“Canadian Branch of Account” means the Global Wholesale Services, loan operations of the Administrative Agent located at 720 King Street West, Toronto, Ontario, or such other branch or lending office of the Administrative Agent located in Canada as Magna and the Administrative Agent may agree upon;

“Canadian Dollar Equivalent” means the Exchange Equivalent in Canadian dollars of any amount of U.S. dollars, £, Euros or other Freely Convertible Currency;

“Canadian dollars” or “Cdn. $” means lawful money of Canada;

“Canadian Swingline Facility” shall have the meaning set forth in Section 3.08(a);

“Canadian Swingline Lender” means The Bank of Nova Scotia;

“Canadian Swingline Loan” shall have the meaning set forth in Section 3.08(b);

“Capital Lease Obligations” means, with respect to any Person, the obligations of such Person which are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP, and for purposes of this Agreement, the amount of such obligations shall in each case be the capitalized amount thereof, determined in accordance with GAAP;

“Cash Equivalents” means marketable direct obligations issued by, or unconditionally guaranteed by, the governments of Canada or any province thereof or the United States or any agency or instrumentality of any of them, and backed by the full faith and credit of Canada or such province or the United States, as the case may be, in each case maturing within one year from the date of acquisition;

“Closing Date” means July 8, 2011;

“Co-Lead Arrangers” means The Bank of Nova Scotia, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated;

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder;

“Commitment” means, (i) with respect to each Tranche A-1 Lender, each Tranche A-2 Lender and each Tranche A-3 Lender, the amount of U.S. dollars set forth in Schedule F hereto that such Tranche A-1 Lender, Tranche A-2 Lender and each Tranche A-3 Lender is committed to Advance under Tranche A, (ii) with respect to each Tranche B Lender, the amount of U.S. dollars set forth in Schedule F hereto that such Tranche B Lender is committed to Advance under

Tranche B; and (iii) with respect to each Tranche C Lender, the amount of U.S. dollars set forth in Schedule F hereto that such Tranche C Lender is committed to Advance under Tranche C, as the case may be, as such amounts may be amended from time to time pursuant to the terms hereof;

“Compliance Certificate” means the Officers’ Certificate in the form attached hereto as Schedule K and delivered in accordance with Section 8.01(i) hereof;

“Conflict of Interest” means the circumstance in which a Lender determines, acting in good faith and reasonably, that it has an existing business relationship either directly or through an Affiliate with an entity that is subject to a Take-over Bid;

“Contaminants” means any biological, chemical or physical agent which is regulated, prohibited, restricted or controlled under any Environmental Laws including, without limitation, any petroleum products, chemicals, contaminants, pollutants, emissions, effluents, wastes and toxic, hazardous, dangerous or potentially toxic, hazardous or dangerous substances or materials as such terms are defined in Environmental Laws;

“Controlled Group” means each business or entity which is a member of a “controlled group of corporations,” under “common control” or is a member of an “affiliated service group” with a U.S. Borrower within the meaning of Section 414(b),(c) or (m) of the Code, or required to be aggregated with a U.S. Borrower under Section 414(o) of the Code, or is under “common control” with a U.S. Borrower, within the meaning of Section 4001(a)(14) of ERISA;

“Conversion” means, in respect of a Loan, the conversion of the method for calculating interest or fees on such Loan from one method to another, and, for greater certainty, includes a conversion to or from a Bankers’ Acceptance Loan or a Letter of Credit;

“Conversion Date” means, in respect of a Loan, the Banking Day on which a Conversion thereof is made;

“Conversion Rate” means, in relation to the conversion of one Currency to another on a particular day, (i) in the case of the Administrative Agent, the noon spot rate quoted by the Administrative Agent for such day, (ii) in the case of the European Agent, the rate quoted at 11:00 a.m. (London, England time) by the European Agent for such day and (iii) in the case of the Asian Agent, as designated in the applicable Asian Facility Agreement;

“Credit Facility” means the credit facility established pursuant to Section 2.01(a);

“Credit Rating” means a rating of the credit quality of Magna based upon ratings established by S&P, Fitch or Moody’s upon the following basis:

(a)                                  for each of S&P, Fitch and Moody’s, the relevant rating shall be: (i) the rating by such credit rating agency of the credit quality of the senior unsecured long-term debt of Magna, or (ii) if such rating is not available from such credit rating agency, the issuer credit rating or the general corporate credit rating of Magna by such credit rating agency, or (iii) if the aforesaid ratings are not available from such credit rating agency, the rating one gradation above the rating of the credit quality of the subordinated debt of Magna by such credit rating agency, or (iv) if none of the aforesaid ratings are available from such credit rating agency, Magna and the Lenders shall negotiate in good faith to amend this definition to adopt a substitute rating for such credit rating agency and, pending such amendment, the credit rating shall be the last rating by such credit rating agency and, if Magna and the Lenders are unable to negotiate such an amendment within 30 days following the date on which the aforesaid credit ratings have ceased to be available from such credit rating agency, the rating for such credit rating agency shall be deemed to be a rating less than BB+ or Ba1;

(b)                                 if Magna is split-rated and the ratings differential between the highest rating and the next highest rating is one level, the highest of the ratings shall apply;

(c)                                  if Magna is split-rated and the ratings differential between the highest rating and the next highest rating is more than one level, the rating that is one level lower than the highest of the ratings shall be used; and

(d)                                 if Magna is rated by only one of S&P, Fitch or Moody’s, then that single rating shall be used;

“Currency” means Canadian dollars, U.S. dollars, £, Pesos, Euros or any other Freely Convertible Currency;

“Default” means any event which, but for the lapse of time or the giving of notice or both, would constitute an Event of Default;

“Discount Proceeds” means, in respect of any Bankers’ Acceptances to be accepted by a Tranche A-1 Lender on any particular day, an amount in Canadian dollars (rounded to the nearest whole cent and with one-half of one cent being rounded up) calculated on such day by multiplying:

(i)                                     the aggregate face amount of such Bankers’ Acceptances; by

(ii)                                  a factor equal to one divided by the sum of one plus the product of:

(A)                              the BA Rate which is applicable to such Bankers’ Acceptance (expressed as a decimal); and

(B)                                a fraction, the numerator of which is the number of days in the BA Period with respect to such Bankers’ Acceptances and the denominator of which is 365;

with the amount as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up;

“Environmental Approval” means any approval, permit, order, consent or other authorization issued or granted by any Governmental Body under applicable Environmental Laws;

“Environmental Laws” means applicable federal, provincial, state, local, municipal, governmental or quasi-governmental laws, by-laws, rules, regulations and orders made or given under Applicable Law, policies, guidelines, directives and decisions (so long as a duly diligent Person would, in the conduct of its business, be reasonably required to comply therewith) and other lawful requirements concerning occupational or public health and safety or the environment (including, without limitation, the use, handling, transportation, production, disposal, discharge or storage of any Contaminants) and any lawful order, injunction, judgment, declaration, notice or demand issued thereunder;

“ERISA” means the Employee Retirement Income Security Act of 1974 (United States), as amended, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time; references to sections of ERISA also refer to any successor sections;

“ERISA Event” shall mean (i) a “Reportable Event” described in section 4043 of ERISA and the regulations issued thereunder other than one for which the PBGC has waived the statutory notice requirement under regulation or in other guidance, (ii) the withdrawal of a U.S. Borrower or any member of the Controlled Group from a Pension Plan during a plan year in which it was a “substantial employer” as defined in section 4001(a)(2) of ERISA or from a Multiemployer Plan, (iii) the filing of a notice of intent to terminate a Pension Plan or the treatment of a Pension Plan amendment as a termination under section 4041 of ERISA, (iv) the institution of proceedings to terminate a Pension Plan by the PBGC or (v) any other event or condition which constitutes grounds under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan;

“Euro Equivalent” means the Exchange Equivalent in Euros of any amount of Canadian dollars, U.S. dollars, £ or other Freely Convertible Currency;

“Euro Value” means, in relation to any particular amount of money at any time, the value thereof at such time expressed in Euros, determined as follows:

(a)                                  for that portion of such amount which is Euros, the stated amount thereof; and

(b)                                 for that portion of such amount which is not Euros, the Euro Equivalent;

“European Agent” means The Bank of Nova Scotia and includes its successors and any replacement European Agent;

“European Borrowers” means Magna Europe and any other Borrowers existing under the laws of a country in the European Union and added as a European Borrower from time to time in accordance with the provisions of Section 2.01(k) of this Agreement and “European Borrower” means any of them;

“European Branch of Account” means Global Wholesale Services, loan operations of the Administrative Agent located at 720 King Street West, Toronto, Ontario, or such other branch or lending office of the European Agent as the European Borrowers and the European Agent may agree upon;

“European Swingline Facility” shall have the meaning set forth in Section 3.10(a);

“European Swingline Lender” means BNP Paribas (Suisse) SA;

“European Swingline Loan” shall have the meaning set forth in Section 3.10(b);

“European Swingline Period” means, with respect to a European Swingline Loan, the period starting on the Borrowing Date and ending on the repayment date for the respective European Swingline Loan (both dates as specified and selected by a European Borrower in the relevant Borrowing Notice) and being a duration not exceeding five TARGET Days;

“Euros” means the common currency which member states of the European Union have adopted as a single currency;

“Event of Default” has the meaning attributed to such term in Section 10.01;

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in Canadian dollars, U.S. dollars, £, Pesos or Euros or any other Freely Convertible Currency (the “original currency”), the amount expressed in another of such currencies which would be required to buy the original amount of the original currency using the Conversion Rate for such date and for comparable amounts of such original currency;

“Excluded Indebtedness” means indebtedness owed by a Borrower or a Restricted Subsidiary to a Borrower or a Restricted Subsidiary and indebtedness owed by a Borrower or a Restricted Subsidiary to any bank, financial institution or other lender (an “FI Creditor”) to the extent that the applicable Borrower or Restricted Subsidiary has deposits with such FI Creditor sufficient to repay such indebtedness and such FI Creditor has an unrestricted right to access such deposits to pay such indebtedness;

“Excluded Subsidiaries” means those Subsidiaries of Magna identified from time to time by Magna as an excluded subsidiary subject to compliance by Magna with the terms of Section 8.01(m).  As of the date of this Agreement, the Excluded Subsidiaries are as set forth on Schedule H hereto;

“Excluded Taxes” means in relation to an Agent or any Lender, those Taxes which are imposed or levied on or measured by or determined by reference to the overall net income, profits, gross receipts, net worth or capital of the applicable Agent or Lender or any of its applicable lending offices, all franchise taxes and taxes on doing business imposed by the jurisdiction in which such Person is organized or any political subdivision thereof or by the jurisdiction in which the Person is maintaining a permanent establishment or fixed base and any withholding taxes payable as a result of (i) a Tranche A-1 Lender or a Tranche A-2 Lender not being a resident of Canada or the United States of America that is entitled to the benefits of the Canada-US Income Tax Convention (1985), as amended, (ii) the application of US Tax Code sections 1471 through 1474 with respect to payments made to a Tranche A-2 Lender, or (iii) a Tranche C Lender failing to maintain its facility office in accordance with the provisions of the applicable Asian Facility Agreement;

“Federal Funds Rate” means, for any particular day, a fluctuating interest rate per annum equal to:

(a)                                  the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York; or

(b)                                 if such rate is not so published for any day which is a Banking Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it;

“Fee Letter” means the letter agreement dated May 5 2011 between Magna and the Co-Lead Arrangers with respect to fees payable to the Co-Lead Arrangers;

“Final Repayment Date” means July 8, 2015, subject to extensions of the maturity date as provided for in Section 2.06;

“Fiscal Quarter” means each three-month period ending on March 31, June 30, September 30 and December 31 in each Fiscal Year;

“Fiscal Year” means the fiscal year of Magna, being the period commencing on January 1 of each year and ending on the next subsequent December 31;

“Fitch” means Fitch, Inc. or its successors;

“Freely Convertible Currencies” means a Currency (other than Cdn.$, U.S. dollars, Euros and £) which complies with the conditions sets out in Section 3.19;

“F.R.S. Board” means the Board of Governors of the Federal Reserve System of the United States or any successor thereto;

“Funded Indebtedness” means, at any particular time, the aggregate, without duplication, of (i) the Restricted Subsidiaries’ indebtedness for borrowed money (including reimbursement obligations for issued letters of credit, letters of guarantee and bankers’ acceptances, but excluding Subordinate Debt) at such time but not including indebtedness owing pursuant to this Agreement, (ii) Capital Lease Obligations of the Restricted Subsidiaries at such time, and (iii) contingent liabilities of the Restricted Subsidiaries at such time with respect to indebtedness for borrowed money of a Person other than Magna or any of its Subsidiaries, all determined on a consolidated basis in accordance with GAAP;

“Funding Lenders” means those Lenders that are not Non-Funding Lenders;

“GAAP” means generally accepted accounting principles prevailing in the United States of America as at the date of this Agreement (unless otherwise specifically stated herein);

“generally accepted accounting principles” means generally accepted accounting principles prevailing in the United States of America from time to time;

“Governmental Body” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limiting the foregoing) any other law-making, regulation-making or rule-making entity (including, without limitation, the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements and any central bank, fiscal or monetary authority or authority regulating banks), having jurisdiction in the relevant circumstances, or any Person acting under the authority of any of the foregoing (including, without limitation, any arbitrator);

“Guidelines” means, collectively, (i) guideline S-02.123 in relation to interbank loans of 22 September 1986 (Merkblatt “Verrechnungssteuer auf Zinsen von Bankguthaben, deren Gläubiger Banken sind (Interbankguthaben)” vom 22. September 1986); (ii) guideline S-02.122.1 in relation to bonds of April 1999 (Merkblatt “Obligationen” vom April 1999); (iii) guideline S-02.130.1 in relation to money market instruments and book claims of April 1999 (Merkblatt vom April 1999 betreffend Geldmarktpapiere und Buchforderungen inländischer Schuldner); (iv) guideline S-02.128 in relation to syndicated credit facilities of January 2000 (Merkblatt “Steuerliche Behandlung von Konsortialdarlehen, Schuldscheindarlehen, Wechseln und Unterbeteiligungen” vom Januar 2000); (v) guideline S-02.122.2 in relation to deposits of April 1999 (Merkblatt “Kundenguthaben” vom April 1999); and (vi) the circular letter No. 15 of 7 February 2007 (1-015-DVS-2007) in relation to bonds and derivative financial instruments as subject matter of taxation of Swiss federal income tax, Swiss withholding tax and Swiss stamp taxes (Kreisschreiben Nr. 15 “Obligationen und derivative Finanzinstrumente als Gegenstand der direkten Bundessteuer, der Verrechnungssteuer und der Stempelabgaben” vom 7. Februar 2007), in each case as issued, amended or replaced from time to time, by the Swiss federal tax administration or as substituted or superseded and overruled by any law, statute, ordinance, court decision, regulation or the like as in force from time to time.

“Indebtedness” means, with respect to any Person at any particular time, the aggregate amount of all indebtedness and liabilities (excluding deferred taxes) of such Person which would, in accordance with generally accepted accounting principles, be reflected on a balance sheet of such Person at that time, together with, without duplication, all indebtedness created or arising under any conditional sales agreement, provided that if the rights and remedies of the seller or lender under such agreement in the event of the default are limited to repossession or sale of property, such indebtedness shall be deemed to be in an amount equal to the lesser of (A) the amount of such indebtedness and (B) the book value of such property; provided that for the purpose of computing the Indebtedness of any Person, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof, there shall have been irrevocably deposited with the proper depository in trust the necessary funds (or evidences of other indebtedness, or other securities, if permitted by the instrument creating such indebtedness) for the payment, redemption or satisfaction of such indebtedness, and such funds and evidences of indebtedness or other security so deposited shall not be included in any computation of the assets of such Person made for purposes of this Agreement;

“Insolvency Legislation” means legislation in any applicable jurisdiction primarily relating to, or the central purpose of which is the, reorganization, arrangement, compromise or re-adjustment of debt, dissolution or winding-up, or any similar legislation, and specifically includes for greater certainty the BIA, the Companies’ Creditors Arrangement Act (Canada), the Canada Deposit

Insurance Corporations Act (Canada), the Winding-Up and Restructuring Act (Canada) and the United States Bankruptcy Code.

“Intellectual Property” means trade marks, trade mark applications, trade names, certification marks, patents, patent applications, copyrights, copyright interests and industrial designs;

“Interest Period” means, with respect to each Libor Loan, the period selected by the applicable Borrower in accordance with the provisions hereof and being of a duration of one, two, three or six months (or, subject to availability, a duration of nine months, twelve months or less than 30 days with a maximum of 10 Interest Periods at any time of less than 30 days), commencing on the Borrowing Date, Rollover Date or Conversion Date (as the case may be) of such Loan.  Notwithstanding the foregoing, with respect to each Libor Loan and Peso Loan made to a Mexican Borrower, the period, not to exceed 30 days, selected by such Mexican Borrower in accordance with the provisions hereof, commencing on the Borrowing Date, Rollover Date or Conversion Date (as the case may be) of such Loan;

“£” means pounds sterling, the lawful currency of the United Kingdom;

“L/C Eligible New Lender” means a lender that has a long term credit rating of at least A- by S&P (or its equivalent by Moody’s) and, in respect of a lender that has a long term credit rating by both S&P and Moody’s, the lower of such long term credit ratings;

“L/C Issuing Canadian Lender” means The Bank of Nova Scotia or any other Tranche A-1 Lender selected by a Canadian Borrower and acceptable to the Administrative Agent, acting reasonably, who assumes in writing the obligation of issuing Letters of Credit under Tranche A-1 on behalf of the Tranche A-1 Lenders;

“L/C Issuing European Lenders” means any Tranche A-3 Lenders selected by the European Borrowers and acceptable to the European Agent and Administrative Agent, acting reasonably, who assumes in writing the obligation of issuing Letters of Credit under Tranche A-3 on behalf of the Tranche A-3 Lenders and “L/C Issuing European Lender” means any one of the L/C Issuing European Lenders;

“L/C Issuing Lenders” means the L/C Issuing Canadian Lender, the L/C Issuing U.S. Lender, the L/C Issuing European Lenders and the L/C Issuing Mexican Lenders and any Tranche C Issuing Bank (as such term is defined in an Asian Facility Agreement) and “L/C Issuing Lender” means any one of the L/C Issuing Lenders;

“L/C Issuing Mexican Lenders” means Scotiabank Inverlat and any other Tranche B Lender selected by a Mexican Borrower and acceptable to the Administrative Agent, acting reasonably, who assumes in writing the obligation of issuing Letters of Credit under Tranche B and “L/C Issuing Mexican Lender” means any one of the L/C Issuing Mexican Lenders;

“L/C Issuing U.S. Lender” means The Bank of Nova Scotia or any other Tranche A-2 Lender selected by the U.S. Borrowers and acceptable to the Administrative Agent, acting reasonably, who assumes in writing the obligation of issuing Letters of Credit under Tranche A-2 on behalf of the Tranche A-2 Lenders;

“Lender-Related Distress Event” means, with respect to any Lender or any Person that directly or indirectly controls such Lender (each a “Distressed Person”), a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or a custodian, conservator, receiver, regulatory authority, Governmental Body or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Body), or such Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Body having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such governmental authority provided that a Lender-Related Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any equity interest in such Distressed Person by any Governmental Body.  An Undisclosed Administration shall not constitute a Lender-Related Distress Event so long as such administration has not been disclosed to the public and the affected Lender has confirmed in writing to the Administrative Agent that it will meet all of its funding obligations under the Agreement;

“Lenders” means, collectively, the Tranche A Lenders, the Tranche B Lenders and the Tranche C Lenders and “Lender” means any one of them;

“Lenders’ Counsel” means, collectively, McCarthy Tétrault LLP of Toronto, Ontario, Hodgson Russ LLP of Buffalo, New York, Galicia Abogados, S.C., Mexico, Clifford Chance, Hong Kong, Jun He Law Offices, Beijing, China, or such other counsel not unacceptable to Magna acting reasonably as the Administrative Agent may designate to Magna in writing from time to time;

“Letter of Credit” means:

(a)                                  a standby letter of credit or letter of guarantee denominated in Canadian dollars, U.S. dollars, Euros, ₤ or other Freely Convertible Currencies and in form satisfactory to and issued by the L/C Issuing Canadian Lender whereby the L/C Issuing Canadian Lender, acting at the request of and in accordance with the instructions of a Canadian Borrower, is to make payment in accordance with the terms and conditions thereof of an amount to or to the order of a third party; or

(b)                                 a standby letter of credit or letter of guarantee denominated in Canadian dollars, U.S. dollars, Euros, ₤ or other Freely Convertible Currencies and in form satisfactory to and issued by the L/C Issuing U.S. Lender whereby the L/C Issuing U.S. Lender, acting at the request of and in accordance with the instructions of a U.S. Borrower, is to make payment in accordance with the terms and conditions thereof of an amount to or to the order of a third party; or

(c)                                  a standby letter of credit or letter of guarantee denominated in U.S. dollars, Euros, ₤ or other Freely Convertible Currencies and in form satisfactory to and issued by a L/C Issuing European Lender whereby a L/C Issuing European Lender, acting at the request of and in accordance with the instructions of a European Borrower, is to make payment in accordance with the terms and conditions thereof of an amount to or to the order of a third party; or

(d)                                 a standby letter of credit or letter of guarantee denominated in Pesos or U.S. dollars and in form satisfactory to and issued by a L/C Issuing Mexican Lender whereby a L/C Issuing Mexican Lender, acting at the request of and in accordance with the instructions of a Mexican Borrower, is to make payment in accordance with the terms and conditions thereof of an amount to or to the order of a third party; or

(e)                                  a standby letter of credit or letter of guarantee or other documentary credit from time to time issued under any Asian Facility Agreement;

“Libor” means:

(a)                                  in respect of any Libor Loan to be made by the Tranche A-1 Lenders, Mexican Swingline Lenders or Tranche A-3 Lenders for any Interest Period, the rate of interest per annum (calculated on the basis of a 360 day year) which appears on the Thomson Reuters Screen Page 3750 in the case of a Libor Loan denominated in U.S. dollars, Euros or £ (or if two or more rates appear on the Thomson Reuters Screen Page 3750 the arithmetic mean of such rates) as of 11:00 a.m. (London time) on the day which is same day in the case of £ and two Banking Days prior to the first day of such Interest Period in the case of U.S. dollars and Euros, as being the rate for deposits with prime lending banks in the London interbank eurocurrency market in U.S. dollars, Euros or £, as the case may be, in an amount approximately equal to the amount of the particular Libor Loan for approximately the same number of days as such Interest Period for delivery on the first day of such Interest Period, or, if such rate is not available on such date, the simple average (rounded upwards, if necessary, to the nearest whole multiple of 1/16 of 1%) of such rates quoted at such time by the Tranche A-1 Lenders, the Mexican Swingline Lenders or the Tranche A-3 Lenders (to the extent that they quote rates) as being the respective rates at which their respective principal lending offices in London, England are prepared to offer such deposits; and

(b)                                 in respect of any Libor Loan to be made by the Tranche A-2 Lenders for any Interest Period, the greater of the rate determined in accordance with (a) above and Libor (Reserve Adjusted) for such Interest Period;

“Libor Loan” means, at any particular time, any Loan which is outstanding at such time and in respect of which interest is to be calculated based on Libor or Libor (Reserve Adjusted), and “Libor Loans” means, at any particular time, all Libor Loans at such time;

“Libor (Reserve Adjusted)” means, for a particular Interest Period, the rate per annum, calculated on the basis of a year of 360 days, determined pursuant to the following formula (and rounded up to the nearest 1/16 of 1%):

Libor (Reserve Adjusted)	=	Libor for such Interest Period
1 – Libor Reserve Percentage for such Interest Period

Libor (Reserve Adjusted) for any Interest Period for Libor Loans will be determined by the Administrative Agent on the basis of the Libor Reserve Percentage in effect on, and the applicable rates furnished to and received by the Administrative Agent, two Banking Days before the first day of such Interest Period;

“Libor Reserve Percentage” means, for a particular Interest Period, the reserve percentage (expressed as a decimal) equal to the maximum aggregate reserve requirements (including all basic, emergency, supplemental, marginal and other reserves and taking into account any transitional adjustments or other scheduled changes in reserve requirements) specified under regulations issued from time to time by the F.R.S. Board and then applicable to assets or liabilities consisting of and including “Eurocurrency Liabilities”, as currently defined in Regulation D of the F.R.S. Board, having a term approximately equal or comparable to such Interest Period;

“Lien” means any mortgage, lien, pledge, assignment, charge, security interest, lease that secures a Capital Lease Obligation, conditional sale agreement, right reserved in any Governmental Body, hypothec, levy, execution, seizure, attachment, garnishment or other similar encumbrance and includes any contractual restriction which, if contravened, may give rise to such an encumbrance and any agreement to give any of the foregoing;

“Loan” means, at any particular time, the principal amount of all Obligations in respect of Advances then outstanding under the Credit Facility pursuant to the same availment option, denominated in the same Currency, and,

(a)                                  in the case of a Bankers’ Acceptance Loan, relating to all Bankers’ Acceptances accepted and BA Rate Loans made in respect of a single Borrowing Notice;

(b)                                 in the case of a Libor Loan, pursuant to an Advance, Rollover or Conversion made on the same date and having the same Maturity Date; and

(c)                                  in the case of a Letter of Credit, relating to a single Letter of Credit;

“Loan Documents” means, collectively, this Agreement, the Asian Facility Agreements, the Fee Letter, the Magna Guarantee, the U.S. Notes and any other guarantee delivered by any member of the Magna Group to the Administrative Agent with respect to the Credit Facility from time to time and “Loan Document” means any one of them;

“Magna” means Magna International Inc., an Ontario corporation;

“Magna America” means Magna International of America, Inc., a Delaware corporation;

“Magna Europe” means New Magna Investments NV, Genk, Belgien, Zweigniederlassung Steinhausen, a Swiss branch of a Belgium corporation;

“Magna Group” means the Borrowers and all other Restricted Subsidiaries of Magna taken as a whole and “member of the Magna Group” means any one of the Borrowers or any other Restricted Subsidiary of Magna;

“Magna Guarantee” means the unconditional and irrevocable guarantee dated on or about the date of this Agreement by Magna in favour of the Administrative Agent for and on behalf of the Lenders, in which it guarantees the obligations of the other Borrowers in the form attached hereto as Schedule O;

“Magna Hong Kong” means Magna International (Hong Kong) Limited, a corporation incorporated under the laws of Hong Kong;

“Magna LP” means Magna Treasury Services LP, a limited partnership formed under the laws of the Province of Ontario;

“Magna Mexico” means Magna Internacional de Mexico, S.A. de C.V., a Mexican sociedad anonima de capital variable;

“Majority Lenders” means, at any particular time, Lenders whose aggregate Commitments at such time are at least 51% of the Total Commitment Amount at such time or, in the case of a given Tranche, only where the consent or other determination of the Lenders in such Tranche is required pursuant to Section 11.07, Lenders whose aggregate Commitments in such Tranche at such time are at least 51% of (i) the Tranche A-1 Commitment Amount, (ii) the Tranche A-2 Commitment Amount, (iii) the Tranche A-3 Commitment Amount, (iv) the Tranche B Commitment Amount or (v) the Tranche C Commitment Amount, as the case may be; provided however that in the event that the Commitments have been terminated, “Majority Lenders” shall be based on Lenders whose aggregate Loans outstanding at such time are at least 51% of all outstanding Loans;

“Mandatory Costs” means those costs identified on Schedule M;

“Market Disruption Event” means a Tranche A-3 Lender, acting in good faith, advising the European Agent by way of a certificate to the European Agent and the European Lenders of its inability to make Advances by way of LIBOR Loans as a consequence of the circumstances identified in Section 3.05;

“Material Adverse Effect” means a negative impact on the business or financial condition of Magna on a consolidated basis which would (i) reduce Tangible Net Worth by 10% or more; and (ii) materially adversely affect Magna’s ability to perform its payment obligations under this Agreement;

“Material Authorization” means, with respect to any Person, any Environmental Approval or approval, permit, licence or similar authorization from, and any filing or registration with, any Governmental Body required by such Person to own, hold under licence or lease its property and assets or to carry on its business in each jurisdiction in which it does so;

“Maturity Date” means the last day of an Interest Period, BA Period or Letter of Credit term (as applicable);

“Mexican Borrowers” means, collectively, Magna Mexico and any other Borrower existing under the laws of Mexico and added as a Mexican Borrower hereunder from time to time pursuant to Section 2.01(k) of this Agreement and “Mexican Borrower” means any one of them.

“Mexican Branches of Account” means Carretera Libre a Tehuacán y Prol. 16 Ote, Colonia Zona Industrial 2000, Puebla, Pue, C.P. 73000, Mexico or such other branches, agencies or lending offices of the Mexican Swingline Lenders located in Mexico as the Mexican Borrowers and the Mexican Swingline Lenders may agree;

“Mexican Swingline Facility” shall have the meaning set forth in Section 3.11(a);

“Mexican Swingline Lenders” means Scotiabank Inverlat and such future Persons that are Lenders to the Mexican Borrowers under Tranche B and “Mexican Swingline Lender” means any of them;

“Mexican Swingline Loan” shall have the meaning set forth in Section 3.11(b);

“Mexico” means the United Mexican States;

“Moody’s” means Moody’s Investor Services, Inc. or its successor;

“Multiemployer Plan” shall mean a Pension Plan defined as such in section 3(37) or 4001(a)(3) of ERISA;

“Non-Funding Lender” means any Lender (i) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder and under the Loan Documents, or (ii) that has given verbal or written notice to a Borrower, an Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party, or (iii) with respect to which one or more Lender-Related Distress Events has occurred, or (iv) with respect to which an Agent has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities;

“Non-Schedule I Lenders” means the Tranche A-1 Lenders that are not Schedule I Lenders;

“Obligations” means, collectively, all indebtedness, liabilities and other obligations of the Borrowers to the Lenders, the Agents or any of them hereunder (including any amendments or supplements hereto) and under any other Loan Document (including any amendments or supplements thereto) or under any other document (including any amendments or supplements thereto) delivered pursuant to this Agreement, whether actual or contingent, direct or indirect, matured or not, now existing or arising hereafter;

“Officers’ Certificate” means, in respect of any Person, a certificate signed by any two of the Chairman of the Board, any Vice-Chairman of the Board, the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, any Executive Vice-President,

any Vice-President, the Secretary, the Treasurer or the Controller of such Person and shall include the Compliance Certificate delivered as required pursuant to Section 8.01(i) hereof;

“Order” means an order, judgment, injunction or such other determination restricting payment by an L/C Issuing Lender under and in accordance with a Letter of Credit or extending an L/C Issuing Lender’s liability under a Letter of Credit beyond the expiration date stated therein;

“PBGC” shall mean the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions;

“Pension Plan” means a “pension plan”, as such term is defined in section 3(2) of ERISA, which is subject to Title IV of ERISA, and to which a U.S. Borrower or any corporation, trade or business that is, along with a U.S. Borrower, a member of a Controlled Group, may have liability, including any liability by reason of having been a substantial employer within the meaning of section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under section 4069 of ERISA or, in the case of a multiple employer plan (as described in section 4064(a) of ERISA), has made contributions at any time during the immediately preceding five plan years but does not include a Multiemployer Plan;

“Permitted Encumbrances” means any one or more of the following with respect to the Magna Group:

(a)           Liens for Taxes, assessments or governmental charges or for utilities arising or incurred in the ordinary course of business that are not yet due and payable or the validity of which is being contested in good faith by the applicable member of the Magna Group and in respect of which (i) the applicable member of the Magna Group has established on its books reserves considered by it to be adequate therefor, or (ii) security has been provided to the Lenders which is adequate to ensure payment, or (iii) such Liens do not exceed $25,000,000 in the aggregate;

(b)           construction, mechanics, carriers, warehousemen, workers, repairers’, materialmen’s or other like possessory Liens and Liens in respect of vacation pay, workers’ compensation, unemployment insurance or similar statutory obligations, provided the obligations secured by such Liens are not yet due and payable and, in the case of construction Liens, which have not yet been filed, or, with respect to any Lien described above, the validity of which is being contested in good faith by the applicable member of the Magna Group and in respect of which (i) the applicable member of the Magna Group has established on its books reserves considered by it to be adequate therefor or (ii) security has been provided to the Lenders which is adequate to ensure payment, or (iii) such Liens do not exceed $25,000,000 in the aggregate;

(c)           Liens arising from court or arbitral proceedings, the validity of which is being contested in good faith by the applicable member of the Magna Group and in respect of which the applicable member of the Magna Group has established on its books reserves considered by it to be adequate therefor;

(d)           pledges or deposits of money or securities made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations;

(e)           deposits to secure public or statutory obligations or in connection with any matter giving rise to a Lien described in (b) above or (i) below;

(f)            deposits of cash or securities in connection with any appeal, review or contestation of any Lien, or any matter giving rise to a Lien, described in (a) or (c) above;

(g)           Purchase Money Security Interests;

(h)           security given by the applicable member of the Magna Group to a public utility or any Governmental Body, when required by such utility or Governmental Body in connection with the operations of the applicable member of the Magna Group in the ordinary course of its business, which singly or in the aggregate do not materially impair the use of the asset concerned in the operation of the business of the applicable member of the Magna Group;

(i)            rights reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit, or by any statutory provision, to terminate the same, to take action which results in an expropriation, to approve or designate a purchaser of any real property or to require annual or other payments as a condition to the continuance thereof;

(j)            zoning laws and building or land use restrictions, development agreements, subdivision agreements, site plan agreements, easements, rights of way, servitudes, leases, minor encroachments or other similar encumbrances or privileges in respect of real property which in the aggregate do not materially impair the use of such property by the applicable member of the Magna Group in the operation of its business;

(k)           the reservation in any original grants from the Crown of any land or interest therein;

(l)            any Lien on the assets of any member of the Magna Group provided the Lenders are provided with a Lien ranking pari passu with such Lien;

(m)          Liens not otherwise specified in this definition existing as of the date hereof and securing an aggregate amount not to exceed US$100,000,000;

(n)           Liens not otherwise specified by this definition granted by the Borrowers and the Restricted Subsidiaries on their respective property and assets provided that the aggregate amount so secured does not at any time exceed an amount equal to 40% of Tangible Net Worth at such time;

(o)           Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the applicable member of the Magna Group;

(p)           rights and interests created by notice registered by any transportation authority with respect to proposed roads or highways which do not materially impair the use of real property owned or leased by the applicable member of the Magna Group in the operation of the business of the applicable member of the Magna Group;

(q)           the granting by the applicable member of the Magna Group in the ordinary course of its business of any lease, sub-lease, tenancy or right of occupancy to any person in respect of real property owned or leased by the applicable member of the Magna Group;

(r)            any Lien to secure Indebtedness of any Restricted Subsidiary owing by it to a Borrower or to any other Restricted Subsidiary;

(s)           any other Lien which the Lenders approve in writing as a Permitted Encumbrance; and

(t)            Liens to secure any new or successive renewals, extensions or refinancings, in whole or in part, of any Indebtedness secured by Liens which are Permitted Encumbrances; provided, however, that (i) such new Lien shall be limited to all or part of the same property or assets that secured the original Lien plus improvements or alterations to such property or assets, and (ii) Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount of the Indebtedness secured by such Lien immediately prior to the time of such renewal, extension or refinancing, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, extension or refinancing;

“Person” means any individual, partnership, limited partnership, joint venture, limited liability company, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Body, whether acting in an individual, fiduciary or other capacity;

“Peso Equivalent” means the Exchange Equivalent in Pesos of any amount of Canadian dollars, U.S. dollars, £, Euros or other Freely Convertible Currency;

“Peso Loan” means, at any time, any Loan which is outstanding at such time and in respect of which interest is to be calculated based on the TIIE Rate and “Peso Loans” means, at any time, all Peso Loans at such time;

“Pesos” means the lawful currency of Mexico;

“PRC” means the People’s Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

“PRC Cross Default” shall have the meaning ascribed to such term in the PRC Supplement;

“PRC Supplement” means the PRC supplemental agreement in respect of the Asian facility agreement, dated on or about the date of this Agreement, between Magna Hong Kong (for and on behalf of the Asian Borrowers) and the Asian Agent;

“PRC Tranche C Advance” shall have the meaning ascribed to such term in the PRC Supplement;

“PRC Tranche C Lender” shall have the meaning ascribed to such term in the PRC Supplement;

“Prime Rate” means, at any time, the greater of (a) the annual rate of interest which the Administrative Agent establishes at its principal office in Toronto as the reference rate of interest to determine interest rates it will charge at such time for loans in Canadian dollars made to its customers in Canada and which it refers to as its “prime rate of interest”, such rate to be adjusted automatically and without the necessity of any notice to the Canadian Borrowers upon each change to such rate, and (b) the sum of (i) the BA Schedule I Rate at such time for a 30 day term and (ii) ½ of 1% per annum;

“Prime Rate Loan” means, at any particular time, any Loan which is outstanding at such time and in respect of which interest is to be calculated based on the Prime Rate and “Prime Rate Loans” means, at any particular time, all Prime Rate Loans at such time;

“Prohibited Person” shall have the meaning ascribed to such term in Section 7.01(i);

“Purchase Money Security Interest” means any Lien given, assumed or arising by operation of law, including leases that secure Capital Lease Obligations, by any member of the Magna Group to provide or secure, or to provide the obligor with funds to pay, up to but not to exceed 100% of the consideration for the acquisition, construction or improvement of property or assets, provided the principal amount of the obligation secured by such Lien does not exceed the capital cost of such acquisition, construction or improvement, and such Lien attaches only to the property and assets, as applicable, being acquired, constructed or improved, as applicable by the obligor;

“Qualifying Bank” means with respect to Magna Europe or to any other Swiss Borrower, any person acting on its own account which is licensed as a bank by the banking laws in force in its jurisdiction of incorporation and any branch of a legal entity, which is licensed as a bank by the banking laws in force in the jurisdiction where such branch is situated, and which, in each case, exercises as its main purpose a true banking activity, having bank personnel, premises, communication devices of its own and authority of decision making, all in accordance with the Guidelines;

“Rateable Portion” means:

(a)           in respect of any Tranche A-1 Lender at any particular time, that proportion that the Commitment of the Tranche A-1 Lender at such time bears to the Tranche A-1 Commitment Amount at such time;

(b)           in respect of any Tranche A-2 Lender at any particular time, that proportion that the Commitment of the Tranche A-2 Lender at such time bears to the Tranche A-2 Commitment Amount at such time;

(c)           in respect of any Tranche A-3 Lender at any particular time, that proportion that the Commitment of the Tranche A-3 Lender at such time bears to the Tranche A-3 Commitment Amount at such time;

(d)           in respect of any Tranche B Lender at any particular time, that proportion that the Commitment of the Tranche B Lender at such time bears to the Tranche B Commitment Amount at such time;

(e)           in respect of any Tranche C Lender at any particular time, that proportion that the Commitment of that Tranche C Lender at such time bears to the Tranche C Commitment Amount at such time; and

(f)            in respect of any Lender at any particular time, that proportion that the Commitments of such Lender with respect to the Credit Facility at such time bears to the total Commitments of the Lenders under the Credit Facility at such time;

and the terms “rateable” and “rateably” shall have the corresponding meanings;

“Relevant Interbank Market” means in the case of Tranche A-1 and Tranche A-2, the Canadian interbank market and the U.S. interbank market, as applicable, and, in the case of Tranche A-3, the London interbank market and in the case of Tranche C, the relevant interbank market or markets identified in the Asian Facility Agreements;

“Restated Credit Agreement” means the amended and restated credit agreement dated as of March 31, 2010 among certain of the Borrowers, the Agents and the lenders party thereto;

“Restricted Subsidiaries” means all existing and future Subsidiaries of Magna but excluding the Excluded Subsidiaries which Excluded Subsidiaries are, as of the date of this Agreement, set forth on Schedule H hereto;

“Reuters Screen” means, in respect of any designated page and interest or discount rate, the display page so designated on the Reuters Monitor Money Rates Service (or such other page as may replace that page on that service for the purpose of displaying rates comparable to that interest or discount rate);

“Rollover” means, in respect of a Libor Loan or Bankers’ Acceptance Loan, the continuation of such Loan or any portion thereof for a succeeding Interest Period or BA Period, as the case may be, in accordance with the provisions hereof;

“Rollover Date” means, in respect of a Libor Loan or Bankers’ Acceptance Loan, a Banking Day on which a Rollover of all or a portion thereof is made;

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. or its successor;

“Schedule I Lenders” means the Tranche A-1 Lenders that are listed in Schedule I to the Bank Act (Canada);

“Schedule I Reference Lenders” means, initially, The Bank of Nova Scotia, Royal Bank of Canada, Bank of Montreal, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, provided that if any Schedule I Reference Lender ceases to be a Tranche A-1 Lender it will thereupon cease to be a Schedule I Reference Lender and may be replaced by a Schedule I Lender selected by the Administrative Agent and approved by Magna;

“Schedule II Reference Lenders” means, initially, Citibank, N.A., Canadian Branch, BNP Paribas (Canada), Bank of Tokyo-Mitsubishi UFJ (Canada), JPMorgan Chase, Toronto Branch and Société Générale (Canada Branch), provided that if any Schedule II Reference Lender ceases to be a Tranche A-1 Lender it will thereupon cease to be a Schedule II Reference Lender and may be replaced by a Tranche A-1 Lender that is listed in Schedule II or Schedule III to the Bank Act (Canada);

“Scotiabank Inverlat” means Scotiabank Inverlat S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat;

“Senior Management” means all senior officers of Magna;

“Subordinate Debt” means, at any particular time, the amount of the unsecured Indebtedness of a Borrower or a Restricted Subsidiary, as applicable, at such time, the repayment of the principal and interest of which is subordinate to the Obligations, determined on a consolidated basis in accordance with GAAP unless (i) any of the principal amount thereof is required to be repaid by its terms (excluding voluntary repayments) prior to the Final Repayment Date and (ii) the holder of such Indebtedness is entitled to demand repayment in cash or cash equivalents;

“Subsidiary” means, in respect of any Person that is a company or corporation, a “subsidiary” of such Person as defined in the Business Corporations Act (Ontario) as in force on the date hereof, and “Subsidiaries” means all Subsidiaries of such Person and for greater certainty includes any Person which is subject to the direct or indirect voting control of another Person;

“Swingline Facilities” means, collectively, the Canadian Swingline Facility, the U.S. Swingline Facility, the European Swingline Facility and the Mexican Swingline Facility and “Swingline Facility” means any one of them;

“Swingline Lenders” means, collectively, the Canadian Swingline Lender, the U.S. Swingline Lender, the Mexican Swingline Lenders and the European Swingline Lender and “Swingline Lender” means any one of them;

“Swiss Borrower” means a Borrower incorporated in Switzerland and/or having its registered office in Switzerland and/or qualifying as a Swiss resident pursuant to Art. 9 of the Swiss Withholding Tax Act and/or Art. 4 of the Swiss Stamp Tax Act;

“Swiss Stamp Tax Act” means the Swiss Federal Act on Stamp Taxes of 27 June 1973 (Bundesgesetz über die Stempelabgaben) together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time;

“Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time;

“Take-over Bid” means an offer to acquire made by one or more Persons acting alone, jointly or in concert (collectively, the “Offeror”) to any holder of shares or securities convertible, exchangeable or exercisable into shares (the “Target Shares”) of the offeree issuer (the “Offeree Issuer”), which has not been solicited by or made at the request of the board of directors of the Offeree Issuer or with respect to which the board of directors of the Offeree Issuer has not recommended acceptance, where the Target Shares subject to the offer to acquire together with the Target Shares held by or on behalf of the Offeror on the date of the offer, constitute, in aggregate, 20% (or such lesser percentage as would require compliance with the formal requirements governing take-over bids (such as the delivery of circulars or equivalent disclosure documents to shareholders under applicable law)) or more of the outstanding Target Shares at the date of the offer to acquire, but excluding any such offer which, under the applicable law of the jurisdiction in which such offer is made, would be exempt from such formal requirements;

“Take-over Bid Financing Notice” means a notice from a Borrower to the Administrative Agent executed by a duly authorized officer of such Borrower (i) stating the intention of the Borrower to use all or part of the proceeds of an Advance to directly or indirectly finance a Take-over Bid; and (ii) setting forth the name, address and jurisdiction of incorporation or other organization of the Offeree Issuer;

“Tangible Net Worth” means, at any particular time, Total Equity at such time less the aggregate book value of intangible assets (including, without limitation, (i) goodwill and (ii) Intellectual Property in excess of $100,000,000) of Magna at such time, all as determined on a consolidated basis in accordance with GAAP;

“TARGET” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system;

“TARGET Day” means any day on which TARGET is open for the settlement of payments in Euros;

“Taxes” means all taxes of any kind or nature whatsoever including, without limitation, income taxes, sales or value-added taxes, capital taxes, franchise taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental

Body of or within Canada, the United States or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon;

“Ten Non-Bank Rule” means the rule that the aggregate number of Lenders to a Swiss Borrower that are not Qualifying Banks must not at any time exceed 10, all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues that are in force at such time;

“TIIE Rate” means for any Peso Loan, the Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio) for 28 days published by Banco de México in the Diario Oficial de la Federación on the first Banking Day of each Peso Loan.

In the event and to the extent that the TIIE Rate is not published, may not be determined for any reason, whatsoever, or if such rate ceases to exist, the rate published by Banco de México as a substitute rate for the TIIE Rate shall apply in substitution of the TIIE Rate (the “Substitute TIIE Rate”);

In the event that Banco de México does not publish the Substitute TIIE Rate, then the rate for the Certificados de la Tesorería de la Federación for 28 days, most recently published by Banco de México in its official website (the “CETE Rate”), plus the difference resulting from (i) the average of the last twelve months of the TIIE Rate (calculated from the last day of publication thereof) less (ii) the average of the last twelve months of the CETE Rate, shall apply. In the event that the Substitute TIIE Rate and the CETE Rate are not published, then the rate of the Costo de Captación a Plazo Denominados en M.N. for 30 days, published the following day by Banco de México on its official website (the “CCP Rate”) plus the difference resulting from (i) the average of the last twelve months of the TIIE Rate (calculated from the last day of publication thereof) less (ii) the average of the last twelve months of the CCP Rate, shall apply.

In the event that Banco de México, does not publish either a substitute rate for the TIIE Rate or a CETE Rate or the CCP Rate, the Administrative Agent shall agree, in good faith, in writing, with the Mexican Borrowers, as to the applicable Substitute TIIE Rate;  provided that: (a) if the TIIE Rate ceases to be published for a period exceeding 30 days, and in such period Banco de México does not publish a substitute interest rate, the CETE Rate or the CCP Rate, and the Mexican Borrowers and the Administrative Agent have not reached an agreement as to the applicable substitute interest rate, then the applicable interest rate shall be the market rate determined by the Administrative Agent that has a financial cost similar to the TIIE Rate’s cost and which shall be promptly provided to the Mexican Borrowers by the Administrative Agent. The foregoing shall be based on the understanding that any interest rate determined pursuant to the terms above, shall cease to apply when Banco de México publishes again the TIIE Rate, its substitute rate, the CETE Rate or the CCP Rate;

“Total Capitalization” means, at any particular time, the aggregate of Total Debt and Total Equity at such time, in each case calculated on a consolidated basis and determined in accordance with GAAP;

“Total Commitment Amount” means, at any particular time, the Tranche A Commitment Amount at such time plus the Tranche B Commitment Amount at such time plus the Tranche C Commitment Amount at such time;

“Total Debt” means, at any particular time, the aggregate, without duplication, of (i) Magna’s indebtedness for borrowed money (including reimbursement obligations for issued letters of credit, letters of guarantee and bankers’ acceptances, but excluding Subordinate Debt) at such time, (ii) Capital Lease Obligations of Magna at such time, and (iii) contingent liabilities of Magna at such time with respect to indebtedness for borrowed money of a Person other than Magna or any of its Subsidiaries, all determined on a consolidated basis in accordance with GAAP except as expressly provided for herein;

“Total Equity” means, at any particular time, the aggregate of, without duplication, (i) the total amount of shareholders’ equity of Magna at such time (including the stated capital of all shares, the stated capital that would be attributable to all shares issued upon the conversion of any convertible debt instruments, accumulated retained earnings, the amount of any contributed surplus, the amount of minority interest in Subsidiaries of Magna and currency translation adjustments), and (ii) the principal amount of Subordinate Debt, all as determined on a consolidated basis in accordance with GAAP except as expressly provided for herein;

“Tranche” means Tranche A (including Tranche A-1, Tranche A-2 and Tranche A-3), Tranche B or Tranche C;

“Tranche A” means, collectively, Tranche A-1, Tranche A-2 and Tranche A-3;

“Tranche A Commitment Amount” means $2,130,000,000 subject to any increase or reduction of such amount pursuant to the terms of this Agreement;

“Tranche A-1” shall have the meaning ascribed thereto in Section 2.01(a)(i) ;

“Tranche A-2” shall have the meaning ascribed thereto in Section 2.01(a)(ii);

“Tranche A-3” shall have the meaning ascribed thereto in Section 2.01(a)(iii);

“Tranche A-1 Commitment Amount” means $1,680,000,000 subject to any increase or reduction of such amount pursuant to the terms of this Agreement;

“Tranche A-2 Commitment Amount” means $200,000,000 subject to any increase or reduction of such amount pursuant to the terms of this Agreement;

“Tranche A-3 Commitment Amount” means $250,000,000 subject to any increase or reduction of such amount pursuant to the terms of this Agreement;

“Tranche A-1 Existing L/Cs” means the letters of credit previously issued by The Bank of Nova Scotia, the details of which are provided for in Schedule N, which as of the date of this Agreement are obligations of Magna, Magna America and Magna Europe;

“Tranche A-2 Existing L/Cs” means the letters of credit previously issued by The Bank of Nova Scotia, the details of which are provided for in Schedule N, which as of the date of this Agreement are obligations of Magna America;

“Tranche A-3 Existing L/Cs” means the letters of credit issued by Raiffeisen Zentralbank Österreich AG, Commerzbank Aktiengesellschaft, BNP Paribas, UniCredit Bank Austria AG and Société Générale for the account of Magna Europe, the details of which are provided for in Schedule N;

“Tranche A Lenders” means, collectively, the Tranche A-1 Lenders, the Tranche A-2 Lenders and the Tranche A-3 Lenders;

“Tranche A-1 Lenders” means all of the Lenders to the Canadian Borrowers under Tranche A-1 and “Tranche A-1 Lender” means any one of such Lenders;

“Tranche A-2 Lenders” means all of the Lenders to the U.S. Borrowers under Tranche A-2 and “Tranche A-2 Lender” means any one of such Lenders;

“Tranche A-3 Lenders” means all of the Lenders to the European Borrowers under Tranche A-3 and “Tranche A-3 Lender” means any one of such Lenders;

“Tranche B” shall have the meaning ascribed thereto in Section 2.01(a)(iv);

“Tranche B Commitment Amount” means $20,000,000 subject to any increase or reduction of such amount pursuant to the terms of this Agreement;

“Tranche B Lenders” means all of the Lenders to the Mexican Borrowers under Tranche B;

“Tranche C” shall have the meaning ascribed thereto in Section 2.01(a)(v);

“Tranche C Commitment Amount” means $100,000,000, subject to any increase or reduction of such amount pursuant to the terms of this Agreement;

“Tranche C Lenders” means all of the Lenders to the Asian Borrowers under Tranche C and “Tranche C Lender” means any one of such Lenders;

“Twenty Non-Bank Rule” means the rule that the aggregate number of creditors of a Swiss Borrower that are not Qualifying Banks in relation to all outstanding loans or other written debt acknowledgments of a Swiss Borrower (including intra-group loans, if and to the extent intra-group loans are not exempt in accordance with the ordinance of the Swiss Federal Council dated June 18, 2010 amending the Swiss ordinances on withholding tax and on stamp duties with effect as per August 1, 2010, and Loans or Advances to a Swiss Borrower under this Agreement) must not at any time exceed 20, all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues that are in force at such time;

“Undisclosed Administration” means, in relation to a Lender existing pursuant to the laws of a country in the European Union, the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official by a supervisory authority or regulator under or based on the law in the country where such Lender is subject to home jurisdiction supervision and applicable law requires that such appointment not be publicly disclosed;

“Unutilized Portion of the Credit Facility” means, on a particular date, the difference between the Total Commitment Amount and the aggregate U.S. Dollar Value of all Loans outstanding under Tranche A, the aggregate U.S. Dollar Value of all Loans outstanding under Tranche B on such date and the aggregate U.S. Dollar Value of all Loans outstanding under Tranche C;

“U.S. Base Rate” means, at any particular time, the greater of (a) the annual rate of interest which the Administrative Agent establishes at its principal office as the reference rate of interest to determine interest rates it will charge at such time for loans in U.S. dollars made to its customers in the United States and which it refers to as its “U.S. Base Rate”, such rate to be adjusted automatically and without the necessity of any notice to the U.S. Borrowers upon each change to such rate and (b) the Federal Funds Rate at such time plus ½ of 1% per annum;

“U.S. Base Rate Loan” means, at any time, any Loan which is outstanding at such time and in respect of which interest is to be calculated based on the U.S. Base Rate and “U.S. Base Rate Loans” means, at any time, all U.S. Base Rate Loans at such time;

“U.S. Borrowers” means, collectively, Magna America and any other Borrowers existing under the laws of a State of the United States of America and added as a US Borrower hereunder from time to time pursuant to Section 2.01(k) of this Agreement and “US Borrower” means any one of them.

“U.S. Branch of Account” means, in the case of the Administrative Agent, Global Wholesale Services, loan operations of the Administrative Agent located at 720 King Street West, Toronto, Ontario, or such other branch, agency or lending office of the Administrative Agent as the U.S. Borrowers and the Administrative Agent may agree upon;

“U.S. Dollar Equivalent” means the Exchange Equivalent in U.S. dollars of any amount of Canadian dollars, £, Euros, Pesos or any other Freely Convertible Currency;

“U.S. Dollar Value” means, in relation to any particular amount of money at any time, the value thereof at such time expressed in U.S. dollars, determined as follows:

(a)           for that portion of such amount which is U.S. dollars, the stated amount thereof; and

(b)           for that portion of such amount which is not U.S. dollars, the U.S. Dollar Equivalent thereof;

“U.S. dollars”, “U.S. $”, “dollars” or “$” means lawful money of the United States of America;

“U.S. Notes” means the promissory notes of a U.S. Borrower substantially in the form of Schedule G hereto which any Tranche A-2 Lender requests to have issued to it;

“U.S. Swingline Facility” shall have the meaning set forth in Section 3.09(a);

“U.S. Swingline Lender” means JP Morgan Chase Bank N.A.;

“U.S. Swingline Loan” shall have the meaning set forth in Section 3.09(b); and

“Welfare Plan” means a “welfare plan”, as such term is defined in section 3(1) of ERISA.

1.02        Gender and Number

Where the context so requires, words importing the singular number include the plural and vice versa and words importing gender include all genders.

1.03        Certificate of the Lenders as to Rates, etc.

A certificate of the applicable Agent on behalf of, and after consultation with, the Lenders certifying the amount of the Applicable Margin, the Base Rate Canada, the Prime Rate, the U.S. Base Rate, the TIIE Rate, Libor or Libor (Reserve Adjusted) at any particular time in respect of any Loan made or maintained or to be made or maintained by the Lenders hereunder or the Conversion Rate in respect of any calculation hereunder shall be prima facie evidence of the contents thereof.  An Agent shall issue a certificate certifying such rates from time to time at the reasonable request of a Borrower.

1.04        Interest Act

For purposes of the Interest Act (Canada), where in any Loan Document (i) a rate of interest is to be calculated on the basis of a year of 360 or 365 days, the yearly rate of interest to which the 360 or 365 day rate is equivalent is such rate multiplied by the number of days in the year for which such calculation is made and divided by 360 or 365, as applicable, or (ii) an annual rate of interest is to be calculated during a leap year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by 366 and divided by 365.

1.05        Invalidity, etc.

Each of the provisions contained in any Loan Document is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision of such Loan Document or of any other Loan Document.  Without limiting the generality of the foregoing, if any amounts on account of interest or fees or otherwise payable by the Borrowers to the Lenders hereunder exceed the maximum amount recoverable under Applicable Law, the amounts so payable hereunder shall be reduced to the maximum amount recoverable under Applicable Law.

1.06        Headings, etc.

The division of a Loan Document into articles, sections and clauses, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of such Loan Document.

1.07        Governing Law

This Agreement shall be governed by and construed in accordance with the domestic laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to the conflict of laws rules applicable therein.

1.08        Submission to Jurisdiction

Each of the Borrowers (other than the Mexican Borrowers) agrees that any suit, action or proceeding against it or any of its assets may be brought in any court of the Province of Ontario (for all matters arising out of or in connection with this Agreement or any other Loan Document) and each of them hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such courts over the subject matter of any such suit, action or proceeding.  Each Mexican Borrower, the Administrative Agent and the Lenders agree that any suit, action or proceeding against a Mexican Borrower or any of its assets may be brought in any court of the Province of Ontario or any competent court in Mexico City, Mexico (for all matters arising out of or in connection with this Agreement or any other Loan Document) and hereby irrevocably and unconditionally attorn and submit to the exclusive jurisdiction of such courts over the subject matter of any such suit, action or proceeding.  The Administrative Agent, the Lenders and the Mexican Borrowers hereby waive any right that they may have to bring a suit, action or proceeding in any other jurisdiction against each other, other than the Province of Ontario and Mexico City, Mexico.  Each of the Borrowers irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including, without limitation, any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter. Each of the Borrowers agrees that any judgment or order in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon it (subject to any rights of appeal that it may have) and consents to any such judgment or order being recognized and enforced in the courts of its jurisdiction of incorporation or any other courts, by registration or otherwise of such judgment or order, by a suit, action or proceeding upon such judgment or order, or any other means available for enforcement of judgments or orders, at the option of the Majority Lenders, provided that service of any required process is effected upon it in the manner specified in Section 12.10 or as otherwise permitted by law.  Nothing in this Section shall restrict the bringing of any such suit, action or proceeding in the courts of any other jurisdiction.

1.09        References

Except as otherwise specifically provided, reference in any Loan Document to:

(a)           any contract, agreement or any other instrument shall be deemed to include references to the same as varied, amended, supplemented, restated or replaced from time to time;

(b)           any reference in any Loan Document to any enactment, including without limitation, any statute, law, by-law, regulation, ordinance or order, shall be deemed to include references to such enactment as re-enacted, amended or extended from time to time;

(c)           any Person shall be deemed to include references to such Person’s successors, permitted assigns and permitted transferees; and/or

(d)           any Lender or any Tranche C Lender shall be deemed to include references to a Tranche C Issuing Bank (as defined in an Asian Facility Agreement).  If a Tranche C Issuing Bank (as defined in an Asian Facility Agreement) ceases to be a Lender or an Affiliate of the Asian Agent, such cessation shall not in any way affect the rights and obligations of such Tranche C Issuing Bank as a Tranche C Issuing Bank (as defined in an Asian Facility Agreement).

1.10        Currency

Except as otherwise specifically provided herein, all monetary amounts in this Agreement are stated in U.S. dollars.  Whenever it is provided herein that an amount shall be expressed in U.S. dollars but such amount is denominated in Canadian dollars, £, Euros, Pesos or another Freely Convertible Currency, such amount shall be expressed as the U.S. Dollar Equivalent of the amount denominated in Canadian dollars, £, Euros, Pesos or such other Freely Convertible Currency.  Whenever it is provided herein that an amount shall be expressed in Canadian dollars but such amount is denominated in U.S. dollars, £, Euros, Pesos or another Freely Convertible Currency, such amount shall be expressed as the Canadian Dollar Equivalent of the amount denominated in U.S. dollars, £, Euros, Pesos or such other Freely Convertible Currency.  Wherever it is provided herein that an amount shall be expressed in Euros but such amount is denominated in U.S. dollars, Canadian dollars, £ or another Freely Convertible Currency, such amount shall be expressed as the Euro Equivalent of the amount denominated in U.S. dollars, Canadian dollars, £ or such other Freely Convertible Currency.  Whenever it is provided herein that an amount shall be expressed in Pesos but such amount is denominated in U.S. dollars, Canadian dollars, £, Euros or another Freely Convertible Currency, such amount shall be expressed as the Peso Equivalent of the amount denominated in U.S. dollars, Canadian dollars, £, Euros, Pesos or such other Freely Convertible Currency.

1.11        This Agreement to Govern

Subject to the terms of Section 3.20, if there is any inconsistency between the terms of this Agreement and the terms of any other Loan Document, the provisions hereof shall prevail to the extent of the inconsistency.

1.12        Determination of Amount of Loans

For the purpose of determining the amount of Loans or any Loan at any time (but not for the purpose of calculating interest), there shall be deemed to be outstanding and advanced in addition to amounts outstanding and directly advanced, without duplication and without affecting other provisions hereof regarding the basis for the calculation of interest or fees, (i) the face amount of all Bankers’ Acceptances then outstanding, and (ii) the maximum amount of all contingent liabilities of the L/C Issuing Lenders pursuant to Letters of Credit then outstanding.

1.13        Computation of Time Periods

Except as otherwise specifically provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

1.14        Actions on Days Other Than Banking Days

Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Banking Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the first Banking Day after such day.  If the payment of any amount is deferred for any period under this Section, then such period shall, unless otherwise provided herein, be included for purposes of the computation of any interest or fees payable hereunder.

1.15        Time of the Essence

Time shall in all respects be of the essence of this Agreement.

1.16        Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for herein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.17        Obligations of Borrowers

Any obligations which are stated herein to be obligations of the Borrowers, without being stated to be the several obligations of the Borrowers and without any provision for allocating such obligations as between the Borrowers, shall be deemed to be the joint and several obligations of the Borrowers.  Notwithstanding any other provisions hereof to the contrary, any borrowing obligation of the Borrowers, including the obligation to repay any Loans or Advances, shall be deemed to be several obligations of the Borrowers and not joint or joint and several obligations of the Borrowers.  The obligations of the Borrowers owing pursuant to this agreement shall at all times rank pari passu with all other senior unsecured indebtedness for borrowed money of the Borrowers.

1.18        Designated Lending Affiliates

Where a Tranche C Lender designates a Designated Lending Affiliate (as defined in an Asian Facility Agreement) in accordance with the provisions of such Asian Facility Agreement, such Designated Lending Affiliate (as so defined) shall be entitled to the rights, powers and privileges of such Tranche C Lender under the Loan Documents in relation to its performance of the responsibilities as delegated to it by such Tranche C Lender.

1.19        No Other Duties, Etc.

For certainty, none of the Bookrunners, Arrangers or Co-Syndication Agents identified on the cover page of this Agreement shall have any powers, duties or responsibilities under this Agreement or pursuant to any other Loan Document in its capacity as a Bookrunner, Arranger or Co-Syndication Agent.  The foregoing shall be without derogation of such party’s power, duties or responsibilities when acting in its capacity as Lender, Agent, L/C Issuing Lender or Swingline Lender.

1.20        Incorporation of Schedules

The following schedules annexed hereto shall, for all purposes hereof, form part of this Agreement:

Schedule A	-	Canadian Borrowing Notice — Tranche A-1
Schedule B	-	U.S. Borrowing Notice — Tranche A-2
Schedule C	-	European Borrowing Notice — Tranche A-3
Schedule D	-	European Swingline Loan Notice
Schedule E	-	Mexican Borrowing Notice — Tranche B
Schedule F	-	Commitment Amounts
Schedule G	-	U.S. Note
Schedule H	-	Excluded Subsidiaries
Schedule I	-	Form of Assignment
Schedule J	-	Addresses for Notice
Schedule K	-	Compliance Certificate
Schedule L	-	Adhesion Agreement
Schedule M	-	Mandatory Costs
Schedule N	-	Existing Letters of Credit
Schedule O	-	Magna Guarantee
Schedule P	-	Mexican Notes

ARTICLE 2

CREDIT FACILITY

2.01        Establishment of Credit Facility

(a)           Subject to the terms and conditions of this Agreement, the Lenders hereby severally establish a revolving unsecured credit facility (“Credit Facility”) in favour of the Borrowers in an amount equal to the Total Commitment Amount from time to time, the Credit Facility being comprised of:

(i)            a tranche (“Tranche A-1”) in an aggregate amount equal from time to time to the Tranche A-1 Commitment Amount which is made available by the Tranche A-1 Lenders to the Canadian Borrowers through the Canadian Branch of Account to the extent of the Tranche A-1 Commitment Amount from time to time, part of which includes the Canadian Swingline Facility;

(ii)           a tranche (“Tranche A-2”) in an aggregate amount equal from time to time to the Tranche A-2 Commitment Amount which is made available by the Tranche A-2 Lenders to the U.S. Borrowers through the U.S. Branch of Account to the extent of the Tranche A-2 Commitment Amount from time to time, part of which includes the U.S. Swingline Facility;

(iii)          a tranche (“Tranche A-3”) in an aggregate amount equal from time to time to the Tranche A-3 Commitment Amount which is made available by the Tranche A-3 Lenders to the European Borrowers through the European Branch of Account to the extent of the Tranche A-3 Commitment Amount from time to time, part of which includes the European Swingline Facility;

(iv)          a tranche (“Tranche B”) in an aggregate amount equal from time to time to the Tranche B Commitment Amount which is made available by the Tranche B Lenders to the Mexican Borrowers through the Mexican Branches of Account to the extent of the Tranche B Commitment Amount from time to time; and

(v)           a tranche (“Tranche C”) in an aggregate amount equal from time to time to the Tranche C Commitment Amount which is made available by the Tranche C Lenders to the Asian Borrowers to the extent of the Tranche C Commitment Amount from time to time.

(b)           Unless previously terminated, all Commitments will be terminated and, subject to Section 5.01(d), all Obligations in respect to the Credit Facility shall be repayable on the Final Repayment Date.

(c)           Tranche A-1 shall be available to the Canadian Borrowers, at the option of the Canadian Borrowers, by way of Advances of:  (i) Prime Rate Loans in Canadian dollars; (ii) Base Rate Canada Loans in U.S. dollars; (iii) Bankers’ Acceptance Loans in Canadian dollars; (iv) Libor Loans in, £, U.S. dollars, Euros or other Freely Convertible Currencies; and (v) Letters of Credit in Canadian dollars, £, U.S. dollars, Euros or other Freely Convertible Currencies.

(d)           Tranche A-2 shall be available to the U.S. Borrowers, at the option of the U.S. Borrowers, by way of Advances of: (i) U.S. Base Rate Loans in U.S. dollars; (ii) Libor Loans in £, U.S. dollars, Euros or other Freely Convertible Currencies; and (iii) Letters of Credit in £, Euros, U.S. dollars or other Freely Convertible Currencies.

(e)           Tranche A-3 shall be available to the European Borrowers, at the option of the European Borrowers, by way of Advances of:  (i) Libor Loans in U.S. dollars, Euros, £ or other Freely Convertible Currencies; and (ii) Letters of Credit in U.S. dollars, Euros, £ or other Freely Convertible Currencies.

(f)            Tranche B shall be available to the Mexican Borrowers, at the option of the Mexican Borrowers, by way of Advances of (i) Libor Loans in U.S. dollars, (ii) Peso Loans in Pesos and (iii) Letters of Credit in U.S. dollars or Pesos.

(g)           Tranche C shall be available to the Asian Borrowers by way of Advances identified in the Asian Facility Agreements.

(h)           Magna (and the Borrowers acknowledge Magna’s authority to make such requests on their behalf) may, upon at least three Banking Days’ written notice to the Administrative Agent, change the amounts of the Tranche A-1 Commitment Amount, the Tranche A-2 Commitment Amount and the Tranche A-3 Commitment Amount, provided that:

(i)            the sum of the Tranche A-1 Commitment Amount, the Tranche A-2 Commitment Amount and the Tranche A-3 Commitment Amount shall at all times equal the Tranche A Commitment Amount;

(ii)           the aggregate U.S. Dollar Value of all Loans outstanding of the Canadian Borrowers under Tranche A-1 shall not at any time exceed the Tranche A-1 Commitment Amount after taking into account any requested change in such amount;

(iii)          the aggregate U.S. Dollar Value of all Loans outstanding by Tranche A-2 Lenders to the U.S. Borrowers under Tranche A-2 shall not at any time exceed the Tranche A-2 Commitment Amount after taking into account any requested change in such amount;

(iv)          the aggregate U.S. Dollar Value of all Loans outstanding by Tranche A-3 Lenders to the European Borrowers under Tranche A-3 shall not at any time exceed the Tranche A-3 Commitment Amount after taking into account any requested change in such amount;

(v)           upon such change becoming effective, the commitments of the Tranche  A-1 Lenders, the Tranche A-2 Lenders and the Tranche A-3 Lenders shall change in a corresponding fashion; and

(vi)          all changes to the amounts of the Tranche A-1 Commitment Amount, the Tranche A-2 Commitment Amount and the Tranche A-3 Commitment Amount shall be pro rata within each relevant Tranche amongst the Tranche A-1 Lenders, the Tranche A-2 Lenders and the Tranche A-3 Lenders.

(i)            Magna may, upon at least 3 Banking Days’ written notice to the Agents, request a change to the amount of the Tranche A Commitment Amount, the Tranche B Commitment Amount and the Tranche C Commitment Amount by transferring up to $100,000,000 of Tranche A Commitments to Tranche B and/or Tranche C.  Each requested change shall be for no less than $10,000,000 (unless the Commitment is of a lesser amount) and integral multiples of $5,000,000 thereafter.  Consent to such request by the applicable Agents shall be granted subject to there being no outstanding Advances under each Tranche in excess of the modified Commitment for such Tranche.  Any increase in one Tranche must have a corresponding decrease in another Tranche. Any such request for a transfer shall be effective upon (i) written notice being provided by Magna (and the Borrowers acknowledge Magna’s authority to make such requests on their behalf) and the applicable Lenders to the applicable Agent of the Tranche B Lenders or the Tranche C Lenders and (ii) the Tranche B Lenders agreeing to participate in an increase in the Tranche B Commitment Amount and/or (iii) the Tranche C Lenders agreeing to participate in an increase to the Tranche C Commitment Amount.  A Lender shall not be obliged to participate in any requested increase to Tranche B or Tranche C.  Magna may, in the event that the existing Lenders have not agreed to participate in the requested increase (or only a portion thereof) pursue and include additional Lenders (subject to the consent, in the case of Tranche B, of the Administrative Agent, the Tranche B Lenders and the L/C Issuing Mexican Lender and, in the case of Tranche C, of the Administrative Agent and the Asian Agent, which consent shall be provided if the proposed Lender is a L/C Eligible New Lender) to assist in funding the increase in Tranche B or C, as applicable.  Should new lenders be included to fund the increase in Tranche B or Tranche C, each such new lender shall execute an Adhesion Agreement in which it agrees to be bound by the terms of this Agreement and shall be effective upon receipt by the Agents of an executed Adhesion Agreement and the execution of the Adhesion Agreement by the Agents.  Following an increase in Tranche B or Tranche C and a corresponding reduction in Tranche A (with such reduction in Tranche A being applied first to any Affiliate of a Lender that has accepted an increase in Tranche B or Tranche C and thereafter pro rata to all Tranche A Lenders), the Administrative Agent shall make such changes as are necessary to Schedule F hereto to reflect such changes to the Credit Facility.  Notwithstanding the foregoing, should there be an increase in Tranche B or Tranche C, the Borrowers shall attempt to ensure that the effective date of any such increase shall be the Maturity Date of all Interest Periods (or equivalent thereof in the case of Tranche C) outstanding under such Tranche.  Such new lenders shall make Advances such that the new lenders and the existing Lenders will have Advances outstanding in respect of Tranche B or Tranche C, as applicable, based on their Rateable Portion.  If the effective date for such increase is not on a Maturity Date of all such Interest Periods (or equivalent thereof in the case of Tranche C), the Borrowers agree that the Agent and the Lenders shall be entitled to terminate any outstanding Libor Loans (or equivalent thereof in the case of Tranche C) necessary to ensure that such new lenders and the existing Lenders will have Advances outstanding in respect of Tranche B and Tranche C, as applicable, based on their Rateable Portion.  Each Borrower agrees that it shall be responsible to pay all breakage costs incurred by an Agent or any Lender with respect to the termination of any existing Libor Loans (or equivalent thereof in the case of Tranche C) for such purposes.  Any new lenders under Tranche C shall also comply with the accession requirements under the applicable Asian Facility Agreement, enter into any documentation required pursuant to the terms of the applicable Asian Facility Agreement and shall be bound by all applicable terms of the applicable Asian Facility Agreement.  Magna may, upon at least 3 Banking Days’ written notice to the Agents, request a change to the amount of the Tranche A Commitment Amount, the Tranche B Commitment Amount and the Tranche C

Commitment Amount by transferring back to Tranche A, Tranche B Commitments or Tranche C Commitments that were previously transferred from Tranche A.  Each requested change shall be for no less than $10,000,000 (unless the Commitment is of a lesser amount) and integral multiples of $5,000,000 thereafter.  If the Tranche B Lender and/or Tranche C Lender that absorbed the transferred Commitments from Tranche A has an Affiliate that is a Tranche A Lender, then such Affiliate shall accept the transfer back of Commitments from Tranche B or Tranche C with a corresponding reduction of the transferred Tranche B Commitment or Tranche C Commitment, as applicable.  Should there not be an Affiliate that shall accept the transferred Tranche A Commitment, Magna may seek Tranche A Lenders agreeing to participate in an increase in the Tranche A Commitment Amount.  Magna may, in the event that the existing Lenders have not agreed to participate in the requested increase (or only a portion thereof) pursue and include additional Lenders (subject to the consent of the Administrative Agent and the L/C Issuing Canadian Lender and the L/C Issuing U.S. Lender, which consent shall be provided if the proposed Lender is a L/C Eligible New Lender) to assist in funding the increase in Tranche A. Following an increase in Tranche A and a corresponding reduction in Tranche B or Tranche C, the Administrative Agent shall make such changes as are necessary to Schedule F hereto to reflect such changes to the Credit Facility.  Notwithstanding the foregoing, should there be an increase in Tranche A, the Borrowers shall attempt to ensure that the effective date of any such increase shall be the Maturity Date of all Interest Periods outstanding under such Tranche.  If the effective date for such increase is not on a Maturity Date of all such Interest Periods, the Borrowers agree that the Agent and the Lenders shall be entitled to terminate any outstanding Libor Loans necessary to ensure that such new lenders and the existing Lenders will have Advances outstanding in respect of Tranche A based on their Rateable Portion.  Each Borrower agrees that it shall be responsible to pay all breakage costs incurred by an Agent or any Lender with respect to the termination of any existing Libor Loans for such purposes.

(j)            Upon at least 10 Banking Days’ written notice to the Agents and the Lenders, (i) Magna (and the Borrowers acknowledge Magna’s authority to make such requests on their behalf) may request an increase to the Tranche A Commitment Amount by an aggregate amount up to $750,000,000, (ii) the Mexican Borrowers may request an increase to the Tranche B Commitment Amount by an amount up to $25,000,000, and (iii) the Asian Borrowers may request an increase to the Tranche C Commitment Amount by an amount up to $150,000,000, so long as the U.S. Dollar Value of the aggregate increase in the Credit Facility for all such increases from time to time does not exceed $750,000,000.  An increase to the Tranche A Commitment Amount, the Tranche B Commitment Amount or the Tranche C Commitment Amount shall only be available to the Borrowers if no Default or Event of Default has occurred and is continuing.  Any such request for an increase shall be effective upon written notice being provided by the applicable Borrowers and the applicable Lenders to the applicable Agent of (i) the Tranche A Lenders agreeing to participate in an increase in the Tranche A Commitment Amount and/or (ii) the Tranche B Lenders agreeing to participate in an increase in the Tranche B Commitment Amount and/or (iii) the applicable Tranche C Lenders agreeing to participate in an increase to the Tranche C Commitment Amount.  A Lender shall not be obliged to participate in any requested increase to Tranche A, Tranche B or Tranche C.  The Borrowers may, in the event that the existing Lenders nominated by Magna (in consultation with the applicable Agent or Agents) have not agreed to participate in the requested increase (or only a portion thereof) pursue and include additional Lenders (subject to the consent, in the case of Tranche A of the applicable L/C Issuing Lenders, the Administrative Agent and the applicable Swingline Lenders and, in the case of Tranche B, of the Administrative Agent, the Tranche B Lenders and the L/C Issuing Mexican Lender and, in the case of Tranche C, of the Administrative Agent and the Asian Agent, which consent shall be provided if the proposed Lender is a L/C Eligible New Lender) to assist in funding the increase in the Credit Facility.  Should new lenders be included to fund the increase in the Credit Facility, each such new lender shall execute an Adhesion Agreement in which it agrees to be bound by the terms of this Agreement and shall be effective upon receipt by the Agents of an executed Adhesion Agreement and the execution of the Adhesion Agreement by the Agents.  Following an increase in the Credit Facility, the Administrative Agent shall make such changes as are necessary to Schedule F hereto to reflect the increase in the Credit Facility.  Notwithstanding the foregoing, should there be an increase in the Credit Facility, the Borrowers shall attempt to ensure that the effective date of any such increase shall be the Maturity Date of all Interest Periods and/or BA Periods outstanding under such Tranche.  Such new lenders shall make Advances such that the new lenders and the existing Lenders will have Advances outstanding in respect of Tranche A, Tranche B or Tranche C, as applicable, based on their Rateable Portion.  If the effective date for such increase is not on a Maturity Date of all such Interest Periods, the Borrowers agree that the Agent and the Lenders shall be entitled to terminate any outstanding Libor Loans necessary to ensure that such new lenders and the existing Lenders will have Advances outstanding in respect of Tranche A or Tranche B, as applicable, based on their Rateable Portion.  Each Borrower agrees that it shall be responsible to pay all breakage costs incurred by the Agent or any Lender with respect to the termination of any existing Libor Loans for such purposes.  Any new lenders under Tranche C shall also comply with the accession requirements under the applicable Asian Facility Agreement, enter into any documentation required pursuant to the terms of the applicable Asian Facility Agreement and shall be bound by all applicable terms of the applicable Asian Facility Agreement.

(k)           Subject to the amendment of this Agreement (as necessary), the execution of an Adhesion Agreement by the proposed borrower in which it agrees to be bound by the terms of this Agreement, the delivery of additional required loan documentation (including legal opinions) and customary know your client information for each applicable Lender, the execution of an acknowledgement by Magna in respect of the Magna Guarantee and satisfaction of such other terms and conditions as may be required by Applicable Law and the Agents under the applicable Tranche (acting reasonably) (including that there are no increased costs to the Lenders as a consequence of adding the proposed borrower that are not compensated by the provisions of this Agreement), Magna may add additional borrowers subject to the provision of satisfactory notice by Magna to the Administrative Agent.  For certainty, the consent of Lenders shall not be required to add additional borrowers, provided that the inclusion of any additional borrower in Tranche A shall be subject to no contravention of any lending mandate ascribed to Export Development Canada and no contravention of any laws that would be applicable to Export Development Canada, in which case, at the option and expense of Magna, Export Development Canada may be replaced as a Lender by one or more Lenders nominated by Magna (in consultation with the applicable Agent or Agents and the agreement of the nominated Lenders) or by a new lender or lenders, to whom Export Development Canada will, at Magna’s request, assign its Commitments, in whole or in part, and which Lender(s) or new lender(s) will agree to assume the obligations of Export Development Canada hereunder, in whole or in part, and agree to be bound by the terms hereof, in accordance with the assignment provisions contained herein (including the execution of an assignment agreement in the form of Schedule I).  The replacement of Export Development Canada with a new lender shall be subject to the consent of the Administrative Agent, the L/C Issuing Lenders and the Swingline Lenders (to the extent that such new lender will be included in a Tranche which is applicable to such L/C Issuing Lender or Swingline Lender) which consent shall be provided if the proposed new lender is an L/C Eligible New Lender.

(l)            For greater certainty and notwithstanding Section 2.01(k), any proposed new Asian Borrower shall become a party to this Agreement upon compliance with all applicable terms contained in the applicable Asian Facility Agreement, the execution of an acknowledgement by Magna in respect of the Magna Guarantee and the execution of an Adhesion Agreement by the proposed new Asian Borrower.

2.02        Revolving Nature of Credit Facility

(a)           The Canadian Borrowers may increase or decrease their Obligations under Tranche A-1 by making drawdowns, repayments and further drawdowns up to the Tranche A-1 Commitment Amount from time to time.

(b)           The U.S. Borrowers may increase or decrease their Obligations under Tranche   A-2 by making drawdowns, repayments and further drawdowns up to the Tranche A-2 Commitment Amount from time to time.

(c)           The European Borrowers may increase or decrease their Obligations under Tranche A-3 by making drawdowns, repayments and further drawdowns up to the Tranche A-3 Commitment Amount from time to time.

(d)           The Mexican Borrowers may increase or decrease their Obligations under Tranche B by making drawdowns, repayments and further drawdowns up to the Tranche B Commitment Amount from time to time.

(e)           The Asian Borrowers may increase or decrease their Obligations under Tranche C by making drawdowns, repayments and further drawdowns up to the Tranche C Commitment Amount from time to time, all in accordance with the Asian Facility Agreements.

2.03        Voluntary Reduction in Commitment Amounts

At any time and from time to time, the Borrowers shall have the right, by giving at least two (2) Banking Days’ notice to the Agents, which notice, once given, shall be irrevocable and binding upon the Borrowers to reduce the then applicable Tranche A Commitment Amount, Tranche B Commitment Amount or Tranche C Commitment Amount to a lower amount which is not less than the principal amount of all Obligations then outstanding in respect of the Tranche A Commitment Amount, the Tranche B Commitment Amount or the Tranche C Commitment Amount, as the case may be.  Such notice shall specify the amount of the reduction, which reduction shall be in an integral multiple of $10,000,000 in the case of Tranche A, $5,000,000 in the case of Tranche B and $5,000,000 in the case of Tranche C.  The amount of any such reduction shall be permanent and irrevocable.  To the extent the Tranche A Commitment Amount is so reduced, Magna shall specify whether it wishes to reduce the Tranche A-1 Commitment Amount, the Tranche A-2 Commitment Amount and/or the Tranche A-3 Commitment Amount and the Commitment of each Lender in the relevant Tranche shall be reduced rateably.  To the extent the Tranche A-1 Commitment Amount is so reduced, the Commitment of each Tranche A-1 Lender shall be reduced rateably.  To the extent the Tranche A-2 Commitment Amount is so reduced, the Commitment of each Tranche A-2 Lender shall be reduced rateably.  To the extent the Tranche A-3 Commitment Amount is so reduced, the Commitment of each Tranche A-3 Lender shall be reduced rateably.  To the extent the Tranche B Commitment Amount is so reduced, the Commitment of each Lender shall be reduced rateably.  Bankers’ Acceptances may not be prepaid.  The Asian Borrowers may reduce the Tranche C Commitment Amount in accordance with the terms provided for in the Asian Facility Agreements.

2.04        Oral Instructions

Notwithstanding any other provision herein regarding the delivery of Borrowing Notices by the Borrowers, the Agents and the Lenders shall in their sole discretion be entitled to act upon the oral instructions of a Borrower, or any Person identified in writing by a Borrower as being authorized to give instructions regarding any request for an Advance, Rollover, Conversion, completion and issuance of Bankers’ Acceptances or issuance of Letters of Credit under the Credit Facility.  All such oral instructions shall be at the risk of the applicable Borrower and must be confirmed in writing by the applicable Borrower on the same Banking Day as the oral instruction is given.  The Agents and the Lenders shall not be responsible for any error or omission in such instructions or in the performance thereof except in the case of negligence, wilful misconduct, fraud or illegal acts by an Agent or the Lenders, as the case may be.

2.05        Payments Against Credit Facility

Subject to the terms and conditions of this Agreement, the Borrowers shall have the privilege of paying, on any Banking Day, all or any part of the Obligations outstanding under the Credit Facility on the following conditions:

(a)           any such payment shall be in an amount of not less than $5,000,000 (other than in respect of loans pursuant to a Swingline Facility);

(b)           any such payment shall only be made on at least three (3) Banking Days’ notice to an Agent, which notice shall specify the portions of such payment to be applied to Tranche A-1, Tranche A-2, Tranche A-3 and/or Tranche B and, once given, shall be irrevocable and binding upon the Borrowers;

(c)           any such payment may not be made in respect of a Bankers’ Acceptance Loan;

(d)           any payment of a Libor Loan or a Peso Loan prior to its Maturity Date whether pursuant to this Section 2.05 or otherwise, is subject to payment of all of each Lender’s breakage costs, if any; and

(e)           any prepayments in respect of Tranche C shall be governed by the terms provided for in the Asian Facility Agreements.

2.06        Extension of Final Repayment Date

(a)           Magna may request an extension of the Final Repayment Date for an additional one year period by giving written notice to the Administrative Agent for delivery to each Lender not more than 90 days and not less than 60 days prior to the anniversary of the Closing Date each year.  Within 30 days of receipt of an extension notice, each Lender shall notify Magna and the Administrative Agent of its election to extend or not to extend the then current Final Repayment Date as requested in such extension request, provided that if any Lender shall fail to so notify Magna and the Administrative Agent, such Lender shall be deemed to have given notice of its determination not to extend.  The decision whether to extend shall be in the sole discretion of each Lender.  If 100% of the Lenders agree to such extension, the then current Final Repayment Date shall be extended for an additional one year computed from the expiry of the then current Final Repayment Date.  If Lenders holding more than 33 1/3% of the Total Commitment Amount decline the requested extension, the Final Repayment Date shall be the then current Final Repayment Date.  If Lenders holding at least 66 2/3% of the Total Commitment Amount but less than 100% of the Total Commitment Amount agree to such extension, Magna may, in its sole discretion, either (i) advise the Administrative Agent in writing of its determination to not extend the Final Repayment Date in which case the Credit Facility will continue in accordance with its terms, or (ii) elect to extend the then current Final Repayment Date for an additional one year computed from the expiry of the then current Final Repayment Date, such extension applying only to those Lenders which provided their consent to the extension (the “Consenting Lenders”).  In the case of any

Lender not consenting to an extension (a “Non-Consenting Lender”), such Lender’s obligations pursuant to this Agreement shall continue in accordance with the terms hereof to the then current Final Repayment Date.  In the event that Magna elects to extend the then current Final Repayment Date in accordance with the preceding terms then with respect to a Non-Consenting Lender, at any time on or prior to the then current Final Repayment Date, the Borrowers shall, in accordance with Sections 2.06(b) and (c), either (i) repay any Advances made by such Lender and cancel such Lender’s Commitments, or (ii) replace the Non-Consenting Lender with any one or more of the Lenders nominated by Magna (in consultation with the applicable Agent or Agents and the agreement of the nominated Lenders) or, if the Lenders nominated by Magna do not acquire 100% of the Non-Consenting Lender’s Commitments, include a new lender or lenders subject to such new lenders qualifying as L/C Eligible New Lenders.

(b)           At the option and expense of Magna, any Non-Consenting Lender may, at any time on or prior to the then current Final Repayment Date, be replaced as a Lender by one or more Lenders nominated by Magna (in consultation with the applicable Agent or Agents and the agreement of the nominated Lenders) or by a new lender or lenders, to whom such Non-Consenting Lender will, at Magna’s request, assign its Commitments, in whole or in part, and which Lender(s) or new lender(s) will agree to assume the obligations of such Non-Consenting Lender hereunder, in whole or in part, and agree to be bound by the terms hereof, in accordance with the assignment provisions contained herein (including the execution of an assignment agreement in the form of Schedule I) and, if applicable, in any Asian Facility Agreement.  The replacement of a Non-Consenting Lender with a new lender shall be subject to the consent of the Administrative Agent, the L/C Issuing Lenders and the Swingline Lenders (to the extent that such new lender will be included in a Tranche which is applicable to such L/C Issuing Lender or Swingline Lender) which consent shall be provided if the proposed new lender is an L/C Eligible New Lender.

(c)           If and to the extent that the full amount of the Commitments of the Non-Consenting Lender(s) is not assumed or prepaid, the Advances made by each Non-Consenting Lender shall be repaid (inclusive of all interest due and any applicable breakage costs) and the remaining Commitment of each Non-Consenting Lender not assumed shall permanently be reduced to nil on the then current Final Repayment Date.

ARTICLE 3

GENERAL PROVISIONS RELATING TO CREDIT FACILITY

3.01        Advances

(a)           Subject to Section 2.04 and excluding the Canadian Swingline Facility, each request by a Canadian Borrower for an Advance under Tranche A-1 shall be made by the delivery of a duly completed and executed Borrowing Notice by such

Canadian Borrower to the Administrative Agent on behalf of the Tranche A-1 Lenders:

(i)            in the case of Advances of Prime Rate Loans and Bankers’ Acceptance Loans on any proposed Borrowing Date, not later than 11:00 a.m. (Toronto time) on the first Banking Day prior to the proposed Borrowing Date (provided that a Canadian Borrower may obtain an Advance of Prime Rate Loans in an aggregate amount up to $75,000,000 by providing same day notice prior to 11:00a.m. (Toronto time));

(ii)           in the case of Advances of Base Rate Canada Loans on any proposed Borrowing Date, not later than 11:00 a.m. (Toronto time) on the first Banking Day prior to the proposed Borrowing Date (provided that a Canadian Borrower may obtain such an Advance in an aggregate amount up to $75,000,000 by providing same day notice prior to 11:00a.m. (Toronto time)); and

(iii)          in the case of Advances of Libor Loans and Letters of Credit on any proposed Borrowing Date, not later than 11:00 a.m. (Toronto time) on the third Banking Day prior to the proposed Borrowing Date.

(b)           Subject to Section 2.04 and excluding the U.S. Swingline Facility, each request by a U.S. Borrower for an Advance under Tranche A-2 shall be made by the delivery of a duly completed and executed Borrowing Notice to the Administrative Agent on behalf of the Tranche A-2 Lenders:

(i)            in the case of Advances of U.S. Base Rate Loans on any proposed Borrowing Date, not later than 11:00 a.m. (New York time) on the first Banking Day prior to the proposed Borrowing Date (provided that a U.S. Borrower may obtain such an Advance in an aggregate amount up to $75,000,000 by providing same day notice prior to 11:00a.m. (Toronto time)); and

(ii)           in the case of Advances of Libor Loans and Letters of Credit on any proposed Borrowing Date, not later than 11:00 a.m. (New York time), on the third Banking Day prior to the proposed Borrowing Date.

(c)           Subject to Section 2.04 and excluding the European Swingline Facility, each request by a European Borrower for a Libor Advance or a Letter of Credit under Tranche A-3 shall be made by the delivery of a duly completed and executed Borrowing Notice to the European Agent on behalf of the Tranche A-3 Lenders not later than 11:00 a.m. (London, England time) on the third Banking Day prior to the proposed Borrowing Date.

(d)           Subject to Section 2.04, each request by a Mexican Borrower for an Advance under Tranche B shall be made by the delivery of a duly completed and executed Borrowing Notice to the applicable Mexican Swingline Lender:

(i)            in the case of Advances of Peso Loans on any proposed Borrowing Date, not later than 11:00 a.m. (Mexico City time) on the first Banking Day prior to the proposed Borrowing Date; and

(ii)           in the case of Advances of Libor Loans and Letters of Credit on any proposed Borrowing Date, not later than 11:00 a.m. (New York time) on the second Banking Day prior to the proposed Borrowing Date.

(e)           Any Borrowing Notice shall be irrevocable and binding on the applicable Borrower.

(f)            Excluding the Swingline Facilities, Letters of Credit and Advances in Freely Convertible Currencies other than those identified in this Section 3.01(f), all Advances shall be in an amount which is an integral multiple of $10,000,000 (or Cdn. $10,000,000 in the case of an Advance denominated in Cdn. dollars, or Euro 10,000,000 in the case of an Advance denominated in Euros or £10,000,000 in the case of an Advance denominated in £).  Advances in other Freely Convertible Currencies shall be in such minimum amounts as agreed to by the applicable Agent, the applicable Lenders and the applicable Borrower.

(g)           Each request by an Asian Borrower for an advance shall be governed by the terms provided for in the applicable Asian Facility Agreement (and the provisions of Sections 3.02 and 3.03 shall not apply with respect to any such advance).

3.02        Borrowers’ Obligations with Respect to Borrowing Notices

Each Borrowing Notice shall set out the Borrower, the proposed Borrowing Date, Rollover Date or Conversion Date, as applicable, the type of Loan, the principal amount and Currency of the Loan, whether such Loan is being made under Tranche A-1, Tranche A-2, Tranche A-3 or Tranche B, the BA Period of such Loan (if it is a Bankers’ Acceptance Loan), the Interest Period of such Loan (if it is a Libor Loan) and, if applicable, the account of the applicable Canadian Borrower, the applicable U.S. Borrower, the applicable European Borrower or the applicable Mexican Borrower, as the case may be, to which each such Lender’s Rateable Portion is to be credited.  The Asian Facility Agreements shall contain details of the contents of any Borrowing Notice to be delivered by an Asian Borrower.

3.03        Lenders’ Obligations with Respect to Loans

Upon receipt by an Agent of a Borrowing Notice received pursuant to Section 3.02, such Agent shall determine each applicable Lender’s Rateable Portion and shall promptly provide the calculation of its amount accompanied by the Borrower’s Borrowing Notice to each applicable Lender.  If a Lender does not intend to honour a Borrowing Notice, it shall provide written notice of such to the Administrative Agent although such notice shall not mitigate the obligation of any given Lender to fund hereunder.  If no such notice is provided by a Lender, the Administrative Agent may assume that each Lender will fund their Rateable Portion.  Each applicable Lender shall, on the Borrowing Date, Rollover Date or Conversion Date specified by the Borrower in a Borrowing Notice credit such Borrower’s account which is maintained with the applicable Agent’s Canadian Branch of Account, U.S. Branch of Account or European Branch of Account,

as the case may be, and as specified in the Borrowing Notice with such Lender’s Rateable Portion of such Advance such that the full amount of the amounts so credited shall be made available to the applicable Borrower for value on the same date.

3.04        Payments Generally

(a)           Notwithstanding that a payment may be stated herein to be made by one, two or all Borrowers to one or more Lenders, all payments in respect of Tranche A-1 (in respect of principal, interest, fees or otherwise) shall be made by the Canadian Borrowers to the Administrative Agent on the due date thereof to the account of the Administrative Agent at the Canadian Branch of Account, specified therefor by the Administrative Agent to the Canadian Borrowers from time to time for value on such date and such payment shall be forthwith disbursed to the applicable Lender or Lenders in immediately available funds.  All payments shall be made by way of immediate transfers from accounts of a Canadian Borrower, by certified cheque, bank draft or other immediately available funds in the Currency of the Loan to which such payments relate.

(b)           Notwithstanding that a payment may be stated herein to be made by one, two or all Borrowers to one or more Lenders, all payments in respect of Tranche A-2 (in respect of principal, interest, fees or otherwise) shall be made by the U.S. Borrowers to the Administrative Agent on the due date thereof to the account of the Administrative Agent at the applicable U.S. Branch of Account, specified therefor by the Administrative Agent to the U.S. Borrowers from time to time for value on such date and such payment shall be forthwith disbursed to the applicable Lender or Lenders in immediately available funds.  All payments shall be made by way of immediate transfers from accounts of a U.S. Borrower, by certified cheque, bank draft or other immediately available funds in the Currency of the Loan to which such payments relate.

(c)           Notwithstanding that a payment may be stated herein to be made by one, two or all Borrowers to one or more Lenders, all payments in respect of Tranche A-3 (in respect of principal, interest, fees or otherwise) shall be made by the European Borrowers to the European Agent on the due date thereof to the account of the European Agent at the applicable European Branch of Account specified therefor by the European Agent to a European Borrower from time to time for value on such date and such payment shall be forthwith disbursed to the applicable Lender or Lenders in immediately available funds.  All payments shall be made by way of immediate transfers from accounts of a European Borrower by immediately available funds in the Currency of the Loan to which such payments relate.

(d)           All payments in respect to Tranche B (in respect of principal, interest, fees or otherwise) made by the Mexican Borrowers shall be made to the Mexican Swingline Lenders on the due date thereof to the account or accounts of the Mexican Swingline Lenders at the applicable Mexican Branch of Accounts for Loans denominated in Pesos, or as otherwise specified by the Mexican Swingline Lenders to a Mexican Borrower from time to time for value on such date and for

Loans denominated in U.S. dollars, to the accounts of the applicable Mexican Swingline Lender located in the United States or Canada as specified by a Mexican Swingline Lender to a Mexican Borrower from time to time.  All payments shall be made by way of immediate transfers from account of a Mexican Borrower by immediately available funds in the Currency of the Loan to which such payments relate.

(e)           All payments in respect to Tranche C (in respect of principal, interest, fees or otherwise) shall be made to the Tranche C Lenders in accordance with the terms of the Asian Facility Agreements.

3.05        Disturbance of Libor Market or Bankers’ Acceptance Market

(1)           (a)           Notwithstanding any other provision hereof, if the Majority Lenders in a given Tranche determine in good faith (which determination shall be conclusive and binding), and provide a certificate to the applicable Agent with respect to such determination, that with respect to a future Libor Loan in a particular currency:

(i)            Libor will not adequately and fairly reflect the cost to such Lenders of funding such Libor Loan for a particular Interest Period, or

(ii)           deposits in U.S. dollars, Euros or £, as applicable to such Libor Loan, are not available to such Lenders in the London interbank market in sufficient amounts in the ordinary course of business, or

(iii)          by reason of circumstances affecting the London interbank market, adequate and fair means do not exist for ascertaining Libor in the requested currency for a particular Interest Period;

then the applicable Agent shall forthwith give notice of such determination and the specific basis therefor to the Lenders and the applicable Borrowers and from and after the date of such notice for so long as such conditions shall continue to exist, such Borrowers shall not have the right to obtain such Libor Loan in such currency from such Lenders and any outstanding request for such Libor Loan shall, in respect of the Rateable Portion of such Lenders, be deemed to be a request for a Base Rate Canada Loan (in the case of such Libor Loan denominated in U.S. dollars requested by a Canadian Borrower under Tranche A-1) and a U.S. Base Rate Loan (in the case of such Libor Loan denominated in U.S. dollars requested by a U.S. Borrower under Tranche A-2).

(b)           If a Market Disruption Event occurs with respect to the Majority Lenders under Tranche A-3 Lender in relation to a Libor Loan in a particular currency for any Interest Period, then the rate of interest on such Tranche A-3 Lenders’ share of that particular Advance in such currency for the Interest Period shall be the rate per annum which is the sum of: (i) the Applicable Margin; (ii) Mandatory Costs and (iii) the rate notified to the European Agent by such Tranche A-3 Lenders as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to such Tranche A-3 Lenders of funding its participation in that Libor Loan, from whatever source it may reasonably select recognizing the need to attempt to obtain the least expensive cost of funds.

(c)           If a Market Disruption Event occurs with respect to Majority Lenders under Tranche A-3 and the European Agent or a Borrower under Tranche A-3 so requires, the Tranche A-3 Lenders and the applicable Borrower under Tranche A-3 shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing to a substitute basis for determining the rate of interest.  Any alternative basis agreed to shall, with the prior consent of the applicable Borrower under Tranche A-3 and the Majority Lenders under Tranche A-3, be binding on all such parties.

(2)                   If

(a)           the Administrative Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Canadian Borrowers, and notifies the Canadian Borrowers, that there no longer exists an active market for Bankers’ Acceptances accepted by the Majority Lenders under Tranche A-1;

(b)           the Majority Lenders holding Tranche A-1 Commitments advise the Administrative Agent (a “Lender BA Suspension Notice”) who in turn advises the Canadian Borrowers that for any reason a market for Bankers’ Acceptances does not exist at any time or that the Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers’ Acceptances or perform their obligations under this Agreement with respect to Bankers’ Acceptances;

then:

(i)            the right of the Canadian Borrowers to request Bankers’ Acceptances or Bankers’ Acceptance Loans from any Lender shall be suspended until the Administrative Agent determines that the circumstances causing such suspension no longer exist, and so notifies Magna and the Tranche A-1 Lenders;

(ii)           any outstanding Borrowing Notice requesting an Advance by way of Bankers’ Acceptances or Bankers’ Acceptance Loans shall be deemed to be a Borrowing Notice requesting an Advance by way of Prime Rate Loan in the amount specified in the original Borrowing Notice;

(iii)          any outstanding Borrowing Notice requesting a conversion of an Advance by way of Bankers’ Acceptances or Bankers’ Acceptance Loans shall be deemed to be a Borrowing Notice requesting a conversion of such Advances into an Advance by way of Prime Rate Loans; and

(iv)          any outstanding Borrowing Notice requesting a rollover of an Advance by way of Bankers’ Acceptances or Bankers’ Acceptance Loans, shall be deemed to be a Borrowing Notice requesting a conversion of such Advances into an Advance by way of Prime Rate Loans.

The Administrative Agent shall promptly notify Magna and the Tranche A-1 Lenders of any suspension of the Canadian Borrowers’ right to request Advances by way of Bankers’ Acceptances or Bankers’ Acceptance Loans and of any termination of any such suspension.  A Lender BA Suspension Notice shall be effective upon receipt of the same by the Administrative Agent if received prior to 2:00 p.m. (Toronto time) on a Banking Day and if not, then on the next following Banking Day, except in connection with an outstanding Borrowing Notice, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such outstanding Borrowing Notice, if received by the Administrative Agent prior to 2:00 p.m. (Toronto time) 2 Banking Days prior to the proposed date of Advance, date of conversion or date of rollover (as applicable) applicable to such outstanding Borrowing Notice.  This Section 3.05 shall not apply to any Advance under Tranche C, which shall be subject to the provisions of the applicable Asian Facility Agreement.

3.06        Selection of Interest Periods and BA Periods

Notwithstanding any other provision hereof, no Borrower may select an Interest Period or BA Period in respect of a Loan, with the result that a Loan would have to be terminated before its Maturity Date to allow for repayment of the Credit Facility on the Final Repayment Date.

3.07        Rollover and Conversion

(a)           Subject to the terms and conditions of this Agreement and provided that no Default has occurred and is continuing, a Borrower may from time to time request that a Loan owing by it or any portion thereof be rolled over or converted to another form of Loan in accordance with the provisions hereof.

(b)           The applicable Borrower shall repay the full amount of each Bankers’ Acceptance Loan and Libor Loan (as applicable) on the Maturity Date of the BA Period or Interest Period applicable thereto, in accordance with the provisions hereof governing repayment and prepayment, unless such Loan shall be rolled over or converted to another form of Loan on such Maturity Date in accordance with the provisions hereof.

(c)           Each request by a Borrower for a Rollover or Conversion shall be made by the delivery of a duly completed and executed Borrowing Notice to the applicable Agent and the provisions of Sections 3.01 and 3.02 shall apply to the Rollover or Conversion as if such Rollover or Conversion were an Advance.

(d)           Each Rollover or Conversion of a Libor Loan or Bankers’ Acceptance Loan shall be made effective as of the Maturity Date of the Interest Period or BA Period applicable thereto.

(e)           If a Borrower does not deliver a Borrowing Notice at or before the time required by Section 3.01 and

(i)            in the case of a Bankers’ Acceptance Loan, fails to pay to the Administrative Agent the face amount thereof on the relevant Maturity Date, or

(ii)           in the case of a Libor Loan, fails to pay to the applicable Agent the principal amount thereof on the relevant Maturity Date,

the applicable Borrower shall be deemed to have requested a Conversion of such Loan to a Prime Rate Loan (if the maturing Loan is denominated in Canadian dollars), a Base Rate Canada Loan (if the maturing Loan is to a Canadian Borrower and is denominated in U.S. dollars) or a U.S. Base Rate Loan (if the maturing Loan is to a U.S. Borrower and is denominated in U.S. Dollars) or a Rollover of such Loan for a one month Interest Period (if the maturing Loan is denominated in £ or Euros or is a Libor Loan made to a Mexican Borrower), and all of the provisions hereof applicable to Prime Rate Loans, Base Rate Canada Loans, U.S. Base Rate Loans or Libor Loans, as the case may be, shall apply thereto.

(f)            If a Default has occurred and is continuing at the time a Borrowing Notice is delivered:

(i)            any Advance of, Rollover of or Conversion into a Bankers’ Acceptance Loan or Libor Loan shall not be permitted;

(ii)           any Bankers’ Acceptance Loan maturing on the relevant Borrowing Date shall be automatically converted to a Prime Rate Loan;

(iii)          any Libor Loan denominated in U.S. dollars maturing on the relevant Borrowing Date shall be automatically converted to a Base Rate Canada Loan in the case of a Canadian Borrower or to a U.S. Base Rate Loan in the case of a U.S. Borrower; and

(iv)          any Libor Loan denominated in £ or Euros maturing on the relevant Borrowing Date shall be automatically converted to a Libor Loan with a one month Interest Period.

(g)           A Rollover or Conversion shall not constitute a repayment of the relevant Loan but shall result in a change in the basis of calculation of interest or fees (as the case may be) for such Loan and, where applicable, the Currency of the Loan, in accordance with the provisions hereof.

(h)           Each Rollover of a Libor Loan shall be in the same Currency.

(i)            Each Asian Facility Agreement shall identify the terms applicable to rollovers and conversions of Advances made under such agreement and the provisions of this Section 3.07 shall not apply with respect to rollovers and conversions of Advances under an Asian Facility Agreement.

3.08        The Canadian Swingline Facility

(a)           Subject to the terms and conditions of this Agreement, the Canadian Swingline Lender establishes in favour of the Canadian Borrowers a revolving term facility which is part of the Tranche A-1 Commitment Amount in an amount up to $25,000,000 (or the Exchange Equivalent in Canadian dollars) on the terms set forth in this Section 3.08 (the “Canadian Swingline Facility”).

(b)           At any time that a Canadian Borrower would be entitled to obtain Prime Rate Loans or Base Rate Canada Loans under Tranche A-1, such Canadian Borrower shall be entitled to draw cheques on its Canadian dollar chequing account maintained from time to time with the Canadian Swingline Lender and its U.S. dollar chequing account maintained from time to time with the Canadian Swingline Lender, in each case at the main branch of the Canadian Swingline Lender in Toronto, Ontario (or in such other accounts with the Canadian Swingline Lender at such other branch of the Canadian Swingline Lender as may be agreed upon by the Canadian Swingline Lender and the Canadian Borrowers from time to time).  The debit balance from time to time in any such account shall be deemed to be a Prime Rate Loan or a Base Rate Canada Loan, as applicable, outstanding to such Canadian Borrower from the Canadian Swingline Lender under Tranche A-1.  A Prime Rate Loan or a Base Rate Loan from the Canadian Swingline Lender as contemplated by this subsection, prior to such time as such Advance is repaid as contemplated by subsections 3.08(d) or 3.08(e), or purchased as contemplated by subsection 3.08(f), is referred to as a “Canadian Swingline Loan”.

(c)           The outstanding U.S. Dollar Value of all Canadian Swingline Loans at any time shall not exceed the lesser of:

(i)            $25,000,000; and

(ii)           the amount if any, by which the limit of the Tranche A-1 Commitment Amount exceeds the U.S. Dollar Value of all Advances (other than Canadian Swingline Loans) outstanding at such time under the Tranche  A-1 Commitment Amount.

(d)           It is the intention of the parties that Canadian Swingline Loans are to be available to the Canadian Borrowers on a short-term basis pending the obtaining of Advances under Tranche A-1.  Accordingly, to the extent not otherwise repaid, each Canadian Borrower shall periodically obtain, under Tranche A-1, Prime Rate Loans, Base Rate Canada Loans, LIBOR Loans or Bankers’ Acceptance Loans in an aggregate amount equal to the amount of such Canadian Swingline Loan, and shall apply the proceeds of such Loans in repayment of such Canadian Swingline Loan.

(e)           If a Canadian Borrower does not repay a Canadian Swingline Loan as required by Section 3.08(d), the Canadian Swingline Lender may (but shall not be obliged to)

deliver a written notice to the Administrative Agent (which shall thereupon deliver a similar notice to each of the Tranche A-1 Lenders) and to the Canadian Borrowers, or the Administrative Agent may itself (but shall not be obliged to) deliver a written notice to each of the Tranche A-1 Lenders and to the Canadian Borrowers requiring repayment of such Canadian Swingline Loan.  The applicable Canadian Borrower shall be deemed to have given at such time a Borrowing Notice to the Administrative Agent requesting Prime Rate Loans and/or Base Rate Canada Loans, as applicable, under Tranche A-1 in an aggregate amount equal to the amount of such Canadian Swingline Loan.  The Tranche A-1 Lenders shall thereupon (irrespective of whether any condition precedent to an Advance has been satisfied, and in such case, such unsatisfied conditions precedent shall be deemed not to apply to such Advance, whether the amount of such Advance to be made available under Tranche A-1 is less than, equal to or more than the minimum amount of an Advance required to be included in an Advance constituting such type of Advance under this Agreement, whether any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facility and the Commitments) has occurred or commenced under any of the Loan Documents or otherwise or whether the Final Repayment Date has occurred) make such Prime Rate Loan and/or Base Rate Canada Loan under Tranche A-1 and the Administrative Agent shall apply the proceeds thereof in repayment of such Canadian Swingline Loan.  The Administrative Agent shall promptly notify the Canadian Borrowers of any such Prime Rate Loans and/or Base Rate Canada Loans as the case may be, and the Canadian Borrowers agree to accept each such Prime Rate Loan and/or Base Rate Canada Loan and hereby irrevocably authorizes and directs the Administrative Agent to apply the proceeds thereof in payment of the applicable Canadian Swingline Loan.  Notwithstanding the foregoing, a Tranche A-1 Lender shall not have an obligation to make a Prime Rate Loan and/or a Base Rate Canada Loan in respect of a Canadian Swingline Loan pursuant to this paragraph should an Event of Default exist at the time that such Canadian Swingline Loan is made and such Tranche A-1 Lender shall have provided written notice to the Canadian Swingline Lender and the Administrative Agent and which notice shall be received by them at least one Banking Day prior to the time that the Canadian Swingline Loan was made.  Such notice shall state that an Event of Default has occurred and is continuing and that such Lender will not make Prime Rate Loans and/or Base Rate Canada Loans in respect of Canadian Swingline Loans while such Event of Default is continuing.

(f)            Without limiting Section 3.08(e), on the Final Repayment Date, or if an Event of Default has occurred and is continuing, each of the Tranche A-1 Lenders other than the Canadian Swingline Lender, agrees that it will purchase from the Canadian Swingline Lender, and the Canadian Swingline Lender shall sell to such Tranche A-1 Lenders, for cash, at par, without representation or warranty from or recourse against the Canadian Swingline Lender (and irrespective of whether any condition precedent to an Advance has been satisfied, any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facility and the Commitments) has occurred or commenced under any of the Loan Documents or otherwise or whether the Final Repayment Date has occurred), on a rateable basis, an undivided interest in all Canadian Swingline Loans then outstanding.  The Administrative Agent, upon consultation with the applicable Lenders, shall have the power to settle any documentation required to evidence any such purchase and, if deemed advisable by the Administrative Agent, to execute any document as attorney for any Tranche A-1 Lender in order to complete any such purchase.  The Canadian Borrowers and the Tranche A-1 Lenders acknowledge that the foregoing arrangements are to be settled by the Tranche A-1 Lenders among themselves, and each of the Canadian Borrowers expressly consents to the foregoing arrangements among such Lenders.

(g)           Each of the Tranche A-1 Lenders agrees to indemnify and save harmless the Canadian Swingline Lender on a rateable basis against all liabilities, obligations, losses, damages, penalties, actions, judgements, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Canadian Swingline Lender in any way related to or arising out of any Canadian Swingline Loan made by the Canadian Swingline Lender (except for any such liabilities to the extent that they result from the gross negligence or wilful misconduct of the Canadian Swingline Lender).

3.09        The U.S. Swingline Facility

(a)           Subject to the terms and conditions of this Agreement, the U.S. Swingline Lender establishes in favour of the U.S. Borrowers a revolving term facility which is part of the Tranche A-2 Commitment Amount in an amount up to $25,000,000 on the terms set forth in this Section 3.09 (the “U.S. Swingline Facility”).

(b)           At any time that a U.S. Borrower would be entitled to obtain U.S. Base Rate Loans under Tranche A-2, such U.S. Borrower shall be entitled to draw on its U.S. dollar account maintained from time to time with the U.S. Swingline Lender, in each case at the main branch of the U.S. Swingline Lender in Delaware (or in such other accounts with the U.S. Swingline Lender at such other branch of the U.S. Swingline Lender as may be agreed upon by the U.S. Swingline Lender and the U.S. Borrowers from time to time).  The debit balance from time to time in any such account shall be deemed to be a U.S. Base Rate Loan outstanding to the U.S. Borrowers from the U.S. Swingline Lender under Tranche A-2.  A U.S. Base Rate Loan from the U.S. Swingline Lender as contemplated by this subsection, prior to such time as such Advance is repaid as contemplated by subsections 3.09(d) or 3.09(e), or purchased as contemplated by subsection 3.09(f), is referred to as a “U.S. Swingline Loan”.

(c)           The outstanding amount of all U.S. Swingline Loans at any time shall not exceed the lesser of:

(i)            $25,000,000; and

(ii)           the amount if any, by which the limit of the Tranche A-2 Commitment Amount exceeds the U.S. Dollar Value of all Advances (other than U.S. Swingline Loans) outstanding at such time under the Tranche A-2 Commitment Amount.

(d)           It is the intention of the parties that U.S. Swingline Loans are to be available to the U.S. Borrowers on a short-term basis pending the obtaining of Advances under Tranche A-2.  Accordingly, to the extent not otherwise repaid, the U.S. Borrowers shall periodically obtain, under Tranche A-2, U.S. Base Rate Loans or LIBOR Loans in an aggregate amount equal to the amount of such U.S. Swingline Loan, and shall apply the proceeds of such Loans in repayment of such U.S. Swingline Loan.

(e)           If a U.S. Borrower does not repay a U.S. Swingline Loan as required by Section 3.09(d), the U.S. Swingline Lender may (but shall not be obliged to) deliver a written notice to the Administrative Agent (which shall thereupon deliver a similar notice to each of the Tranche A-2 Lenders) and to the U.S. Borrowers, or the Administrative Agent may itself (but shall not be obliged to) deliver a written notice to each of the Tranche A-2 Lenders and to the U.S. Borrowers requiring repayment of such U.S. Swingline Loan.  The U.S. Borrowers shall be deemed to have given at such time a Borrowing Notice to the Administrative Agent requesting U.S. Base Rate Loans under Tranche A-2 in an aggregate amount equal to the amount of such U.S. Swingline Loan.  The Tranche A-2 Lenders shall thereupon (irrespective of whether any condition precedent to an Advance has been satisfied, and in such case, such unsatisfied conditions precedent shall be deemed not to apply to such Advance, whether the amount of such Advance to be made available under the Tranche A-2 is less than, equal to or more than the minimum amount of an Advance required to be included in an Advance constituting such type of Advance under this Agreement, whether any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facility and the Commitments) has occurred or commenced under any of the Loan Documents or otherwise or whether the Final Repayment Date has occurred) make such U.S. Base Rate Loan under Tranche A-2 and the Administrative Agent shall apply the proceeds thereof in repayment of such U.S. Swingline Loan.  The Administrative Agent shall promptly notify the U.S. Borrowers of any such U.S. Base Rate Loans as the case may be, and the U.S. Borrowers agree to accept each such U.S. Base Rate Loan and hereby irrevocably authorizes and directs the Administrative Agent to apply the proceeds thereof in payment of the applicable U.S. Swingline Loan.  Notwithstanding the foregoing, a Tranche A-2 Lender shall not have an obligation to make a U.S. Base Rate Loan in respect of a U.S. Swingline Loan pursuant to this paragraph should an Event of Default exist at the time that such U.S. Swingline Loan is made and such Tranche A-2 Lender shall have provided written notice to the U.S. Swingline Lender and the Administrative Agent and which notice shall be received by them at least one Banking Day prior to the time that the U.S. Swingline Loan was made.  Such notice shall state that an Event of Default has occurred and is continuing and that such Lender will not make U.S. Base Rate Loans in respect of U.S. Swingline Loans while such Event of Default is continuing.

(f)            Without limiting Section 3.09(e), on the Final Repayment Date, or if an Event of Default has occurred and is continuing, each of the Tranche A-2 Lenders (other than the U.S. Swingline Lender), agrees that it will purchase from the U.S. Swingline Lender, and the U.S. Swingline Lender shall sell to such Tranche A-2 Lenders, for cash, at par, without representation or warranty from or recourse against the U.S. Swingline Lender (and irrespective of whether any condition precedent to an Advance has been satisfied, any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facility and the Commitments) has occurred or commenced under any of the Loan Documents or otherwise or whether the Final Repayment Date has occurred), on a rateable basis, an undivided interest in all U.S. Swingline Loans then outstanding.  The Administrative Agent, upon consultation with the applicable Lenders, shall have the power to settle any documentation required to evidence any such purchase and, if deemed advisable by the Administrative Agent, to execute any document as attorney for any Tranche A-2 Lender in order to complete any such purchase.  The U.S. Borrowers and the Tranche A-2 Lenders acknowledge that the foregoing arrangements are to be settled by Tranche A-2 Lenders among themselves, and the U.S. Borrowers expressly consent to the foregoing arrangements among such Lenders.

(g)           Each of the Tranche A-2 Lenders agree to indemnify and save harmless the U.S. Swingline Lender on a rateable basis against all liabilities, obligations, losses, damages, penalties, actions, judgements, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the U.S. Swingline Lender in any way related to or arising out of any U.S. Swingline Loan made by the U.S. Swingline Lender (except for any such liabilities to the extent that they result from the gross negligence or wilful misconduct of the U.S. Swingline Lender).

3.10        The European Swingline Facility

(a)           Subject to the terms and conditions of this Agreement, the European Swingline Lender establishes in favour of the European Borrowers a revolving term facility which is part of the Tranche A-3 Commitment Amount in an amount up to Euro 15,000,000 on the terms set forth in this Section 3.10 (the “European Swingline Facility”).

(b)           At any time that a European Borrower would be entitled to obtain Libor Loans under Tranche A-3, such European Borrower shall be entitled to obtain Advances from the European Swingline Lender in Euros in amounts of not less than Euro 500,000, £ in amounts of not less than £500,000 and U.S. dollars of not less than $500,000.  Interest on such Advances shall be calculated in accordance with the terms provided in Section 6.01(d).  An Advance from the European Swingline

Lender as contemplated by this subsection, prior to such time as such Advance is repaid as contemplated by subsections 3.10(d) or 3.10(e), or purchased as contemplated by subsection 3.10(f), is referred to as a “European Swingline Loan”.  Each European Swingline Loan shall be made by the European Swingline Lender upon delivery of a Borrowing Notice by facsimile to the European Swingline Lender on or prior to 11:00 a.m. Central European time on the day such European Swingline Loan is required.

(c)           The outstanding Euro Value of all European Swingline Loans at any time shall not exceed the lesser of:

(i)            the Euro Value of Euro 15,000,000; and

(ii)           the amount if any, by which the limit of the Tranche A-3 Commitment Amount exceeds the U.S. Dollar Value of all Advances (other than European Swingline Loans) outstanding at such time under the Tranche A-3 Commitment Amount.

(d)           It is the intention of the parties that European Swingline Loans are to be available to the European Borrowers on a short-term basis pending the obtaining of Advances under Tranche A-3.  Accordingly, to the extent not otherwise repaid, the European Borrowers shall periodically obtain, under Tranche A-3, Libor Loans in an aggregate amount equal to the amount of such European Swingline Loan, and shall apply the proceeds of such Loans in repayment of such European Swingline Loan.  A European Swingline Loan shall have a duration of not more than five TARGET Days.

(e)           If a European Borrower does not repay a European Swingline Loan as required by Section 3.10(d), the European Swingline Lender may (but shall not be obliged to) deliver a written notice to the European Agent (which shall thereupon deliver a similar notice to each of the Tranche A-3 Lenders) and to the European Borrowers, or the European Agent may itself (but shall not be obliged to) deliver a written notice to each of the Tranche A-3 Lenders and to the European Borrowers requiring repayment of such European Swingline Loan.  The European Borrowers shall be deemed to have given at such time a Borrowing Notice to the European Agent requesting Libor Loans under Tranche A-3 in an aggregate amount equal to the amount of such European Swingline Loan.  The Tranche A-3 Lenders shall thereupon (irrespective of whether any condition precedent to an Advance has been satisfied, and in such case, such unsatisfied conditions precedent shall be deemed not to apply to such Advance, whether the amount of such Advance to be made available under the Tranche A-3 is less than, equal to or more than the minimum amount of an Advance required to be included in an Advance constituting such type of Advance under this Agreement, whether any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facility and the Commitments) has occurred or commenced under any of the Loan Documents or otherwise or whether the Final Repayment Date has occurred) make such Libor Loan under Tranche A-3 and the European Agent shall apply the proceeds thereof in repayment of such European Swingline Loan.  The European Agent shall promptly notify the European Borrowers of any such Libor Loans and the European Borrowers agree to accept each such Libor Loan and hereby irrevocably authorizes and directs the European Agent to apply the proceeds thereof in payment of the applicable European Swingline Loan.  Notwithstanding the foregoing, a Tranche A-3 Lender shall not have an obligation to make a Libor Loan in respect of a European Swingline Loan pursuant to this paragraph should an Event of Default exist at the time that such European Swingline Loan is made and such Tranche A-3 Lender shall have provided written notice to the European Swingline Lender and the European Agent and which notice shall be received by them at least one Banking Day prior to the time that the European Swingline Loan was made.  Such notice shall state that an Event of Default has occurred and is continuing and that such Lender will not make Libor Loans in respect of European Swingline Loans while such Event of Default is continuing.

(f)            Without limiting Section 3.10(e), on the Final Repayment Date, or if an Event of Default has occurred and is continuing, each of the Tranche A-3 Lenders other than the European Swingline Lender, agrees that it will purchase from the European Swingline Lender, and the European Swingline Lender shall sell to such Tranche A-3 Lenders, for cash, at par, without representation or warranty from or recourse against the European Swingline Lender (and irrespective of whether any condition precedent to an Advance has been satisfied, any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facility and the Commitments) has occurred or commenced under any of the Loan Documents or otherwise or whether the Final Repayment Date has occurred), on a rateable basis, an undivided interest in all European Swingline Loans then outstanding.  The European Agent, upon consultation with the applicable Lenders, shall have the power to settle any documentation required to evidence any such purchase and, if deemed advisable by the Administrative Agent, to execute any document as attorney for any Tranche A-3 Lender in order to complete any such purchase.  The European Borrowers and the Tranche A-3 Lenders acknowledge that the foregoing arrangements are to be settled by the Tranche A-3 Lenders among themselves, and the European Borrowers expressly consent to the foregoing arrangements among such Lenders.

(g)           Each of the European Tranche A-3 Lenders agrees to indemnify and save harmless the European Swingline Lender on a rateable basis against all liabilities, obligations, losses, damages, penalties, actions, judgements, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the European Swingline Lender in any way related to or arising out of any European Swingline Loan made by the European Swingline Lender (except for any such liabilities to the extent that they result from the gross negligence or wilful misconduct of the European Swingline Lender).

(h)                                 Any payment of a European Swingline Loan prior to its maturity date shall be subject to payment of the European Swingline Lender’s breakage costs, if any.

3.11                        The Mexican Swingline Facility

(a)                                  Subject to the terms and conditions of this Agreement, the Mexican Swingline Lenders establish in favour of the Mexican Borrowers a revolving term facility which is Tranche B in an aggregate amount, as of the date of this Agreement, up to $20,000,000 or the Exchange Equivalent in Pesos on the terms set forth in this Section 3.11 (the “Mexican Swingline Facility”).  As of the date of this Agreement, each Mexican Swingline Lender’s commitment under the Mexican Swingline Facility is as provided for in Schedule F.

(b)                                 Subject to Section 3.11(c), the Mexican Borrowers shall be entitled to draw on the Mexican Swingline Facility in Pesos or U.S. dollars, provided that each time that a Mexican Borrower wishes to draw from the Mexican Swingline Facility, (i) it shall deliver a Borrowing Notice in accordance with the provisions of Section 3.01(d) in which it shall specify, among other details, the currency in which the borrowing will be made as well as the amount and term of the borrowing; and (ii) it shall, if required by a Mexican Swingline Lender, execute and deliver to the corresponding Mexican Swingline Lender, a promissory note (pagaré), substantially in the form of Schedule P hereof ( a “Mexican Note”).  A Libor Loan or a Peso Loan from a Mexican Swingline Lender as contemplated by this subsection is referred to as a “Mexican Swingline Loan”.

(c)                                  The outstanding U.S. Dollar Value of all Mexican Swingline Loans at any time shall not exceed $20,000,000.

(d)                                 If the Mexican Borrowers do not maintain the Mexican Swingline Loans for each Mexican Swingline Lender on a pro rata basis equal to their respective Commitments under the Mexican Swingline Facility, upon the occurrence of an Event of Default a Mexican Swingline Lender may (but shall not be obliged to) deliver a written notice to the Administrative Agent (which shall thereupon deliver a similar notice to the other Mexican Swingline Lender) and to the Mexican Borrowers, requiring repayment of the applicable Mexican Swingline Loans in order to cause the Mexican Swingline Lenders to have Mexican Swingline Loans equal to, on a pro rata basis, their Commitments under the Mexican Swingline Facility.  The Mexican Borrowers shall be deemed to have given at such time a request to the applicable Mexican Swingline Lenders requesting that an Advance be made under the applicable Mexican Swingline Facility in an aggregate amount equal to the amount necessary to ensure that borrowings made by the Mexican Swingline Lenders are equal, on a pro rata basis, to their Commitments under the Mexican Swingline Facility.  The applicable Mexican Swingline Lender shall thereupon (irrespective of whether any condition precedent to an Advance has been satisfied and in such case, such unsatisfied conditions precedent shall be deemed not to apply to such Advance) make such Advance under the applicable Mexican Swingline Facility and the

Administrative Agent shall apply the proceeds thereof in repayment of such Mexican Swingline Loans so as to ensure that the borrowings are equal, on a pro rata basis, to their Commitments under the Mexican Swingline Facility.  The Administrative Agent shall promptly notify the Mexican Borrowers of any such Advance and the Mexican Borrowers agree to accept each such Advance and hereby irrevocably authorizes and directs the Administrative Agent to apply the proceeds thereof in payment of the applicable Mexican Swingline Loan.

3.12                        Change in Circumstances

(1)                                  If the introduction of or any change in any Applicable Law relating to any Lender, or any change in the interpretation or application thereof by any Governmental Body or compliance by any Lender with any request (provided that banks or non-bank lenders, as the case may be, would customarily comply therewith) or direction of any Governmental Body (herein referred to as a “Change of Law”):

(a)                                  subjects any Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes on payments of the Obligations or changes the basis of taxation of payments due to any Lender or increases any existing Taxes on payments of the Obligations (other than Taxes of application to the overall income or capital of such Lender);

(b)                                 imposes, modifies or deems applicable any reserve, liquidity, cash margin, capital, special deposit, deposit insurance or assessment, or any other regulatory or similar requirement against assets held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans by, any Lender;

(c)                                  imposes any Taxes on reserves or deemed reserves in respect of the undrawn portion of the Credit Facility;

(d)                                 imposes on any Lender or requires there to be maintained by any Lender any capital adequacy or additional capital requirement (including, without limitation, a requirement which affects such Lender’s allocation of capital resources to its obligations) in respect of such Lender’s obligations hereunder or imposes any other condition or requirement with respect to the maintenance by any Lender of a contingent liability with respect to any Bankers’ Acceptance or Letters of Credit hereunder; or

(e)                                  imposes on any Lender any other condition or requirement with respect to this Agreement or the Credit Facility (other than Excluded Taxes);

and such occurrence has the effect of:

(f)                                    increasing the cost to such Lender of agreeing to make or making or maintaining the Credit Facility, any Advance, any Loan or any portion thereof;

(g)                                 reducing the amount of the Obligations;

(h)                                 directly or indirectly reducing the effective rate of return to such Lender under this Agreement or on its overall capital as a result of entering into this Agreement or as a result of any of the transactions or obligations contemplated by this Agreement (other than a reduction resulting from a higher rate of income tax being imposed on the Lender’s overall income or from a tax being imposed on the Lender’s overall capital); or

(i)                                     causing such Lender to make any payment or to forego any interest, fees or other return on or calculated by reference to any sum received or receivable by such Lender hereunder;

then, such Lender shall, within 30 days of such Lender actually becoming aware of such Change of Law (the “Notice Date”), provide notice thereof to the Borrowers and the Administrative Agent (with such notice being accompanied by a certificate of the Lender stating that the Lender is entitled to claim an amount under this Section 3.12 in accordance with the terms hereof, setting forth the amount necessary to compensate such Lender and a reasonably detailed explanation of the basis for the request of compensation), and such Borrower shall, within 30 days of receipt of such notice and certificate from such Lender,  pay or cause to be paid to such Lender such additional amounts as shall be sufficient to fully indemnify such Lender for such additional cost, reduction, payment, foregone interest or other return (herein referred to as “Additional Compensation”) but only in respect of the period after the effective date of the Change of Law; provided, however, that (i) such Borrower shall not be required to compensate a Lender pursuant to this Section for any Additional Compensation arising subsequent to the Notice Date and prior to the actual date of notice being delivered to such Borrower as to such Lender’s intention to claim compensation therefore or which arose as a result of a breach by such Lender or any of its Affiliates of any Applicable Law, and (ii) a Lender shall not claim Additional Compensation hereunder if it is not claiming similar compensation in such circumstances from its similarly situated customers in such jurisdiction (as determined in the reasonable discretion of such Lender).  The above-referenced certificate as to the amount of such Additional Compensation, submitted to such Borrower by the Lender, shall be prima facie evidence of the amount of compensation required to be paid hereunder by such Borrower to the Lender.  If any Lender shall become aware that it has received a refund, credit or allowance in respect of Additional Compensation as to which it has been indemnified by a Borrower or with respect to which a Borrower has paid additional amounts, and such refund, credit or allowance is clearly attributable to and identifiable in respect of the Change of Law and the Credit Facility, such Lender shall remit to the applicable Borrower the amount of such refund, credit or allowance that it has received net of its costs and expenses incurred in obtaining such refund, credit or allowance.  If (A) a Borrower shall become aware that a Lender is entitled to receive a refund, credit or allowance in respect of Additional Compensation as to which it has been indemnified by a Borrower or with respect to which a Borrower has paid additional amounts to such Lender, or (B) a Lender shall become aware that it is entitled to receive a refund, credit or allowance in respect of Additional Compensation as to which it has been indemnified by a Borrower or with respect to which a Borrower has paid additional amounts to it, such Lender shall promptly notify the Borrower of such refund, credit or allowance and, in each case, such Borrower may give notice to such Lender requesting that it make a claim to such Governmental Body for such refund, credit or allowance subject to (i) Magna having agreed in writing to pay all of such Lender’s costs and expenses relating to such claim and (ii) such Lender determining that it would not be disadvantaged or prejudiced as a result of making such claim (it being understood that the mere existence of fees, charges, costs or expenses that a Borrower has agreed to pay on behalf of the Lender shall not be deemed to be a disadvantage to such Lender).  Upon a Lender receiving the aforesaid notice, and in the event that the refund, credit or allowance in question is clearly attributable to and identifiable in respect of the Change of Law and the Credit Facility, the Lender shall proceed to make a claim to such Governmental Body so as to seek such refund, credit or allowance.  Upon receipt by the Lender of any such refund, credit or allowance it shall, after deducting its costs and expenses relating to such claim, remit to the applicable Borrower such refund, credit or allowance, as the case may be.  If, after the receipt of any payment by a Borrower to a Lender under this Section 3.12 such Lender obtains a refund, credit or allowance on account of the Additional Compensation in respect of which such payment was received, the Lender shall, to the extent clearly attributable and identifiable in respect to a payment made by a Borrower to a Lender under this Section 3.12 and to the extent it can do so without prejudice to its ability to retain the amount of such refund, credit or allowance, account to such Borrower for an amount equal to the refund received or credit or allowance given net of its costs and expenses without interest (other than interest paid or credited by the relevant Governmental Body clearly attributable and identifiable to such refund, credit or allowance).  If such Lender is subsequently advised of the requirement that it repay such refund, credit or allowance, the applicable Borrower shall return to such Lender any amount that it had accounted for.

(2)                                  Should any Lender make a demand for payment pursuant to Section 3.12(1) such Lender shall, at Magna’s option and request and subject to Magna agreeing to pay such existing Lender’s actual documented costs and expenses (including any stamp taxes or duties associated with such assignment), assign all of its rights and obligations under the Agreement to one or more existing Lenders nominated by Magna (in consultation with the applicable Agent or Agents) that have agreed to assume such rights and obligations as evidenced by the execution of an assignment agreement in the form of Schedule I attached hereto.  In the event that Lenders nominated by Magna are not willing to take an assignment of such Lender’s rights and obligations, Magna shall be entitled to obtain one or more substitute lenders to obtain an assignment of such Lender’s rights and obligations and such Lender shall, at Magna’s request, assign all of its rights and obligations under the Agreement to such substitute lenders selected by Magna provided that (i) such assignment to one or more substitute lenders shall be subject, in each case, to the prior consent being obtained of the applicable L/C Issuing Lenders, the applicable Swingline Lenders and the Administrative Agent which consent shall be provided if the applicable substitute lender is an L/C Eligible New Lender; and (ii) the execution by such substitute lenders along with all other applicable parties of an assignment agreement in the form attached as Schedule I hereto.

(3)                                  Notwithstanding anything contained in this Section 3.12, should (i) any Tranche A-1 Lender or Tranche A-2 Lender cease to be a resident of Canada or the United States of America and cease to be entitled to the benefit of the Canada US Income Tax Convention (1985), as amended, or (ii) any Tranche C Lender not maintain a facility office in accordance with the provisions of the applicable Asian Facility Agreement, such Lender shall not be entitled to be grossed up (nor indemnified)

for any Taxes that are required to be deducted from a payment by the applicable Borrower as a consequence thereof.

(4)                                  Notwithstanding anything contained in this Section 3.12, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines and directives thereunder or issued in connection therewith and all requests, rules, regulations, guidelines and directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority or any United States, Canadian or foreign regulatory authority shall, in each case, be deemed a “Change of Law” regardless of the date enacted, adopted or issued but only to the extent applicable to a Lender claiming Additional Compensation.

3.13                        Illegality

If the introduction of or change to any present or future Applicable Law, or any change in the interpretation or application thereof by any Governmental Body, shall make it unlawful for any Lender to make or maintain any Loan or to give effect to its obligations in respect of such Loan as contemplated hereby and/or by any Asian Facility Agreement, such Lender may, by notice to the Borrowers and to the Agents, declare that its obligations hereunder in respect of such Loan shall be terminated, and thereupon the applicable Borrower shall prepay to the applicable Agent on behalf of such Lender within the time required by such Applicable Law (or at the end of such longer period as such Lender in its discretion has agreed) all of the Obligations in respect of such Loan including all amounts payable in connection with such prepayment pursuant to Section 3.14(d) and, where applicable, the provisions of the applicable Asian Facility Agreement.  If there are any types of Loans hereunder that are not so affected, the applicable Borrower may convert the Loans which are affected into one of the types of Loans that are not affected.  Any prepayment under this Section 3.13 shall not reduce any Lender’s Commitment.

3.14                       Indemnities

(a)                                  The Borrowers, on a joint and several basis (subject to Section 1.17), hereby agree to indemnify, exonerate and hold the Agents, the L/C Issuing Lenders, the Swingline Lenders and each Lender and each of their respective officers, directors, employees and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, reasonable costs (including, without limitation, all documentary, recording, filing, mortgage or other stamp taxes or duties), charges, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and reasonable out-of-pocket disbursements and amounts paid with Magna’s consent in settlement of any and every kind whatsoever (collectively, in this Section 3.14(a), the “Indemnified Liabilities”), paid, incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the Advances contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Advances hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any Advances as contemplated herein or (iv) the execution, delivery, performance or enforcement of any Loan Document and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities, (x) that arose on account of an Indemnified Party’s bad faith, negligence, wilful misconduct or illegal act, or (y) that constitute loss of profit, loss of income or revenue or loss of business opportunity of such Indemnified Party or (z) that relate to claims made by any Lender against a defaulting Lender or the failure on the part of any Indemnified Party to perform its covenants or obligations contained in any Loan Document.

(b)                                 Without limiting the generality of the indemnity set out in Section 3.14(a), the Borrowers, on a joint and several basis (subject to Section 1.17), hereby further agree to indemnify, exonerate and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, reasonable costs, charges, liabilities and damages, and reasonable expenses in connection therewith, including, without limitation, reasonable legal fees and reasonable out of pocket disbursements, and amounts paid with Magna’s consent in settlement, of any and every kind whatsoever (collectively, in this Section 3.14(b), the “Indemnified Liabilities”), paid, incurred or suffered by, or asserted against the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by Magna or any of its Subsidiaries of any Contaminant or (ii) the breach or violation of any Environmental Law by Magna or any of its Subsidiaries, regardless of whether caused by, or within the control of, Magna or such Subsidiary, except for any such Indemnified Liabilities (x) that arose on account of an Indemnified Party’s bad faith, negligence, wilful misconduct or illegal act or (y) that constitute loss of profit, loss of income or revenue or loss of business opportunity of such Indemnified Party or (z) that relate to claims made by any Lender against a defaulting Lender or the failure on the part of any Indemnified Party to perform its covenants or obligations contained in any Loan Document.

(c)                                  In the case any action, suit, proceeding or claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Borrowers, pursuant to Section 3.14 or otherwise, the Indemnified Party will give Magna prompt written notice of such action, suit, proceeding, claim or investigation of which the Indemnified Party has knowledge.  The Indemnified Party will from time to time apprise Magna of issues that arise during the course of any such action, suit, proceeding or claim, will advise Magna as to the status of such proceedings and likely course of action to be taken by such Indemnified Party and shall provide Magna with all information with respect to such proceeding as Magna shall reasonably request; provided however, that such Indemnified Party will not be required to provide any such information to Magna if, in the reasonable opinion of the Indemnified Party, a conflict exists as between any Indemnified Party and any Borrower as a result of such action, suit, proceeding or claim, or if such information is of a privileged or confidential nature.

(d)                                 Without limiting the generality of the indemnity set out in Section 3.14(a), the Borrowers, on a several basis, hereby further agree to indemnify, exonerate and hold the Indemnified Parties free and harmless from and against all losses, reasonable costs, reasonable expenses, damages and liabilities (including, without limitation, any loss, reasonable cost, reasonable expense, damage or liability sustained by the Indemnified Parties or any of them in connection with the liquidation or re-employment in whole or in part of deposits or funds borrowed or acquired by the Lenders or any of them to make any Loan), which the Indemnified Parties or any of them may sustain or incur:  (i) if for any reason a utilization does not occur on a date specified therefor in any Borrowing Notice, (ii) if a Borrower fails to give any notice required to be given by it hereunder, in the manner and at the time specified herein, (iii) if for any reason any payment of any Libor Loan, or any portion thereof, occurs on a date which is not a Maturity Date in respect thereof, or (iv) as a consequence of any other default by a Borrower to repay any Obligations when required by the terms of this Agreement.  Provided that in no event will the Borrowers indemnify the Indemnified Parties against losses, damages, liabilities, costs and expenses (x) that arose on account of an Indemnified Party’s bad faith, negligence, wilful misconduct or illegal act, (y) that constitute loss of profit, loss of income or revenue or loss of business opportunity of such Indemnified Party, or (z) that relate to claims made by any Lender against a defaulting Lender or the failure on the part of any Indemnified Party to perform its covenants or obligations contained in any Loan Document.  If any such losses, damages, liabilities, costs or expenses are attributable only to a particular Borrower, such indemnity shall be provided by such Borrower and the other Borrowers shall have no liability therefor.  In all circumstances where the losses, damages, costs or expenses indemnified herein are not specifically attributable to any one Borrower, such indemnity shall be provided by Magna.  A certificate of the relevant Indemnified Party or Indemnified Parties, documenting the relevant calculations and setting forth the amounts necessary to indemnify the Indemnified Party or Indemnified Parties in respect of such losses, costs, expenses, damages or liabilities, shall be prima facie evidence of the amounts owing under this Section 3.14.

(e)                                  Each Indemnified Party shall notify Magna as soon as reasonably practicable upon becoming aware of facts which the Indemnified Party believes in good faith could give rise to a claim under this Section 3.14.

(f)                                    Other than obligations with respect to claims of which the Indemnified Party was aware or ought reasonably to have been aware but did not notify the Borrowers within 30 days following the permanent repayment of all of the outstanding Obligations hereunder and the termination of this Credit Facility and this Agreement, all obligations provided for in this Section 3.14 shall survive the permanent repayment of all of the outstanding Obligations hereunder and the termination of the Credit Facility and this Agreement and shall not be reduced or impaired by any investigation made by or on behalf of the Agents or the Lenders or any of them.

(g)                                 The Borrowers hereby agree that, for the purposes of effectively allocating the risk of loss placed on the Borrowers by this Section 3.14, the Agents and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective officers, directors, employees and agents.

(h)                                 If, for any reason, the obligations of a Borrower pursuant to this Section 3.14 shall be unenforceable, each Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law, except to the extent that a court of competent jurisdiction determines such obligations arose on account of the bad faith, negligence, wilful misconduct or illegal act of any Indemnified Party.

3.15                        Mandatory Repayment - Currency Excess

(a)                                  If the U.S. Dollar Value of the principal amount of all Obligations outstanding under Tranche A-1 and owing by the Canadian Borrowers at any time exceeds 105% of the Tranche A-1 Commitment Amount at such time, the Canadian Borrowers shall repay such excess amount (through the repayment of Advances selected by the Canadian Borrowers) within five Banking Days after the Administrative Agent gives the Canadian Borrowers written notice of such excess but then only if, and to the extent, such excess amount (as calculated pursuant hereto) exists on the date such payment is made.

(b)                                 If the U.S. Dollar Value of the principal amount of all Obligations outstanding under Tranche A-2 and owing by the U.S. Borrowers at any time exceeds 105% of the sum of the Tranche A-2 Commitment Amount, the U.S. Borrowers shall repay such excess amount (through the repayment of Advances selected by the U.S. Borrowers) within five Banking Days after the Administrative Agent gives the U.S. Borrowers written notice of such excess but then only if, and to the extent, such excess amount (as calculated pursuant hereto) exists on the date such payment is made.

(c)                                  If the U.S. Dollar Value of the principal amount of all Obligations outstanding under Tranche A-3 and owing by the European Borrowers at any time exceeds 105% of the sum of the Tranche A-3 Commitment Amount at such time, the European Borrowers shall repay such excess amount (through the repayment of Advances selected by the European Borrowers) within five Banking Days after the Administrative Agent gives the European Borrowers written notice of such excess but then only if, and to the extent, such excess amount (as calculated pursuant hereto) exists on the date such payment is made.

(d)                                 If the U.S. Dollar Value of the principal amount of all Obligations outstanding under Tranche B and owing by the Mexican Borrowers at any time exceeds 105% of the Tranche B Commitment Amount at such time, the Mexican Borrowers shall repay such excess amount (through the repayment of Advances selected by the Mexican Borrowers) within five Banking Days after the Administrative Agent gives the Mexican Borrowers written notice of such excess but then only if, and to the extent, such excess amount (as calculated pursuant hereto) exists on the date such payment is made.  Any such payment shall be made in accordance with Section 3.11 and shall not reduce the Tranche B Commitment Amount.

(e)                                  If at the end of a Fiscal Quarter the U.S. Dollar Value of the principal amount of all Obligations outstanding under Tranche A-1 exceeds the sum of the Tranche  A-1 Commitment Amount, a Canadian Borrower, shall repay such excess amount (through the repayment of Advances selected by such Canadian Borrower) within five (5) Banking Days after the Administrative Agent gives the Canadian Borrowers written notice of such excess but then only if, and to the extent, such excess amount (as calculated pursuant hereto) exists on the date such payment is made.

(f)                                    If at the end of a Fiscal Quarter the US Dollar Value of the principal amount of all Obligations outstanding under Tranche A-2 exceeds the Tranche A-2 Commitment Amount, a U.S. Borrower, shall repay such excess amount (through the repayment of Advances selected by such U.S. Borrower) within five (5) Banking Days after the Administrative Agent gives the U.S. Borrowers written notice of such excess but then only if, and to the extent, such excess amount (as calculated pursuant hereto) exists on the date such payment is made.

(g)                                 If at the end of a Fiscal Quarter the U.S. Dollar Value of the principal amount of all Obligations outstanding under Tranche A-3 exceeds the Tranche  A-3 Commitment Amount, a European Borrower, shall repay such excess amount (through the repayment of Advances selected by such European Borrower) within five (5) Banking Days after the European Agent gives the European Borrowers written notice of such excess but then only if, and to the extent, such excess amount (as calculated pursuant hereto) exists on the date such payment is made.

(h)                                 If at the end of a Fiscal Quarter the U.S. Dollar Value of the principal amount of all Obligations outstanding under Tranche B exceeds the Tranche  B Commitment Amount, a Mexican Borrower, shall repay such excess amount (through the repayment of Advances selected by such Mexican Borrower) within five (5) Banking Days after the Administrative Agent or a Tranche B Lender gives the Mexican Borrowers written notice of such excess but then only if, and to the extent, such excess amount (as calculated pursuant hereto) exists on the date such payment is made.

(i)                                     Any payment pursuant to clauses (a) to (h) above shall be accompanied by any payment required pursuant to Section 3.14(d).

(j)                                     Any payment pursuant to clauses (a) or (e) above (if made by the Canadian Borrowers) shall be made by a Canadian Borrower to the Administrative Agent and shall not reduce the Tranche A-1 Commitment Amount.

(k)                                  Any payment pursuant to clause (b) or (f) above (if made by U.S. Borrowers) shall be made by a U.S. Borrower to the Administrative Agent and shall not reduce the Tranche A-2 Commitment Amount.

(l)                                     Any payment pursuant to clause (c) or (g) above (if made by European Borrowers) shall be made by a European Borrower to the Administrative Agent and shall not reduce the Tranche A-3 Commitment Amount.

(m)                               Any payment pursuant to clause (d) or (h) above (if made by Mexican Borrowers) shall be made by a Mexican Borrower to the applicable Tranche B Lender and shall not reduce the Tranche B Commitment Amount.

3.16                        U.S. Evidence of Indebtedness

To evidence the Obligations owing by the U.S. Borrowers to any particular Tranche A-2 Lender from time to time under Tranche A-2, the U.S. Borrowers shall, on the request of such Lender, execute and deliver a U.S. Note to such Lender.  Each Tranche A-2 Lender shall, irrespective as to whether a U.S. Note has been issued, record the amount of each Advance by it hereunder, the dates thereof and the interest, fees and other charges accrued thereon or applicable thereto from time to time, and each payment of principal (including prepayments), interest and fees hereunder in the records of such Lender.  At all times and for all purposes, such records shall constitute prima facie evidence of the matters recorded therein.  Each Tranche A-2 Lender that has received a U.S. Note shall, at the request of the U.S. Borrowers to the Administrative Agent, promptly return such U.S. Note after the Obligations of the U.S. Borrowers have been repaid in full and the Commitments of such Lender have been terminated.

3.17                        Canadian, European, Mexican and Asian Evidence of Indebtedness

Each of the Tranche A-1 Lenders, the Tranche A-2 Lenders, the Tranche A-3 Lenders, the Tranche B Lenders and the Tranche C Lenders shall maintain and keep accounts showing the amount of each Advance by it hereunder, the dates thereof and the interest, fees and other charges accrued thereon or applicable thereto from time to time, and each payment of principal (including prepayments), interest and fees hereunder.  At all times and for all purposes, such accounts shall constitute prima facie evidence of the matters recorded therein.

3.18                        Payments Free and Clear of Taxes

(a)                                  Any and all payments made by a Borrower under or pursuant to any of the Loan Documents shall be made free and clear of, and without deduction for, any and all present or future Taxes and all liabilities with respect thereto excluding, in the case of an Agent or any Lender, Excluded Taxes (taxes, levies, imposts, deductions, charges, withholdings and liabilities other than Excluded Taxes being hereinafter referred to as “Non-Excluded Taxes”).  If a Borrower shall be required by law to deduct any Non-Excluded Taxes from or in respect of any sum payable to an Agent or any Lender under or pursuant to any of the Loan Documents, the sum so payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 3.18) and including Taxes (including Excluded Taxes) incurred by such Agent or such Lender, as the case may be, in respect of any amount received or receivable pursuant to this Section 3.18 in each case without regard to any unrelated deductions or credits or other allowances of such Agent or such Lender, such Agent or such Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made.

(b)                                 Each Borrower hereby indemnifies and holds harmless the Agents and each Lender for the full amount of Non-Excluded Taxes paid or payable by such Agent or Lender, as the case may be, and for any Taxes (including Excluded Taxes) on amounts paid or payable under this Section 3.18 and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally assessed (in each case without regard to any unrelated deductions, credits or allowances of such Agent or Lender).  The Agents or the Lender who pays any such Taxes shall promptly notify such Borrower of such payment and, if such payment was made pursuant to an incorrect or illegal assessment, shall reasonably cooperate with such Borrower, at the expense of such Borrower, in any dispute of such assessment.  Payment pursuant to this indemnification shall be made within 30 days from the date an Agent or the Lender, as the case may be, makes written demand therefor.

(c)                                  All obligations provided for in this Section 3.18 shall survive any termination of the Credit Facility or this Agreement and shall not be reduced or impaired by any investigation made by or on behalf of the Agents or any of the Lenders.

(d)                                 The Borrowers represent and warrant that the transactions contemplated herein are not for the purpose of avoidance of United States withholding taxes.

(e)                                  If (A) any Lender shall become aware that it is entitled to receive a refund, credit or allowance in respect of Taxes as to which it has been indemnified by a Borrower or with respect to which a Borrower has paid additional amounts or (B) a Borrower shall become aware that a Lender is entitled to receive a refund, credit or allowance in respect of Taxes as to which it has been indemnified by a Borrower or with respect to which a Borrower has paid additional amounts, and such refund, credit or allowance is clearly identifiable and attributable to such Borrower and a payment made in respect of this Section 3.18, such Lender shall (in the case of item (A)) promptly notify such Borrower of the availability of such refund, credit or allowance and such Lender shall also, within 30 days after receipt of a request for such by the Borrower (whether as a result of notification that it has made of such to the Borrower or otherwise), make a claim to such Governmental Body for such refund, credit or allowance if (i) such Borrower has agreed in writing to pay all of such Lender’s costs and expenses relating to such claim and (ii) such Lender has determined that it would not be disadvantaged or prejudiced as a result of such claim (it being understood that the mere existence of fees, charges, costs or expenses that a Borrower has offered to and agreed to pay on behalf of the Lender shall not be deemed to be a disadvantage to such Lender).  Upon a Lender receiving the aforesaid request, and in the event that the refund, credit or allowance in question is clearly identifiable and attributable to such Borrower and a payment made in respect of this Section 3.18, the Lender shall proceed to make a claim to such Governmental Body so as to seek such refund, credit or allowance.  Upon the receipt of any such refund, credit or allowance it shall, after deducting its costs and expenses relating to such claim, remit to the applicable Borrower such refund, credit or allowance.  If any Lender shall become aware that it has received a refund, credit or allowance on account of the Taxes as to which it has been indemnified by a Borrower, or with respect to which a Borrower has paid additional amounts, and such refund, credit or allowance is clearly attributable to and identifiable in respect of the indemnification paid by such Borrower pursuant to this Section 3.18, such Lender shall notify such Borrower of such refund, credit or allowance and shall, to the extent it can do so without prejudice to its ability to retain the amount of such refund, credit or allowance, pay over to such Borrower the amount of such refund, credit, allowance or remission net of its costs and expenses incurred in obtaining such refund, credit or allowance without interest (other than interest paid or credited by the relevant Governmental Body clearly attributable and identifiable in respect to such refund, credit or allowance).  If such Lender is subsequently advised of the requirement that it repay such refund, credit or allowance, the applicable Borrower shall return to such Lender any amount that it had received from such Lender.

(f)                                    Each Tranche A-2 Lender that is incorporated or organized under the laws of the United States of America or a state thereof agrees that, prior to the first date any payment is due to be made to it hereunder, it will deliver to the U.S. Borrowers and the Administrative Agent two completed copies of United States Internal Revenue Service Form W-9 certifying that such Lender is entitled to receive payments hereunder without deduction or withholding of any United States federal backup withholding tax.  Each Tranche A-2 Lender that is not incorporated or organized under the laws of the United States of America or a state thereof agrees that, prior to the first date any payment is due to be made to it hereunder, it will deliver to the U.S. Borrowers and the Administrative Agent two completed copies of United States Internal Revenue Service Form W-8BEN or W-8ECI or successor applicable form, as the case may be, certifying in each case that such Lender is entitled to receive payments by the U.S. Borrowers under this Agreement, either without deduction or withholding of any United States federal income taxes or that such Lender is subject to a reduced rate of US federal income tax withholding; provided, however, that any such Lender that is not the beneficial owner of a payment (as defined in Treasury Regulation Section 1.1441-1(c)(6)) and is unable to provide a Form W- 8BEN or W-8ECI shall provide the U.S. Borrowers and the Administrative Agent with an executed copy of IRS Form W-8IMY and all necessary attachments establishing that it is entitled to receive payments without deduction for or subject to a reduced rate of withholding of

U.S. federal income taxes.  For clarity and to the extent required by law, the Administrative Agent will deliver to the U.S. Borrowers, prior to the first date any payment is due to be made to it under Section 6.04, an executed copy of IRS Form W-8IMY and all necessary attachments establishing that it is entitled to receive payments without deduction for or subject to a reduced rate of withholding of U.S. Federal income taxes. Each Lender which delivers to the U.S. Borrowers and the Administrative Agent a Form W-8BEN, W-8ECI or W-8IMY pursuant to the preceding sentences further undertakes to deliver to the U.S. Borrowers and the Administrative Agent two further copies of the said Form W-8BEN or W-8EC1 or W-81MY, or successor applicable forms, or other manner or certification, as the case may be, on or before the date that any such form expires or becomes obsolete or otherwise is required to be resubmitted as a condition to obtaining an exemption from withholding tax, or after the occurrence of any event requiring a change in the most recent form previously delivered by it to the U.S. Borrowers, and such extensions or renewals thereof as may reasonably be requested by the U.S. Borrowers, in each case, certifying in the case of a Form W-8BEN or W-8ECI or W-8IMY or successor applicable form that such Lender is entitled to receive payments by the U.S. Borrowers under this Agreement without deduction or withholding of any United States federal income taxes or that such Lender is entitled to a reduced rate of U.S. federal income tax withholding unless any change in treaty, law or regulation or official interpretation thereof has occurred prior to the date on which any such delivery would otherwise be required which renders all such forms inapplicable or which would prevent such Lender from duly completing and delivering any such letter or form with respect to it.  The U.S. Borrowers shall not be required to pay any additional amounts to a Lender in respect of Taxes pursuant to Section 3.18(a) or (b) if the obligation to pay such additional amounts would not have arisen but for a failure by such Lender to comply with the requirements of this Section 3.18(f).

(g)                                 Each Lender shall, upon request by a Borrower, within a reasonable period of time after such request, deliver to such Borrower or the applicable governmental or taxing authority, as the case may be, any form or certificate or other document required in order that any payment by such Borrower under this Agreement to such Lender may be made free and clear of, and without deduction or withholding for or on account of any Taxes (including, but not limited to, any deduction or withholding pursuant to Section 1471 through 1474 of the Code) (or to allow any such deduction or withholding to be at a reduced rate) imposed on such payment, provided that such Lender is legally entitled to complete, execute and deliver such form or certificate or other document and in such Lender’s reasonable judgment such completion, execution or submission would not prejudice the legal position of such Lender or result in any cost to such Lender unless such cost was immediately reimbursed to such Lender or funds were deposited by such Borrower with such Lender to protect such Lender against potential costs as determined by such Lender, acting reasonably.  No Borrower shall be required to pay any additional amounts to a Lender in respect of Taxes pursuant to Section 3.18(a) if the obligation to pay such additional amounts would not have arisen but for a failure by such Lender to comply with the requirements of this Section 3.18(g).

(h)                                 If additional payments have been made to a Lender and such payments will continue to be payable to such Lender pursuant to this Section 3.18, at Magna’s option and request and subject to Magna’s agreeing to pay such existing Lender’s expenses (including any stamp taxes or duties associated with such assignment), such Lender shall assign all of its rights and obligations under the Agreement to one or more existing Lenders nominated by Magna (in consultation with the applicable Agent or Agents) that have agreed to assume such rights and obligations as evidenced by the execution of an assignment agreement in the form of Schedule I attached hereto.  In the event that the Lenders nominated by Magna are not willing to take an assignment of such Lenders rights and obligations, Magna shall be entitled to obtain one or more substitute lenders to obtain an assignment of such Lender’s rights and obligations and such Lender shall at Magna’s request, assign all of its rights and obligations under the agreement to such substitute lenders selected by Magna provided that (i) such assignment to one or more substitute lenders shall be subject, in each case, to the prior consent being obtained of the applicable L/C Issuing Lenders, the applicable Swingline Lenders and the Administrative Agent which consent shall be provided if the applicable substitute lender is an L/C Eligible New Lender and (ii) the execution by such substitute lenders along with all other applicable parties of an assignment agreement in the form attached as Schedule I hereto.  For certainty, the assigning Lender shall be paid in cash by the purchasing Lender of all amounts due and owing to it hereunder (unless the assigning Lender elects to agree to take a lesser amount).

3.19                        Conditions Relating to Freely Convertible Currencies

(a)                                  A Currency will constitute a Freely Convertible Currency in relation to an Advance if:

(i)                                     it is readily available in the amount required and freely convertible into Euros or U.S. dollars in the Relevant Interbank Market fifteen days prior to the proposed date of Advance and on the date that such Advance is to be made; and

(ii)                                  it has been approved by the applicable Agent (acting on the instructions of all the Lenders under such Tranche) on or prior to receipt by the applicable Agent of the relevant Borrowing Notice for the Advance.  For greater certainty, if a Lender fails to provide instructions to the Agent, such Lender shall be deemed to not have given its approval.

(b)                                 If an Agent has received a written request from a Borrower for a Currency to be approved under paragraph (a)(ii) above, such Agent will confirm to the applicable Borrower within 10 days:

(i)                                     whether or not the applicable Lenders have granted their approval; and

(ii)                                  if approval has been granted, the minimum amount (and, if required, integral multiples) for any subsequent Advance in that Currency.

The failure by an Agent to respond to such a request shall be deemed to be a denial by the applicable Lenders of such request.  In the event that such Currency has not been approved of by the applicable Lenders and the terms of Section 6.01(f) hereof have not been met, the applicable Borrower shall, if it so chooses, request an Advance in respect of a Currency permitted hereunder.

(c)                                  For purposes of an Asian Facility Agreement, an “Optional Currency” as the same may be designated from time to time under an Asian Facility Agreement shall constitute a Freely Convertible Currency.

3.20                       Asian Facility Agreements

The Asian Facility Agreements shall contain additional terms, conditions and provisions relating to Tranche C.  If and to the extent that:

(a)                                  there is any conflict between the terms provided for in an Asian Facility Agreement (other than the PRC Supplement) and the terms provided for in this Agreement, the terms provided for herein shall be paramount (i) unless such terms would be contrary to the law applicable to the relevant Borrower or relevant Lender or (ii) such Asian Facility Agreement expressly stipulates that such term is paramount to this Agreement; or

(b)                                 there is any conflict between the terms provided for in this Agreement and the terms provided for in the PRC Supplement, the terms provided for in the PRC Supplement shall be paramount (i) unless such terms would be contrary to the law applicable to the relevant Asian Borrower or the relevant Tranche C Lender or (ii) this Agreement expressly stipulates that such term is paramount to the PRC Supplement.

For greater certainty, the fact that this Agreement and an Asian Facility Agreement may have provisions addressing the same topic but such terms are not the same, shall not be construed to be a conflict.  A conflict shall be construed as a clause in this Agreement and a clause in an Asian Facility Agreement which are inconsistent when both are applied.

ARTICLE 4
BANKERS’ ACCEPTANCES

4.01                        Procedure Relating to Bankers’ Acceptances

Subject to the terms and conditions of this Agreement and specifically Section 4.02, the Tranche A-1 Lenders shall accept Bankers’ Acceptances of a Canadian Borrower on the following terms and conditions:

(a)                                  each Borrowing Notice with respect to a Bankers’ Acceptance shall be sent to the Administrative Agent and shall set out the proposed Borrowing Date, Rollover Date or Conversion Date, the BA Period with respect to such Bankers’ Acceptance (provided that the Maturity Date shall not be later than the Final Repayment Date), the face amount of the draft to be accepted by such Tranche A-1 Lender as determined in Section 4.01(b) and, if applicable, the account of the applicable Canadian Borrower at the Canadian Branch of Account to which such Tranche A-1 Lender’s Rateable Portion is to be credited by the Administrative Agent;

(b)                                 delivery by the applicable Canadian Borrower of a Borrowing Notice under Section 4.01(a) shall constitute the authorization by such Canadian Borrower to such Tranche A-1 Lender to release a draft drawn by such Canadian Borrower upon such Tranche A-1 Lender in a principal amount at maturity equal to such Tranche A-1 Lender’s Rateable Portion of the proposed Bankers’ Acceptance Loan on the Borrowing Date, Rollover Date or Conversion Date specified by such Canadian Borrower in its Borrowing Notice.  Such draft shall be properly drawn and executed by the applicable Canadian Borrower on such Tranche A-1 Lender’s standard form in effect at that time, provided that:

(i)                                     the principal amount at maturity of each draft of a Bankers’ Acceptance to be presented by such Canadian Borrower at any one time to a Tranche A-1 Lender shall be Cdn. $500,000 or an integral multiple of Cdn. $100,000 in excess thereof (if such draft is a bill of exchange) or shall be at least Cdn. $500,000 with integral multiples of Cdn. $1,000 (if such draft is a depository bill); if a draft that is a bill of exchange and that would otherwise be accepted by a Tranche A-1 Lender would not be Cdn. $500,000 or an integral multiple of Cdn. $100,000 in excess thereof, the face amount shall be rounded to the nearest integral multiple of Cdn. $100,000; if a draft that is a depository bill and that would otherwise be accepted by a Tranche A-1 Lender would not be Cdn. $500,000 or an integral multiple of Cdn. $1,000 in excess thereof, the face amount shall be rounded to the nearest integral multiple of Cdn. $1,000;

(ii)                                  each draft of a Bankers’ Acceptance delivered to the Tranche A-1 Lenders in respect of a single Borrowing Notice shall have an identical BA Period; and

(iii)                               the provisions of this Agreement, and not the provisions contained in any Tranche A-1 Lender’s standard form of agreement with respect to Bankers’ Acceptances, shall govern the relationship between such Canadian Borrower and the Tranche A-1 Lender;

(c)                                  the applicable Canadian Borrower shall provide for payment to the accepting Tranche A-1 Lenders of the face amount of each Bankers’ Acceptance at its maturity, either by payment of such amount or through an Advance, Conversion or Rollover hereunder or through a combination thereof; each Canadian Borrower hereby waives presentment for payment of Bankers’ Acceptances by the Tranche A-1 Lenders and any defence to payment of amounts due to a Tranche A-1 Lender in respect of a Bankers’ Acceptance which might exist by reason of such Bankers’ Acceptance being held at maturity by the Tranche A-1 Lender which accepted it and agrees not to claim from such Tranche A-1 Lender any days of grace for the payment at maturity of Bankers’ Acceptances;

(d)                                 upon acceptance of any draft by a Tranche A-1 Lender as a Bankers’ Acceptance and as provided in Section 6.06, the applicable Canadian Borrower shall pay to such Tranche A-1 Lender, in the manner set out in Section 4.01(e), the Acceptance Fee applicable to such Bankers’ Acceptance;

(e)                                  upon the fulfilment of all applicable conditions set out herein, each Tranche A-1 Lender shall accept the draft of the applicable Canadian Borrower as a Bankers’ Acceptance and shall on the Borrowing Date, Rollover Date or Conversion Date specified by such Canadian Borrower in the Borrowing Notice, credit the account of the Administrative Agent at the Canadian Branch of Account specified in the Borrowing Notice with an amount equal to the Discount Proceeds on such date, less the applicable Acceptance Fee, such that the full amount of the amounts so credited shall be made available to the applicable Canadian Borrower for value on the same date by the Administrative Agent;

(f)                                    each Tranche A-1 Lender may at any time or from time to time endorse in favour of a clearing house,  hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances purchased by it;

(g)                                 in the case of a Rollover of a Bankers’ Acceptance Loan or a portion thereof, each Tranche A-1 Lender accepting a Bankers’ Acceptance shall receive for its own account the Discount Proceeds applicable to the new Bankers’ Acceptance in order to satisfy the continuing liability of the applicable Canadian Borrower to the Tranche A-1 Lenders for the face amount of the maturing Bankers’ Acceptance, and the applicable Canadian Borrower shall on the Maturity Date of the maturing Bankers’ Acceptance pay to the Administrative Agent for the account of the Tranche A-1 Lenders rateably an amount equal to the difference between the face amount of the maturing Bankers’ Acceptance and the Discount Proceeds from the new Bankers’ Acceptance, together with the Acceptance Fee applicable to the new Bankers’ Acceptance;

(h)                                 in the case of a Conversion of another Loan into a Bankers’ Acceptance Loan, each Tranche A-1 Lender accepting a Bankers’ Acceptance Loan shall, in the case of a BA Rate Loan, receive proceeds in accordance with Section 4.02, and, in the case of Bankers’ Acceptances, receive for its account the Discount Proceeds applicable to the Bankers’ Acceptance in order to satisfy the liability of the applicable Canadian Borrower to the Tranche A-1 Lenders for the amount of the converted Loan, and such Canadian Borrower shall on the Conversion Date pay to the Administrative Agent for the account of the Tranche A-1 Lenders accepting Bankers’ Acceptances rateably an amount equal to the difference between the amount of the converted Loan and the Discount Proceeds from the Bankers’ Acceptance, together with the Acceptance Fee applicable to the Bankers’ Acceptance or, in the case of these Lenders making BA Rate Loans, the difference between the amount of the converted Loan and the proceeds from the BA Rate Loan issued pursuant to Section 4.02;

(i)                                     in the case of a Conversion of a Bankers’ Acceptance into another Loan, in order to satisfy the continuing liability of the applicable Canadian Borrower to the Tranche A-1 Lenders for an amount equal to the face amount of such Bankers’ Acceptance, the Administrative Agent shall record the Obligation of such Canadian Borrower to the Tranche A-1 Lenders as a Loan of the type into which the Obligation was converted;

(j)                                     upon the Obligations becoming due and payable pursuant to Section 10.02, the maximum amount of the contingent liability of the Tranche A-1 Lenders under all outstanding Bankers’ Acceptance Loans shall immediately become due and payable by the applicable Canadian Borrower to the Administrative Agent for the account of the Tranche A-1 Lenders notwithstanding that the Tranche A-1 Lenders have not at such date been required to make payment under any such Bankers’ Acceptance Loans.  Any such amount paid to the Administrative Agent on behalf of the Tranche A-1 Lenders shall be held by the Administrative Agent on behalf of the Tranche A-1 Lenders in a separate collateral account of such Canadian Borrower for set-off against future indebtedness owing by such Canadian Borrower to the Tranche A-1 Lenders in respect of such Bankers’ Acceptance Loans and, pending such application, any amounts paid to the Administrative Agent for the account of the Tranche A-1 Lenders shall bear interest at the rate then paid by such L/C Issuing Lender to other borrowers for similar type of deposits and such interest shall be for the benefit of the applicable Borrower;

(k)                                  neither Canadian Borrower shall enter into any agreement or arrangement of any kind with any Person to whom Bankers’ Acceptances have been delivered whereby a Canadian Borrower undertakes to replace such Bankers’ Acceptances on a continuing basis with other Bankers’ Acceptances, nor shall either Canadian Borrower directly or indirectly take, use or provide Bankers’ Acceptances as security for loans or advances from any other Person;

(l)                                     to facilitate the acceptance of Bankers’ Acceptances, each of the Canadian Borrowers shall from time to time as required provide to each Tranche A-1 Lender instruments duly endorsed in blank by authorized signatories of each Canadian Borrower, in quantities sufficient for the Tranche A-1 Lenders to fulfil their obligations hereunder.  Neither the Administrative Agent in its capacity as agent or as a Tranche A-1 Lender nor any other Tranche A-1 Lender shall be responsible or liable for the failure to accept a Bankers’ Acceptance if the cause of such failure is, in whole or in part, due to the failure of a Canadian Borrower to provide such  instruments to the Tranche A-1 Lenders on a timely basis nor shall the Administrative Agent in its capacity as agent or as a Tranche A-1 Lender nor any other Tranche A-1 Lender be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except a loss or improper use arising by reason of the negligence or wilful misconduct of the Administrative Agent or the Tranche A-1 Lender or any of their respective directors, officers, employees, affiliates or agents.  In case any authorized signatory of a Canadian Borrower whose signature shall appear on any draft shall cease to have such authority before the acceptance of such draft, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such acceptance;

(m)                               any Bankers’ Acceptance may, at the option of a Canadian Borrower, be executed in advance by or on behalf of such Canadian Borrower (as otherwise provided herein), by mechanically reproduced or facsimile signatures of any two officers of such Canadian Borrower who are properly so designated and authorized by such Canadian Borrower from time to time; any Bankers’ Acceptance so executed and delivered by such Canadian Borrower to the Tranche A-1 Lenders shall be valid and shall bind such Canadian Borrower and may be dealt with by the Tranche A-1 Lenders to all intents and purposes as if the Bankers’ Acceptance had been signed in the executing officers’ own handwriting;

(n)                                 each Canadian Borrower shall notify the Tranche A-1 Lenders as to those officers whose signatures may be reproduced and used to execute Bankers’ Acceptances in the manner provided in Section 4.01(m); Bankers’ Acceptances with the mechanically reproduced or facsimile signatures of designated officers may be used by the Tranche A-1 Lenders and shall continue to be valid, notwithstanding the death, termination of employment or termination of authorization of either or both of such officers or any other circumstance;

(o)                                 each Canadian Borrower hereby indemnifies and agrees to hold harmless the Tranche A-1 Lenders against and from all losses, damages, expenses and other liabilities caused by or attributable to the use of the mechanically reproduced or facsimile signature instead of the original signature of an authorized officer of a Canadian Borrower on a Bankers’ Acceptance prepared, executed, issued and accepted pursuant to this Agreement, except to the extent determined by a court of competent jurisdiction to be due to the negligence or wilful misconduct of the Tranche A-1 Lenders or any of their respective officers or employees;

(p)                                 each of the Tranche A-1 Lenders agrees that, in respect of the safekeeping of executed drafts of the Canadian Borrowers which are delivered to it for acceptance hereunder, it shall exercise the same degree of care which it gives to its own property, provided that it shall not be deemed to be an insurer thereof; and

(q)                                 all Bankers’ Acceptances to be accepted by a particular Tranche A-1 Lender shall, at the option of such Tranche A-1 Lender, be issued in the form of depository bills made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada).

4.02                        BA Rate Loans

If, in the sole judgement of a Tranche A-1 Lender, such Tranche A-1 Lender is unable to issue Bankers’ Acceptances in accordance with this Agreement, such Tranche A-1 Lender shall give an irrevocable notice to such effect to the Administrative Agent and the applicable Canadian Borrower prior to 10:00 a.m. (Toronto time) on the applicable Borrowing Date, Conversion Date or Rollover Date, as the case may be, and shall make available to such Canadian Borrower prior to 11:00 a.m. (Toronto time) on such date a Canadian dollar loan (a “BA Rate Loan”) in the principal amount equal to such Tranche A-1 Lender’s Rateable Portion of such Bankers’ Acceptance Loan, such BA Rate Loan to be funded in the same manner as a Loan is funded pursuant to Sections 3.01, 3.03 and 3.07.  Additionally, any Tranche A-1 Lender may provide notice to the Administrative Agent that it is unable to issue Bankers’ Acceptances and such notice shall remain operative until such time that written notice to the contrary is delivered by such Tranche A-1 Lender to the Administrative Agent.  Such BA Rate Loan shall have the same term as the Bankers’ Acceptances for which it is a substitute and shall bear such rate of interest per annum throughout the term thereof as shall permit such Tranche A-1 Lender to obtain the same effective rate as if such Tranche A-1 Lender had accepted and purchased a Bankers’ Acceptance at the same Acceptance Fee and Discount Proceeds at which a Schedule I Lender would have accepted and purchased such Bankers’ Acceptance (if such Tranche A-1 Lender is a Schedule I Lender or is neither a Schedule I Lender nor a Non-Schedule I Lender) or at which a Non-Schedule I Lender would have accepted and purchased such Bankers’ Acceptance (if such Tranche A-1 Lender is a Non-Schedule I Lender) at approximately 10:00 a.m. (Toronto time) on the date such BA Rate Loan is made, on the basis that, and the Canadian Borrowers hereby agree that, for such a BA Rate Loan, interest shall be payable in advance on the date of the Advance, Conversion or Rollover, as the case may be, by the Tranche A-1 Lender deducting the interest payable in respect thereof from the principal amount of such BA Rate Loan.  All BA Rate Loans to be made by a particular Tranche A-1 Lender shall, at the option of such Tranche A-1 Lender, be evidenced by a promissory note in the form of a depository note made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada) or, alternatively, in accordance with the terms of Section 3.17.  All references herein to Loans and Bankers’ Acceptance Loans shall include BA Rate Loans with the appropriate modifications to such references.

4.03                        Power of Attorney

(a)                                  Each of the Canadian Borrowers hereby appoints each Tranche A-1 Lender, acting by any authorized signing officer of such Tranche A-1 Lender, the attorney of each of the Canadian Borrowers:

(i)                                     to sign for and on behalf and in the name of each of the Canadian Borrowers as drawer and, if applicable, as endorser, drafts (“Drafts”) drawn on such Lender and payable to or to the order of CDS & Co. (or other nominee name of The Canadian Depository for Securities Limited) or payable to or to the order of each of the Canadian Borrowers, as applicable; and

(ii)                                  to fill in the amount, date and maturity date of such Drafts;

provided that such acts in each case are to be undertaken by such Tranche A-1 Lender in accordance with instructions given to such Tranche A-1 Lender by the applicable Canadian Borrower as provided in the relevant Borrowing Notice.  The signatures of any authorized signatory of such Tranche A-1 Lender may be mechanically or electronically reproduced in facsimile on Drafts in accordance herewith and such facsimile signatures shall be binding and effective as if they had been manually executed by such authorized signatory of such Tranche A-1 Lender.

(b)                                 The communication in writing by a Canadian Borrower to the Administrative Agent relating to Bankers’ Acceptance advances, conversions or rollovers shall constitute (i) the authorization and instruction of such Canadian Borrower to each Tranche A-1 Lender to complete and endorse Drafts in accordance with such information as set out above and (ii) the request of such Canadian Borrower to each Tranche A-1 Lender to accept such Drafts and deliver the same against payment as set out in the instructions.  Each of the Canadian Borrowers acknowledges that each Tranche A-1 Lender shall not be obligated to accept any such Drafts except in accordance with the provisions of this Agreement.  Each Tranche A-1 Lender shall be and is hereby authorized to act on behalf of each Canadian Borrower upon and in compliance with instructions communicated to such Tranche A-1 Lender as provided herein if such Tranche A-1 Lender reasonably believes them to be genuine.

(c)                                  Each of the Canadian Borrowers agrees to indemnify each Tranche A-1 Lender and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, reasonable expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby, provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the negligence or wilful misconduct of such Tranche A-1 Lender or any of its directors, officers, employees, affiliates or agents or for such Tranche A-1 Lender or its directors, officers, employees, affiliates or agents failing to use the same standard of care in the custody of such Drafts as such Tranche A-1 Lender uses in the custody of its own property of a similar nature.

(d)                                 This power of attorney may be revoked with respect to all but not less than all Tranche A-1 Lenders at any time upon not less than 5 Banking Days’ written notice served upon the Administrative Agent, provided that no such revocation shall reduce, limit or otherwise affect the obligations of the Canadian Borrowers in respect of any Draft executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

ARTICLE 5
LETTERS OF CREDIT

5.01                        Procedures Relating to Letters of Credit

(a)                                  Each Borrowing Notice with respect to a Letter of Credit shall be sent to the applicable Agent (except in the case of the Mexican Borrower which shall be sent to the applicable L/C Issuing Mexican Lender) and such Borrowing Notice shall set out the proposed Borrowing Date, the amount and Currency of such Letter of Credit, whether such Letter of Credit is to be a standby letter of credit or a letter of guarantee, the beneficiary thereof and the expiration date thereof.  Any Borrower may request that Letters of Credit be issued on behalf of any of its Subsidiaries so long as such Borrower remains obligated for the reimbursement of any drawings under such Letters of Credit under the terms of this Agreement.

(b)                                 Each Letter of Credit issued on behalf of a Canadian Borrower shall be issued by the L/C Issuing Canadian Lender for the account of each Tranche A-1 Lender, each Letter of Credit issued on behalf of a U.S. Borrower shall be issued by the applicable L/C Issuing U.S. Lender for the account of each Tranche A-2 Lender and each Letter of Credit issued on behalf of a European Borrower shall be issued by a L/C Issuing European Lender for the account of each Tranche A-3 Lender, in each case in accordance with its respective Rateable Portion thereof.  Each Letter of Credit issued on behalf of a Mexican Borrower shall be issued by an L/C Issuing Mexican Lender for its own account.  The Mexican Borrowers shall endeavour to ensure that the outstanding Letters of Credit are issued on a pro rata basis equal to the respective Commitments under Tranche B of each L/C Issuing Mexican Lender.

(c)                                  At no time shall the aggregate amount of all Letters of Credit outstanding under the Credit Facility (including, for greater certainty, those issued pursuant to the Asian Facility Agreements) exceed the U.S. Dollar Equivalent of $600,000,000 and the Borrowers may have outstanding Letters of Credit in the aggregate amount not to exceed $300,000,000 whose term exceeds one year.  Letters of Credit issued by a L/C Issuing Mexican Lender shall not have a term that exceeds 365 days and the aggregate face amount of all Letters of Credit issued by an L/C Issuing Mexican Lender along with all other Advances by such Lender pursuant to Tranche B shall not exceed its Commitments under Tranche B.

(d)                                 If Letters of Credit are outstanding on the Final Repayment Date, the applicable Borrowers shall provide in a separate collateral account in favour of the applicable L/C Issuing Lender or L/C Issuing Lenders, to be applied to satisfy the obligations of the applicable Borrowers with respect to such Letters of Credit, cash collateral in an amount equal to the face amount of all Letters of Credit that are outstanding on the Final Repayment Date.  Such amounts shall be held by the applicable L/C Issuing Lender in trust for the account of the applicable Borrower and shall bear interest at the rate then paid by such L/C Issuing Lender to other borrowers for similar type of deposits and such interest shall be for the benefit of the applicable Borrower.

5.02                        Reimbursement

(a)                                  Each of the Canadian Borrowers, the U.S. Borrowers, the European Borrowers and the Mexican Borrowers, as applicable, unconditionally and irrevocably authorize the L/C Issuing Canadian Lender on behalf of the Tranche A-1 Lenders rateably, the applicable L/C Issuing U.S. Lender on behalf of the Tranche A-2 Lenders rateably, the L/C Issuing European Lenders on behalf of the Tranche A-3 Lenders rateably and the L/C Issuing Mexican Lender on behalf of the applicable Tranche B Lender, respectively, to pay the amount of any demand made on the L/C Issuing Canadian Lender, the L/C Issuing U.S. Lender, the L/C Issuing European Lenders or the L/C Issuing Mexican Lenders, as the case may be, under and in accordance with the terms of any Letter of Credit on demand without requiring proof of a Canadian Borrower’s, a U.S. Borrower’s, a European Borrower’s or a Mexican Borrower’s agreement, as the case may be, that the amount so demanded was due and notwithstanding that such Canadian Borrower, such U.S. Borrower, such European Borrower or such Mexican Borrower may dispute the validity of any such demand or payment.

(b)                                 Each of the Canadian Borrowers, the U.S. Borrowers, the European Borrowers and the Mexican Borrowers, as applicable, shall reimburse the L/C Issuing Canadian Lender, the L/C Issuing U.S. Lender, the L/C Issuing European Lenders and the L/C Issuing Mexican Lenders, respectively, on demand for the rateable account of the Tranche A-1 Lenders, the Tranche A-2 Lenders, the Tranche A-3 Lenders or the Tranche B Lenders, as the case may be, for any amounts paid by them from time to time as contemplated by Section 5.02(a) and, without limiting the foregoing, each of the Canadian Borrowers, the U.S. Borrowers, the European Borrowers and the Mexican Borrowers, as applicable, shall indemnify and save the L/C Issuing Canadian Lender, the L/C Issuing U.S. Lender, the L/C Issuing European Lenders and the L/C Issuing Mexican Lenders, respectively, harmless on demand from and against any and all other losses, reasonable costs, damages, reasonable expenses, claims, demands or liabilities which it may suffer or incur arising in any manner whatsoever in connection with the making of any such payments (including, without limitation, in connection with proceedings to restrain the L/C Issuing Canadian Lender, the L/C Issuing U.S. Lender, the L/C Issuing European Lenders or the L/C Issuing Mexican Lenders from making, or to compel the L/C Issuing Canadian Lender, the L/C Issuing U.S. Lender, the L/C Issuing European Lenders or the L/C Issuing Mexican Lender to make, any such payment), except to the extent that such losses, costs, damages, expenses, claims, demands or liabilities arose on account of the negligence or wilful misconduct of the L/C Issuing Canadian Lender, the L/C Issuing U.S. Lender, the L/C Issuing European Lenders or the L/C Issuing Mexican Lenders or any of their respective directors, officers, employees, affiliates or agents.

5.03                        Lenders Not Liable

(a)                                  Neither the L/C Issuing Lenders nor any other Lender shall have any responsibility or liability for, or duty to inquire into, the authorization, execution, signature, endorsement, correctness, genuineness or legal effect of any certificate or other document presented to an L/C Issuing Lender pursuant to any Letter of Credit and each of the Canadian Borrowers, the U.S. Borrowers, the European Borrowers and the Mexican Borrowers, as the case may be, fully and unconditionally assume all risks with respect to the same and, without limiting the generality of the foregoing, all risks of the acts or omissions of any beneficiary of any Letter of Credit with respect to the use by any beneficiary of any Letter of Credit.  Neither the L/C Issuing Lenders nor any other Lender shall be responsible:

(i)                                     for the validity of certificates or other documents delivered under or in connection with any Letter of Credit that appear on their face to be in order, even if such certificates or other documents should in fact prove to be invalid, fraudulent or forged;

(ii)                                  for errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, cable, telegraph, telefax or otherwise, whether or not they are in code;

(iii)                               for errors in translation or for errors in interpretation of technical terms or for errors in the calculation of amounts demanded under any Letter of Credit;

(iv)                              for any failure or inability of an L/C Issuing Lender or any other Person to make payment under any Letter of Credit as a result of any Applicable Law or by reason of any control or restriction rightfully or wrongfully exercised by any Person asserting or exercising governmental or paramount powers; or

(v)                                 for any other consequences arising in respect of a failure by an L/C Issuing Lender to honour a Letter of Credit due to causes beyond the control of such L/C Issuing Lender;

and none of the above shall affect or impair any of the rights or powers of the Lenders hereunder or the obligations of the Borrowers under Section 5.02(b).  In furtherance and not in limitation of the foregoing provisions, it is agreed that any payment made by the L/C Issuing Canadian Lender, the L/C Issuing U.S. Lender, the L/C Issuing European Lender or the L/C Issuing Mexican Lenders in good faith under and in accordance with the terms of a Letter of Credit shall be binding upon each of the Canadian Borrowers, the U.S. Borrowers, the European Borrowers and the Mexican Borrowers, respectively, and shall not result in any liability of the L/C Issuing Canadian Lender, the L/C Issuing U.S. Lender, the L/C Issuing European Lender, the L/C Issuing Mexican Lenders or any other

Lenders to the Canadian Borrowers, the U.S. Borrowers, the European Borrowers or the Mexican Borrowers respectively, and shall not lessen the obligations of the Canadian Borrowers, the U.S. Borrowers, the European Borrowers or the Mexican Borrowers under Section 5.02(b).

(b)                                 Notwithstanding the provisions of this Section 5.03, none of the Canadian Borrowers, the European Borrowers, the U.S. Borrowers or the Mexican Borrowers shall be responsible for, and none of the L/C Issuing Lenders or any other Lender shall be relieved of responsibility for, any wilful misconduct or negligence of or by the L/C Issuing Lenders or any other Lender or any of their respective directors, officers, employees, affiliates or agents.

5.04                        Fees

(a)                                  The Canadian Borrowers shall pay to the Tranche A-1 Lenders, the U.S. Borrowers shall pay to the Tranche A-2 Lenders, the European Borrowers shall pay to the Tranche A-3 Lenders and the Mexican Borrowers shall pay to the Tranche B Lenders an issuance fee each Fiscal Quarter in arrears for each Letter of Credit outstanding during such Fiscal Quarter calculated at a rate per annum equal to the Applicable Margin on the undrawn face amount of each such Letter of Credit for the number of days which such Letter of Credit was outstanding during such Fiscal Quarter (based on a year of 365 or 366 days, as applicable); provided that the minimum issuance fee for each Letter of Credit shall be Cdn. $250 for Letters of Credit denominated in Canadian dollars, U.S. $250 for Letters of Credit denominated in U.S. dollars, Euros 250 for Letters of Credit denominated in Euros, £250 for Letters of Credit denominated in £, U.S. $250 for Letters of Credit denominated in Pesos and such other minimums designated by the Agents for Letters of Credit denominated in other Freely Convertible Currencies.  In addition, with respect to all Letters of Credit, the Canadian Borrowers shall from time to time pay to the L/C Issuing Canadian Lender, the U.S. Borrowers shall from time to time pay to the applicable L/C Issuing U.S. Lender, the European Borrowers shall pay to the L/C Issuing European Lenders and the Mexican Borrowers shall pay to the L/C Issuing Mexican Lenders its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters of Credit.  For greater certainty, the fees referenced herein shall not be payable in advance but shall be payable in arrears on the last Banking Day of each Fiscal Quarter.

(b)                                 The applicable Canadian Borrower shall pay to the L/C Issuing Canadian Lender, the applicable U.S. Borrower shall pay to the L/C Issuing U.S. Lender and the applicable European Borrower shall pay to the applicable L/C Issuing European Lender, as applicable, a fee each Fiscal Quarter in arrears for each Letter of Credit outstanding during such Fiscal Quarter, calculated at a rate of [***] per annum on the undrawn face amount of each such Letter of Credit for the number of days which such Letter of Credit was outstanding during such Fiscal Quarter (based on a year of 365 or 366 days, as applicable).  Such fees shall be payable on the last Banking Day of each Fiscal Quarter.

5.05                        Overdue Amounts

Without limiting any other provision of this Agreement, if a Canadian Borrower shall fail to reimburse the L/C Issuing Canadian Lender in respect of any payments made by the L/C Issuing Canadian Lender under a Letter of Credit, if a U.S. Borrower shall fail to reimburse the L/C Issuing U.S. Lender in respect of any payments made by such L/C Issuing U.S. Lender under a Letter of Credit, if a European Borrower shall fail to reimburse a L/C Issuing European Lender in respect of any payments made by such L/C Issuing European Lender under a Letter of Credit or if a Mexican Borrower shall fail to reimburse a L/C Issuing Mexican Lender in respect of any payments made by such L/C Issuing Mexican Lender under a Letter of Credit, in each case as contemplated in Section 5.02(b), the L/C Issuing Canadian Lender, the L/C Issuing U.S. Lender, the L/C Issuing European Lenders or the L/C Issuing Mexican Lenders, as the case may be, may at any time thereafter notify the applicable Agent which will in turn notify the other Tranche A-1 Lenders, Tranche A-2 Lenders, Tranche A-3 Lenders or the Tranche B Lenders, respectively, of such failure and such notification shall be deemed to have been delivery of a Borrowing Notice in the amount and Currency (which, in the case of a Letter of Credit issued by the L/C Issuing Canadian Lender and the L/C Issuing U.S. Lender in £, shall be U.S. dollars calculated on the Exchange Equivalent and, in the case of a Letter of Credit issued by the L/C Issuing U.S. Lender in Canadian dollars, shall be U.S. dollars calculated on the Exchange Equivalent) of such payments on and subject to the terms hereof, each other Tranche A-1 Lender, Tranche A-2 Lender, Tranche A-3 Lender or Tranche B Lender, as the case may be, shall forthwith credit the account of the applicable Agent which will in turn credit the Canadian Branch of Account, the U.S. Branch of Account, the European Branch of Account or the Mexican Branch of Account of the L/C Issuing Canadian Lender, the L/C Issuing U.S. Lender, the L/C Issuing European Lenders or the L/C Issuing Mexican Lenders, as the case may be, with such Lender’s Rateable Portion of such payments, the amount of such payments shall be deemed to constitute a Prime Rate Loan (if such payments were made by the L/C Issuing Canadian Lender in Canadian dollars), a Base Rate Canada Loan (if such payments were made by the L/C Issuing Canadian Lender in U.S. dollars or Euros), a U.S. Base Rate Loan (if such payments were made by the L/C Issuing U.S. Lender) or a Libor Loan with a one month Interest Period (if such payments were made by the L/C Issuing European Lenders or the L/C Issuing Mexican Lenders) made by the Tranche A-1 Lenders, Tranche A-2 Lenders, Tranche A-3 Lenders or Tranche B Lenders (as applicable) and which is outstanding, and, without limiting the terms and conditions applicable to such Prime Rate Loan, Base Rate Canada Loan, U.S. Base Rate Loan or Libor Loan, shall be due and payable when such Prime Rate Loan, Base Rate Canada Loan, U.S. Base Rate Loan or Libor Loan is due and payable in accordance with the provisions hereof.  For greater certainty, the obligations in this Section 5.05 shall continue as obligations of the Persons who were relevant Tranche A-1 Lenders, Tranche A-2 Lenders, Tranche A-3 Lenders or Tranche B Lenders at the time each such Letter of Credit was issued notwithstanding that such Lender may assign its rights and obligations hereunder, unless the relevant L/C Issuing Lender specifically releases such Lender from such obligations in writing or consents in writing to such assignment pursuant to Section 12.07(b).  Notwithstanding the foregoing and for certainty, a Tranche B Lender shall only be responsible to fund drawn Letters of Credit that it has issued.

5.06                        Acceleration

Upon the Administrative Agent making a declaration under Section 10.02, the amount of the contingent liability of the Lenders under any Letter of Credit which is then outstanding shall immediately become due and payable notwithstanding that no L/C Issuing Lender has at such date been required to make payment under any such Letter of Credit.  Any such amount paid to an L/C Issuing Lender shall be held by such L/C Issuing Lender in trust in a separate collateral account of the L/C Issuing Lender to be applied to satisfy the obligations of the applicable Canadian Borrower, the applicable U.S. Borrower, the applicable European Borrower, the applicable Mexican Borrower or the applicable Asian Borrower, as the case may be, under Section 5.02(b) (or, as the case may be, the applicable Asian Facility Agreement(s)) with respect to such Letter of Credit if and when it is drawn down.  All collateral accounts shall bear interest at the rate then paid by such L/C Issuing Lender on interest-bearing current accounts with comparable balances and such interest shall be for the benefit of the applicable Canadian Borrower, the applicable U.S. Borrower, the applicable European Borrower, the applicable Mexican Borrower or the applicable Asian Borrower, as applicable.

5.07                        Conflict

(a)                                  Each Letter of Credit shall be subject to the applicable L/C Issuing Lender’s customary letter of credit terms and procedures from time to time in effect, as applicable.  The Borrowers shall execute and deliver such standard form indemnities and other assurances as the L/C Issuing Lenders may reasonably require from time to time with respect to Letters of Credit.  A Letter of Credit shall in no event contain provisions requiring the L/C Issuing Lender to satisfy itself, prior to payment thereunder, as to any conditions for a drawing thereunder other than the presentation of prescribed documents.  If the provisions set forth in the L/C Issuing Lender’s customary letter of credit documentation set forth terms of availability or cross-collateralization of security beyond or inconsistent with that set forth herein, the provisions of this Agreement in respect thereof shall prevail.

(b)                                 Unless otherwise expressly agreed by the L/C Issuing Lender, the International Standby Practices 1998 (“ISP98”), the Uniform Customs and Practice of Documentary Credits, ICC Publ. 600 (“UCP600”), or the Uniform Rules for Demand Guarantees, ICC Publ. 758 (“URDG758”), as applicable, shall in all respects apply to each Letter of Credit and shall be deemed for such purpose to be a part hereof as if fully incorporated herein.  In the event of any conflict between the ISP98, the UCP600 or the URDG758, as applicable, and the laws of any jurisdiction specified in the relevant Letter of Credit, the ISP98, the UCP600 or the URDG758, as applicable, shall (to the fullest extent permitted by law) prevail to the extent necessary to remove the conflict.

5.08                        Letters of Credit Subject to an Order

Each Borrower shall pay to the relevant L/C Issuing Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter of Credit which becomes the subject of any Order if the effect of such Order is to extend the expiration date of such Letter of Credit beyond the Final Repayment Date or to delay payment by the L/C Issuing Lender thereunder beyond the Final Repayment Date.  Payment in respect of each such Letter of Credit shall be due on the Final Repayment Date and shall be held by the relevant L/C Issuing Lender in trust in a separate collateral account of a Canadian Borrower, a U.S. Borrower, a European Borrower or a Mexican Borrower, as the case may be, to be applied to satisfy the obligations of such Canadian Borrower, such U.S. Borrower, such European Borrower or such Mexican Borrower, as the case may be, under Section 5.02(b) with respect to such Letter of Credit if and when it is drawn down.  All collateral accounts shall bear interest at the rate then paid by such L/C Issuing Lender on interest-bearing current accounts with comparable balances and such interest shall be for the account of the applicable Borrower.

5.09                        Refund of Overpayments

With respect to each Letter of Credit for which the relevant L/C Issuing Lender has been paid all of its contingent liability pursuant hereto, such L/C Issuing Lender agrees to pay to the relevant Borrower, upon the earliest of:

(a)                                  the date on which either the original counterpart of such Letter of Credit is returned to such L/C Issuing Lender for cancellation or such L/C Issuing Lender is released by the beneficiary thereof from any further obligations in respect of such Letter of Credit;

(b)                                 the expiry of such Letter of Credit; and

(c)                                  the date on which such L/C Issuing Lender is permanently enjoined by a court of competent jurisdiction from honouring such Letter of Credit pursuant to a final Order;

an amount equal to any excess of the amount received by such L/C Issuing Lender hereunder in respect of its contingent liability under such Letter of Credit over the total of amounts applied to reimburse such L/C Issuing Lender for amounts paid by it under or in connection with such Letter of Credit (such L/C Issuing Lender having the right to so appropriate such funds) together with any interest earned on such funds deposited with such L/C Issuing Lender as contemplated by Section 5.01(d).

5.10                        Renewal of a Letter of Credit

(a)                                  A Borrower may request that, prior to the Final Repayment Date, any Letter of Credit issued on behalf of that Borrower be renewed (or in the case of Mexico, the amendment and extension of its expiry date) by delivery to the applicable Agent of a Borrowing Notice (other than in the case of a Mexican Borrower which request shall be delivered to the applicable L/C Issuing Mexican Lender).

(b)                                 The terms of each renewed (or in the case of Mexico, amended and extended) Letter of Credit shall be the same as those of the relevant Letter of Credit immediately prior to its renewal (or in the case of Mexico, amendment and extension of its expiry date), except that:

(i)                                     its amount may be greater than or less than the amount of the Letter of Credit immediately prior to its renewal (or in the case of Mexico, the amendment and extension of its expiry date); and

(ii)                                  its term shall start on the date which was the expiry date of the Letter of Credit immediately prior to its renewal (or in the case of Mexico, the amendment and extension of its expiry date), and shall end on the proposed expiry date specified in the Borrowing Notice.

(c)                                  If the conditions set out in this Agreement have been met, the applicable L/C Issuing Lender shall amend or re-issue any Letter of Credit pursuant to a Borrowing Notice.

5.11                        Indemnities

(a)                                  Each applicable Lender under Tranche A-1, Tranche A-2 and Tranche A-3 shall (according to its Rateable Portion) immediately on demand indemnify an L/C Issuing Lender against any cost, loss or liability incurred by such L/C Issuing Lender (otherwise than by reason of the L/C Issuing Lender’s gross negligence or wilful misconduct) in acting as the L/C Issuing Lender under any Letter of Credit (unless the L/C Issuing Lender has been reimbursed by a Borrower pursuant to a Loan Document).

(b)                                 The obligations of each Lender under this Section 5.11 are continuing obligations and will extend to the ultimate balance of sums payable by such Lender in respect of any Letter of Credit, regardless of any intermediate payment or discharge in whole or in part.

(c)                                  The obligations of any Lender under this Section 5.11 will not be affected by any act, omission, matter or thing which, but for this Section 5.11, would reduce, release or prejudice any of its obligations under this Section 5.11.

5.12                        Asian Facility Agreements

Any Letter of Credit issued at the request of an Asian Borrower shall be issued pursuant to and in accordance with the terms provided for in the applicable Asian Facility Agreement and the provisions of Sections 5.01 (other than Section 5.01(c)) to 5.05 and 5.07 to 5.11 shall not apply with respect to such Letter of Credit.

5.13                        Existing Letters of Credit

(1)                                  The Tranche A-1 Lenders and each of the Canadian Borrowers agrees that the Tranche A-1 Existing L/Cs shall be deemed to be Advances under this Agreement and shall thereafter be subject to the terms and conditions contained in this Agreement.

(2)                                  The Tranche A-2 Lenders and Magna America agrees that the Tranche A-2 Existing L/Cs shall be deemed to be Advances under this Agreement and shall thereafter be subject to the terms and conditions contained in this Agreement

(3)                                  The Tranche A-3 Lenders and Magna Europe agrees that the Tranche A-3 Existing L/Cs shall be deemed to be Advances under this Agreement and shall thereafter be subject to the terms and conditions contained in this Agreement.

5.14                        Affiliates

An Affiliate of an L/C Issuing European Lender shall be entitled to issue Letters of Credit to the European Borrowers which Letters of Credit shall be deemed to be issued for all purposes herein by such L/C Issuing European Lender hereunder so long as notice of such has been provided to the European Agent by an L/C Issuing European Lender on or prior to the issuance of such Letter of Credit.  Any such Letter of Credit shall constitute a Letter of Credit for all purposes hereunder as if issued by a L/C Issuing European Lender.

ARTICLE 6
INTEREST AND FEES

6.01                        Interest Rates

(a)                                  Each Canadian Borrower hereby promises to pay to the Tranche A-1 Lenders interest on the outstanding principal amount from time to time of each Loan (other than BA Rate Loans) to such Canadian Borrower under Tranche A-1 at the rate per annum equal to:

(i)                                     the Prime Rate plus the Applicable Margin in the case of each Prime Rate Loan;

(ii)                                  the Base Rate Canada plus the Applicable Margin in the case of each Base Rate Canada Loan; and

(iii)                               Libor plus the Applicable Margin from time to time in the case of each Libor Loan.

(b)                                 Each U.S. Borrower hereby promises to pay to the Tranche A-2 Lenders interest on the outstanding principal amount from time to time of each Loan to such U.S. Borrower under Tranche A-2 at the rate per annum equal to:

(i)                                     the U.S. Base Rate plus the Applicable Margin in the case of each U.S. Base Rate Loan; and

(ii)                                  Libor (Reserve Adjusted) plus the Applicable Margin from time to time in the case of each Libor Loan.

(c)                                  Each European Borrower hereby promises to pay to the Tranche A-3 Lenders interest on the outstanding principal amount from time to time of each Loan to such European Borrower under Tranche A-3 at the rate per annum equal to Libor plus the Applicable Margin plus Mandatory Costs in the case of each Libor Loan.

(d)                                 Each European Borrower hereby promises to pay to the European Swingline Lender interest on the outstanding principal amount from time to time of each European Swingline Loan to such European Borrower at the rate per annum equal to the rate charged by the European Swingline Lender for deposits of Euros/U.S. dollars/£ plus the Applicable Margin.

(e)                                  Each Mexican Borrower hereby promises to pay to the Mexican Swingline Lenders interest on the outstanding principal amount from time to time of each Mexican Swingline Loan to such Mexican Borrower under Tranche B at the rate per annum equal to Libor plus the Applicable Margin plus 10 basis points in the case of each Libor Loan and at the rate per annum equal to the TIIE Rate plus the Applicable Margin plus 10 basis points in the case of each Peso Loan.

(f)                                    The Borrowers and the Lenders agree that should any Borrower request an Advance in a Freely Convertible Currency other than a Currency to which an interest rate is specified in this Section 6.01, the applicable Agent and the applicable Lenders shall, in consultation with the applicable Borrower, determine the applicable rate of interest and any and all other terms relative to such Advance in such Currency as may be required by the applicable Agent and applicable Lenders.  Any written agreement providing for the terms applicable to such an Advance and signed by the applicable Borrower, the applicable Agent and the applicable Lenders shall be effective as against such parties without the requirement of any further action.

(g)                                 Each Asian Borrower shall pay interest in accordance with and as provided for in the applicable Asian Facility Agreement.

6.02                        Calculation and Payment of Interest

(a)                                  Interest on Prime Rate Loans and Base Rate Canada Loans shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 days or 366 days in the case of a leap year and shall be calculated and payable in arrears on the 22nd day of each calendar month (or, if not a Banking Day, on the immediately preceding Banking Day).  For greater certainty, where the rate applicable to a Prime Rate Loan or a Base Rate Canada Loan is changed, interest shall be charged for the day on which such change is effective on the basis of the new rate.

(b)                                 Interest on U.S. Base Rate Loans shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 360 days and shall be calculated and payable in arrears on the 22nd day of each calendar month (or, if not a Banking Day, on the immediately preceding Banking Day).  For greater certainty, where the rate applicable to a U.S. Base Rate Loan is changed, interest shall be charged for the day on which such change is effective on the basis of the new rate.

(c)                                  Interest on Libor Loans and European Swingline Loans shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 360 days (and, if denominated in £, 365 days), and shall be calculated and payable in arrears (i) on the last day of the relevant Interest Period or the relevant European Swingline Period, as applicable, and (ii) if any Interest Period is longer than three months, on each day which is three months or a whole multiple thereof after the first day of such Interest Period and on the last day of such Interest Period.

(d)                                 Interest on Peso Loans shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 360 days and shall be calculated and payable in arrears on the 22nd day of each calendar month (or, if not a Banking Day, on the immediately preceding Banking Day).  For greater certainty, where the rate applicable to a Peso Loan is changed, interest shall be charged for the day on which such change is effective on the basis of the new rate.

(e)                                  Interest on Advances under Tranche C shall be calculated and payable in accordance with the terms provided for in the applicable Asian Facility Agreement.

6.03                        General Interest Rules

(a)                                  Interest on each Loan shall be payable in the Currency in which such Loan is denominated during the relevant period.

(b)                                 If a Borrower fails to pay any interest, fee or other amount of any nature payable by it to an Agent or any Lender hereunder (other than principal) on the due date therefor or under any other Loan Document on the due date therefor, such Borrower shall pay to such Agent or the relevant Lender interest on such overdue amount in the same Currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to:

(i)                                     the U.S. Base Rate plus the Applicable Margin plus 2% per annum in the case of overdue amounts denominated in U.S. dollars and owing by the applicable U.S. Borrower;

(ii)                                  the Base Rate Canada or the Prime Rate, respectively, plus the Applicable Margin plus 2% per annum in the case of overdue amounts denominated in U.S. dollars or Cdn. dollars, as the case may be, and owing by the applicable Canadian Borrower;

(iii)                               TIIE Rate plus 2% per annum in the case of overdue amounts denominated in Pesos and owing by a Mexican Borrower;

(iv)                              Libor (with a one month Interest Period) plus 2% per annum in the case of overdue amounts by a European Borrower (to the extent denominated in U.S. dollars);

(v)                                 Libor (with a one month Interest Period) plus 2% per annum in the case of overdue amounts by a Mexican Borrower (to the extent denominated in U.S. dollars)

(vi)                              in the case of amounts due pursuant to an Asian Facility Agreement, the default rate identified in such Asian Facility Agreement and, without duplication, in the case of overdue amounts under this Agreement and owing by an Asian Borrower, the rate of interest identified in the applicable Asian Facility Agreement plus 2% per annum; and

(vii)                           the Prime Rate plus the Applicable Margin plus 2% per annum in the case of all other overdue amounts.

Such interest on overdue amounts shall become due and be paid on demand by an Agent or the relevant Lender, as the case may be.

6.04                        Facility Fee/Commitment Fee

(a)                                  Upon the last Banking Day of each Fiscal Quarter, the Canadian Borrowers shall pay to the Administrative Agent for the benefit of the Tranche A-1 Lenders in accordance with their Rateable Portions, in arrears, a facility fee payable in U.S. dollars, calculated and accruing daily from the date of the execution and delivery of this Agreement at the rate per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, equal to the rate per annum shown opposite the applicable Credit Rating under the heading “Facility Fee” in the table in the definition of “Applicable Margin” (the “Applicable Facility Fee”) on the Tranche A-1 Commitment Amount during such period.

(b)                                 Upon the last Banking Day of each Fiscal Quarter, the U.S. Borrowers shall pay to the Administrative Agent for the benefit of the Tranche A-2 Lenders in accordance with their Rateable Portions, in arrears, a facility fee payable in U.S. dollars, calculated and accruing daily from the date of the execution and delivery of this Agreement at the rate per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, equal to the Applicable Facility Fee on the Tranche A-2 Commitment Amount during such period.

(c)                                  Upon the last Banking Day of each Fiscal Quarter, the European Borrowers shall pay to the European Agent for the benefit of the Tranche A-3 Lenders in accordance with their Rateable Portions, in arrears, a facility fee payable in U.S. dollars, calculated and accruing daily from the date of the execution and delivery of this Agreement at the rate per annum, calculated on the basis of a year of 365 days, or 366 days, as the case may be, equal to the Applicable Facility Fee on the Tranche A-3 Commitment Amount during such period.

(d)                                 Upon the last Banking Day of each Fiscal Quarter, the Mexican Borrowers shall pay to the Administrative Agent for the benefit of the Mexican Swingline Lenders in accordance with their Rateable Portions, in arrears, a facility fee payable in U.S. dollars, calculated and accruing daily from the date of the execution and delivery of this Agreement at the rate per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, equal to the Applicable Facility Fee on the Tranche B Commitment Amount during such period.  The Mexican Borrowers shall also pay, if applicable, to the Administrative Agent for the benefit of the Mexican Swingline Lenders any value added taxes that are payable in respect to such facility fee.

(e)                                  Upon the last Banking Day of each Fiscal Quarter, Magna Hong Kong shall pay to the Asian Agent for the benefit of the Tranche C Lenders in accordance with their Rateable Portions, in arrears, a commitment fee payable as provided for in the Asian Facility Agreements.

6.05                       Payment of Costs and Expenses

Magna shall pay to the Administrative Agent and the Lenders, within 30 days of receipt of an itemized invoice (together with reasonable supporting documentation with respect to the related costs and expenses), all reasonable documented out-of-pocket costs and expenses of the Agents, the L/C Issuing Lenders and the Lenders, the agents, officers and employees of each of them, and any receiver or receiver-manager appointed by them or by a court in connection with this Agreement or the Credit Facility, including, without limitation:

(a)                                  the preparation, negotiation, execution, filing and registration of any of the Loan Documents, any actual or proposed amendment or modification hereof or thereof or any waiver hereunder or thereunder and all instruments supplemental or ancillary thereto;

(b)                                 the syndication and administration of the Credit Facility;

(c)                                  obtaining advice as to the rights and responsibilities of the Lenders and the Agents under the Loan Documents; and

(d)                                 the defence, establishment, protection or enforcement of any of the rights or remedies of the Lenders or the Agents under any of the Loan Documents including, without limitation, all reasonable documented out-of-pocket costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, any of the Loan Documents;

including, without limitation, all of the reasonable documented fees, out-of-pocket expenses and disbursements of Lenders’ Counsel incurred in connection therewith, and including all sales or value-added taxes payable by the Lenders or the Agents (whether refundable or not) on all such costs and expenses.  Such costs and expenses shall not include those costs and expenses incurred in respect of the negotiations among the Agents and the Lenders related to the inter-lender provisions of this Agreement or in respect of their rights in relation to each other whether prior to, during or after the termination of this Agreement.  If a Borrower disputes the reasonableness of the fees or expenses set out in any such invoice, it shall submit to the Administrative Agent or the Lender, as the case may be, a written objection thereto, setting out the reasons for such objection.  From receipt thereof until the expiry of the 30 day payment period, the Administrative Agent or the Lender, as the case may be, shall discuss with Senior Management the fees or expenses objected to or, in the case of invoices rendered by their advisers, shall make bona fide best efforts to cause such advisers to discuss with Senior Management the fees or expenses objected to, in each case providing (or making bona fide best efforts to cause to be provided) the reasons for the incurrence of such fees or expenses and, to the extent not set out in such invoice, a reasonably itemized and detailed description of such fees or expenses and the services, if any, provided therefor and shall co-operate in the Borrowers’ assessment of the reasonableness of any fees or expenses.  The Borrowers shall not be required to pay the fees and expenses in any one jurisdiction of more than one external counsel for the Agents, the L/C Issuing Lenders and the Lenders pursuant to this Section 6.05 and, for greater certainty, this restriction shall not be applicable to any of the indemnifications provided for in Section 3.14.

6.06                        Adjustment of Fees Paid in Advance

If the Applicable Margin changes by reason of a change in the Credit Rating with respect to each outstanding Bankers’ Acceptance, the Acceptance Fee for the balance of the applicable BA Period shall be calculated using both the original Applicable Margin and the new Applicable Margin; if the new Applicable Margin is greater than the original Applicable Margin, the Acceptance Fee differential shall be paid by the Canadian Borrowers to the Tranche A-1 Lenders rateably on the conversion, rollover or repayment of the Bankers’ Acceptance; if the new Applicable Margin is less than the original Applicable Margin, the Acceptance Fee differential shall be credited to the Canadian Borrowers on the conversion or rollover of the Bankers’ Acceptance (by applying such amount to subsequent Acceptance Fees) or shall be repaid to the Canadian Borrowers if the Bankers’ Acceptance is repaid on its Maturity Date.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

7.01                        Representations and Warranties

Each of the Borrowers represents and warrants to the Lenders (to the extent the following relates to itself or to a Subsidiary of it) as follows:

(a)                                  Incorporation and Status.  Each of the Borrowers (i) is duly incorporated or amalgamated (as the case may be) and validly existing under the laws of its jurisdiction of incorporation or amalgamation (as the case may be) and (ii) has the corporate power and capacity to enter into, and perform its obligations under, each of the Loan Documents to which it is a party.  Each of the Borrowers is entering into the Loan Documents on its own account and not as an agent or trustee or otherwise for any third party.  The registered office of the European

Borrower is located in Switzerland and represents its place of central management operations;

(b)                                 Authorization and Consent.  As of the Closing Date, each of the Borrowers (i) has the corporate power and capacity to own, hold under licence or lease its properties and assets and to carry on its business and (ii) holds all Material Authorizations except where such failure to hold Material Authorizations would not materially impair the ability of the Borrowers to carry on their business.  Each of the Borrowers has obtained all consents, approvals and authorizations required (including those from Governmental Bodies) to enable it to execute and deliver each of the Loan Documents to which it is a party and to consummate the transactions contemplated in the Loan Documents other than where the failure to so obtain such consents, approvals or authorizations would not have a Material Adverse Effect;

(c)                                  Authorization and Enforceability.  Each of the Borrowers has taken all necessary corporate action to authorize the execution, delivery and performance of each Loan Document to which it is a party, each of the Borrowers has duly executed and delivered each of the Loan Documents to which it is a party, each of the Loan Documents constitutes, or upon execution and delivery will constitute, a legal, valid and binding obligation of the Borrower which is a party thereto (as applicable), enforceable against it in accordance with its terms, subject only to the qualifications set out in the opinions of Borrowers’ Counsel delivered pursuant to Section 9.01(c)(v);

(d)                                 Financial Statements.  The audited consolidated financial statements of Magna dated as at and for the fiscal year ended December 31, 2010 and the unaudited consolidated financial statements of Magna dated as at and for the Fiscal Quarter ended March 31, 2011, have been prepared in accordance with generally accepted accounting principles in effect at the date of such financial statements (subject only to normal year-end adjustments in the case of the interim unaudited financial statements).  For clarity, the audited consolidated financial statements of Magna dated as at and for the fiscal year ended December 31, 2010 have been prepared in accordance with Canadian generally accepted accounting principles and not US generally accepted accounting principles.  These financial statements (including the notes thereto) in all material respects fairly present the financial condition of Magna and the financial information presented therein for the period and as at the date thereof.  Since the date of such financial statements to the Closing Date there has been no event or change of circumstances which would result in a Material Adverse Effect;

(e)                                  No Contravention.  The execution and delivery of this Agreement and the other Loan Documents and the performance by the Borrowers of their obligations thereunder:

(i)                                     does not contravene, breach or result in any default under the articles, by-laws, constating documents or other organizational documents of the

Borrowers (including, without limitation, any unanimous shareholders agreement or declaration relating to a Borrower);

(ii)                                  does not contravene, breach or result in any default under any material mortgage, lease, agreement or other legally binding instrument, licence or permit to which a Borrower is a party which will result in or permit the acceleration of the maturity of any indebtedness, liability or obligation of a Borrower under any material mortgage, lease, agreement or other legally binding instrument of or affecting the Borrowers; and

(iii)                               does not contravene any Applicable Law,

except where such contravention, breach, default or acceleration would not result in a Material Adverse Effect;

(f)                                    No Litigation.  As of the date of this Agreement, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal, or criminal); arbitration or other dispute settlement procedure; investigation or enquiry by any Governmental Body; or any similar matter or proceeding (collectively “proceedings”) against or involving a Borrower or any of the Restricted Subsidiaries (whether in progress or threatened) individually seeking a judgment or claiming a payment from a Borrower or any Restricted Subsidiary not covered by insurance or reserved for in the financial statements (provided such uninsured amount or such reservation would not exceed an amount equal to 10% of Tangible Net Worth) which, in the assessment of Senior Management, could reasonably be expected to result in a decision, judgment or order that would have a Material Adverse Effect or which would materially adversely affect the enforceability of any Loan Document;

(g)                                 Employee Benefit, Pension and Welfare Plans

(i)                                     Magna has fulfilled in all respects its obligations under the minimum funding standards of its employee benefit and pension plans, except where a failure to fulfill such obligations would not have a Material Adverse Effect.  During the twelve consecutive month period prior to the date of the execution and delivery of this Agreement and prior to any Borrowing Date hereunder, no steps have been taken by any Borrower or any member of its Controlled Group to terminate any Pension Plan and no Borrower has been notified of any steps that have been taken to terminate any Pension Plan or appoint a trustee to administer any Pension Plan, and no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a Lien under section 303(k) of ERISA, except where such termination, appointment or such contribution failure would not have a Material Adverse Effect.  Neither a U.S. Borrower nor any member of the Controlled Group has any contingent liability with respect to any post-retirement benefit under a Welfare Plan, other than liability for continuation coverage described in Part 6 of Title I of ERISA and except where such liability would not result in a Material Adverse Effect;

(ii)                                  There are no pending or threatened claims, actions or lawsuits, or action by any Governmental Body, with respect to any Pension Plan which has resulted in a Material Adverse Effect.  There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Pension Plan which has resulted in a Material Adverse Effect;

(iii)                               Each U.S. Borrower and each member of the Controlled Group have operated and administered each Pension Plan in compliance with all Applicable Laws except for such instances of non-compliance which would not result in a Material Adverse Effect;

(iv)                              Neither a U.S. Borrower nor any member of the Controlled Group has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3(3) of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by such U.S. Borrower or any member of the Controlled Group, or in the imposition of any Lien on any of the rights, properties or assets of such U.S. Borrower or any member of the Controlled Group, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions of the Code or to section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not result in a Material Adverse Effect;

(v)                                 The execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which taxes could be imposed pursuant to section 4975 of the Code;

(vi)                              Each Mexican Borrower is in compliance with all laws applicable to it relating to social security legislation, including all rules and regulations of the National Housing Institute (Instituto Nacional del Fondo de Vivienda para los Trabajadores or INFONAVIT), the Mexican Social Security Institute (Instituto Mexicano del Seguro Social or IMSS) and the Pension Fund System (Sistema de Ahorro para el Retiro or SAR) except for such instances of non-compliance which would not result in a Material Adverse Effect;

(h)                                 Regulations U and X.  No Borrower is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any extension of credit hereunder will be used by a Borrower for a purpose which violates, or would be inconsistent with, F.R.S. Board Regulation U or X.  Terms for which meanings are provided in F.R.S. Board Regulations U or X or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings; and

(i)                                     Prohibited Persons.  No Borrower or Subsidiary is a Person (i) that is listed in the Annex to, or is otherwise subject to, Executive Order 13224 issued by the President of the United States on September 24, 2001 (“EO13224”), (ii) the name of which appears on the United States Treasury’s Department of Foreign Assets Control most current list of “Specifically Designated National and Blocked Persons,” (iii) that commits, threatens to commit or supports terrorism (as such term is defined in EO13224) or (iv) that is otherwise affiliated with any Person listed in clause (i), (ii) or (iii) (a “Prohibited Person”).

(j)                                     No Financial Assistance.  The proceeds of the Credit Facility have not been and will not be used to finance or refinance the acquisition of or subscription for shares in any Borrower existing pursuant to the laws of Belgium (save for share buy-backs carried out in accordance with Belgian company law).

(k)                                  No Cluster Bombs or Anti-Personnel Mines.  Neither the European Borrower nor any other Borrower organized pursuant to the laws of Belgium or any one of their Subsidiaries carries out activities related to the manufacturing, use, repair, exhibition for sale, sale, import, export, stockpiling or transport of cluster bombs, submunitions, inert munitions or armour plating containing depleted or industrial uranium or anti-personnel mines.

(l)                                     No Listed Securities.  Magna Europe has not issued listed securities and is not a Subsidiary of a Belgian company that has issued listed securities.

(m)                               Twenty Non-Bank Rule.  Magna Europe is in compliance with the Twenty Non-Bank Rule.

7.02                        Survival of Representations and Warranties

Each of the Borrowers acknowledges and agrees that the representations and warranties made by it in this Article 7 shall be deemed to be repeated on each Borrowing Date, with the same effect as if such representations and warranties had been made and given on and as of each such date, notwithstanding any investigation made at any time by or on behalf of the Lenders; except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates only to such date or period of time, then such representation and warranty shall continue to be given as at such date or for such period of time.

ARTICLE 8
COVENANTS

8.01                        Affirmative Covenants

So long as any Loans remain outstanding, or so long as a Borrower has the right to utilize the Credit Facility and unless the Lenders otherwise consent in writing in accordance with Section 11.07 or 11.08, the Borrowers covenant and agree that:

(a)                                  Punctual Payment.  Each Borrower shall pay or cause to be paid all Obligations falling due hereunder on the dates, in the Currency and in the manner specified herein or in any Asian Facility Agreement applicable to it;

(b)                                 Comply with Applicable Law.  Each Borrower shall do or cause to be done, and shall cause each of its Restricted Subsidiaries to do or cause to be done, all things necessary to comply with Applicable Law except where such non-compliance would not result in a Material Adverse Effect;

(c)                                  Corporate Existence.  Except as provided in Section 8.02(d), each Borrower shall, and shall cause each of the Restricted Subsidiaries to, maintain its corporate existence in good standing and shall, and shall cause each of the Restricted Subsidiaries to, qualify and remain duly qualified to carry on business and own property in each jurisdiction in which such qualification is necessary, except where a failure to do so would not result in a Material Adverse Effect;

(d)                                 Environmental Compliance. Each Borrower shall do or cause to be done, and shall cause each of its Subsidiaries to do or cause to be done, all things necessary to comply with Environmental Laws, except where such non-compliance would not result in a Material Adverse Effect;

(e)                                  Insurance.  Each Borrower shall maintain insurance and shall cause each of the Restricted Subsidiaries to maintain insurance (including, in either case, insurance through captive insurance companies or other self-insurance practices), in such amounts and against such risks as are insurable and consistent with the practices of companies of a similar size and having regard to the nature and location of their businesses and properties, except where a failure to do so would not result in a Material Adverse Effect;

(f)                                    Notice of Default.  Each Borrower shall, as soon as practicable after it shall become aware of the same (and in any event no later than 10 days thereafter), give notice to the Agents of any Default or Event of Default giving the details thereof and specifying the action proposed to be taken with respect thereto;

(g)                                 Interim Financial Statements.  Magna shall, as soon as practicable and in any event within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, deliver to the Administrative Agent sufficient copies for each of the Lenders of the interim unaudited consolidated financial statements of Magna, including a balance sheet, a statement of income and retained earnings and a statement of cash flows for such Fiscal Quarter and for the Fiscal Year to date, together with comparative figures for the corresponding periods in the previous Fiscal Year;

(h)                                 Annual Financial Statements.  Magna shall, as soon as practicable and in any event within 130 days after the end of each Fiscal Year, deliver to the Administrative Agent sufficient copies for each of the Lenders of the annual audited consolidated financial statements of Magna and the unaudited unconsolidated financial statements of each other Borrower including in each case a balance sheet, a statement of income and retained earnings and a statement of cash flows (but only a balance sheet and statement of income in the case of Borrowers other than Magna), together with comparative figures for the previous Fiscal Year;

(i)                                     Compliance Certificate.  Magna shall deliver to the Administrative Agent, together with the financial statements in Sections 8.01(g) and (h), a Compliance Certificate certifying (i) that such financial statements were prepared in accordance with generally accepted accounting principles (or in the case of a Borrower other than Magna, such other applicable accounting principles) in effect at the date of such financial statements (subject to normal year-end adjustments in the case of interim unaudited financial statements) and fairly present in all material respects the financial condition of Magna on a consolidated basis and the other Borrowers on an unconsolidated basis, (ii) that no Default or Event of Default has occurred hereunder and is continuing or, if any Default or Event of Default has occurred and is continuing, specifying the relevant particulars and the period of existence thereof and the action taken or proposed to be taken by Magna with respect thereto, (iii) the compliance (or, as the case may be, non-compliance) at the end of the relevant Fiscal Quarter or Fiscal Year with the covenants contained in Sections 8.01(j) and (m) and Section 8.02(b) (including calculations in sufficient detail to reasonably demonstrate such compliance or non-compliance), and (iv) the Tangible Net Worth;

(j)                                     Total Debt to Total Capitalization.  Magna shall at all times maintain as at its most recently completed Fiscal Quarter a ratio of Total Debt to Total Capitalization of not greater than 0.50 to 1.0;

(k)                                  Use of Proceeds.  The proceeds of each Advance shall be used for general corporate purposes (including, without limitation, acquisitions and investments) and commercial paper backstop, in each case subject to the terms hereof;

(l)                                     Taxes.  Each Borrower shall pay, and shall cause each Restricted Subsidiary to pay, all Taxes imposed upon them and upon their property or assets, when such Taxes become due and payable, save and except (i) when and so long as the validity of any Taxes are being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles and (ii) for those Taxes the sum of which is inconsequential and which will not impair a Borrower or a Restricted Subsidiary’s ability to carry on its business;

(m)                               Sales and Assets.  Sales and total assets of Magna and the Restricted Subsidiaries, on a consolidated basis and determined in accordance with generally accepted accounting principles, shall constitute for its most recently completed Fiscal Quarter not less than 66 2/3% of the sales and total assets, as the case may be, of Magna on a consolidated basis and determined in accordance with generally accepted accounting principles; and

(n)                                 Prohibited Persons.  If requested by the Administrative Agent or any Lender, Magna shall deliver to the Administrative Agent and such Lender any certificate or other evidence that is so reasonably requested to establish that (i) no Borrower or Subsidiary is a Prohibited Person and (ii) no Borrower or Subsidiary has engaged in any business, transaction or dealing with a Prohibited Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Prohibited Person.

8.02                        Negative Covenants

So long as any Loans remain outstanding, or so long as a Borrower has the right to utilize the Credit Facility and unless the Lenders otherwise consent in writing in accordance with Section 11.07 or 11.08, the Borrowers covenant and agree that:

(a)                                  Encumber Property.  Each Borrower shall not, and shall not suffer or permit any Restricted Subsidiary to, create, grant, assume or suffer to exist any Lien upon any of its properties or assets, other than Permitted Encumbrances;

(b)                                 Funded Indebtedness of Restricted Subsidiaries.  (i) Each Borrower shall not suffer or permit the Restricted Subsidiaries to incur Funded Indebtedness in an aggregate amount which is, at any time, greater than or equal to 40% of Tangible Net Worth at such time, and (ii) without duplication, the aggregate of Indebtedness secured by Liens referenced in subsection (n) of the definition of Permitted Encumbrances and Funded Indebtedness shall not at any time exceed 40% of Tangible Net Worth;

(c)                                  Asset Transfers.  Each Borrower shall not, and shall not permit any Restricted Subsidiaries to, sell or otherwise dispose of or permit the sale or disposition of, all or substantially all of the consolidated assets of Magna other than (i) to a Borrower or one or more other Restricted Subsidiaries, and (ii) assets sold or otherwise disposed of which individually or in the aggregate would not, following such sale or disposition, result in a Material Adverse Effect;

(d)                                 Amalgamations, etc.  Each Borrower shall not, and shall not suffer or permit any Restricted Subsidiary to, enter into any reorganization, consolidation, amalgamation, merger, liquidation, dissolution or similar transaction whereby all or any material portion of the undertaking, property and assets of a Borrower or any of the Restricted Subsidiaries would become the property of any other Person which is not a Borrower or a Restricted Subsidiary or, in the case of any such transaction, of the continuing corporation resulting therefrom, unless such transaction would not result in a Material Adverse Effect;

(e)                                  Regulation U or X.  Each Borrower shall not, and shall not suffer or permit any of the Restricted Subsidiaries to, engage in violation of Regulation U of the F.R.S. Board or to engage in the business of extending credit for the purpose of purchasing or carrying margin stock.  The Borrowers shall not use any of the proceeds of any Advance hereunder for a purpose which violates, or would be inconsistent with, Regulation U or X of the F.R.S. Board; and

(f)                                    Prohibited Persons.  No Borrower shall (i) conduct, or permit any Subsidiary to conduct business, or engage, or permit any Subsidiary to engage, in any transaction or dealing, with any Prohibited Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Prohibited Person, or (ii) engage, or conspire to engage, in any transaction that evades or avoids, has the purpose of evading or avoiding, or attempts to violate, any prohibition set forth in EO13224.

(g)                                 Twenty Non-Bank Rule.  No Swiss Borrower shall breach the Twenty Non-Bank Rule it being understood, however, that no Swiss Borrower shall be in breach of this covenant if the relevant number of creditors is exceeded solely by reason of (i) a breach by one or more Lenders of the provisions in Section 12.07, or (ii) one or more Lenders ceasing to qualify as a Qualifying Bank for the purpose of this Agreement.

8.03                        Take-over Bid

(a)                                  No Lender shall have any obligation to make available its Rateable Portion, or any part thereof, if the proceeds of an Advance by such Lender are to be used for the purposes of a Take-over Bid which would result in a Conflict of Interest for such Lender (such Lender, a “Conflicted Lender”).

(b)                                 If any of the Borrowers intend to use all or a portion of the proceeds of any Advance to finance a Take-over Bid, it shall provide a Take-over Bid Financing Notice to the Administrative Agent not less than 10 Banking Days prior to such Advance and the Administrative Agent shall forward the Take-over Bid Financing Notice to the Lenders and unless a Conflicted Lender provides the Administrative Agent, any other applicable Agent and the applicable Borrower with notice (a “Declining Notice”) that it will decline to make such Advance within five days of its receipt of the Take-over Bid Financing Notice, such Conflicted Lender will be deemed to have agreed to make such Advance (the “Takeover Loan”) in accordance with the Borrower’s subsequent request therefor submitted pursuant to the provisions hereof.

(c)                                  If there are one or more Conflicted Lenders that have issued a Declining Notice, the applicable Borrower may nominate one or more Lenders to increase its funding of the Takeover Loan.  No such nominated Lender shall be obliged to increase its Commitments.

ARTICLE 9
CONDITIONS PRECEDENT

9.01                        Conditions Precedent to Initial Advance under the Credit Facility

The obligations of the Lenders to make available the Credit Facility to the Borrowers and the first Advance hereunder (including the deeming of the Tranche A-1 Existing L/Cs, Tranche A-2 Existing L/Cs and the Tranche A-3 Existing L/Cs to be Letters of Credit hereunder and the deeming of the Obligations owing by the Asian Borrowers to be Obligations hereunder) or under any Asian Facility Agreement on the Closing Date are subject to fulfilment, on or before the initial Borrowing Date, of each of the following conditions precedent:

(a)                                  the representations and warranties set out in Article 7 shall be true and correct in all material respects on the initial Borrowing Date as if made on and as of such date, except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty shall be true and correct as at such date or for such period of time;

(b)                                 no Default or Event of Default shall have occurred and be continuing nor shall there be any Default or Event of Default after giving effect to the proposed Advance on the initial Borrowing Date;

(c)                                  the Lenders shall have received the following in form and substance satisfactory to the Lenders:

(i)                                     an Officers’ Certificate of each Borrower dated the initial Borrowing Date certifying:

(A)                              that attached thereto are true and correct copies of the articles or constating documents and the by-laws of such Borrower and that such documents are in full force and effect, unamended;

(B)                                as to the incumbency of officers and directors of such Borrower, who have executed any of the Loan Documents or any other document delivered by the Borrower under this Section 9.01, (such certificate to include sample signatures); and

(C)                                that attached thereto are true and correct copies of the resolutions or other documentation evidencing that all necessary action, corporate or otherwise, has been taken by such Borrower to authorize the execution, delivery and performance of the Loan Documents to which it is a party, and that such resolutions or other documents are in full force and effect, unamended;

(ii)                                  a certificate of status, certificate of good standing or similar certificate issued by the appropriate Governmental Body in the jurisdiction of incorporation of each Borrower;

(iii)                               an Officers’ Certificate of Magna dated the initial Borrowing Date confirming Sections 9.01(a) and (b);

(iv)                              the Magna Guarantee, duly executed and delivered;

(v)                                 opinions of the Borrowers’ Counsel (excluding Borrowers domiciled in the PRC or the Republic of Korea) and, as applicable, Lenders’ Counsel (which shall include opinions for Borrowers domiciled in the PRC and the Republic of Korea) dated the initial Borrowing Date in form and substance satisfactory to the Lenders, acting reasonably;

(d)                                 each Tranche A-2 Lender which has requested the issuance of a U.S. Note shall have received a U.S. Note duly executed by Magna America;

(e)                                  delivery by Magna Mexico of a copy of a resolution of the Mexican Borrower duly formalized before a Mexican Notary public, in connection with its appointment of Magna as its attorney pursuant to Section 12.10;

(f)                                    the Borrowers have provided a certificate of Magna’s corporate secretary confirming certain information requested by the Lenders in connection with the USA Patriot Act;

(g)                                 all indebtedness owing by Magna Steyr India Private Limited, Cosma International (India) Private Ltd. and Magna Closures Automotive Private Ltd. to the Asian Lenders shall have been repaid in full prior to or concurrent with the Closing Date;

(h)                                 in the case of an Advance to an Asian Borrower, the Asian Facility Agreement shall have been executed and all conditions precedent contained in the Asian Facility Agreement shall have been satisfied;

(i)                                     cancellation and repayment of all indebtedness (other than letters of credit assumed hereunder) owing pursuant to the Restated Credit Agreement or, in the case of Tranche C, the assumption of all Obligations owing by Asian Borrowers pursuant to the existing Asian Facility Agreements as Obligations owing pursuant to the Asian Facility Agreements and this Agreement on the date hereof, and the termination of all commitments pursuant to such agreements; and

(j)                                     the Co-Lead Arrangers, the Agents and the Lenders shall have received payment in full of all fees payable and all costs and expenses reimbursable by the Borrowers on or prior to the initial Borrowing Date hereunder or under any other Loan Document and the Lenders shall have received payment in full upon the execution and delivery of this Agreement of the fees as provided in the commitment letter dated May 5, 2011 between the Co-Lead Arrangers and Magna and the Fee Letter.

9.02                        Conditions Precedent to Subsequent Advances

The obligation of the Lenders or any L/C Issuing Lender to make any subsequent Advances under the Credit Facility is subject to fulfilment, on or before the relevant Borrowing Date, with each of the following conditions precedent:

(a)                                  the representations and warranties set out in Section 7.01 shall be true and correct in all material respects on the relevant Borrowing Date as if made on and as of such date, except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty shall be true and correct as at such date or for such period of time;

(b)                                 no Default or Event of Default shall have occurred and be continuing nor shall there be any Default or Event of Default after giving effect to the proposed Advance on the relevant Borrowing Date;

(c)                                  except with respect to Advances pursuant to the Swingline Facilities (other than the European Swingline Facility), the applicable Agent shall have received a Borrowing Notice dated as of the relevant Borrowing Date;

(d)                                 any Advance requested does not exceed the Unutilized Portion of the Credit Facility; and

(e)                                  in the case of Tranche C, all conditions precedent to such Advance as identified in the applicable Asian Facility Agreement have been satisfied or waived by the Tranche C Lenders.

9.03                        Waiver

The terms and conditions of Sections 9.01 and 9.02 are inserted for the sole benefit of the Lenders and the L/C Issuing Lenders, and the Lenders may waive such terms and conditions in accordance with Section 11.07 or 11.08, in whole or in part, with or without terms or conditions, without prejudicing their right to assert the terms and conditions of Section 9.02 in whole or in part in respect of any subsequent Advance.

ARTICLE 10
EVENTS OF DEFAULT AND REMEDIES

10.01                 Events of Default

The occurrence of any of the following events shall constitute an Event of Default unless expressly waived by the Lenders in accordance with Section 11.07 or 11.08:

(a)                                  default by a Borrower in payment when due of any principal in respect of any Loans outstanding under the Credit Facility (other than PRC Tranche C Advances in which any PRC Tranche C Lender has any participation) (whether at scheduled maturity or by acceleration, demand or otherwise);

(b)                                 default by a Borrower in payment of any interest, facility fees or other fees in respect of any Loans outstanding under the Credit Facility (other than PRC Tranche C Advances in which any PRC Tranche C Lender has any participation), in each case, within 5 days after notice thereof by the Administrative Agent to such Borrower, which notice may be provided orally by the Administrative Agent provided that any such oral notice shall be confirmed in writing within 24 hours;

(c)                                  default by a Borrower in payment of any fees other than those identified in Section 10.01(b) or other amounts payable pursuant to the Credit Agreement, within 30 days after notice thereof by the Administrative Agent to such Borrower other than those fees or other amounts which are being contested in good faith by the Borrowers, which notice may be provided orally by the Administrative Agent provided that any such oral notice shall be confirmed in writing within 24 hours;

(d)                                 Magna breaches or fails to observe or perform any covenant contained in Sections 8.01(j) or (m) or 8.02(b);

(e)                                  default by a Borrower in the performance or observance of any other covenant, condition or obligation contained in any Loan Document to which it is a party, other than those heretofore or hereinafter dealt with in this Section 10.01 and other than any default by an Asian Borrower established under the laws of the PRC in the performance or observance of any covenant, condition or obligation contained in the PRC Supplement which default does not otherwise constitute a default under any other Loan Document, which default (if capable of being remedied) is not substantially remedied by the applicable Borrower within 30 days after written notice thereof by the Administrative Agent to the applicable Borrower;

(f)                                    any representation or warranty made by a Borrower herein or in any Officers’ Certificate or other document delivered to the Lenders or an Agent pursuant hereto or under or in connection with any Loan Document (other than any representation or warranty made by an Asian Borrower established under the laws of the PRC in the PRC Supplement which default does not otherwise constitute a default under any other Loan Document if found to be false or incorrect in any way as to make it materially misleading when made or deemed to have been made) is found to be false or incorrect in any way so as to make it materially misleading when made or deemed to have been made and such representation or warranty (if capable of being corrected) continues to be materially incorrect for a period of 30 days after the Administrative Agent gives written notice to the applicable Borrower of such incorrect representation or warranty;

(g)                                 (i) any of the Borrowers or Restricted Subsidiaries fails to pay to any person any indebtedness for borrowed money (which includes, for greater certainty, principal, interest and fees related to borrowing or outstanding accommodations) or a Capital Lease Obligation in excess of $150,000,000 (other than Excluded Indebtedness) in aggregate when due (whether at scheduled maturity or by required repayment, acceleration, demand or otherwise) and such failure continues after any applicable grace period (including any extension thereof), if the effect of such non-payment is to accelerate, or permit the acceleration of, the maturity of such indebtedness for borrowed money or Capital Lease Obligation), or (ii) any other event shall occur or condition shall exist and shall continue after the applicable grace period (including any extension thereof), if any, specified in any agreement or instrument relating to any indebtedness for borrowed money or Capital Lease Obligation of any of the Borrowers or Restricted Subsidiaries in excess of $150,000,000 (other than Excluded Indebtedness) if the effect of such event or condition is to result in the acceleration of such indebtedness for borrowed money or Capital Lease Obligation in an aggregate amount equal to or exceeding $150,000,000, or (iii) any indebtedness for borrowed money or Capital Lease Obligation of any of the Borrowers or Restricted Subsidiaries which is outstanding in an aggregate principal amount exceeding $150,000,000 (other than Excluded Indebtedness) shall be declared to be due and payable by the holder or holders thereof prior to the stated maturity thereof; provided, however, that if any of the conditions referred to in clauses (i) through (iii) shall occur it shall not be an Event of Default if such indebtedness for borrowed money or Capital Lease Obligation is paid or if such condition is otherwise cured by any of the Borrowers or Restricted Subsidiaries, as the case may be, or waived by the holder or holders of such indebtedness (in which case the Event of Default hereunder by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the Administrative Agent or any of the Lenders);

(h)                                 the commencement of proceedings for the dissolution, liquidation or winding-up of a Borrower or any Restricted Subsidiary by a Borrower or a Restricted Subsidiary and, in the case of a Borrower (other than Magna) or a Restricted Subsidiary, if such dissolution, liquidation or winding-up would result in a Material Adverse Effect;

(i)                                     a Borrower or any Restricted Subsidiary admits its inability to pay its debts generally as they become due or otherwise acknowledges its insolvency and, in the case of a Borrower (other than Magna) or a Restricted Subsidiary,  such admission or acknowledgement would result in a Material Adverse Effect;

(j)                                     a Borrower or any Restricted Subsidiary ceases or threatens to cease to carry on its business, petitions or applies to any court, Person or tribunal for the appointment of a receiver, custodian, interim-receiver, liquidator, trustee, conciliador, sindico, interventor or similar person for any part of its property or debts or institutes any proceeding or takes any corporate action or executes any agreement to authorize its participation in or commencement of any proceeding:

(i)                                     seeking to adjudicate it a bankrupt or insolvent, or

(ii)                                  seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under, in each case, any law relating to bankruptcy, insolvency, reorganization of debts or compromise of debts or other similar laws (including, without limitation, any proposal under the Bankruptcy and Insolvency Act (Canada), any application under the Companies’ Creditors Arrangement Act (Canada) or any proceeding under Chapter 11 of the United States Bankruptcy Code for any reorganization, arrangement or compromise of debt or any proceeding under the Ley de Concursos Mercantiles;

and which, in the case of a Borrower (other than Magna) or a Restricted Subsidiary, results in a Material Adverse Effect;

(k)                                  any proceeding is commenced against or affecting a Borrower or any Restricted Subsidiary:

(i)                                     seeking to adjudicate it a bankrupt or insolvent;

(ii)                                  seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under, in each case, any law relating to bankruptcy, insolvency, reorganization of debts or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation); or

(iii)                               seeking appointment of a receiver, trustee, agent, custodian or other similar official for it or for any substantial part of its properties and assets;

and such proceeding is not being contested in good faith by appropriate proceedings or, if so contested remains outstanding, undismissed and unstayed more than 60 days from the institution of such first mentioned proceeding and which, in the case of a Borrower (other than Magna) or a Restricted Subsidiary, would result in a Material Adverse Effect;

(l)                                     an encumbrancer, lienor, judgment creditor or landlord takes possession of (or privately appoints a receiver, trustee or similar official for) any part of the property of a Borrower or any Restricted Subsidiary or attempts to enforce its security or other remedies against such property and its claim remains unsatisfied for such period as would permit such property to be sold thereunder and the sale or repossession of such property would result in a Material Adverse Effect;

(m)                               if one or more judgments for the payment of money in the aggregate amount (exclusive of any amounts fully covered by insurance) in excess of $150,000,000 shall have been obtained or entered against any of the Borrowers or Restricted Subsidiaries and such judgment shall have not been (and remain) paid, vacated, discharged, stayed or bonded pending appeal within 60 days from the obtaining or entry thereof;

(n)                                 at any time after execution and delivery thereof, any Loan Document (other than an Asian Facility Agreement) ceases to be in full force and effect, other than as a direct result of any action or inaction on the part of the Lenders or an Agent (unless within 5 Banking Days of notice of the same being given by the Administrative Agent to the Borrowers such Loan Document again has full force and effect as if it had always had full force and effect), or if any Loan Document (other than an Asian Facility Agreement) is declared by a court or tribunal of competent jurisdiction to be null and void, other than as a direct result of any action or inaction on the part of the Lenders or an Agent, or the validity or enforceability of any Loan Document (other than an Asian Facility Agreement) is contested by a Borrower, or a Borrower denies in writing that it has any or further liability or obligations under any Loan Document;

(o)                                 at any time after execution and delivery thereof, (i) an Asian Facility Agreement ceases to be in full force and effect (but excluding the Asian Borrowers repayment of the applicable Obligations and termination of the applicable Commitments), other than as a direct result of any action or inaction on the part of the Lenders or an Agent (unless within 5 Banking Days of notice of the same being given by the Administrative Agent to the Borrowers such Asian Facility Agreement again has full force and effect as if it had always had full force and effect), or (ii) if any Asian Facility Agreement is declared by a court or tribunal of competent jurisdiction to be null and void, other than as a direct result of any action or inaction on the part of the Lenders or an Agent, or (iii) the validity or enforceability of any Asian Facility Agreement is contested by an Asian Borrower, or (iv) an Asian Borrower denies in writing that it has any or further liability or obligations under any Asian Facility Agreement, unless in the case of each of (i), (ii), (iii) and (iv) above, within 15 days of such event occurring, all indebtedness (if any) owing pursuant to such Asian Facility Agreement has been paid in full and such Asian Borrower has provided its written agreement to the termination of such Asian Facility Agreement or the applicable Asian Borrowers and the applicable Tranche C Lenders have agreed to an amendment of such Asian Facility Agreement;

(p)                                 any of the following events shall occur with respect to any Pension Plan or Multiemployer Plan and a U.S. Borrower fails to cure such event within 60 days of its occurrence: (i) an ERISA Event shall occur with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of a U.S. Borrower under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of $150,000,000; (ii) either a U.S. Borrower or any member of the Controlled Group shall fail to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of $150,000,000; or (iii) a U.S. Borrower or any member of the Controlled Group shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plan as defined in section 3(3) of ERISA in an aggregate amount in excess of $150,000,000; or

(q)                                 the occurrence of a PRC Cross Default.

10.02                 Remedies Upon Default

Upon the occurrence of any Event of Default which is continuing, the Lenders, at their option, by notice given to the Borrowers by the Administrative Agent at the request of the Majority Lenders may declare: (a) all Obligations to be immediately due and payable and (b) any Unutilized Portion of the Credit Facility to be terminated (whereupon the Lenders shall not be required to make any further Advances and the L/C Issuing Lenders shall not be required to issue any further Letters of Credit) and, in any such event, the Administrative Agent shall be entitled to:

(a)                                  and will upon receipt of a written request from an L/C Issuing Lender in the case of Letters of Credit, demand that funds in the aggregate face amounts and the applicable Currency of all outstanding Bankers’ Acceptance and/or Letters of Credit be deposited by a Canadian Borrower, a U.S. Borrower, a European Borrower, a Mexican Borrower or any Asian Borrower, as applicable, in a collateral account maintained by the Administrative Agent on behalf of the Lenders on terms and conditions satisfactory to the Majority Lenders;

(b)                                 take such actions and commence such proceedings as may be permitted at law or in equity at such times and in such manner as the Majority Lenders in their sole discretion may consider expedient, all without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action. The rights and remedies of the Lenders hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law.  Any remedies specified in this Agreement are without prejudice to the remedies available to the Tranche C Lenders under or pursuant to the PRC Supplement.  Notwithstanding the foregoing, if an Event of Default described in Section 10.01(j) or (k) with respect to Magna shall occur, all Obligations shall be immediately due and payable and any Unutilized Portion of the Credit Facility shall be terminated whereupon the Lenders shall not be required to make any further Advances and the L/C Issuing Lenders shall not be required to issue any further Letters of Credit.

10.03                 Set-Off

Upon the occurrence of an Event of Default which is continuing and a declaration or acceleration pursuant to Section 10.02, each Lender is hereby authorized by the Borrowers (other than the Mexican Borrowers) at any time and from time to time without notice to the Borrowers, or any of them or to any other Person, any such notice being hereby expressly waived, to combine, consolidate and merge all or any of the Borrowers’ (other than the Mexican Borrowers’) accounts with, and liabilities to, such Lender and to set off and to appropriate and to apply any and all deposits (general or special), term or demand including, but not limited to, indebtedness evidenced by certificates of deposit whether matured or unmatured, and any other indebtedness and liability at any time held or owing by such Lender to or for the credit or the account of the Borrowers (other than the Mexican Borrowers) or any of them against and on account of the Obligations and although such obligations and liabilities or any of them may be contingent and unmatured and notwithstanding that the balances of the accounts, deposits or Obligations may or may not be expressed in the same Currency.  Any Lender exercising any such set-off shall promptly notify the Administrative Agent of such action,  provided that the failure to give such notice shall not affect the validity of such set-off.  Each Mexican Borrower authorizes and instructs the Mexican Swingline Lenders, upon the occurrence of an Event of Default which is continuing and a declaration or acceleration pursuant to Section 10.02, to apply the funds in its account against and on account of the Obligations and although such obligations and liabilities, or any of them, may be contingent and unmatured and notwithstanding that the balances of the accounts, deposits or Obligations may or may not be expressed in the same Currency.

ARTICLE 11
THE AGENTS AND THE ADMINISTRATION OF THE CREDIT FACILITY

11.01                 Appointment and Authorization

(a)                                  Each Lender hereby irrevocably appoints and authorizes the Administrative Agent to be its attorney in its name and on its behalf to exercise such rights or powers granted to the Administrative Agent or the Lenders under this Agreement and the other Loan Documents on the terms specifically provided herein and therein, including, without limitation, the right to consent in writing to matters requiring consent of the Lenders, to amend this Agreement and to waive any Default or Event of Default under this Agreement, together with such powers as are reasonably incidental thereto, the exercise of all such rights and powers to be done in accordance with Sections 11.07 and 11.08 hereof.

(b)                                 Each Tranche A-3 Lender hereby irrevocably appoints and authorizes the European Agent to be its attorney in its name and on its behalf to exercise such rights or powers granted to the European Agent or the European Lenders under this Agreement and the other Loan Documents on the terms specifically provided herein and therein, including, without limitation, the right to consent in writing to matters requiring consent of the European Lenders, together with such powers as are reasonably incidental thereto, the exercise of all such rights and powers to be done in accordance with Sections 11.07 and 11.08 hereof.

(c)                                  Each Tranche C Lender hereby irrevocably appoints and authorizes the Asian Agent to be its attorney in its name and on its behalf to exercise such rights or powers granted to the Asian Agent or the Tranche C Lenders under this Agreement and the other Loan Documents on the terms specifically provided herein and therein, including, without limitation, the right to consent in writing to matters requiring consent of the Tranche C Lenders, together with such powers as are reasonably incidental thereto, the exercise of all such rights and powers to be done in accordance with Sections 11.07 and 11.08 hereof.

(d)                                 As to any matters not expressly provided for by this Agreement or the Loan Documents (including, without limitation, enforcement thereof), an Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Lenders or the Majority Lenders, as the case may be, and such instructions shall be binding upon all Lenders; provided, however, that an Agent shall not be required to take any action which exposes such Agent to liability in such capacity, which could result in such Agent incurring any costs and expenses not contemplated by this Agreement or which is contrary to this Agreement or Applicable Law.

11.02                 Duties and Obligations of Agents

Neither an Agent acting in such capacity nor any of its directors, officers, agents or employees shall be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct.  Without limiting the generality of the foregoing, an Agent:

(a)                                  may assume that there has been no assignment or transfer by any of the Lenders of their rights hereunder unless and until such Agent receives written notice of the assignment thereof from such Lender and such Agent receives a copy of an executed copy of such assignment in the form of Schedule I hereto;

(b)                                 may consult with legal counsel, independent public accountants and other experts selected by the Lenders and shall not be liable to the Lenders for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;

(c)                                  shall incur no liability to the Lenders under or in respect of this Agreement or any of the Loan Documents by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, cable, facsimile or telex) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrowers made or deemed to be made hereunder;

(d)                                 may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge or actual notice to the contrary;

(e)                                  may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any Person upon a certificate signed by or on behalf of such Person;

(f)                                    does not make any warranty or representation to any Lender nor shall it be responsible to any Lender for the accuracy or completeness of the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection therewith;

(g)                                 shall not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of any of the Borrowers or to inspect the property (including the books and records) of Magna or any of its Subsidiaries;

(h)                                 shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of any Loan Document or any instrument or document furnished pursuant thereto; and

(i)                                     may delegate its responsibilities and duties under a Loan Document to an Affiliate if necessary to allow an Agent to fulfill its obligations or responsibilities (or a part thereof) under the Loan Documents and such Affiliate will be afforded the same rights, benefits and protections granted to the delegating Agent under the Loan Documents without the requirement of any further action.

Notwithstanding clauses (d) or (g) above, the Administrative Agent shall promptly notify the European Agent and the Lenders of the occurrence of any Default or Event of Default of which it has actual knowledge or actual notice.

11.03                Agent’s Authority to Deal with Borrowers

With respect to its Rateable Portion of the Credit Facility and the Advances, Rollovers, Conversions and Loans made by it as a Lender, an Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not an Agent, except as otherwise provided in this Agreement.  An Agent may accept deposits from, lend money to, and generally engage in any kind of business with the Borrowers and their respective Subsidiaries or any Affiliate of any of them and any Person which may do business with any of them, all as if it were not an Agent hereunder and without any duties to account therefor to the Lenders.

11.04                 Independent Credit Decisions

(a)                                  Each Lender has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of a Borrower and its Subsidiaries.  Accordingly, each Lender confirms with each of the other Lenders and with the Agents that it has not relied, and will not hereafter rely, on any other Lender or on the Agents (i) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrowers or any other Person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by an Agent), or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrowers or any of their Subsidiaries.

(b)                                 Nothing in this Agreement shall oblige an Agent to carry out any “know your customer” or other checks in relation to any person on behalf of any Lender and each Lender confirms to that Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by an Agent.

11.05                 Indemnification

The Lenders hereby agree to indemnify the Agents (to the extent not reimbursed by the Borrowers), in accordance with their respective Rateable Portions, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against an Agent in any way relating to or arising out of this Agreement or any of the other Loan Documents or any action taken or admitted by an Agent hereunder or thereunder or in respect hereof or thereof; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from an Agent’s bad faith, gross negligence, wilful misconduct or illegal act. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agents promptly upon demand for their Rateable Portion of any out-of-pocket expenses (including counsel fees) incurred by an Agent in connection with the preservation of any rights of the Agents or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement and the other Loan Documents, to the extent that an Agent is not reimbursed for such expenses by the Borrowers.

11.06                 Successor Agents

An Agent may, as hereinafter provided, resign at any time by giving written notice thereof to the Lenders and the Borrowers and may be removed at any time with cause as determined by the Lenders (other than itself).  Upon any such resignation or removal, the Lenders shall have the right to appoint a successor agent (the “Successor Agent”) which shall be one of the Lenders satisfactory to the Borrowers, acting reasonably (although the agreement or consent of the Borrowers is not required if the appointment is made when an Event of Default has occurred and is continuing).  If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent’s giving of notice of resignation, then the retiring Agent may appoint a Successor Agent from among the Lenders, acceptable to the Borrowers acting reasonably (although the agreement or consent of the Borrowers is not required if the appointment is made when an Event of Default has occurred and is continuing).  Upon the acceptance of an appointment as an Agent hereunder by a Successor Agent, such Successor Agent shall thereupon assume the duties and obligations of the retiring Agent and succeed to and become vested with all the rights, powers, privileges of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as an Agent under this Agreement.  The retiring Agent shall cooperate with the Successor Agent in the performance of its duties for a reasonable period of time after such resignation or removal.  After any retiring Agent’s resignation hereunder as an Agent, the provisions of this Article 11 shall continue to enure to its benefit as to any actions taken or omitted to be taken by it while it was an Agent hereunder.

11.07                 Action by and Consent of Lenders

Except as provided in Section 11.08, where the terms of this Agreement or any of the other Loan Documents refer to any action to be taken hereunder or thereunder by the Lenders or to any such action that requires the consent or other determination of the Lenders, the action taken by and the consent or other determination given or made by the Majority Lenders shall, except to the extent that this Agreement expressly provides to the contrary, constitute the action or consent or other determination of the Lenders herein or therein referred to, and an Agent may exercise its powers under Section 11.01 based upon such action, consent or other determination. Notwithstanding the foregoing, where such proposed action or consent only affects the Lenders in a specific Tranche, then in such circumstances only the action taken by and the consent or other determination given or made by the Majority Lenders in such Tranche shall be required.

11.08                Waiver and Amendments

This Agreement and any other Loan Document may be amended or waived in accordance with Section 12.01 provided that any amendment or waiver which:

(a)                                  increases the amount of the Loans or Currency thereof available hereunder or increases any Lender’s Commitment;

(b)                                 decreases the rate or extends any date of payment of interest or mandatory repayment of principal hereunder (to the extent delayed or extended);

(c)                                  decreases the amount of any Obligations due to the Lenders or extends any date of payment of any fee or other amount due hereunder;

(d)                                 changes the Currency of any payment;

(e)                                  releases or discharges, in whole or in part, the Magna Guarantee;

(f)                                    changes the definition of “Majority Lenders”; and

(g)                                 changes this Section 11.08;

shall require the agreement of all the Lenders.  Notwithstanding the foregoing, if any amendment or waiver only affects the Lenders in a specific Tranche, then in such circumstances only the agreement of all of the Lenders in such Tranche shall be required.  An amendment or waiver which changes or relates to the rights and/or obligations of an Agent shall also require the agreement of such Agent thereto.  An amendment or waiver which changes or relates to the rights and/or obligations of an L/C Issuing Lender or a Swingline Lender shall also require the agreement of such L/C Issuing Lender or such Swingline Lender, as applicable, thereto.  Any such waiver and any consent by an Agent or any Lender or any L/C Issuing Lender under any provision of this Agreement must be in writing and may be given subject to any conditions thought fit by the person giving that waiver or consent.  Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

11.09                 Taking and Enforcement of Remedies

(a)                                  Each of the Lenders hereby acknowledges that, to the extent permitted by Applicable Law, the remedies provided hereunder and under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised collectively by the Administrative Agent upon the decision of the Majority Lenders.  Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action with respect to the Credit Facility, including, without limitation, any election of remedies in respect of an Event of Default hereunder, but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Majority Lenders provided that notwithstanding the foregoing, in the absence of instructions from the Majority Lenders (or, to the extent Section 11.08 is applicable, all of the Lenders) and where in the sole opinion of the Administrative Agent the exigencies of the situation warrant such action, the Administrative Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders.  Upon any such written consent being given by the Majority Lenders to the Administrative Agent, each Lender shall cooperate fully with the Administrative Agent to the extent requested by the Administrative Agent in the collective exercise of such rights.  Each Lender shall do all acts and things to make, execute and deliver all agreements and other instruments, including, without limitation, any instruments necessary to effect any registrations, so as to fully carry out the intent and purposes of this Section 11.09(a).

(b)                                 Each of the Lenders shall not seek, take, accept or receive any security for any of the obligations and liabilities of the Borrowers hereunder or under any other document, instrument, writing or agreement ancillary hereto other than such security as is provided hereunder or thereunder and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facility, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement.

(c)                                  Each of the Lenders and the Borrowers further covenants and agrees that all proceeds from the exercise of the rights and remedies (including, without limitation, all amounts for which an Agent is entitled to be indemnified under the provisions hereof) provided hereunder and under the Loan Documents, to the extent permitted by Applicable Law, are held for the benefit of all of the Lenders and shall be shared among the Lenders in accordance with the provisions of this Agreement and any other agreement the Lenders may enter into (with or without the approval or acknowledgement of the Borrowers).  To the extent any Lender receives or is entitled to receive any amount hereunder in excess of the amount of indebtedness owed to it hereunder it shall hold such excess in trust on behalf of and for the benefit of the other Lenders entitled thereto.

11.10                 Reliance by Borrowers Upon Agents

The Borrowers shall be entitled to rely upon any certificate, notice or other document (including any facsimile) or other advice, statement or instruction provided to them by an Agent pursuant to this Agreement, and the Borrowers shall be entitled to deal with an Agent with respect to matters under this Agreement which such Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of such Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document (including any facsimile) or other advice, statement or instruction provided to it by such Agent, notwithstanding any lack of authority of such Agent to provide the same.  Any payment made to an Agent in accordance with the terms of any Loan Document shall be deemed to be payment to the Lenders and the Borrowers shall not be liable for any losses, liabilities or damages suffered or incurred by any Lender to the extent the applicable Agent fails to distribute, in accordance with the terms of any Loan Document, any amounts received and to be distributed by it thereunder.

11.11                 No Liability of Agents

The Agents shall have no responsibility or liability to the Borrowers or any of them on account of the failure of any Lender to perform its obligations hereunder, or to any Lender on account of the failure of a Borrower or any Lender to perform its obligations hereunder.

11.12                 Set-off

Each of the Lenders agrees with each of the other Lenders that if any right of set-off shall be exercised in accordance with Section 10.03 hereof in connection with any Obligations, it shall promptly so advise the Administrative Agent and, to the extent permitted by Applicable Law, the Lenders shall share all such set-offs in accordance with the provisions of Section 11.09 hereof, provided that none of the Lenders shall be liable hereunder to any of the other Lenders by reason of failure to exercise any right of set-off or validly to exercise any right of set-off or by reason of any restriction upon any such sharing.

11.13                 Procedure for Making Loans

(a)                                  Each Tranche A-1 Lender, each Tranche A-2 Lender, each Tranche A-3 Lender and each Tranche C Lender shall, in the absence of other arrangements agreed to by an Agent and the Borrowers in writing, in accordance with Section 3.03 and the Asian Facility Agreements as the case may be, make Loans available to the Canadian Borrowers, the U.S. Borrowers, the European Borrowers and the Asian Borrowers, respectively, as required hereunder by transferring (or causing to be transferred) like funds to such Agent which in turn will transfer such funds in accordance with the instructions of the Canadian Borrowers, the U.S. Borrowers, the European Borrowers or an Asian Borrower, as the case may be, as set forth in the Borrowing Notice in respect of each Loan; provided that the obligation of each Lender hereunder shall be limited to taking such steps as are commercially reasonable to implement such instructions, which steps once taken shall constitute prima facie evidence that such funds were advanced hereunder in accordance with the provisions relating thereto and an Agent and the Lenders shall not be liable for any damages, claims or costs which may be suffered by a Borrower and occasioned by the failure of such Loan to reach the designated destination (in which event the Canadian Borrowers, the U.S. Borrowers, the European Borrowers or the Asian Borrowers, as the case may be, shall for greater certainty be deemed not to have received an Advance hereunder).

(b)                                 If and to the extent any Lender fails to make its Rateable Portion of a Loan available to a Borrower in accordance with any Borrowing Notice, the applicable Agent may make such portion of the Loan available to the applicable Borrower on the Borrowing Date, Rollover Date or Conversion Date, as the case may be, in accordance with the provisions hereof and such Lender agrees to pay to such Agent forthwith on demand such Lender’s Rateable Portion of the Loan and all reasonable costs and expenses incurred by such Agent in connection therewith together with interest thereon (at the rate payable thereunder by the applicable Borrower in respect of such Loan) for each day from the date such amount is made available to such Borrower until the date such amount is paid to such Agent; provided, however, that notwithstanding such obligation if such Lender fails to so pay, the Canadian Borrowers, the U.S. Borrowers, the European Borrowers or an Asian Borrower, as the case may be, shall without prejudice to any rights the Canadian Borrowers, the U.S. Borrowers, the European Borrowers or an Asian Borrower, as the case may be, may have against such Lender, repay such amount to such Agent forthwith after demand therefor by such Agent.  The amount payable to an Agent pursuant hereto shall be as set forth in a certificate delivered by such Agent to such Lender and the Canadian Borrowers, the U.S. Borrowers, the European Borrowers or an Asian Borrower, as the case may be, (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be prima facie evidence of such amount.  If such Lender makes the payment to an Agent required herein, the amount so paid (otherwise than in respect of such costs, charges and expenses of such Agent) shall constitute such Lender’s Rateable Portion of the Loan for purposes of this Agreement.  The failure of any Lender to make its Rateable Portion of the Loan shall not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of the Loan on the Borrowing Date, Rollover Date or Conversion Date, as the case may be, but no Lender shall be responsible for the failure of any other Lender to make the Rateable Portion of the Loan to be made by such other Lender on the date of any Advance, Rollover or Conversion, as the case may be.

11.14                 Remittance of Payments

Forthwith upon the receipt of any notice of payment by a Borrower hereunder, the applicable Agent shall give notice to each Lender of the amount of the payment to be made to it on such day and all other relevant particulars of such payment.  Subject to Section 11.17, forthwith after receipt of any repayment or payment of any Loans (including any partial payment by a Borrower) under the Credit Facility or any payment of interest or fees payable by a Borrower hereunder, the applicable Agent shall remit to each Lender that has made such Loans a portion (the “Repayment Portion”) of such repayment, payment, interest or fees calculated proportionately in accordance with the respective Loan amounts outstanding funded by each Lender.  Following the declaration by the Administrative Agent pursuant to the terms of Section 10.02 that all Obligations are due and payable, all payments by a Borrower and all amounts received by an Agent will be applied to each Lender proportionately in accordance with the respective Loan amounts outstanding from each Lender under the Credit Facility.  If an Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to each Lender its Repayment Portion of such payment and the applicable Borrower fails to make such payment, each of the Lenders agrees to repay to such Agent forthwith on demand such Lender’s Repayment Portion of the payment made pursuant hereto together with all reasonable costs and expenses incurred by such Agent in connection therewith and interest thereon at the applicable rate for each day from the date such amount is remitted to the Lenders.

11.15                 Redistribution of Payments

If at any time prior to the Lenders’ declaration that all Obligations are due and payable pursuant to Section 10.02, any Lender (an “Overpaid Lender”) has received or recovered any amount (an “Excess Amount”) in payment on account of the Obligations of one of the Borrowers to such Overpaid Lender (whether by means of a voluntary or involuntary payment by such Borrower, through the exercise of a right of set-off or otherwise) which is in excess of the Overpaid Lender’s Rateable Portion of the aggregate of all payments on account of the Obligations of such Borrower to the Lenders in respect of the Obligations, then:

(a)                                  such Overpaid Lender shall pay to the applicable Agent an amount equal to the Excess Amount;

(b)                                 such Agent shall treat such payment as a payment made to it by a Canadian Borrower, a U.S. Borrower, a European Borrower or an Asian Borrower, as the case may be, in respect of Obligations outstanding under the applicable Tranche to the applicable Lenders and shall distribute such payment among the applicable Lenders in accordance with their respective Rateable Portions;

(c)                                  the Excess Amount originally paid to the Overpaid Lender shall, once received by an Agent in accordance with the terms hereof, cease to be treated as a payment on account of the Obligations by the applicable Borrower to such Overpaid Lender and the Obligations that were reduced by the Excess Amount shall be automatically reinstated (for greater certainty, this is not intended to require double payment by such Borrower of any Obligations);

(d)                                 as between a Canadian Borrower, a U.S. Borrower, a European Borrower or an Asian Borrower, as the case may be, and each applicable Lender, the portion of the Excess Amount received by the Lender from such Agent shall be treated as having been paid by such Borrower to such Lender in respect of such Obligations on the day of the receipt thereof; and

(e)                                  such Agent shall give notice to a Canadian Borrower, a U.S. Borrower, a European Borrower or an Asian Borrower, as the case may be, of all relevant particulars of the payment to such Agent of the Excess Amount and the redistribution by such Agent of such payment;

provided that if the Overpaid Lender is subsequently required (whether by order of a court or otherwise) to repay any portion of the Excess Amount to a Borrower, each Lender shall forthwith pay its applicable share (based on the share of such Excess Amount received by such Lender of such portion to such Agent for the account of the Overpaid Lender.  For the purposes of paragraph (b) above and the proviso to this Section 11.15, the Rateable Portion of any Lender shall be calculated with reference to any Obligations outstanding under the applicable Tranche in respect of the Overpaid Lender.

11.16                 Several Liability

The obligations of each Lender and of each Agent under this Agreement are several and not joint or joint and several.  The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agents or the Borrowers of any of their respective obligations hereunder.  Neither an Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder.

11.17                 Adjustments to Reflect Rateable Portions

(a)                                  In connection with any Advance, Conversion or Rollover under the Credit Facility or any reimbursement or repayment of any of the Obligations, an Agent shall, in its sole and unfettered discretion, have the right (but not the obligation) to make adjustments of the amount of such Advance, Conversion or Rollover advanced or paid by any Lender in order to maintain or readjust the aggregate balance of the Loans made by each Lender so that they are in the same proportion as the Rateable Portion of each Lender.  Each Lender agrees, upon the request of an Agent at any time and from time to time (whether before or after the occurrence of an Event of Default) to make such payments as may be necessary to maintain or readjust the Obligations in accordance with its Rateable Portion.

(b)                                 If upon the Lenders’ declaration that all Obligations are due and payable pursuant to Section 10.02, with respect to any Lender, the aggregate of all outstanding Loans made by such Lender is less than its Rateable Portion of the aggregate of all outstanding Loans, an Agent may, by written notice, require such Lender to pay to such Agent, for the credit of the other Lenders, such amount so as to bring the aggregate of all outstanding Loans made by the Lender equal to its Rateable Portion of the aggregate of all outstanding Loans.  An Agent shall credit the funds received from such Lender to any other Lender or Lenders, as it may determine in its discretion, so as to render the aggregate of the outstanding Loans made by each Lender equal to the Rateable Portion of each Lender of all outstanding Loans.

(c)                                  No purchase by a Lender of a swingline loan pursuant to any of Sections 3.08, 3.09, 3.10 or 3.11 shall require such Lender to exceed its Commitment in respect to such Tranche.

11.18                 Distribution of Notices, etc

Promptly after receipt by an Agent of any notice, document or communication which is delivered to an Agent hereunder on behalf of the Lenders or any group of Lenders, such Agent shall provide a copy thereof to each applicable Lender.

11.19                 Partial Payments

(a)                                  If an Agent receives a payment that is insufficient to discharge all the amounts then due and payable by a Borrower under the Loan Documents, such Agent shall apply that payment towards the obligations of that Borrower under the Loan Documents in the following order:

(i)                                     firstly, in or towards payment of any unpaid fees, costs and expenses of such Agent under the Loan Documents;

(ii)                                  secondly, in or towards payment of any accrued interest, fee or commission due but unpaid under this Agreement based on each Lender’s Rateable Portion;

(iii)                               thirdly, in or towards payment of any principal due but unpaid under this Agreement based on each Lender’s Rateable Portion; and

(iv)                              fourthly, in or towards payment of any other sum due but unpaid under the Loan Documents based on each Lender’s Rateable Portion;

(b)                                 The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

11.20                 Non-Funding Lenders

(1)                                  Each Non-Funding Lender shall be required to provide to the Administrative Agent (A) cash or Cash Equivalents in an amount equal to 105% of such Non-Funding Lender’s Rateable Portion of the face amount of outstanding Letters of Credit, and (B) cash or Cash Equivalents in an amount, as shall be determined from time to time by the Administrative Agent in its discretion, equal to all other obligations of such Non-Funding Lender to the Agents that are owing or may become owing pursuant to this Agreement, including, without limitation, such Non-Funding Lender’s obligation to pay its Rateable Portion of any indemnification or expense reimbursement amounts not paid by a Borrower.  Such cash or Cash Equivalents shall be held by the Administrative Agent in one or more cash collateral accounts which accounts shall be in the name of the Administrative Agent and shall not be required to be interest bearing. The Administrative Agent shall be entitled to apply the foregoing cash and Cash Equivalents in accordance with Section 11.20(3).  Notwithstanding anything in this Agreement to the contrary, each of the Funding Lenders in Tranche A-1, Tranche A-2, Tranche A-3 or Tranche C, as applicable, shall be responsible to fund, subject to not exceeding their Commitments in such Tranche and in an amount based on its Rateable Portion, the Rateable Portion of a Letter of Credit attributable to a Non-Funding Lender.  The foregoing obligation of the Lenders shall not be applicable with respect to a Letter of Credit should there be both a Non-Funding Lender and should there exist a Default or Event of Default at the time such Letter of Credit is issued.  For certainty, no Lender shall be required to fund amounts in excess of their Commitment in a Tranche. The foregoing shall not derogate or relieve a Non-Funding Lender of its obligations under this Agreement.   For certainty, an L/C Issuing Lender shall not be required to issue a Letter of Credit should the outstanding Advances in such Tranche (inclusive of such proposed Letter of Credit) exceed the Commitments of the Funding Lenders.

(2)                                  Neither an Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non-Funding Lender) for any action taken or omitted to be taken by it in connection with amounts payable by a Borrower to a Non-Funding Lender and received and deposited by the Administrative Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Administrative Agent as determined by a final non-appealable judgement of a court of competent jurisdiction.

(3)                                  The Administrative Agent shall be entitled to set off any Non-Funding Lender’s Rateable Portion of all payments received from a Borrower against such Non-Funding Lender’s obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Loan Documents.  The Administrative Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Administrative Agent all amounts (whether principal, interest, fees or otherwise) received by an Agent and due to a Non-Funding Lender pursuant to this Agreement which amounts shall be used by the Administrative Agent (A) first, to reimburse (I) the Agents for any amounts owing to it by the Non-Funding Lender pursuant to any Loan Document, and then to reimburse (II) a Swingline Lender for any amounts paid by it that has not been fully reimbursed due to such Non-Funding Lender not funding its Rateable Portion of the applicable Advance, (B) second, to repay any Advances made by a Lender in order to fund a shortfall created by a Non-Funding Lender which repayment shall be in the form of an assignment by each such Lender of such Advance to the Non-Funding Lender, (C) third, (I) first, to cash collateralize all other obligations of such Non-Funding Lender to the Agents owing pursuant to this Agreement in such amount as shall be determined from time to time by the Administrative Agent in its discretion including, without limitation, such Non-Funding Lender’s obligation to pay its Rateable Portion of any indemnification or expense reimbursement amounts not paid by a Borrower and (II), second, to maintain cash collateral for a Non-Funding Lender’s Rateable Portion of reimbursement obligations for Letters of Credit, and (D) fourth, at the Administrative Agent’s discretion, to fund from time to time the Non-Funding Lender’s Rateable Portion of Advances under the Credit Facility.

(4)                                  For certainty, a Non-Funding Lender shall have no voting or consent rights with respect to matters under this Agreement or other Loan Documents except that it shall be entitled to vote in respect to any matter that has the effect of increasing its Commitment or forgiving the requirement by a Borrower to repay Advances owing to it.  Accordingly, the Commitments and the aggregate unpaid principal amount of the Advances owing to any Non-Funding Lender shall be disregarded in determining Majority Lenders and all Lenders or all affected Lenders.  Notwithstanding the foregoing, should a Non-Funding Lender (i) fund all outstanding Advances that it previously failed to fund and pay all other amounts owing to the Agents, and (ii) confirm in writing to the Administrative Agent that there is no reasonable likelihood that it will subsequently again become a Non-Funding Lender, then such Lender shall thereafter be entitled to vote and shall have consent rights in the same manner and fashion as if it were not a Non-Funding Lender.

ARTICLE 12
GENERAL

12.01                 Amendment

Except as provided in Section 11.08, any provision of this Agreement or any other Loan Document (other than an Asian Facility Agreement) may be amended only if the Borrowers and the Majority Lenders so agree in writing.

12.02                 Credit Information

Each Lender shall be entitled from time to time to exchange credit information relating to each Borrower and its Restricted Subsidiaries with any other Lender and to obtain such information, directly or indirectly, from any credit reporting agency or credit bureau, and the Lenders shall not be liable to a Borrower or any Restricted Subsidiary by reason of any act or omission of the Lenders or any other Person in obtaining or exchanging such credit information as aforesaid or declining or failing to do so.

12.03                 No Set-Off by the Borrowers

The amounts payable by the Borrowers hereunder or by a Borrower under any other Loan Document shall not be subject to any deduction, withholding, set-off or counterclaim by a Borrower for any reason whatsoever, unless a deduction or withholding is required by law.

12.04                 Reliance by the Lenders

The Lenders and the Agents shall be entitled to rely upon any schedule, certificate, statement, report, notice or other document or written communication (including any facsimile or other means of electronic communication) of a Borrower and upon the advice and statements of agents, legal counsel, accountants, appraisers, consultants and other experts selected by them, in each case reasonably believed by them to be genuine and correct.

12.05                 Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid first-class mail, by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice, if mailed by prepaid first-class mail at any time other than during or within three Banking Days prior to a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Banking Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Banking Day following the sending (other than in the case of Borrowing Notices, which shall be deemed to have been received on the Banking Day sent), or if delivered by hand shall be deemed to have been received at the time it is delivered, to the applicable address or facsimile number, as the case may be, noted in Schedule J hereto either to the individual designated in Schedule J hereto or to a senior employee of the addressee at such address (and, in the case of the Agents, at the same department within such Agent) with responsibility for matters to which the information relates.  Notice of change of address shall also be governed by this Section.  In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by facsimile or other means of electronic communication and shall be deemed to have been received in accordance with this Section. Notices and other communications from an Agent to any Lender shall be delivered or transmitted as advised by such Lender to such Agent from time to time.

12.06                 Further Assurances

Whether before or after the happening of an Event of Default, each Borrower shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered by its Subsidiaries or other Persons, all such further acts, documents and things in connection with the Credit Facility and the Loan Documents as the Majority Lenders may reasonably require from time to time for the purpose of giving effect to the Loan Documents, all promptly upon the request of the Administrative Agent.

12.07                 Assignment

(a)                                  Subject to Sections 2.01(k) and 2.01(l) and any applicable Asian Facility Agreement, no Borrower shall assign or transfer all or any part of its rights or benefits hereunder without the prior written consent of all of the Lenders.  A Lender may not assign all or any part of its rights and obligations under the Loan Documents to a Borrower or an Affiliate of Magna.

(b)                                 None of the Lenders shall assign or transfer all or any part of its rights and obligations under the Loan Documents (or change its lending office in circumstances where the consequences of making such change would result in increased costs to a Borrower) (A) without the prior written consent of Magna (such consent not to be unreasonably withheld, it being understood, however, that it would be reasonable for Magna to withhold the consent if the assignment or transfer would result in a breach of the Ten Non-Bank Rule or the Twenty Non-Bank Rule) (which consent is not required if (x) an Event of Default has occurred and is continuing, provided that for greater certainty no assignment or transfer that would result in a breach of the Ten Non-Bank Rule or the Twenty Non-Bank Rule shall be permitted if an Event of Default has occurred and is continuing, or (y) the assignment or transfer is to another Lender, an Affiliate of a Lender or to a branch of the assigning Lender so long as such branch is controlled by the legal entity making the assignment and the effect of such assignment (whether such assignment is to an Affiliate or to a branch) does neither result in increased costs to a Borrower, nor in a breach of the Ten Non-Bank Rule or the Twenty Non-Bank Rule), and (B) without the prior written consent of the Administrative Agent, the applicable Swingline Lenders and the applicable L/C Issuing Lenders (such consent not to be unreasonably withheld and, in the case of the Swingline Lenders and the L/C Issuing Lenders, such consent to be granted if the new Lender is an L/C Eligible New Lender and which consent is not required if such assignment or transfer is to another Lender or to a branch of the assigning Lender so long as such branch is controlled by the legal entity making the assignment and the effect of such assignment does not result in increased costs to a Borrower).  In the event that such consent is obtained or is not required, each Lender may assign or transfer in amounts to any one Person of not less than the lesser of $10,000,000 and the entirety of such Lender’s rights and obligations under the Loan Documents (subject to no minimum amounts following the occurrence and continuance of an Event of Default or if the assignment is pursuant to Sections 2.01(i) or (j), 3.12 or 3.18), in accordance with the following provisions:

(i)                                     the assigning or transferring Lender (the “Assignor”) and the assignee or transferee (the “Assignee”) shall enter into an assignment agreement in the form of Schedule I hereto (the “Assignment”);

(ii)                                  the Assignor shall pay a fee to (a) the Administrative Agent in respect to such assignment in the amount of $3,500, (b) in the case of an assignment of any portion of the Tranche A-3 Commitment Amount, the European Agent in respect to such assignment in the amount of $3,500 and (c) in the case of assignment of any portion of the Tranche C Commitment Amount, the Asian Agent in respect to such assignment in the amount of $3,500;

(iii)                               the Borrowers agree that the Assignment shall be effective upon the date provided in the Assignment and the Assignee shall thereafter be and be treated as a Lender for all purposes of this Agreement and the other Loan Documents and shall be entitled to the full benefit hereof and thereof to the extent of such benefits as are transferred to it by the Assignor and subject to the obligations of the Assignor to the same extent as if the Assignee were an original party in respect of the rights and obligations transferred to and assumed by it and the Assignor in respect of such assignment shall be released and discharged accordingly;

(iv)                              the Administrative Agent shall notify the Borrowers of the identity of the Assignee substituted for such Lender and the rights and obligations assigned or transferred to the Assignee forthwith after the assignment or transfer shall have become effective and Schedule F shall be deemed so amended without the need of any further action and the Borrowers shall, upon request made by the Administrative Agent, execute and deliver such assurances as may be reasonably requested by the Administrative Agent to confirm the release and discharge provided for in clause (iii) above; and

(v)                                 prior to the occurrence of an Event of Default, without Magna’s further prior written consent, no such assignment or transfer shall be permitted that would cause a Borrower to be obligated to make any payments under Sections 3.05, 3.12, 3.18 or 6.05 arising on and as at the date of, and as a result of such assignment or transfer that it was not otherwise obligated to pay to the Assignor as of such date or would not be obligated to pay but for such assignment or transfer.

(c)                                  A Lender may grant participations in all or any part of its rights and obligations under the Loan Documents without the prior written consent of the Borrowers and without the prior written consent of the Administrative Agent, the applicable Swingline Lenders and the applicable L/C Issuing Lenders provided that with respect to the grant of any participation:

(i)                                     the obligations and responsibilities of the granting Lender (the “Grantor”) hereunder (including, without limitation, its Commitments hereunder) shall remain unchanged and the Grantor shall remain fully liable for all its obligations and responsibilities hereunder to the same extent as if such participation had not been granted;

(ii)                                  the Grantor shall administer the participation of the participating Person (the “Participant”) and neither the Participant nor the Borrowers shall have any rights against or obligations to, or deal directly with, each other in respect of the participation of the Participant;

(iii)                               no Participant under any such participation shall have any rights under the Loan Document or any right to approve any amendment or waiver of any provision of this Agreement or any other Loan Document, or any consent to any departure by any Borrower therefrom; and

(iv)                              within 30 days of the effective date of such participation, such Lender shall provide notice of such participation to Magna.

(d)                                 Any assignment, transfer or grant by a Lender as contemplated by this Section 12.07 will not constitute a repayment by a Canadian Borrower, a U.S. Borrower, a European Borrower, a Mexican Borrower or an Asian Borrower to the Grantor or Assignor, as the case may be, of such Lender’s Rateable Portion of Loans, nor an advance to a Canadian Borrower, a U.S. Borrower, a European Borrower, a Mexican Borrower or an Asian Borrower by the Assignee or Participant, as the case may be, and the parties acknowledge that the Borrowers’ obligations hereunder with respect to the assigned or transferred portion of Loans will continue and not constitute new obligations.

(e)                                  Notwithstanding anything herein to the contrary, any Tranche A-2 Lender may at any time assign and pledge all or any portion of its U.S. Notes and the Obligations owing to such Lender from time to time under Tranche A-2 to any U.S. Federal Reserve Bank as collateral security pursuant to Regulation A of the F.R.S. Board and any applicable Operating Circular issued by such Federal Reserve Bank.

(f)                                    In addition to the assignment requirements contained in Section 12.07, any Assignee under Tranche C shall also be required to comply with any terms in the applicable Asian Facility Agreement governing assignments or transfers by Lenders.

(g)                                 Without prejudice to the requirement of a consent of Magna (where such consent is required) as provided for in this Section 12.07, any portion of the Tranche A-3 Commitment Amount borrowed by a Swiss Borrower may be assigned, transferred or granted by a Lender as contemplated by this Section 12.07 prior to or after the occurrence of an Event of Default provided always that such assignment, transfer or grant shall not breach, or not result in a breach of, the Ten Non-Bank Rule or the Twenty Non-Bank Rule.

12.08                 Exchange of Information

The Lenders may provide to any proposed assignee, transferee or participant such information concerning the financial position and the operations of the Borrowers and the Restricted Subsidiaries as, in the reasonable opinion of the Lenders, may be relevant or useful in connection with the Credit Facility or any portion thereof proposed to be acquired by such assignee or participant, provided that each recipient of such information agrees not to make any other use of the information and to the extent that such information is not public, not to disclose such non-public information to any other Person.

12.09                 Currency Conversion and Indemnity

If, in connection with any action or proceeding brought in connection with this Agreement or any of the Loan Documents or any judgment or order obtained as a result thereof, it becomes necessary to convert any amount due hereunder in one Currency (the “first Currency”) into another Currency (the “second Currency”), then the conversion shall be made at the Conversion Rate on the first Banking Day prior to the day on which payment is received.  If the conversion is not able to be made in the manner contemplated by the preceding sentence in the jurisdiction in which the action or proceeding is brought, then the conversion shall be made at the Conversion Rate on the day on which the judgment is given.  If the Conversion Rate on the date of payment is different from the Conversion Rate on such first Banking Day or on the date of judgment, as the case may be, the Borrowers shall pay such additional or lesser amount (if any) in the second Currency as may be necessary to ensure that the amount paid on such payment date is the aggregate amount in the second Currency which, when converted at the Conversion Rate on the date of payment, is the amount due in the first Currency, together with all costs, charges and expenses of conversion.  Any additional amount owing by the Borrowers to the Lenders pursuant to the provisions of this Section shall be due as a separate debt and shall give rise to a separate cause of action and shall not be affected by or merged into any judgment obtained for any other amounts due under or in respect of this Agreement or any of the other Loan Documents.

12.10                 Attorney for Service

Each of the Borrowers (other than Magna) irrevocably appoints Magna, at the address specified in Schedule J hereto, its authorized attorney and agent to accept and acknowledge, for and on behalf of each such Borrower service of any and all process in the Province of Ontario, Canada in any suit, action or proceeding arising out of or relating to this Agreement.  Each Borrower (other than Magna) agrees that service of process upon such attorney and agent by delivering a copy thereof, addressed to the Corporate Secretary, in care of such attorney and agent, at such address, shall be conclusively deemed to have come to the notice of each such Borrower at the time of such delivery and shall constitute in every respect valid and effective personal service upon each such Borrower at the time of such delivery, and that failure by such attorney and agent to give notice of such service to each such Borrower shall not affect the validity or effect of such service or any judgment or order based thereon or therefrom.  Each Borrower (other than Magna) irrevocably authorizes and directs such attorney and agent to accept service on its behalf and to appear on its behalf in such suit, action or proceeding.  Each Borrower (other than Magna) further agrees to take all action as may be necessary to confirm and continue in full force and effect the appointment of such attorney and agent so that until the repayment in full of all Obligations of the Borrowers hereunder and the termination of the Lenders’ Commitments hereunder each such Borrower shall have an attorney and agent for service of process in the Province of Ontario, Canada.

12.11                 Counterparts

This Agreement may be signed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute one and the same instrument.

12.12                 Successors

This Agreement shall enure to the benefit of and be binding upon the Borrowers, the Lenders, the Agents and their respective permitted successors and permitted assigns.

12.13                 Entire Agreement

This Agreement together with all other Loan Documents constitute the entire agreement between the parties to this Agreement with respect to the Credit Facility and the other matters contemplated in this Agreement as of the date of this Agreement,.

12.14                 Waiver of Jury Trial

THE BORROWERS, THE LENDERS, THE AGENTS AND THE L/C ISSUING LENDERS EACH WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY

CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR ANY LENDER, AGENT-RELATED PERSON, PARTICIPANT OR ASSIGNEE, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE.  THE BORROWERS, THE LENDERS, THE AGENTS AND THE L/C ISSUING LENDERS EACH AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY.  WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS OR ANY PROVISION HEREOF OR THEREOF.  THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

12.15                 USA Patriot Act

Each Lender that is subject to the requirements of the USA Patriot Act (31 U.S.C. Section 5318) (the “Act”) hereby notifies each Borrower pursuant to the requirements of the Act as follows:

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT.  To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account, including any deposit account, treasury management account, loan, other extension of credit, or other financial services product. What this means for a Borrower: When a Borrower opens an account, if such Borrower is an individual, such Lenders will ask for such Borrower’s name, residential address, tax identification number, date of birth, and other information that will allow such Lenders to identify a Borrower, and, if a Borrower is not an individual, such Lenders will ask for such Borrower’s name, tax identification number, business address, and other information that will allow such Lenders to identify such Borrower.  Such Lenders may also ask, if a Borrower is an individual, to see a Borrower’s driver’s license or other identifying documents, and, if a Borrower is not an individual, to see a Borrower’s legal organizational documents or other identifying documents.

As used in this Section 12.15, “account” means a formal banking relationship established to provide or engage in services, dealings, or other financial transactions including a deposit account, a transaction or asset account, a credit account, or other extension of credit.  Account also includes a relationship established to provide a safety deposit box or other safekeeping services, or cash management, custodian, and trust services. Each Borrower agrees to provide the applicable Lenders with any other information required by Section 326 of the Act or necessary for such Lenders to verify the identity of a Borrower as required by Section 326 of the Act.  The Borrowers represent that neither any Borrower nor any of its Subsidiaries or Affiliates appears on any list of known or suspected terrorists or terrorist organizations issued by any government agency, including without limitation such list in the United States included in Executive Order 13224 and the Specially Designated Nationals List published by the Office of Foreign Assets Control, and none of their funds or assets constitute property of, or are beneficially owned directly or indirectly by, any Person on any such list.  Each Borrower agrees to notify the Lenders promptly if it or any of its Subsidiaries or Affiliates appears on any such list at any time or if any of the other representations in this Section is no longer true at any time.

12.16                 Anti-Money Laundering Legislation

The Borrowers acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Agents may be required to obtain, verify and record information regarding the Borrowers, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrowers, and the transactions contemplated hereby.  The Borrowers shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agents, or any prospective assignee or participant of a Lender or an Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

Each of the Lenders agrees that the Agents have no obligation to ascertain the identity of a Borrower or any authorized signatories of a Borrower on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from a Borrower or any such authorized signatory in doing so.

12.17                 Confidentiality

Each Agent and each of the Lenders will maintain, and each of the Lenders shall advise its Participants of the requirement to maintain, on a confidential basis (except as otherwise permitted hereunder, as required by Applicable Law or as may be required from a Lender or its Affiliates by a regulatory, governmental, judicial or administrative authority and if so required notice of such requirement is conveyed by such Person to Magna to the extent permitted by Applicable Law) all information relating to the Borrowers and their Subsidiaries provided to it hereunder by or on behalf of the Borrowers or any of its Subsidiaries; provided, however, that this Section 12.17 shall not apply to any information which (i) was in the public domain at the time of communication to the Agent or such Lender, (ii) enters the public domain through no fault of the Agent or such Lender subsequent to the time of communication to the Agent or such Lender, (iii) was in the possession of the Agent or such Lender free of any obligation of confidence at the time of communication to the Agent or such Lender, or (iv) was communicated to the Agent or such Lender free of any obligation of confidence subsequent to the time of initial communication to the Agent or such Lender.  Notwithstanding the foregoing, each Agent and each of the Lenders may disclose such confidential information to other Lenders or to those of its Affiliates, professional advisors, insurers or re-insurers having a need to know such confidential information in carrying out their responsibilities to such Agent or Lender and then only if they have been expressly advised of the confidential nature of such information.

12.18                 Return of Mexican Notes

The Mexican Swingline Lenders shall, if applicable, at the request of the Mexican Borrower, promptly return the Mexican Notes upon repayment in full by the Mexican Borrower of all its obligations hereunder and termination of Commitments under the Mexican Swingline Facility.

12.19                 Indebtedness Owing by Asian Borrowers

The Tranche C Lenders and the Asian Borrowers acknowledge and agree that all Advances to the Asian Borrowers pursuant to the Restated Credit Agreement and the Asian Facility Agreements (as defined in the Restated Credit Agreement) that are not repaid on the Closing Date shall be deemed to be Advances hereunder and under the Asian Facility Agreements without the requirement of any further action or documentation.  All such deemed Advances shall bear interest and attract fees in accordance with the provisions of this Agreement commencing on the date of this Agreement.

12.20                 Paying Agent Appointed by Asian Agent

Any paying agent appointed by the Asian Agent pursuant to Clause 2.2(c) (Payment Method, Repayment and Account Management) of the PRC Supplement shall have the benefit of all protections (including, without limitation, indemnity and exculpatory provisions) given to the Asian Agent under the Loan Documents.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

MAGNA INTERNATIONAL INC.

Per:	/s/ “Vince Galifi”
	Name:	Vincent J. Galifi
	Title:	Executive Vice-President and Chief Financial Officer

Per:	/s/ “Paul Brock”
	Name:	Paul H. Brock
	Title:	Vice-President and Treasurer

MAGNA TREASURY SERVICES LP, by its general partner, MAGNA TREASURY SERVICES INC.

Per:	/s/ “Paul Brock”
	Name:	Paul H. Brock
	Title:	Vice-President and Treasurer

Per:	/s/ “Riccardo Trecroce”
	Name:	Riccardo Trecroce
	Title:	Vice-President and General Counsel – North America

MAGNA INTERNATIONAL OF AMERICA, INC.

Per:	/s/ “Vince Galifi”
	Name:	Vincent J. Galifi
	Title:	Executive Vice-President and Chief Financial Officer

Per:	/s/ “Jeff Palmer”
	Name:	Jeffrey O. Palmer
	Title:	Executive Vice-President and Chief Legal Officer

S1

This Agreement was executed outside Belgium.

NEW MAGNA INVESTMENTS NV, GENK, BELGIEN, ZWEIGNIEDERLASSUNG STEINHAUSEN

Per:	/s/ “Ralf Hupe”
	Name:	Ralf Hupe
	Title:	Authorized Signing Officer

Per:	/s/ “Peter Nideroest”
	Name:	Peter Nideroest
	Title:	Authorized Signing Officer

MAGNA INTERNACIONAL DE MEXICO, S.A. DE C.V.

Per:	/s/ “Vince Galifi”
	Name:	Vincent J. Galifi
	Title:	Executive Vice-President and Chief Financial Officer

Per:	/s/ “Jeff Palmer”
	Name:	Jeffrey O. Palmer
	Title:	Executive Vice-President and Chief Legal Officer

MAGNA INTERNATIONAL (HONG KONG) LIMITED

Per:	/s/ “Vince Galifi”
	Name:	Vincent J. Galifi
	Title:	Executive Vice-President and Chief Financial Officer

Per:	/s/ “Jeff Palmer”
	Name:	Jeffrey O. Palmer
	Title:	Executive Vice-President and Chief Legal Officer

MAGNA TECHNOLOGY AND TOOLING SYSTEMS (TIANJIN) CO., LTD.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Riccardo Trecroce”
	Name:	Riccardo Trecroce
	Title:	Vice-President and General Counsel – North America

MAGNA POWERTRAIN (CHANGZHOU) CO., LTD.

Per:	/s/ “Bassem Shakeel”
	Name:	Bassem A. Shakeel
	Title:	Vice-President and Secretary

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

MAGNA AUTOMOTIVE TECHNOLOGY AND SERVICE (SHANGHAI) CO., LTD.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Riccardo Trecroce”
	Name:	Riccardo Trecroce
	Title:	Vice-President and General Counsel – North America

GUANGDONG DONNELLY ZHENHUA AUTOMOTIVE SYSTEMS CO., LTD.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Bassem Shakeel”
	Name:	Bassem A. Shakeel
	Title:	Vice-President and Secretary

MAGNA DONNELLY (SHANGHAI) AUTOMOTIVE TECHNOLOGY CO., LTD.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Riccardo Trecroce”
	Name:	Riccardo Trecroce
	Title:	Vice-President and General Counsel – North America

MAGNA DONNELLY (SHANGHAI) AUTOMOTIVE SYSTEMS CO., LTD.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Bassem Shakeel”
	Name:	Bassem A. Shakeel
	Title:	Vice-President and Secretary

MAGNA POWERTRAIN KOREA INC.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Riccardo Trecroce”
	Name:	Riccardo Trecroce
	Title:	Vice-President and General Counsel – North America

COSMA AUTOMOTIVE (SHANGHAI) CO., LTD.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Bassem Shakeel”
	Name:	Bassem A. Shakeel
	Title:	Vice-President and Secretary

MAGNA CLOSURES (KUNSHAN) CO., LTD.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Riccardo Trecroce”
	Name:	Riccardo Trecroce
	Title:	Vice-President and General Counsel – North America

MAGNA (FUZHOU) AUTOMOTIVE SEATING CO., LTD.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Bassem Shakeel”
	Name:	Bassem A. Shakeel
	Title:	Vice-President and Secretary

MAGNA SUXING ELECTRONICS (ZHANGJIAGANG) CO., LTD.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Riccardo Trecroce”
	Name:	Riccardo Trecroce
	Title:	Vice-President and General Counsel – North America

MAGNA AUTOMOTIVE PARTS (SUZHOU) CO., LTD.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Bassem Shakeel”
	Name:	Bassem A. Shakeel

	Title:	Vice-President and Secretary

MAGNA STEYR AUTOMOTIVE TECHNOLOGY (SHANGHAI) LTD.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Riccardo Trecroce”
	Name:	Riccardo Trecroce
	Title:	Vice-President and General Counsel – North America

COSMA AUTOMOTIVE (CHONGQING) CO., LTD.

Per:	/s/ “Pat McCann”
	Name:	Patrick W.D. McCann
	Title:	Vice-President, Finance

Per:	/s/ “Bassem Shakeel”
	Name:	Bassem A. Shakeel
	Title:	Vice-President and Secretary

THE BANK OF NOVA SCOTIA, as Administrative Agent

Per:	/s/ “Jim Beninger”
	Name:	Jim Beninger
	Title:	Director

Per:	/s/ “Robert Boomhour”
	Name:	Robert Boomhour
	Title:	Director

THE BANK OF NOVA SCOTIA, as European Agent

Per:	/s/ “Jim Beninger”
	Name:	Jim Beninger
	Title:	Director

Per:	/s/ “Robert Boomhour”
	Name:	Robert Boomhour
	Title:	Director

CITICORP INTERNATIONAL LIMITED, as Asian Agent

Per:	/s/ “Eros Lai”
	Name:	Eros Lai
	Title:	Vice-President

Per:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Tranche A-1 Lender

Per:	/s/ “Eric Read”
	Name:	Eric W. Read
	Title:	Director

Per:	/s/ “Vik Sidhu”
	Name:	Vik Sidhu
	Title:	Associate Director

CITIBANK, N.A., CANADIAN BRANCH, as Tranche A-1 Lender

Per:	/s/ “Ashwin Natarajan”
	Name:	Ashwain Natarajan
	Title:	Authorized Signatory

Per:
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Tranche A-1 Lender

Per:	/s/ “Medina Sales de Andrade”
	Name:	Medina Sales de Andrade
	Title:	Vice-President

Per:
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Tranche A-1 Lender

Per:	/s/ “Scott Black”
	Name:	Scott Black
	Title:	Executive Director

Per:	/s/ “Steve Nishimura”
	Name:	Steve Nishimura
	Title:	Managing Director

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), as Tranche A-1 Lender

Per:	/s/ “Robert Pagé”
	Name:	Robert Pagé
	Title:	Managing Director

Per:	/s/ “Paul Primavesi”
	Name:	Paul Primavesi
	Title:	Director

BANK OF TOKYO-MITSUBISHI UFJ (CANADA), as Tranche A-1 Lender

Per:	/s/ “Neil Ghai”
	Name:	Neil Ghai
	Title:	Vice-President

Per:
Name:
Title:

BNP PARIBAS CANADA, as Tranche A-1 Lender

Per:	/s/ “Jack Shuai”
	Name:	Jack Shuai
	Title:	Vice-President, Corporate and Investment Banking

Per:	/s/ “Abhoy Vaidya”
	Name:	Abhoy Vaidya
	Title:	Managing Director & Head Global Transaction Banking – Canada

EXPORT DEVELOPMENT CANADA, as Tranche A-1 Lender

Per:	/s/ “Chris Timbrell”
	Name:	Chris Timbrell
	Title:	Sr. Financing Manager

Per:	/s/ “Andrew Baechler”
	Name:	Andrew Baechler
	Title:	Financing Manager

COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES, as Tranche A-1 Lender

Per:	/s/ “Michael Ravelo”
	Name:	Michael Ravelo
	Title:	Vice-President

Per:	/s/ “Raquel Pellegrino”
	Name:	Raquel Pellegrino
	Title:	Associate

THE ROYAL BANK OF SCOTLAND, N.V. (CANADA) BRANCH, as Tranche A-1 Lender

Per:	/s/ “Shehan De Silva”
	Name:	Shehan J. De Silva
	Title:	Vice-President

Per:	/s/ “David Wright”
	Name:	David Wright
	Title:	Head TPM Canada

RAIFFEISEN BANK INTERNATIONAL AG, as Tranche A-1 Lender

Per:	/s/ “B Mathiaschitz”
	Name:	B. Mathiaschitz
	Title:	Authorized Signatory

Per:	/s/ “Monika Grünanger”
	Name:	Monika Grünanger
	Title:	Authorized Signatory

BANK OF MONTREAL, as Tranche A-1 Lender

Per:	/s/ “Martin Stevenson”
	Name:	Martin Stevenson
	Title:	Director

Per:
Name:
Title:

ROYAL BANK OF CANADA, as Tranche A-1 Lender

Per:	/s/ “Chris Cowan”
	Name:	Chris Cowan
	Title:	Authorized Signatory

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Tranche A-1 Lender

Per:	/s/ “Sanup Gupta”
	Name:	Sanup Gupta
	Title:	Vice-President

Per:	/s/ “Tim Thomas”
	Name:	Tim Thomas
	Title:	Managing Director

CREDIT SUISSE AG, TORONTO BRANCH as Tranche A-1 Lender

Per:	/s/ “Jane Brean”
	Name:	Jane Brean
	Title:	Director

Per:	/s/ “Chris Gage”
	Name:	Chris Gage
	Title:	Vice-President

ING BANK N.V., DUBLIN BRANCH, as Tranche A-1 Lender

Per:	/s/ “Emma Condon”
	Name:	Emma Condon
	Title:	Vice-President

Per:	/s/ “Aidan Neill”
	Name:	Aidan Neill
	Title:	Director

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Tranche A-1 Lender

Per:	/s/ “Richard Duker”
	Name:	Richard W. Duker
	Title:	Managing Director

Per:
Name:
Title:

BAYERISCHE LANDESBANK, ACTING THROUGH ITS NEW YORK BRANCH, as Tranche A-1 Lender

Per:	/s/ “Rolf Siebert”
	Name:	Rolf Siebert
	Title:	Senior Vice-President

Per:	/s/ “Michael Hintz”
	Name:	Michael Hintz
	Title:	First Vice-President

BANCO SANTANDER, S.A., NEW YORK BRANCH, as Tranche A-1 Lender

Per:	/s/ “Jorge Saavedra”
	Name:	Jorge Saavedra
	Title:	Executive Director

Per:	/s/ “Jesus Lopez”
	Name:	Jesus Lopez
	Title:	Senior Vice-President

ICICI BANK CANADA, as Tranche A-1 Lender

Per:	/s/ “Sandeep Goel”
	Name:	Sandeep Goel
	Title:	Vice-President & Chief Risk Officer

Per:	/s/ “Anthony Coulthard”
	Name:	Anthony Coulthard
	Title:	V.P., Legal & Corporate Secretary

THE BANK OF NOVA SCOTIA, as Tranche A-2 Lender

Per:	/s/ “Eric Read”
	Name:	Eric W. Read
	Title:	Director

Per:	/s/ “Vik Sidhu”
	Name:	Vik Sidhu
	Title:	Associate Director

CITIBANK N.A., as Tranche A-2 Lender

Per:	/s/ “Michael Vondriska”
	Name:	Michael Vondriska
	Title:	Vice-President

Per:
Name:
Title:

BANK OF AMERICA, N.A., as Tranche A-2 Lender

Per:	/s/ “Gabriela Millhorn”
	Name:	Gabriela Millhorn
	Title:	Managing Director

Per:
Name:
Title:

CIBC INC., as Tranche A-2 Lender

Per:	/s/ “Michael Gewietz”
	Name:	Michael Gewietz
	Title:	Executive Director

Per:	/s/ “Dominic Sorresco”
	Name:	Dominic Sorresco
	Title:	Authorized Signatory

SOCIÉTÉ GÉNÉRALE, as Tranche A-2 Lender

Per:	/s/ “Ambrish Thanawala”
	Name:	Ambrish Thanawala
	Title:	Managing Director

Per:
Name:
Title:

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Tranche A-2 Lender

Per:	/s/ “S Hughes”
	Name:	S. Hughes
	Title:	Managing Director

Per:
Name:
Title:

BNP PARIBAS CANADA, as Tranche A-2 Lender

Per:	/s/ “Jack Shuai”
	Name:	Jack Shuai
	Title:	Vice-President, Corporate and Investment Banking

Per:	/s/ “Abhoy Vaidya”
	Name:	Abhoy Vaidya
	Title:	Managing Director & Head Global Transaction Banking – Canada

EXPORT DEVELOPMENT CANADA, as Tranche A-2 Lender

Per:	/s/ “Chris Timbrell”
	Name:	Chris Timbrell
	Title:	Sr. Financing Manager

Per:	/s/ “Andrew Baechler”
	Name:	Andrew Baechler
	Title:	Financing Manager

RAIFFEISEN BANK INTERNATIONAL AG, as Tranche A-2 Lender

Per:	/s/ “B Mathiaschitz”
	Name:	B. Mathiaschitz
	Title:	Authorized Signatory

Per:	/s/ “Monika Grünanger”
	Name:	Monika Grünanger
	Title:	Authorized Signatory

COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES, as Tranche A-2 Lender

Per:	/s/ “Michael Ravelo”
	Name:	Michael Ravelo
	Title:	Vice-President

Per:	/s/ “Raquel Pellegrino”
	Name:	Raquel Pellegrino
	Title:	Associate

THE ROYAL BANK OF SCOTLAND, N.V. (CANADA) BRANCH, as Tranche A-2 Lender

Per:	/s/ “Shehan De Silva”
	Name:	Shehan J. De Silva
	Title:	Vice-President

Per:	/s/ “David Wright”
	Name:	David Wright
	Title:	Head TPM Canada

BANK OF MONTREAL, CHICAGO BRANCH, as Tranche A-2 Lender

Per:	/s/ “Joseph W Linder”
	Name:	Joseph W. Linder
	Title:	Vice-President

Per:
Name:
Title:

ROYAL BANK OF CANADA, as Tranche A-2 Lender

Per:	/s/ “Jennifer Lee-You”
	Name:	Jennifer Lee-You
	Title:	Attorney-in-Fact

Per:
Name:
Title:

TORONTO DOMINION (TEXAS) LLC, as Tranche A-2 Lender

Per:	/s/ “Debbi L. Brho”
	Name:	Debbi L. Brho
	Title:	Authorized Signatory

Per:
Name:
Title:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Tranche A-2 Lender

Per:	/s/ “Shaheen Malik”
	Name:	Shaheen Malik
	Title:	Vice-President

Per:	/s/ “Rahul Parmar”
	Name:	Rahul Parmar
	Title:	Associate

ING BANK N.V., DUBLIN BRANCH, as Tranche A-2 Lender

Per:	/s/ “Emma Condon”
	Name:	Emma Condon
	Title:	Vice-President

Per:	/s/ “Aidan Neill”
	Name:	Aidan Neill
	Title:	Director

JPMORGAN CHASE BANK, N.A., as Tranche A-2 Lender

Per:	/s/ “Richard Duker”
	Name:	Richard W. Duker
	Title:	Managing Director

Per:
Name:
Title:

BAYERISCHE LANDESBANK, ACTING THROUGH ITS NEW YORK BRANCH, as Tranche A-2 Lender

Per:	/s/ “Rolf Siebert”
	Name:	Rolf Siebert
	Title:	Senior Vice-President

Per:	/s/ “Michael Hintz”
	Name:	Michael Hintz
	Title:	First Vice-President

BANCO SANTANDER, S.A., NEW YORK BRANCH, as Tranche A-2 Lender

Per:	/s/ “Jorge Saavedra”
	Name:	Jorge Saavedra
	Title:	Executive Director

Per:	/s/ “Jesus Lopez”
	Name:	Jesus Lopez
	Title:	Senior Vice-President

ICICI BANK CANADA, as Tranche A-2 Lender

Per:	/s/ “Sandeep Goel”
	Name:	Sandeep Goel
	Title:	Vice-President & Chief Risk Officer

Per:	/s/ “Anthony Coulthard”
	Name:	Anthony Coulthard
	Title:	V.P., Legal & Corporate Secretary

THE BANK OF NOVA SCOTIA, as Tranche A-3 Lender

Per:	/s/ “Eric Read”
	Name:	Eric W. Read
	Title:	Director

Per:	/s/ “Vik Sidhu”
	Name:	Vik Sidhu
	Title:	Associate Director

CITIBANK, N.A., LONDON BRANCH, as Tranche A-3 Lender

Per:	/s/ “Richard Burham”
	Name:	Richard Burham
	Title:	Managing Director

Per:
Name:
Title:

BANK OF AMERICA, N.A., LONDON BRANCH, as Tranche A-3 Lender

Per:	/s/ “Gary Saint”
	Name:	Gary Saint
	Title:	Vice-President

Per:
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Tranche A-3 Lender

Per:	/s/ “Scott Black”
	Name:	Scott Black
	Title:	Executive Director

Per:	/s/ “Steve Nishimura”
	Name:	Steve Nishimura
	Title:	Managing Director

SOCIÉTÉ GÉNÉRALE, as Tranche A-3 Lender

Per:	/s/ “Philippe Fournier”
	Name:	Philippe Fournier
	Title:	Deputy Global Head Client Relationships

Per:
Name:
Title:

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., LONDON BRANCH, as Tranche A-3 Lender

Per:	/s/ “Hidekazo Horikoshi”
	Name:	Hidekazo Horikoshi
	Title:	GM – EBD Management

Per:
Name:
Title:

BNP PARIBAS (SUISSE) SA, as Tranche A-3 Lender

Per:	/s/ “J. Hobi”
	Name:	J. Hobi
	Title:	Head of CTBE Switzerland

Per:	/s/ “Hartmut Zengerle”
	Name:	Hartmut Zengerle
	Title:	Senior Relationship Manager

EXPORT DEVELOPMENT CANADA, as Tranche A-3 Lender

Per:	/s/ “Chris Timbrell”
	Name:	Chris Timbrell
	Title:	Sr. Financing Manager

Per:	/s/ “Andrew Baechler”
	Name:	Andrew Baechler
	Title:	Financing Manager

COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES, as Tranche A-3 Lender

Per:	/s/ “Michael Ravelo”
	Name:	Michael Ravelo
	Title:	Vice-President

Per:	/s/ “Raquel Pellegrino”
	Name:	Raquel Pellegrino
	Title:	Associate

THE ROYAL BANK OF SCOTLAND, N.V. (CANADA) BRANCH, as Tranche A-3 Lender

Per:	/s/ “Shehan De Silva”
	Name:	Shehan J. De Silva
	Title:	Vice-President

Per:	/s/ “David Wright”
	Name:	David Wright
	Title:	Head TPM Canada

RAIFFEISEN BANK INTERNATIONAL AG, as Tranche A-3 Lender

Per:	/s/ “B Mathiaschitz”
	Name:	B. Mathiaschitz
	Title:	Authorized Signatory

Per:	/s/ “Monika Grünanger”
	Name:	Monika Grünanger
	Title:	Authorized Signatory

BANK OF MONTREAL IRELAND PLC, as Tranche A-3 Lender

Per:	/s/ “Alan Lynch”
	Name:	Alan Lynch
	Title:	Chief Financial Officer

Per:	/s/ “Finbarr Farrell”
	Name:	Finbarr Farrell
	Title:	Authorised Signatory

ROYAL BANK OF CANADA, as Tranche A-3 Lender

Per:	/s/ “Aba de Faynoua”
	Name:	Aba de Faynoua
	Title:	VP, Corporate Banking

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Tranche A-3 Lender

Per:	/s/ “James N Stewart”
	Name:	James N. Stewart
	Title:	Regional Head of Credit Management London

Per:
Name:
Title:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Tranche A-3 Lender

Per:	/s/ “Shaheen Malik”
	Name:	Shaheen Malik
	Title:	Vice-President

Per:	/s/ “Rahul Parmar”
	Name:	Rahul Parmar
	Title:	Associate

ING BANK N.V., DUBLIN BRANCH, as Tranche A-3 Lender

Per:	/s/ “Emma Condon”
	Name:	Emma Condon
	Title:	Vice-President

Per:	/s/ “Aidan Neill”
	Name:	Aidan Neill
	Title:	Director

JPMORGAN CHASE BANK N.A., LONDON BRANCH, as Tranche A-3 Lender

Per:	/s/ “Richard Duker”
	Name:	Richard W. Duker
	Title:	Managing Director

Per:
Name:
Title:

BAYERISCHE LANDESBANK, ACTING THROUGH ITS NEW YORK BRANCH, as Tranche A-3 Lender

Per:	/s/ “Rolf Siebert”
	Name:	Rolf Siebert
	Title:	Senior Vice-President

Per:	/s/ “Michael Hintz”
	Name:	Michael Hintz
	Title:	First Vice-President

BANCO SANTANDER S.A. LONDON BRANCH, as Tranche A-3 Lender

Per:	/s/ “Hector Garcia-Armeylo”
	Name:	Hector Garcia-Armeylo
	Title:	V.P.

Per:	/s/ “Graeme Marks”
	Name:	Graeme Marks
	Title:	Managing Director

ICICI BANK CANADA, as Tranche A-3 Lender

Per:	/s/ “Sandeep Goel”
	Name:	Sandeep Goel
	Title:	Vice-President & Chief Risk Officer

Per:	/s/ “Anthony Coulthard”
	Name:	Anthony Coulthard
	Title:	V.P., Legal & Corporate Secretary

SCOTIABANK INVERLAT, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SCOTIABANK INVERLAT, as Tranche B Lender

Per:	/s/ “Javier Olivera”
	Name:	Javier Olivera
	Title:	Managing Director

Per:	/s/ “Edgar Luises”
	Name:	Edgar Luises
	Title:	Director, Structuring and Execution

CITIBANK N.A., HONG KONG BRANCH, as Tranche C Lender

Per:	/s/ “Angelique Tan”
	Name:	Angelique Tan
	Title:	Director

Per:
Name:
Title:

BNP PARIBAS HONG KONG BRANCH, as Tranche C Lender

Per:	/s/ “Lawrence Mak”
	Name:	Lawrence Mak
	Title:	Head of Corporate Banking Group

Per:	/s/ “Diana Ng”
	Name:	Diana Ng
	Title:	Managing Director, Coverage, HK

Schedule A

Canadian Borrowing Notice - Tranche A-1

To:	The Bank of Nova Scotia, as Administrative Agent Global Wholesale Services, Loan Operations 720 King Street West, 2nd Floor Toronto, Ontario M5V 2T3 Attention: Director Fax: (416) 866-5991

And To:	The Bank of Nova Scotia Corporate Banking, Loan Syndications 62nd Floor, 40 King Street W., Scotia Plaza Toronto, Ontario M5W 2X6 Attention: Managing Director Fax: (416) 866-3329

Re:	Magna International Inc. (“Magna”) and Magna Treasury Services LP (“Magna Treasury”) (each a “Canadian Borrower” and collectively the “Canadian Borrowers”)

Reference is made to a credit agreement (as it may be amended, modified, supplemented, restated or replaced from time to time, the “Credit Agreement”) dated as of July 8, 2011 among the Borrowers, the other borrowers party thereto, the Lenders party thereto and the Agents named therein.  All terms used in this Borrowing Notice which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement.

[Magna/Magna Treasury] hereby requests a Loan under Tranche A-1 as follows:

1.	Type of Loan:
2.	Amount of Loan (or, in the case of a Banker’s Acceptances, aggregate face amount of Bankers’ Acceptances to be accepted):
3.	Currency of Loan:
4.	Borrowing Date, Rollover Date or Conversion Date, as applicable:
5.	Interest Period, BA Period or Letter of Credit term, as applicable:
6.	Beneficiary of Letter of Credit, as applicable:
7.	L/C Issuing Lender:
8.	Maturity Date, as applicable:
9.	Whether a Letter of Credit is a standby letter of credit or letter of guarantee:
10.	Subsidiary on behalf of whom the Letter of Credit is being issued, if other than a Borrower:
11.	Account to be credited (if any):

12.	If Rollover or Conversion of another Loan, provide details of other Loan:

(a) Type:

(b) Amount:

(c) Maturity Date

13.	If a renewal of a Letter of Credit, provide details of existing Letter of Credit:

(a) Amount:

(b) Beneficiary:

(c) Maturity Date:

If this Borrowing Notice is delivered in respect of an Advance, [Magna/Magna Treasury] hereby certifies that all of the representations and warranties in Section 7.01 of the Credit Agreement are true and correct in all material respects on the date hereof as if made on and as of the date hereof (except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty shall be true and correct as at such date or for such period of time), and that no Default or Event of Default has occurred and is continuing nor will any Default or Event of Default occur upon giving effect to the aforementioned Advance.

If this Borrowing Notice is delivered in respect of an Advance, all of the conditions precedent to an Advance contained in Section [9.01] [9.02] of the Credit Agreement to be complied with in order to obtain an Advance have been fully complied with.

DATED this            day of                     ,                     .

[MAGNA INTERNATIONAL INC. or MAGNA TREASURY SERVICES LP by its general partner Magna Treasury Services Inc.]

Per:
Name:
Title:

Per:
Name:
Title:

A-2

Schedule B

U.S. Borrowing Notice - Tranche A-2

To:	The Bank of Nova Scotia, as Administrative Agent Global Wholesale Services, Loan Operations 720 King Street West, 2nd Floor Toronto, Ontario M5V 2T3 Attention: Director Fax: 416-866-5991

And To:	The Bank of Nova Scotia Corporate Banking, Loan Syndications 62nd Floor, 40 King Street W., Scotia Plaza Toronto, Ontario M5W 2X6 Attention: Managing Director Fax: (416) 866-3329

Re:	Magna International of America, Inc. (the “U.S. Borrower”)

Reference is made to a credit agreement (as it may be amended, modified, supplemented, restated or replaced from time to time, the “Credit Agreement”) dated as of July 8, 2011 among the Borrower, the other Borrowers party thereto, the Lenders party thereto and the Agents named therein.  All terms used in this Borrowing Notice which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement.

The US Borrower hereby requests a Loan under Tranche A-2 as follows:

1.	Type of Loan:
2.	Amount of Loan:
3.	Currency of Loan:
4.	Borrowing Date, Rollover Date or Conversion Date, as applicable:
5.	Interest Period, or Letter of Credit term, as applicable
6.	Beneficiary of Letter of Credit, as applicable:
7.	L/C Issuing Lender:
8.	Maturity Date, as applicable:
9.	Whether a Letter of Credit is a standby letter of credit or letter of guarantee:
10.	Subsidiary on behalf of whom the Letter of Credit is being issued, if other than a Borrower:
11.	Account to be credited (if any):
12.	If Rollover or Conversion of another Loan, provide details of other Loan:

(a) Type:

(b) Amount:

(c) Maturity Date:

13.	If a renewal of a Letter of Credit, provide details of existing Letter of Credit:

(a) Amount:

(b) Beneficiary:

(c) Maturity Date:

If this Borrowing Notice is delivered in respect of an Advance, the U.S. Borrower hereby certifies that all of the representations and warranties in Section 7.01 of the Credit Agreement are true and correct in all material respects on the date hereof as if made on and as of the date hereof (except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty should be true and correct as at such date or for such period of time), and that no Default or Event of Default has occurred and is continuing nor will any Default or Event of Default occur upon giving effect to the aforementioned Advance.

If this Borrowing Notice is delivered in respect of an Advance, all of the conditions precedent to an Advance contained in Section [9.01] [9.02] of the Credit Agreement to be complied with by the Borrowers have been fully complied with.

DATED this               day of                          ,                       .

MAGNA INTERNATIONAL OF AMERICA, INC.

Per:
Name:
Title:

Per:
Name:
Title:

B-2

Schedule C

European Borrowing Notice — Tranche A-3

To:	The Bank of Nova Scotia, as European Agent Global Wholesale Services, Loan Operations 720 King Street West, 2nd Floor Toronto, Ontario M5V 2T3 Attention: Director Fax number: (416) 866-5991

And To:	The Bank of Nova Scotia Corporate Banking, Loan Syndications 62nd Floor, 40 King Street W., Scotia Plaza Toronto, Ontario M5W 2X6 Attention: Managing Director Fax: (416) 866-3329

Re:	New Magna Investments NV, Genk, Belgien, Zweigniederlassung Steinhausen (the “European Borrower”)

Reference is made to a credit agreement (as it may be amended, modified, supplemented, restated or replaced from time to time, the “Credit Agreement”) dated as of July 8, 2011 among the Borrower, the other Borrowers party thereto, the Lenders party thereto and the Agents named therein.  All terms used in this Borrowing Notice which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement.

The European Borrower hereby requests a Loan under Tranche A-3 as follows:

1.	Type of Loan:
2.	Amount of Loan:
3.	Currency of Loan:
4.	Borrowing Date, Rollover Date or Conversion Date, as applicable:
5.	Interest Period or Letter of Credit term, as applicable:
6.	L/C Issuing Lender:
7.	Beneficiary of Letter of Credit, as applicable:
8.	Maturity Date, as applicable:
9.	Whether a Letter of Credit is a standby letter of credit or letter of guarantee:
10.	Subsidiary on behalf of whom the Letter of Credit is being issued, if other than a Borrower:
11.	Account to be credited (if any):

12.	If Rollover or Conversion of another Loan, provide details of other Loan:

	(a) Type:	Libor

(b) Amount:

(c) Maturity Date:

13.	If a renewal of a Letter of Credit, provide details of existing Letter of Credit:

(a) Amount:

(b) Beneficiary:

(c) Maturity Date:

If this Borrowing Notice is delivered in respect of an Advance, the European Borrower hereby certifies that all of the representations and warranties in Section 7.01 of the Credit Agreement are true and correct in all material respects on the date hereof as if made on and as of the date hereof (except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty should be true and correct as at such date or for such period of time), and that no Default or Event of Default has occurred and is continuing nor will any Default or Event of Default occur upon giving effect to the aforementioned Advance.

If this Borrowing Notice is delivered in respect of an Advance, all of the conditions precedent to an Advance contained in Section [9.01] [9.02] of the Credit Agreement to be complied with by the Borrowers have been fully complied with.

DATED this                   day of                   ,                   .

NEW MAGNA INVESTMENTS NV, GENK, BELGIEN, ZWEIGNIEDERLASSUNG STEINHAUSEN

Per:
Name:
Title:

Per:
Name:
Title:

C-2

Schedule D

European Swingline Loan Notice

To:	BNP Paribas (Suisse) SA CIB Client Services 2, Place de Hollande 1204 Genève Switzerland Attention: Nathalie Gruetter Tel: +41 58 212 9001 Fax: +41 58 212 9742

cc:	The Bank of Nova Scotia Corporate Banking, Loan Syndications 62nd Floor, 40 King Street W., Scotia Plaza Toronto, Ontario M5W 2X6 Attention: Managing Director Fax: (416) 866-3329

Re:	New Magna Investments NV, Genk, Belgien, Zweigniederlassung Steinhausen (the “Borrower”)

Reference is made to a credit agreement (as it may be amended, modified, supplemented, restated or replaced from time to time, the “Credit Agreement”) dated as of July 8, 2011 among the Borrower, the other Borrowers party thereto, the Lenders party thereto and the Agents named therein.  All terms used in this Borrowing Notice which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement.

The Borrower hereby requests a European Swingline Loan under Tranche A-3 as follows:

1.	Amount of Loan in Euro:

2.	Borrowing Date:

3.	Account to be credited (if any):

4.	Repayment Date:

The Borrower hereby certifies that all of the representations and warranties in Section 7.01 of the Credit Agreement are true and correct in all material respects on the date hereof as if made on and as of the date hereof (except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty should be true and correct as at such date or for such period of time), and that no Default or Event of Default has occurred and is continuing nor will any Default or Event of Default occur upon giving effect to the aforementioned Advance.

If this Borrowing Notice is delivered in respect of an Advance, all of the conditions precedent to an Advance contained in Section [9.01] [9.02] of the Credit Agreement to be complied with by the Borrowers have been fully complied with.

DATED this                  day of                      ,                      .

NEW MAGNA INVESTMENTS NV, GENK, BELGIEN, ZWEIGNIEDERLASSUNG STEINHAUSEN

Per:
Name:
Title:

Per:
Name:
Title:

D-2

Schedule E

Mexican Borrowing Notice — Tranche B

To:

Scotiabank Inverlat S.A., Institucion de Banca Multiple
Grupo Financiero Scotiabank Inverlat
Blvd. M. Avila Camacho No. 1
Piso 1
Col. Lomas de Chapultepec
Mexico, D.F., C.P. 11009
Attention: Edgar Luises Castro, Christa Almada Galindo y Gabriel Lugo Iribe
Fax: (55) 5229-2010

And To:	The Bank of Nova Scotia Corporate Banking, Loan Syndications 62nd Floor, 40 King Street W., Scotia Plaza Toronto, Ontario M5W 2X6 Attention: Managing Director Fax: (416) 866-3329

Re:	Magna Internacional de Mexico, S.A. de C.V. (the “Mexican Borrower”)

Reference is made to a credit agreement (as it may be amended, modified, supplemented, restated or replaced from time to time, the “Credit Agreement”) dated as of July 8, 2011 among the Borrower, the other Borrowers party thereto, the Lenders party thereto and the Agents named therein.  All terms used in this Borrowing Notice which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement.

The Mexican Borrower hereby requests a Loan under Tranche B as follows:

1.	Type of Loan:
2.	Amount of Loan:
3.	Currency of Loan:
4.	Borrowing Date, Rollover Date or Conversion Date, as applicable:
5.	Interest Period or Letter of Credit term, as applicable:
6.	L/C Issuing Lender:
7.	Beneficiary of Letter of Credit, as applicable:
8.	Maturity Date, as applicable:
9.	Whether a Letter of Credit is a standby letter of credit or letter of guarantee:
10.	Subsidiary on behalf of whom the Letter of Credit is being issued, if other than a Borrower:
11.	Account to be credited (if any):

12.	If Rollover or Conversion of another Loan, provide details of other Loan:

(a) Type:

(b) Amount:

(c) Maturity Date:

13.	If a renewal of a Letter of Credit, provide details of existing Letter of Credit:

(a) Amount:

(b) Beneficiary:

(c) Maturity Date:

If this Borrowing Notice is delivered in respect of an Advance, the Mexican Borrower hereby certifies that all of the representations and warranties in Section 7.01 of the Credit Agreement are true and correct in all material respects on the date hereof as if made on and as of the date hereof (except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty should be true and correct as at such date or for such period of time), and that no Default or Event of Default has occurred and is continuing nor will any Default or Event of Default occur upon giving effect to the aforementioned Advance.

If this Borrowing Notice is delivered in respect of an Advance, all of the conditions precedent to an Advance contained in Section [9.01] [9.02] of the Credit Agreement to be complied with by the Borrowers have been fully complied with.

DATED this                 day of                        ,                       .

MAGNA INTERNACIONAL DE MEXICO, S.A. DE C.V.

Per:
Name:
Title:

Per:
Name:
Title:

E-2

Schedule F

Commitment Amounts

Tranche A

Tranche A-1 Lender	Commitment

The Bank of Nova Scotia		[***]

Citibank, N.A., Canadian Branch		[***]

Bank of America, N.A., Canada Branch		[***]

Canadian Imperial Bank of Commerce		[***]

Société Générale (Canada Branch)		[***]

Bank of Tokyo-Mitsubishi UFJ (Canada)		[***]

BNP Paribas Canada		[***]

Export Development Canada		[***]

Commerzbank AG New York and Grand Cayman Branches		[***]

The Royal Bank of Scotland, N.V. (Canada) Branch		[***]

Raiffeisen Bank International AG		[***]

Bank of Montreal		[***]

Royal Bank of Canada		[***]

The Toronto-Dominion Bank		[***]

Credit Suisse AG, Toronto Branch		[***]

ING Bank N.V., Dublin Branch		[***]

JPMorgan Chase Bank, N.A., Toronto Branch		[***]

Bayerische Landesbank, acting through its New York Branch		[***]

Banco Santander, S.A., New York Branch		[***]

ICICI Bank Canada		[***]

Tranche A-1 Commitment Amount	U.S.$	1,680,000,000

Tranche A-2 Lender	Commitment

The Bank of Nova Scotia		[***]

Citibank N.A.		[***]

Bank of America, N.A.		[***]

CIBC INC.		[***]

Société Générale		[***]

The Bank of Tokyo-Mitsubishi UFJ, Ltd.		[***]

BNP Paribas Canada		[***]

Export Development Canada		[***]

Commerzbank AG New York and Grand Cayman Branches		[***]

The Royal Bank of Scotland, N.V. (Canada) Branch		[***]

Raiffeisen Bank International AG		[***]

Bank of Montreal, Chicago Branch		[***]

Royal Bank of Canada		[***]

Toronto Dominion (Texas) LLC		[***]

Credit Suisse AG, Cayman Islands Branch		[***]

ING Bank N.V., Dublin Branch		[***]

JPMorgan Chase Bank, N.A.		[***]

Bayerische Landesbank, acting through its New York Branch		[***]

Banco Santander, S.A., New York Branch		[***]

ICICI Bank Canada		[***]

Tranche A-2 Commitment Amount	U.S.$	200,000,000

Tranche A-3 Lender	Commitment

The Bank of Nova Scotia		[***]

Citibank, N.A., London Branch		[***]

Bank of America, N.A., London Branch		[***]

Canadian Imperial Bank of Commerce		[***]

Société Générale		[***]

The Bank of Tokyo-Mitsubishi UFJ, Ltd., London Branch		[***]

BNP Paribas (Suisse) SA		[***]

Export Development Canada		[***]

Commerzbank AG New York and Grand Cayman Branches		[***]

The Royal Bank of Scotland, N.V. (Canada) Branch		[***]

Raiffeisen Bank International AG		[***]

Bank of Montreal Ireland PLC		[***]

Royal Bank of Canada		[***]

The Toronto-Dominion Bank		[***]

Credit Suisse AG, Cayman Islands Branch		[***]

ING Bank N.V., Dublin Branch		[***]

JPMorgan Chase Bank N.A., London Branch		[***]

Bayerische Landesbank, acting through its New York Branch		[***]

Banco Santander S.A. London Branch		[***]

ICICI Bank Canada		[***]

Tranche A-3 Commitment Amount	U.S.$	250,000,000

Tranche B

Tranche B Lender	Commitment

Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat		[***]

Tranche B Commitment Amount	U.S.$	20,000,000

Tranche C Lender	Commitment

Citibank N.A., Hong Kong Branch		[***]

BNP Paribas Hong Kong Branch		[***]

Tranche C Commitment Amount	U.S.$	100,000,000

Schedule G

U.S. Note

U.S. $	Date:	,

FOR VALUE RECEIVED, the undersigned, Magna International of America, Inc. (the “U.S. Borrower”), promises to pay to the order of the applicable Tranche A-2 Lender (the “Lender”) the principal sum of                             MILLION DOLLARS (U.S. $      ,000,000) or, if less, the aggregate unpaid principal amount of the Lender’s Rateable Portion of all Loans to the U.S. Borrower under Tranche A-2 of the Credit Facility pursuant to that certain credit agreement, dated as of July 8, 2011 (together with all amendments and other modifications, if any, from time to time thereafter made thereto, the “Credit Agreement”), among the U.S. Borrower, the other Borrowers party thereto, the Lenders party thereto, the Agents and such other Persons as are, or may from time to time become, parties thereto.

The U.S. Borrower also promises to pay interest on the unpaid principal amount hereof from time to time outstanding to the Lender from the date hereof until maturity (whether by acceleration or otherwise) and, after maturity, until paid, at the rates per annum and on the dates specified in the Credit Agreement.

Payments of both principal and interest are to be made in lawful money of the Currency in which it was borrowed in same day or immediately available funds to the account designated by the applicable Agent pursuant to the Credit Agreement.

This promissory note is a U.S. Note referred to in, and evidences Loans made under, the Credit Agreement, to which reference is made for a statement of the terms and conditions on which the U.S. Borrower is permitted and required to make prepayments and repayments of principal of the Loans evidenced by this U.S. Note and on which such Loans may be declared to be immediately due and payable.  Unless otherwise defined, terms used herein have the meanings provided in the Credit Agreement.

All parties hereto, whether as makers, endorsers, or otherwise, severally waive presentment for payment, demand, protest and notice of dishonour, and diligence in collection or bringing suit.

All terms and expressions used herein with initial capital letters not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

This U.S. Note shall be governed by and construed in accordance with the laws of the Province of Ontario and the U.S. Borrower and the Lender hereby irrevocably attorn to the jurisdiction of the courts of Ontario.

MAGNA INTERNATIONAL OF AMERICA, INC.

Per:
Name:
Title:

Per:
Name:
Title:

Schedule H

Excluded Subsidiaries

NIL

Schedule I

Form of Assignment

Dated                            ,

Reference is made to the credit agreement made as of July 8, 2011 (as it may be amended, modified, supplemented, restated or replaced from time to time, the “Credit Agreement”), among Magna International Inc., the other Borrowers party thereto, the Lenders party thereto and the Agents named therein.  Terms defined in the Credit Agreement are used herein as therein defined.

                                                 (the “Assignor”) and                                (the “Assignee”) agree as follows:

1.             The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a  % interest in and to all of the Assignor’s rights and obligations under the Credit Agreement to the extent they relate to Tranche         as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Commitment with respect to Tranche         as in effect on the Effective Date, the Obligations owing to the Assignor under Tranche         and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Loan Documents).

2.             The Assignor (i) represents and warrants that as of the date hereof its Commitment with respect to Tranche         is U.S. $                        (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of Obligations owing to it under Tranche         is U.S. $                      (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Loan Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the members of the Magna Group or the performance or observance by the Borrowers of any of their obligations under the Loan Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Agents, the Lenders and the Borrowers of the assignment to the Assignee hereunder.

3.             The effective date of this Assignment (the “Effective Date”) shall be                           .

4.             The Assignee hereby agrees to the specific Commitment of U.S. $                            with respect to Tranche           .

5.             As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Loan Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Loan Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment and the Credit Agreement, relinquish its rights and be released from its obligations under the Loan Documents.

6.             The Assignor and Assignee shall make all appropriate adjustments in payments under the Loan Documents for periods prior to the Effective Date directly between themselves.

7.             This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]

By:
Title

[ASSIGNEE]

By:
Title

Address

Attention:
Telefax:

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:
Name:
Title:

By:
Name:
Title:

I-2

AGREED AND CONSENTED TO BY THE UNDERSIGNED: [Note:  Not required if an Event of Default has occurred and is continuing]

MAGNA INTERNATIONAL INC.

By:
Name:
Title:

By:
Name:
Title:

I-3

Schedule J

Addresses for Notice

(a)                                  if to any Borrower:

Magna International Inc.
337 Magna Drive
Aurora, Ontario  L4G 7K1

Attention:	Treasurer
Fax number:	(905) 726-7166

with a copy to:
Attention:  Corporate Secretary
Fax Number: (905) 726-2603

(b)                                 if to the Administrative Agent, for Schedules A and B:

The Bank of Nova Scotia, as Canadian Agent

Global Wholesale Services, Loan Operations

720 King Street West, 2nd Floor

Toronto, Ontario  M5V 2T3

Attention:	Director
Fax number:	(416) 866-5991

(c)                                  if to Administrative Agent, for Schedules C and D:

The Bank of Nova Scotia, as European Agent

Global Wholesale Services, Loan Operations

720 King Street West, 2nd Floor

Toronto, Ontario  M5V 2T3

Attention:	Director
Fax number:	(416) 866-5991

(d)                                 if to Administrative Agent, for Schedule E:

Scotiabank Inverlat S.A., Institucion de Banca Multiple
Grupo Financiero Scotiabank Inverlat
Blvd. M. Avila Camacho No. 1
Piso 1
Col. Lomas de Chapultepec
Mexico, D.F., C.P. 11009

Attention:              Edgar Luises Castro, Benjamin Ampudia Alvarez y Gabriel Lugo Uribe
Fax:         (55) 5229-2010

(e)                                  if to Administrative Agent, other than for Schedules A through E:

The Bank of Nova Scotia
Corporate Banking, Loan Syndications
40 King Street West

62nd Floor
Toronto, Ontario M5W 2X6

Attention:	Managing Director
Fax Number:	(416) 866-3329

(f)                                    if to the Asian Agent:

Citicorp International Limited
9th Floor, Two Harbourfront
22 Tak Fung Street
Hung Hom, Kowloon, Hong Kong

Attn: Patrick Wong/ Michelle Chong
Tel: 852 2306 6675/ 2306 8090
Fax: 852 2621 3183
Email: chun.ho.patrick.wong@citi.com/ michelle.chong@citi.com

J-2

Schedule K

Compliance Certificate

TO:	THE BANK OF NOVA SCOTIA, as agent for the Lenders (the “Agent”)

AND TO:	THE FINANCIAL INSTITUTIONS PARTY TO THE CREDIT AGREEMENT (as defined below), as lenders (the “Lenders”)

RE:

Credit agreement (as it may be amended, modified, supplemented, restated or replaced from time to time, the “Credit Agreement”) dated as of July 8, 2011 among Magna International Inc., the other Borrowers party thereto, the Lenders party thereto and the Agents party thereto. All terms used in this Compliance Certificate which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement.

We,                                                  the • and • of Magna International Inc. (“Magna”) hereby certify, without personal liability, on behalf of Magna as follows:

1.                                       This Certificate is furnished pursuant to paragraph 8.01(i) of the Credit Agreement.

2.                                       We have read and are familiar with the Credit Agreement including, in particular, the definitions of the various financial terms used in the Credit Agreement, the covenants contained in Article Eight and the Events of Default described in Article Ten of the Credit Agreement.

3.                                       We have made or caused to be made such examinations or investigations as are, in our opinion, necessary to furnish this Certificate, and we have furnished this Certificate with the intent that it may be relied upon by the Agents and the Lenders as a basis for determining compliance by Magna with its respective covenants and obligations under the Credit Agreement and the other Loan Documents as of the date of this Certificate.

4.                                       Except as described herein, no Default or Event of Default has occurred and is continuing on the date of this Certificate.

5.                                       The attached financial statements for the [Fiscal Quarter/Fiscal Year] ending [insert date] (the “Reference Date”) were prepared in accordance with generally accepted accounting principles (or in the case of a Borrower other than Magna, such other applicable accounting principles) in effect as at the date of such financial statements (subject to normal year-end adjustment in the case of interim unaudited financial statements) and fairly present in all material respects the financial condition of Magna on a consolidated basis and the other Borrowers on an unconsolidated basis.  All calculations of financial covenants and presentation of financial information in this Certificate and the Appendices to this Certificate, have been prepared in accordance with the Credit Agreement.

6.                                       Magna is in compliance with the ratio of Total Debt to Total Capitalization as set forth in Subsection 8.01(j) as demonstrated in the calculations set forth in Appendix A to this Certificate.  The ratio of Total Debt to Total Capitalization, is             :1.

7.                                       Magna’s Credit Rating is                            by                                [Note:  include name(s) of Rating Agency or Rating Agencies].

8.                                       The Tangible Net Worth as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate was U.S. $                        .

9.                                       The Funded Indebtedness as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate was U.S. $                       which constitutes             % of Tangible Net Worth.

10.                                 The aggregate of Indebtedness secured by Liens referenced in subsection (n) of the definition of Permitted Encumbrances and Funded Indebtedness as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate was U.S. $                       which constitutes             % of Tangible Net Worth.

11.                                 The Borrowers are in compliance with Section 8.01(m) of the Credit Agreement as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate.

Dated this                day of                               , 20      .

By:
Name:
Title:

By:
Name:
Title:

K-2

APPENDIX A TO QUARTERLY FINANCIAL COMPLIANCE CERTIFICATE

The following calculations are applicable at the Reference Date.

Reference Date:

All monetary references are in U.S. dollars.

1.                                       As at the Reference Date, the ratio of Total Debt to Total Capitalization was •:1, calculated as follows:

(i)	indebtedness for borrowed money (excluding Subordinate Debt)	$	•

(ii)	Capital Lease Obligations	$	•

(iii)	contingent liabilities	$	•

(iv)	(i) + (ii) + (iii)	$	•

(v)	stated capital of all shares	$	•

(vi)	accumulated retained earnings	$	•

(vii)	contributed surplus	$	•

(viii)	minority interests in Subsidiaries	$	•

(ix)	currency translation adjustment	$	•

(x)	Subordinated Debt	$	•

(xi)	(v) + (vi) + (vii) + (viii) + (ix) + (x)	$	•

(xii)	(iv) + (xi)	$	•

(xiii)	(iv) divided by (xii)	•

2.                                       As at the Reference Date, Tangible Net Worth was $ •, calculated as follows:

(i)	Total Equity (from 1(xi) above)	$	•

(ii)	book value of intangible assets (includes (i) goodwill plus (ii) Intellectual Property in excess of $100,000,000)	$	•

(iii)	(i) – (ii)	$	•

3.                                       As at the Reference Date, the Funded Indebtedness was $ •, calculated as follows:

(i)	indebtedness for borrowed money (excluding Subordinate Debt)	$	•

(ii)	Capital Lease Obligations	$	•

(iii)	contingent liabilities	$	•

(iv)	(i) + (ii) + (iii)	$	•

4.                                       As at the Reference Date, the Indebtedness secured by Liens referenced in subsection (n) of the definition of Permitted Encumbrances and Funded Indebtedness was $ •, calculated as follows:

(i)	Indebtedness secured by Liens referenced in subsection (n) of the definition of Permitted Encumbrances	$	•

(ii)	Funded Indebtedness	$	•

(iii)	(i) + (ii)	$	•

5.                                       As at the Reference Date, the sales and book value of total assets of Magna and the Restricted Subsidiaries on a consolidated basis is set forth below and the sales and book value of total assets of Magna on a consolidated basis is set forth below:

Sales

(i)	Sales for Magna and Restricted Subsidiaries on a consolidated basis	$	•

(ii)	Sales for Magna on a consolidated basis	$	•

(iii)	(i) ÷ (ii)			•% (must not be less than 66 2/3%)

Book Value of Total Assets

(iv)	Book value of total assets of Magna and Restricted Subsidiaries on a consolidated basis	$	•

(v)	Book value of total assets of Magna on a consolidated basis	$	•

(vi)	(i) ÷ (ii)	•% (must not be less than 66/23%)

2

Schedule L

Adhesion Agreement

TO:	THE BANK OF NOVA SCOTIA, as Administrative Agent and European Agent (the “Administrative Agent”)

AND TO:	CITICORP INTERNATIONAL LIMITED (the “Asian Agent”)

AND TO:	MAGNA INTERNATIONAL INC. and each other Borrower under the Credit Agreement (as defined below)

RE:

Credit agreement made as of July 8, 2011 among the Borrowers, the Agents party thereto, the Administrative Agent and the Lenders from time to time party thereto (as amended, restated or replaced from time to time, the “Credit Agreement”)

AND RE:	[Section 2.01(i)/2.01(j)/Section 2.01(k)/Section 2.01(l)] of the Credit Agreement

1.                                       [• (the “New Lender”)/• (the “New Borrower”)], by its execution of this Adhesion Agreement, hereby acknowledges and agrees to be bound by, and will act in accordance with, the terms, provisions and intent of the Credit Agreement as a [Lender/Borrower] thereunder as if it had been an original signatory thereto.

2.                                       The New Lender shall be a [describe tranche to which New Lender is participating in (i.e. U.S. Tranche A Lender)] and its Commitment shall be $•. [For New Lender only]

3.                                       The New Lender hereby certifies and confirms that it is an L/C Eligible New Lender or that it has obtained the prior written consent (a copy of which is attached hereto) of the applicable L/C Issuing Lenders and such other parties as described in Section 2.01(i) and Section 2.01(j) of the Credit Agreement. [For New Lender only]

4.                                       The [New Lender/New Borrower] acknowledges that this Adhesion Agreement shall be effective upon receipt by the Agents of an executed copy of this Adhesion Agreement and the execution of this Adhesion Agreement by the Agents.

5.                                       [The [New Lender], by its execution of this Adhesion Agreement, hereby (a) agrees to be become party to and  bound by, and will act in accordance with, the terms, provisions and intent of the Asian Facility Agreement dated [       ] between, among others, Magna International (Hong Kong) Limited as company, Citigroup Global Markets Asia Limited as Asian arranger, The Bank of Nova Scotia as administrative agent and Citicorp International Limited as Asian agent if it had been an original signatory thereto as a “Tranche C Lender” and (b) gives the authorisations and ratifications set out in Clause 16.9 (Execution of PRC Supplement by Asian Funding Agent) of such Asian Facility Agreement.]*

*  In case the New Lender is to become a Tranche C Lender.

6.                                       Initially capitalized terms used in this Adhesion Agreement but not defined herein shall have the meanings given in the Credit Agreement.

7.                                       This Adhesion Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

DATED as of •, 20•.

[NEW LENDER/NEW BORROWER]

By:
Name:
Title:

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Administrative Agent and European Agent

By:
Name:
Title:

By:
Name:
Title:

CITICORP INTERNATIONAL LIMITED, as Asian Agent

By:
Name:
Title:

By:
Name:
Title:

L-2

ACKNOWLEDGED BY:

MAGNA INTERNATIONAL INC.

By:
Name:
Title:

By:
Name:
Title:

L-3

Schedule M

Mandatory Costs

1.                                       The Mandatory Cost is an addition to the interest rate to compensate Tranche A-3 Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2.                                       On the first day of each Interest Period (or as soon as possible thereafter) the European Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Tranche A-3 Lender, in accordance with the paragraphs set out below.  The Mandatory Cost will be calculated by the European Agent as a weighted average of the Tranche A-3 Lenders’ Additional Cost Rates (weighted in proportion to the percentage participation of each Tranche A-3 Lender in the relevant Loan) and will be expressed as a percentage rate per annum.

3.                                       The Additional Cost Rate for any Tranche A-3 Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Tranche A-3 Lender to the European Agent.  This percentage will be certified by that Tranche A-3 Lender in its notice to the European Agent to be its reasonable determination of the cost (expressed as a percentage of that Tranche A-3 Lender’s participation in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4.                                       The Additional Cost Rate for any Tranche A-3 Lender lending from a Facility Office in the United Kingdom will be calculated by the European Agent as follows:

(a)                                  in relation to a sterling Loan:

per cent. per annum

(b)                                 in relation to a Loan in any currency other than sterling:

per cent. per annum.

Where:

A                                      is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Tranche A-3 Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

B                                        is the percentage rate of interest (excluding the Applicable Margin and the Mandatory Cost and, if the Loan is an Unpaid Sum, the additional rate of interest specified in [•] of payable for the relevant Interest Period on the Loan.

C                                        is the percentage (if any) of Eligible Liabilities which that Tranche A-3 Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D                                       is the percentage rate per annum payable by the Bank of England to the European Agent on interest bearing Special Deposits.

E                                         is designed to compensate Tranche A-3 Lenders for amounts payable under the Fees Rules and is calculated by the European Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the European Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5.                                       For the purposes of this Schedule M:

(a)                                  “Eligible Liabilities” and “Special Deposits” have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b)                                 “Fees Rules” means the rules on periodic fees contained in the Financial Services Authority Fees Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c)                                  “Fee Tariffs” means the fee tariffs specified in the Fees Rules under the Column 1 of the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(d)                                 “Reference Bank” means the principal London offices of Barclays Bank PLC, BNP Paribas and Raiffeisen Zentralbank Österreich AG or such other banks as may be appointed by the European Agent in consultation with the Borrowers; and

(e)                                  “Tariff Base” has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6.                                       In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05).  A negative result obtained by subtracting D from B shall be taken as zero.  The resulting figures shall be rounded to four decimal places.

7.                                       If requested by the European Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the European Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the

M-2

average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

8.                                       Each Tranche A-3 Lender shall supply any information required by the European Agent for the purpose of calculating its Additional Cost Rate.  In particular, but without limitation, each Tranche A-3 Lender shall supply the following information on or prior to the date on which it becomes a Tranche A-3 Lender:

(a)                                  the jurisdiction of its Facility Office; and

(b)                                 any other information that the European Agent may reasonably require for such purpose.

Each Tranche A-3 Lender shall promptly notify the European Agent of any change to the information provided by it pursuant to this paragraph.

9.                                       The percentages of each Tranche A-3 Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the European Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Tranche A-3 Lender notifies the European Agent to the contrary, each Tranche A-3 Lender’s obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10.                                 The European Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Tranche A-3 Lender and shall be entitled to assume that the information provided by any Tranche A-3 Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11.                                 The European Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Tranche A-3 Lenders on the basis of the Additional Cost Rate for each Tranche A-3 Lender based on the information provided by each Tranche A-3 Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12.                                 Any determination by the European Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Tranche A-3 Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

13.                                 The European Agent may from time to time, after consultation with the European Borrower and the Tranche A-3 Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

M-3

Schedule N

Existing Letters of Credit

- See Attached -

Magna International Inc.	FX Rates:		Strictly Private and Confidential
Letters of Credit/Guarantee’s	CAD	1.038529
	MXN	0.084536
	EUR	1.421539

Magna International Inc. [***] USD Facility

Number	Issue Date	Beneficiary	Project	Amount	CUR	Expiry	Tranche
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
			Total	[***]	CAD
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
			Total	[***]	USD

Magna of America [***] USD Facility

Number	Issue Date	Beneficiary	Project	Amount	CUR	Expiry	Tranche
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
			Total	[***]	USD
	[***]	[***]	[***]	[***]	[***]
			Total	[***]	MXN
	[***]	[***]	[***]	[***]	[***]
			Total	[***]	EUR

New MISA [***] EUR Facility

Number	Issue Date	Beneficiary	Project	Amount	CUR	Expiry	Tranche	Bank
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
			Total	[***]	EUR
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
			Total	[***]	USD

Summary
[***]	[***]
[***]	[***]
[***]	[***]

[***]	[***]
[***]	[***]
[***]	[***]

Schedule O

Magna Guarantee

- See Attached -

Canadian Borrower Guarantee

To:	The Bank of Nova Scotia, in its capacity as administrative agent for and on behalf of the Lenders referred to below (the “Administrative Agent”)
Corporate Banking, Loan Syndications
40 King Street West
62nd Floor
Toronto, Ontario M5W 2X6

	Attention:	Managing Director
	Facsimile:	(416) 866-3329

And To:	The lenders (collectively, the “Lenders”) referred to below

WHEREAS each of Magna Treasury Services LP, Magna International of America, Inc., New Magna Investments NV, Genk, Belgien, Zweigniederlassung Steinhausen, Magna Internacional De Mexico, S.A. de C.V., Magna International (Hong Kong) Limited, Magna Technology and Tooling Systems (Tianjin) Co., Ltd., Magna Powertrain (Changzhou) Co., Ltd., Magna Automotive Technology and Service (Shanghai) Co., Ltd., Guangdong Donnelly Zhenhua Automotive Systems Co., Ltd., Magna Donnelly (Shanghai) Automotive Technology Co., Ltd., Magna Donnelly (Shanghai) Automotive Systems Co., Ltd., Magna Powertrain Korea Inc., Cosma Automotive (Shanghai) Co., Ltd., Magna Closures (Kunshan) Co., Ltd., Magna (Fuzhou) Automotive Seating Co., Ltd., Magna Suxing Electronics (Zhangjiagang) Co., Ltd., Magna Automotive Parts (Suzhou) Co., Ltd., Magna Steyr Automotive Technology (Shanghai) Ltd. and Cosma Automotive (Chongqing) Co., Ltd. (together with Magna International Inc. and including in each case their successors, the “Initial Borrowers”) is a direct or indirect wholly-owned subsidiary of Magna International Inc. (hereinafter called the “Guarantor”);

AND WHEREAS, pursuant to the terms of a credit agreement, dated as of July 8, 2011 (as it may be amended, modified, supplemented, restated or replaced from time to time, the “Credit Agreement”) between the Borrowers (as defined herein) (including without limitation the Guarantor), the Lenders (as defined herein) and the Agents named therein, the Lenders established a certain revolving term credit facility in favour of the Borrowers (including without limitation the Guarantor);

AND WHEREAS, as security for the payment of the full amount of the indebtedness, liabilities and obligations of the Borrowers to the Agents and the Lenders under the Loan Documents (as defined herein), the Guarantor has agreed to guarantee payment of such indebtedness, liabilities and obligations on the terms and subject to the conditions hereinafter set forth;

NOW THEREFORE, for good and valuable consideration, the Guarantor hereby covenants to and for the benefit of the Agents and the Lenders as follows:

ARTICLE 1

INTERPRETATION

1.1                               Defined Terms

In this agreement or any amendment to this agreement, unless the context clearly indicates to the contrary:

“Agents” shall have the meaning ascribed thereto in the Credit Agreement.

“Banking Day” means any day other than a Saturday or a Sunday on which banks generally are open for business in Toronto, Ontario, Canada.

“Borrowers” means, collectively, all of the Initial Borrowers and each other Person that, from time to time, becomes a borrower under the Credit Agreement and “Borrower” means any of them.

“Credit Agreement” is defined in the second recital.

“Designated Currency” shall have the meaning ascribed thereto in Section 2.1.

“Event of Default” shall have the meaning ascribed thereto in the Credit Agreement.

“Lender Parties” means, collectively, the Agents and the Lenders and “Lender Party” means any one of them.

“Lenders” shall have the meaning ascribed thereto in the Credit Agreement.

“Loan Documents” shall have the meaning ascribed thereto in the Credit Agreement.

“Obligations” means all debts, obligations and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, of any nature or kind, at any time owing by each of the Borrowers to the Lender Parties or remaining unpaid by each of the Borrowers to the Lender Parties under or in connection with the Loan Documents.

“Other Taxes” shall have the meaning ascribed thereto in Section 2.13(b).

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Taxes” shall have the meaning ascribed thereto in Section 2.13(a).

1.2                               Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this agreement, as amended, modified, supplemented or replaced from time to time, and not to any particular Article, Section or other subdivision of this agreement.

2

1.3                                 Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4                                 Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5                               Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the Guarantor hereby accepts for itself and in respect of its property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Nothing herein shall limit the right of the Lenders to commence legal proceedings or otherwise proceed against the Guarantor in any other jurisdiction.

1.6                                 Time of the Essence

Time shall in all respects be of the essence of this agreement.

ARTICLE 2

GUARANTEE

2.1                                 Guarantee

(a)                                  The Guarantor hereby unconditionally, absolutely and irrevocably guarantees the full and punctual payment to the Administrative Agent for and on behalf of the Lender Parties, as and when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, of all of the Obligations in the same currency (the “Designated Currency”) as the currency of the Obligations, whether for principal, interest, fees, expenses, indemnities or otherwise.

(b)                                 If any or all of the Obligations are not duly paid by the applicable Borrowers and are not recoverable under (a) hereof for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless each of the Lender Parties from and against all losses resulting from the failure of the applicable Borrowers to pay such Obligations.

(c)                                  If any or all of the Obligations are not duly paid by the Borrowers and are not recoverable under (a) hereof or the Lender Parties are not indemnified under (b) hereof, in each case, for any reason whatsoever, such Obligations will, as a

3

separate and distinct obligation, be recoverable from the Guarantor as primary obligor.

2.2                                 Nature of Guarantee

This agreement shall in all respects be a continuing, absolute, unconditional and irrevocable guarantee of payment when due and not of collection, and shall remain in full force and effect until all Obligations have been paid in full, all obligations of the Guarantor hereunder have been paid in full and the commitments of the Lenders under the Credit Agreement have been permanently terminated. The Guarantor guarantees that the Obligations will be paid strictly in accordance with the terms of the Loan Documents under which they arise, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Lender Parties with respect thereto (provided the Guarantor shall not be in breach of any such law, regulation or order by doing so). The Lenders shall apply all payments received from the Guarantor hereunder against the Obligations in such manner as they see fit.

2.3                                 Demand

Upon the occurrence and during the continuance of an Event of Default, the Agents and the Lenders may treat all Obligations guaranteed hereunder as due and payable and the Administrative Agent, for and on behalf of the Lender Parties, may forthwith demand payment under this agreement and collect from the Guarantor the total amount hereby guaranteed. The Guarantor’s liability to make payment under this agreement shall arise forthwith after demand for payment has been made in writing by the Administrative Agent on the Guarantor in accordance with the notice provisions contained herein.

2.4                                 Interest

The rate or rates of interest payable by the Guarantor from the date of a demand for payment under this agreement shall be the rate or rates of interest payable by the Borrowers in respect of the Obligations under the Loan Documents. Whenever interest to be paid is to be calculated on the basis of a year of 360 days or 365 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365, as applicable, or such other period of time, as the case may be. For greater certainty, this Section 2.4 is not intended to result in a duplication of payment of interest by the Borrowers and the Guarantor.

2.5                                 Liability Not Lessened or Limited

Subject to the provisions hereof, the liability of the Guarantor under this agreement shall be absolute, unconditional and irrevocable irrespective of, and without being lessened or limited by:

(a)                                  any lack of validity, legality, effectiveness or enforceability of any Loan Document;

(b)                                 the failure of the Lender Parties:

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(i)                                     to assert any claim or demand or to enforce any right or remedy against a Borrower or any other Person (including any other guarantor) under the provisions of any Loan Document, or otherwise, or

(ii)                                  to exercise any right or remedy against any other guarantor of, or collateral securing, any of the Obligations;

(c)                                  any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other extension, compromise, indulgence or renewal of any Obligation;

(d)                                 any reduction, limitation, variation, impairment, discontinuance or termination of the Obligations for any reason (other than by reason of any payment which is not required to be rescinded), including any claim of waiver, release, discharge, surrender, alteration or compromise, and shall not be subject to (and the Guarantor hereby waives any right to or claim of) any defence or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, the Obligations or otherwise (other than by reason of any payment which is not required to be rescinded);

(e)                                  any amendment to, rescission, waiver or other modification of, or any consent to any departure from, any of the terms of any Loan Document or any other guarantees or security;

(f)                                    any addition, exchange, release, discharge, renewal, realization or non-perfection of any collateral security for the Obligations or any amendment to, or waiver or release or addition of, or consent to departure from, any other guarantee held by the Lenders as security for any of the Obligations;

(g)                                 the loss of or the unenforceability of any other guarantee or other security which any of the Lender Parties may now or hereafter hold in respect of the Obligations, whether occasioned by the fault of a Lender Party or otherwise;

(h)                                 any change in the name of a Borrower or in the constating documents, capital structure, capacity or constitution of a Borrower, the bankruptcy or insolvency of a Borrower, the sale of any or all of a Borrower’s business or assets or a Borrower being consolidated, merged or amalgamated with any other Person; or

(i)                                     any other circumstance (other than final payment in full of all Obligations) which might otherwise constitute a defence available to, or a legal or equitable discharge of, a Borrower, any surety or any guarantor.

For purposes of this Section 2.5, Guarantor hereby waives any benefits or privileges that it may have under the laws of Mexico, including any benefit of orden, excusión, división, quita, novación, espera and modificación which may be available to it under articles 2813, 2814, 2815, 2816, 2817, 2818, 2820, 2821, 2822, 2823, 2827, 2836, 2840, 2842, 2845, 2846, 2847, 2848, 2849, and any other applicable or related articles of the Federal Civil Code of Mexico and the

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corresponding articles under the Civil Code in effect for the Federal District of Mexico and in all other states of Mexico.  Additionally, Guarantor hereby represents that it is familiar with the contents of these articles and agrees that they need not to be reproduced herein.  The obligations assumed by the Guarantor hereunder shall not be affected by the absence of judicial request of payment by any Lender or the Administrative Agent, and whether or not any Lender or any agent takes any action within the time set forth in Articles 2848 and 2849 of the Federal Civil Code of Mexico and the corresponding articles under the Civil Code in effect for the Federal District of Mexico and in all other states of Mexico, and the Guarantor hereby expressly and irrevocably waives the provisions of such articles.

2.6                                 Lenders not Bound to Exhaust Recourse

The Lender Parties shall not be bound to pursue or exhaust their recourse against any Borrower or others or any security or other guarantees they may at any time hold before being entitled to payment hereunder from the Guarantor.

2.7                                 Enforcement

Upon any of the Obligations becoming due and payable, the Guarantor shall forthwith pay to the Administrative Agent following demand in accordance with the terms hereof, for the benefit of the Lender Parties, the total amount of such Obligations and the Lender Parties may apply the sum so paid against such Obligations as they may see fit and change any such application in whole or in part from time to time. A written statement of the Lender Parties as to the amount remaining unpaid to them by the Borrowers at any time shall be prima facie evidence against the Guarantor, absent manifest error, as to the amount remaining unpaid to the Lender Parties by the Borrowers at such time.

2.8                                 Guarantee in Addition to Other Security

This agreement shall be in addition to and not in substitution for any other guarantee or other security which the Lender Parties may now or hereafter hold in respect of the Obligations, and the Lender Parties shall be under no obligation to marshal in favour of the Guarantor any other guarantee or other security or any moneys or other assets which the Lender Parties may be entitled to receive or may have a claim upon.

2.9                                 Reinstatement

This agreement and all other terms of this agreement shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment (in whole or in part) of any of the Obligations is rescinded or must otherwise be returned or restored by the Lender Parties by reason of the insolvency, bankruptcy or reorganization of a Borrower or for any other reason not involving the wilful misconduct of the Lender Parties, all as though such payment had not been made.

2.10                           Waiver of Notice, etc.

The Guarantor hereby waives promptness, diligence, notice (except for demand pursuant to Section 2.3) of acceptance and any other notice with respect to any of the Obligations and this

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agreement. To the extent applicable, the Guarantor hereby waives the benefits of orden, excusión and division and all other rights and benefits provided for in Articles 2814, 2815, 2816, 2817, 2818, 2819, 2820, 2821, 2822, 2823, 2827, 2836, 2839, 2840, 2845, 2846 and 2849 of the Federal Civil Code of Mexico and the corresponding articles under the Civil Code in effect for the Federal District of Mexico and in all other states of Mexico.

2.11                           Subrogation Rights

Until satisfaction in full of all of the Obligations, all dividends, compositions, proceeds of security or payments received by the Lender Parties from any Borrower or others in respect of the Obligations shall be regarded for all purposes as payments in gross without any right on the part of the Guarantor to claim the benefit thereof in reduction of the liability under this agreement. The Guarantor will not exercise any rights which it may acquire by way of subrogation under this agreement, by any payment made hereunder or otherwise, until the prior satisfaction in full of all of the Obligations. Any amount paid to the Guarantor on account of any such subrogation rights prior to the satisfaction in full of all Obligations shall be held in trust for the Lender Parties and shall immediately be paid to the Administrative Agent and credited and applied against the Obligations, whether matured or unmatured, in accordance with the terms of the Loan Documents; provided, however, that if

(a)                                  the Guarantor has made payment to the Lender Parties of all or any part of the Obligations, and

(b)                                 all Obligations have been paid in full and all commitments of the Lenders to the Borrowers have been permanently terminated,

the Lender Parties agree that, at the Guarantor’s request, the Lender Parties will execute and deliver to the Guarantor appropriate documents (without recourse and without representation and warranty) necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Obligations resulting from such payment by the Guarantor. Upon the occurrence and continuance of an Event of Default for so long as any Obligations or any commitments of the Lenders to the Borrowers remain outstanding, the Guarantor hereby postpones any and all claims it may have against each Borrower to the Obligations and agrees to refrain from taking any action or commencing any proceeding against a Borrower or its successors or assigns, whether in connection with a bankruptcy proceeding or otherwise, to recover any amounts in respect of payments made under this agreement to the Lender Parties, although the Guarantor may take such actions as may be necessary to preserve its claims against a Borrower. In the event any payments are made by a Borrower to the Guarantor in contravention of the preceding sentence, the Guarantor shall hold the amount so received in trust for the Lender Parties and shall forthwith pay such amount to the Administrative Agent.

2.12                        Advances After Certain Events

All advances, renewals and credits made or granted by the Lender Parties purportedly to or for a Borrower after the bankruptcy or insolvency of such Borrower, but before the Lender Parties have received notice thereof, shall be deemed to form part of the Obligations, and all advances, renewals and credits obtained from the Lender Parties purportedly by or on behalf of a

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Borrower shall be deemed to form part of the Obligations, notwithstanding any lack or limitation of power, incapacity or disability of such Borrower or of the directors or agents thereof and notwithstanding that such Borrower may not be a legal entity and notwithstanding any irregularity, defect or informality in the obtaining of such advances, renewals or credits, whether or not the Lender Parties have knowledge thereof. The Guarantor will indemnify the Lender Parties for any such advance, renewal or credit that is not repaid to the Lender Parties.

2.13                           Payments Free and Clear of Taxes, etc.

The Guarantor hereby agrees that:

(a)                                  Any and all payments made by the Guarantor hereunder shall be made free and clear of, and without deduction for, any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding, in the case of any Lender Party, taxes imposed on its net income, profits, gross receipts, net worth or capital (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as “Taxes”). If the Guarantor shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to the Lender Parties:

(i)                                     the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.13) the Lender Parties receive an amount equal to the sum it would have received had no such deductions been made,

(ii)                                  the Guarantor shall make such deductions, and

(iii)          the Guarantor shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

(b)                                 The Guarantor shall pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this agreement (hereinafter referred to as “Other Taxes”).

(c)                                  The Guarantor hereby indemnifies and holds harmless the Lender Parties for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 2.13) paid by the Lender Parties and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally assessed.

(d)                                 The Guarantor will furnish to the Lender Parties the original or a certified copy of a receipt evidencing payment of Taxes or Other Taxes within 30 days after such receipt becomes available to the Guarantor. If no Taxes or Other Taxes are payable in respect of any payment hereunder to the Lender Parties, the Guarantor

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will, if requested by a Lender Party acting reasonably, furnish to such Lender Parties a certificate from each appropriate taxing authority, or an opinion of counsel acceptable to the Lenders acting reasonably, in either case stating that such payment is exempt from or not subject to Taxes or Other Taxes.

Without prejudice to the survival of any other agreement of the Guarantor hereunder, the agreements and obligations of the Guarantor contained in this Section 2.13 shall survive the payment in full of the Obligations.

2.14                           New Borrowers

Immediately prior to, or concurrent with, the addition of any new borrower under the Credit Agreement, the Guarantor shall execute an acknowledgement in the form attached hereto as Schedule A. The failure by the Guarantor to execute such form shall not impact in any manner its Obligations guaranteed herein.

ARTICLE 3

GENERAL CONTRACT PROVISIONS

3.1                                 Notices

All notices, requests, demands, directions and other communications provided for herein shall be in writing and shall be personally delivered to an officer of the addressee or sent by telefacsimile, charges prepaid, at or to, in the case of the Lender Parties, the address or telefacsimile number of the Administrative Agent set forth on the first page hereof and, in the case of the Guarantor, the address or telefacsimile number set opposite its name on the signature page hereof, or to such other address or addresses or telefacsimile number or numbers as either party hereto may from time to time designate to the other party in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was made during normal business hours of the recipient; otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was made during normal business hours of the recipient; otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

3.2                                 Further Assurances

The Guarantor shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Agent may reasonably request for the purpose of giving effect to this agreement.

3.3                                 Severability

Wherever possible, each provision of this agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this agreement shall be

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prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this agreement.

3.4                                 Successors and Assigns

This agreement shall enure to the benefit of the Lender Parties and their successors and permitted assigns and shall be binding upon the Guarantor and its successors and assigns.

3.5                                 Amendments and Waivers

No amendment to or waiver of any provision of this agreement, nor consent to any departure by the Guarantor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Administrative Agent at the request of and on behalf of the Majority Lenders, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

3.6                                 Entire Agreement

This agreement and the agreements referred to herein constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

3.7                                 Judgment Currency

(a)                                  If, for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 3.7 referred to as the “Judgment Currency”) an amount due in a Designated Currency under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)                                     the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)                                  the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 3.7(a)(ii) being hereinafter in this Section 3.7 referred to as the “Judgment Conversion Date”).

(b)                                 If, in the case of any proceeding in the court of any jurisdiction referred to in Section 3.7(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Guarantor shall pay such additional amount or lesser amount (in each case, if applicable) as may be necessary to ensure that the amount paid in the Judgment

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Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Designated Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)                                  Any amount due from the Guarantor under the provisions of Section 3.7(b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)                                 The term “rate of exchange” in this Section 3.7 means the noon rate of exchange of the Judgment Currency into the Designated Currency published by the Bank of Canada for the day in question for Canadian interbank transactions.

3.8                                 Set-Off

In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, each Lender is authorized upon any amounts being payable by the Guarantor to such Lender hereunder, without notice to the Guarantor or to any other Person, any such notice being expressly waived by the Guarantor, to setoff, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by such Lender to or for the credit of or the account of the Guarantor against and on account of the obligations and liabilities of the Guarantor which are due and payable to such Lender under this agreement.

3.9                                 No Waiver; Remedies; No Duty

In addition to, and not in limitation of, Section 2.5 and Section 2.10, no failure on the part of the Lender Parties to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law. The Lender Parties have no duty or responsibility to provide the Guarantor with any credit or other information concerning a Borrower’s affairs, financial condition or business which may come into the Lender Parties’ possession.

3.10                           Authority of Agent

The rights, powers, authority, duties and responsibilities of the Administrative Agent as agent for and on behalf of the Lender Parties for the purposes of this agreement shall be as provided in the Credit Agreement.

3.11                           Paramountcy

In the event of any conflict or inconsistency between the provisions of this agreement and the provisions of the Credit Agreement, the provisions of the Credit Agreement shall prevail and be paramount.

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IN WITNESS WHEREOF the Guarantor has executed this agreement as of the            day of July, 2011.

MAGNA INTERNATIONAL INC.		MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, Ontario		Per:
L4G 7K1
Name:
Attention:	Chief Financial Officer	Title:
Fax Number:	905-726-2595
Per:
With a copy to:		Name:
Attention:	Corporate Secretary	Title:
Fax Number:	905-726-2603

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Schedule A

To:	The Bank of Nova Scotia, in its capacity as an administrative agent for and on behalf of the Lenders.

And to:	The Lenders (as defined in the Credit Agreement referred to below)

Re:	Canadian borrower guarantee (the “Guarantee”) dated as of July 8, 2011 made by Magna International Inc. (the “Guarantor”) in favour of the Administrative Agent and the Lenders

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Guarantee;

WHEREAS pursuant to the Guarantee, the Guarantor has guaranteed in favour of the Lender Parties the Obligations of each of the Borrowers;

AND WHEREAS • is to be added as a Borrower under the Credit Agreement;

AND WHEREAS Section 2.14 of the Guarantee requires that the Guarantor execute this acknowledgement prior to or concurrent with any new Borrower being added under the Credit Agreement;

NOW THEREFORE, for good and valuable consideration, the Guarantor hereby acknowledges that, for greater certainty, • is a Borrower under the Credit Agreement and the Obligations shall include all amounts owing by • to the Lender Parties, all in accordance with the terms provided for in the Guarantee.

DATED this • day of •, •.

MAGNA INTERNATIONAL INC.

Per:
Name:
Title:

Per:
Name:
Title:

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Schedule P

FORMATO DE PAGARÉ EN PESOS/ FORM OF  PESO PROMISSORY NOTE

PAGARÉ NO NEGOCIABLE SIN PROTESTO	NON-NEGOTIABLE PROMISSORY NOTE WITHOUT PROTEST

MXP$[ ],000,000.00 Pesos	MXP$[ ],000,000.00 Pesos

Por valor recibido, MAGNA INTERNACIONAL DE MÉXICO, S.A. DE C.V. (el “Deudor”), por este pagaré (este “Pagaré”) PROMETE INCONDICIONALMENTE PAGAR a la orden de [Nombre del Acreedor Mexicano Swingline] (el “Acreedor”), la suma de MXP$[    ],000,000.00 ([                        ] de Pesos, moneda de curso legal de los Estados Unidos Mexicanos), más intereses sobre saldos insolutos conforme a este Pagaré, el [    ] de [                ] de 201[  ] (la “Fecha de Pago”).

For value received, MAGNA INTERNACIONAL DE MÉXICO, S.A. DE C.V. (the “Borrower”), through this promissory note (this “Note”) UNCONDITIONALLY PROMISES TO PAY to the order of [Name of the Mexican Swingline Lender] (the “Lender”), the amount of MXP$[    ],000,000.00 ([                        ] Pesos, legal currency of the United Mexican States), plus interest on the outstanding amounts in accordance with this Note, on [            ], [    ], 201[  ] (the “Payment Date”).

El Deudor se obliga a pagar incondicionalmente al Acreedor intereses sobre el saldo de principal insoluto de este Pagaré, a partir de la fecha del presente y hasta que dicha cantidad sea pagada en su totalidad, a una tasa de interés anual igual, en todo momento a la suma de la Tasa T.I.I.E. (como dicho término se define más adelante) más [      ]%, más 0.10% (la “Tasa de Intereses Ordinarios”).

The Borrower unconditionally promises to pay to the Lender interest on the unpaid principal amount of this Note, from the date hereof until such principal amount is paid in full at a rate per annum equal at all times to the sum of the TIIE Rate (as defined below) plus: [      ]%, plus: 0.10% (hereinafter referred to as the “Ordinary Interest Rate”).

Los intereses serán pagaderos de manera vencida y se calcularán en base al número de días efectivamente transcurridos durante el plazo del presente Pagaré sobre la base de un año de 360 días. El pago de intereses deberá hacerse, sin duplicarse, (i) el día 22 de cada mes calendario (y, en caso que dicho día no sea un Día Hábil Bancario, entonces en el Día Hábil Bancario inmediato anterior), o (ii) en la Fecha de Pago.

Interest shall be payable in arrears and shall be calculated on the basis of the actual number of days elapsed during the term hereof and computed on the basis of a 360 day year. Interest payments shall be made, without duplication, (i) on the 22nd day of each calendar month (or, if not a Banking Day, on the immediately preceding Banking Day), or (ii) on the Payment Date.

Si el Acreditado incumple en su obligación de pago de intereses, comisión u otra cantidad debida bajo el presente (distinta al principal) en la fecha de pago, el Acreditado pagará al Acreedor intereses moratorios sobre la cantidad no pagada a una tasa anual igual a la Tasa T.I.I.E. más 2%, como tasa de intereses moratorios (la “Tasa de Intereses Moratorios”), en cada caso desde

If the Borrower fails to pay any interest, fee or other amount of any nature payable by it to Lender hereunder (other than principal) on the date due therefore, the Borrower shall pay to the Lender default interest on such unpaid amount, at a rate per annum equal to the TIIE Rate plus 2%, as a default rate (the “Default Rate”), in each case la fecha en que debió realizarse el pago hasta (pero excluyendo la fecha) que tal cantidad sea pagada en su totalidad (antes y después de sentencia). Los intereses moratorios serán pagaderos a la vista.

from the date such amount was due until (but excluding the date) the same is paid in full (after, as well as before judgment). Default interest shall be payable upon demand.

El Acreditado renuncia expresamente a toda diligencia, presentación, demanda, protesto, aviso de intención de anticipar el vencimiento, notificación de anticipación de vencimiento, aviso de falta de pago o de incumplimiento bajo el presente Pagaré o cualquier otro aviso o notificación de cualquier clase. La falta de ejercicio por parte del Acreedor de cualquiera de los derechos bajo este Pagaré en cualquier instancia no constituirá una renuncia a los mismos para efecto de dicha instancia o cualquier instancia subsecuente.

The Borrower expressly waives diligence, presentment, demand, protest, notice of intent to accelerate, notice of acceleration, notice of non-payment, dishonor or default with respect hereto or any notice of any kind. The non-exercise by the Lender of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

El Acreditado conviene en rembolsar a la vista, en la misma forma y fondos, cualquier pérdida, costos y gastos razonables del tenedor del presente, en caso de haberlos, incurridos en relación con el procedimiento de cobro del presente Pagaré (incluyendo, sin limitación, todos los costos y gastos legales razonables).

The Borrower agrees to reimburse upon demand, in the same manner and amounts, all losses, costs and reasonable expenses of the holder hereof, if any, incurred in connection with the enforcement of this Note (including without limitation, all reasonable legal costs and expenses).

El Acreditado deberá realizar todos los pagos que resulten bajo el presente Pagaré sin compensación, deducción o contrademanda (salvo que sea expresamente requerido por ley), en horas hábiles del día en que se deba pagar, en Pesos, moneda de curso legal en los Estados Unidos Mexicanos, en fondos mismo día e inmediatamente disponibles al Acreedor a la cuenta que eventualmente notifique el Acreedor o The Bank of Nova Scotia al Acreditado.

The Borrower shall make each payment hereunder without set-off, deduction or counterclaim (unless expressly required by law), during business hours on the day on which payment is due, in Pesos, currency of the United Mexican States, and in same day and immediately available funds, to the Lender at the account that the Lender or The Bank of Nova Scotia shall notify from time to time to the Borrower.

Este Pagaré estará sujeto a, y será regido e interpretado bajo las leyes de México.	This Note shall be subject to, governed by and construed in accordance with the laws of Mexico.

Cualquier acción o procedimiento legal que derive o se relacione con este Pagaré será instituido en los tribunales federales localizados en la Ciudad de México, Distrito Federal, Estados Unidos Mexicanos.

Any legal action or proceeding arising out of or relating to this Note shall be brought in any federal court sitting in the City of Mexico, Federal District, United Mexican States.

Los términos con mayúscula inicial que aparecen en este Pagaré tendrán los significados que se establecen a continuación:	Capitalized terms used herein shall have the meanings set forth hereunder:

“Día Hábil Bancario” significa cualquier día que los bancos estén abiertos para llevar a cabo sus actividades y en los cuales se puedan realizar, en la ciudad de México, Distrito Federal, transferencias de fondos en divisas extranjeras.

“Banking Day” means a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Mexico City, Mexico.

“Tasa T.I.I.E.” significa la Tasa de Interés Interbancaria de Equilibrio a 28 días publicada por el Banco de México en el Diario Oficial de la Federación en el día de emisión del presente pagaré. En caso de que no sea publicada la Tasa T.I.I.E., o que no pueda ser determinada por alguna razón, o en caso de que dejare de ser publicada, la Tasa publicada por el Banco de México como tasa sustituta de la Tasa T.I.I.E. será aplicable en vez de la Tasa T.I.I.E. (la “Tasa Sustitutiva T.I.I.E.”); en caso de que el Banco de México no publique la Tasa Sustitutiva TIIE, entonces la tasa de los Certificados de la Tesorería de la Federación a 28 días publicada más recientemente por el Banco de México (la “Tasa CETES”), más la diferencia que resulte de (i) el promedio de los últimos doce meses de la Tasa T.I.I.E (calculados desde la última fecha en que ésta fue publicada) menos (ii) el promedio de los últimos doce meses de la Tasa CETES, será aplicable. En caso de que la Tasa Sustitutiva T.I.I.E y la Tasa CETES no sean publicadas, entonces la tasa de Costo de Captación a Plazo Denominados en M.N. a 30 días, publicada el día siguiente por el Banco de México en su página oficial (la “Tasa CCP”) más la diferencia que resulte de (i) el promedio de los últimos doce meses de la Tasa T.I.I.E (calculados desde la última fecha en que ésta fue publicada) menos (ii) el promedio de los últimos doce meses de la Tasa CCP, será aplicable. En caso de que el Banco de México no publique una tasa sustituta para la Tasa T.I.I.E., la Tasa CETES o la Tasa CCP, el Agente Administrativo deberá acordar de buena fe y por escrito con el Acreditado, la Tasa Sustitutiva T.I.I.E. aplicable; en la inteligencia de que si la Tasa T.I.I.E. dejara de ser publicada por un período de más de 30 días, y en dicho período el Banco de México no publica una tasa de interés sustituta o la Tasa CETES o la Tasa CCP, y el Acreditado y el Agente Administrativo no han logrado ponerse de acuerdo sobre la tasa de interés sustituta aplicable, entonces la tasa de interés aplicable será la tasa de interés de mercado determinada por el Agente Administrativo que

“TIIE Rate” means the Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio) for 28 days published by Banco de México in the Diario Oficial de la Federación on the day hereof. In the event and to the extent that the TIIE Rate is not published, may not be determined for any reason, whatsoever, or if such rate ceases to exist, the rate published by Banco de México as a substitute rate for the TIIE Rate shall apply in substitution of the TIIE Rate (the “Substitute TIIE Rate”); in the event that Banco de México does not publish the Substitute TIIE Rate, then the rate for the Certificados de la Tesorería de la Federación for 28 days, most recently published by Banco de México in its official website (the “CETES Rate”), plus the difference resulting from (i) the average of the last twelve months of the TIIE Rate (calculated from the last day of publication thereof) less (ii) the average of the last twelve months of the CETES Rate, shall apply. In the event that the Substitute TIIE Rate and the CETES Rate are not published, then the rate of the Costo de Captación a Plazo Denominados en M.N. for 30 days, published the following day by Banco de México on its official website (the “CCP Rate”) plus the difference resulting from (i) the average of the last twelve months of the TIIE Rate (calculated from the last day of publication thereof) less (ii) the average of the last twelve months of the CCP Rate, shall apply. In the event that Banco de México, does not publish either a substitute rate for the TIIE Rate or a CETES Rate or the CCP Rate, the Administrative Agent shall agree, in good faith, in writing, with the Borrower, as to the applicable Substitute TIIE Rate; provided that if the TIIE Rate ceases to be published for a period exceeding 30 days, and in such period Banco de México does not publish a substitute interest rate, the CETES Rate or the CCP Rate, and the tenga un costo financiero similar al de la Tasa T.I.I.E., lo cual notificará inmediatamente al Acreditado. Lo anterior, en el entendido que tasa de interés determinada como ha quedado indicado dejará de aplicar cuando el Banco de México vuelva a publicar la Tasa T.I.I.E., su tasa sustituta, la Tasa CETES o la Tasa CCP.

Borrowers and the Administrative Agent have not reached an agreement as to the applicable substitute interest rate, then the applicable interest rate shall be the market rate determined by the Administrative Agent that has a financial cost similar to the TIIE Rate’s cost and which shall be promptly provided to the Borrower by the Administrative Agent. The foregoing in the understanding that any interest rate determined as stated above, shall cease to apply when Banco de México publishes again the TIIE Rate, its substitute rate, the CETES Rate or the CCP Rate.

Para efectos de lo previsto en el artículo 128 de la Ley General de Títulos y Operaciones de Crédito, el Acreditado conviene en extender el plazo de presentación del presente Pagaré por un término de 365 (trescientos sesenta y cinco) días posteriores a la Fecha de Pago, es decir al [    ] de [        ] de 201[  ].

For the purposes of article 128 of the General Law of Negotiable Instruments and Transactions (Ley General de Títulos y Operaciones de Crédito), the Borrower agrees to extend the term for presentment of this Note for a period of 365 (three hundred sixty five) days after the Payment Date, that is, to [        ] [    ], 201[  ].

Este Pagaré se celebra tanto en versión en inglés como en español; ambas versiones serán obligatorias para el Acreditado pero ambas constituirán un solo y el mismo documento. En el caso de cualquier conflicto o inconsistencia en la interpretación apropiada del presente Pagaré, la versión en español prevalecerá.

This Note shall be executed in both English and Spanish versions, both versions of which shall bind the Borrower but both of which shall constitute one and the same instrument. In the case of any conflict or inconsistency as to the proper construction of this Note, the Spanish version shall control.

Este Pagaré consta de cinco (5) páginas y se emite en la Ciudad de México, Distrito Federal, Estados Unidos Mexicanos, este [ ] de [ ] de 201[ ].	This Note consists of five (5) pages and is issued in Mexico City, Federal District, United Mexican States, on this [ ] [ ], 201[ ].

El Acreditado	Borrower

MAGNA INTERNACIONAL DE MÉXICO, S.A. DE C.V.

Por/By: [ ]
Su/Its: Apoderado/Attorney-in-fact

FORMATO DE PAGARÉ TASA LIBO / FORM OF LIBO RATE PROMISSORY NOTE

PAGARÉ NO NEGOCIABLE SIN PROTESTO	NON-NEGOTIABLE PROMISSORY NOTE WITHOUT PROTEST

EUA$[ ],000,000.00 Dólares	US$[ ],000,000.00 Dollars

Por valor recibido, MAGNA INTERNACIONAL DE MÉXICO, S.A. DE C.V. (el “Acreditado”), por este pagaré (este “Pagaré”) PROMETE INCONDICIONALMENTE PAGAR a la orden de [Nombre del Acreedor Mexicano Swingline] (el “Acreedor”), la suma de EUA$[    ],000,000.00 ([                ] Millones de Dólares, moneda de curso legal de los Estados Unidos de América), más intereses sobre saldos insolutos conforme a este Pagaré, el [    ] de [                ] de 201[  ] (la “Fecha de Pago”).

For value received, MAGNA INTERNACIONAL DE MÉXICO, S.A. DE C.V. (the “Borrower”), through this promissory note (this “Note”) UNCONDITIONALLY PROMISES TO PAY to the order of [Name of Mexican Swingline Lender] (the “Lender”), the amount of US$[    ],000,000.00 ([                  ]Million Dollars, legal currency of the United States of America), plus interest on the outstanding amounts in accordance with this Note, on [            ], [    ], 201[  ] (the “Payment Date”).

El Acreditado se obliga a pagar incondicionalmente al Acreedor intereses sobre el saldo de principal insoluto de este Pagaré, a partir de la fecha del presente y hasta que dicha cantidad sea pagada en su totalidad, a una tasa de interés anual igual, en todo momento a la suma de la Tasa LIBO (como dicho término se define más adelante) más [      ]%, más: 0.10% (la “Tasa de Intereses Ordinarios”).

The Borrower unconditionally promises to pay to the Lender interest on the unpaid principal amount of this Note, from the date hereof until such principal amount is paid in full at a rate per annum equal at all times to the sum of the LIBO Rate (as defined below) plus: [      ]%, plus: 0.10% (hereinafter referred to as the “Ordinary Interest Rate”).

Los intereses serán pagaderos de manera vencida en base al número de días que comprenda el Período de Intereses (como dicho término se define más adelante) de que se trate, calculado en base a un año de 360 días. El pago de intereses deberá hacerse, sin duplicarse: (a) en el último día de cada Periodo de Intereses; o (b) en la Fecha de Pago.

Interest shall be payable in arrears, on the basis of the actual number of days elapsed during the applicable Interest Period (as defined below), on the basis of a 360 day year. Interest payments shall be made, without duplication: (a) on the last day of the relevant Interest Period, or (b) on the Payment Date.

Si el Acreditado incumple en su obligación de pago de intereses, comisión u otra cantidad debida bajo el presente (distinta del principal) en la fecha de pago, el Acreditado pagará al Acreedor intereses moratorios sobre dicha cantidad no pagada a una tasa anual igual a la Tasa LIBO más 2%, como tasa de intereses moratorios (la “Tasa de Intereses Moratorios”), en cada caso desde la fecha en que debió realizarse el pago hasta (pero excluyendo la fecha) en que tal cantidad sea pagada en su totalidad (antes y después de sentencia). Los intereses moratorios serán pagaderos a la vista.

If the Borrower fails to pay any interest, fee or other amount of any nature payable by it to Lender hereunder (other than principal) on the date due therefore, the Borrower shall pay to the Lender default interest on such unpaid amount, at a rate per annum equal to the LIBO Rate plus 2%, as a default rate (the “Default Rate”), in each case from the date such amount was due until (but excluding the date) the same is paid in full (after, as well as before judgment). Default interest shall be payable upon demand.

El Acreditado renuncia expresamente a toda diligencia, presentación, demanda, protesto, aviso de intención de anticipar el vencimiento, notificación de anticipación de	The Borrower expressly waives diligence, presentment, demand, protest, notice of intent to accelerate, notice of acceleration, notice of non-

vencimiento, aviso de falta de pago o de incumplimiento bajo el presente Pagaré o cualquier otro aviso o notificación de cualquier clase. La falta de ejercicio por parte del Acreedor de cualquiera de los derechos bajo este Pagaré en cualquier instancia no constituirá una renuncia a los mismos para efecto de dicha instancia o cualquier instancia subsecuente.

payment, dishonor or default with respect hereto or any notice of any kind. The non-exercise by the Lender of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

El Acreditado conviene en rembolsar a la vista, en la misma forma y fondos, cualquier pérdida, costos y gastos razonables del tenedor del presente, en caso de haberlos, incurridos en relación con el procedimiento de cobro del presente Pagaré (incluyendo, sin limitación, todos los costos y gastos legales razonables).

The Borrower agrees to reimburse upon demand, in the same manner and amounts, all losses, costs and reasonable expenses of the holder hereof, if any, incurred in connection with the enforcement of this Note (including without limitation, all reasonable legal costs and expenses).

El Acreditado deberá realizar todos los pagos que resulten bajo el presente Pagaré sin compensación, deducción o contrademanda (salvo que sea requerido por ley), en horas hábiles del día en que se deba pagar, en Dólares, moneda de curso legal en los Estados Unidos de América, en fondos mismo día e inmediatamente disponibles al Acreedor a la cuenta que eventualmente notifique el Acreedor o The Bank of Nova Scotia al Acreditado.

The Borrower shall make each payment hereunder without set-off, deduction or counterclaim (unless expressly required by law), during business hours on the day on which payment is due, in Dollars, currency of the United States of America, and in same day and immediately available funds, to the Lender at the account that the Lender or The Bank of Nova Scotia shall notify from time to time to the Borrower.

Este Pagaré estará sujeto a, y será regido e interpretado bajo las leyes de México.	This Note shall be subject to, governed by and construed in accordance with the laws of Mexico.

Cualquier acción o procedimiento legal que derive o se relacione con este Pagaré será instituido en los tribunales federales localizados en la Ciudad de México, Distrito Federal, Estados Unidos Mexicanos.

Any legal action or proceeding arising out of or relating to this Note shall be brought in any federal court sitting in the City of Mexico, Federal District, United Mexican States.

Los términos con mayúscula inicial que aparecen en este Pagaré tendrán los significados que se establecen a continuación:	Capitalized terms used herein shall have the meanings set forth hereunder:

“Día Hábil Bancario” significa cualquier día que los bancos estén abiertos para llevar a cabo sus actividades y en los cuales se puedan realizar, en la ciudad de México, Distrito Federal, transferencias de fondos en divisas extanjeras.

“Banking Day” means a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Mexico City, Mexico.

“Período de Intereses” significa el periodo, que no excederá de 30 días, seleccionado por el Acreditado, contado a partir de la fecha del presente Pagaré.	“Interest Period” means the period, not to exceed 30 days, selected by the Borrower, commencing on the date hereof.

“Tasa LIBO” significa la tasa de interés anual (calculada en base a un año de 360 días) que aparece en	“LIBOR” means the rate of interest per annum (calculated on the basis of a 360 day year), which la Pantalla Reuters LIBO (Reuters Screen LIBO Page) (en caso de que dos o mas tasas aparezcan en la Pantalla Reuters LIBO, la media aritmética de dichas tasas) a las 11:00 a.m. (Hora de la Ciudad de Londres) dos Días Hábiles Bancarios antes del primer día del Periodo de Intereses correspondiente, como la tasa para depósitos ofrecida a bancos en el mercado interbancario de divisa europea en Dólares, en una cantidad aproximadamente igual a la cantidad del presente Pagaré, por aproximadamente el mismo número de días que el Periodo de Intereses para entrega en el primer día de dicho Periodo de Intereses o, si dicha tasa no es publicada en dicha fecha, el simple promedio (redondeado al número más alto, de ser necesario, al 1/16 de 1% más cercano) de las tasas anuales fijadas por el Agente Administrativo (siempre y cuando fije dichas tasas) como las tasas respectivas a las que su oficina principal en Londres, Inglaterra, ofrecen para tales depósitos.

appears on the Reuters Screen LIBO Page (or if two or more rates appear on the Reuters Screen LIBO Page, the arithmetic mean of such rates) as of 11:00 a.m. (London time) on the day which is two Banking Days prior to the first day of such Interest Period, as being the rate for deposits with prime lending banks in the London interbank eurocurrency market in U.S. Dollars, in an amount approximately equal to the amount of this Note, for approximately the same number of days as such Interest Period, for delivery on the first day of such Interest Period, or, if such rate is not available on such date, the simple average (rounded upwards, if necessary, to the nearest whole multiple of 1/16 of 1%) of such rates quoted at such time by the Administrative Agent (to the extent that they quote rates) as being the respective rates at which their respective principal lending offices in London, England are prepared to offer such deposits.

Para efectos de lo previsto en el artículo 128 de la Ley General de Títulos y Operaciones de Crédito, el Acreditado conviene en extender el plazo de presentación del presente Pagaré por un término de 365 (trescientos sesenta y cinco) días posteriores a la Fecha de Pago, es decir al [    ] de [        ] de 201[  ].

For the purposes of article 128 of the General Law of Negotiable Instruments and Transactions (Ley General de Títulos y Operaciones de Crédito), the Borrower agrees to extend the term for presentment of this Note for a period of 365 (three hundred sixty five) days after the Payment Date, that is, to [      ] [    ], 201[  ].

Este Pagaré se celebra tanto en versión en inglés como en español; ambas versiones serán obligatorias para el Acreditado pero ambas constituirán uno solo y el mismo documento. En el caso de cualquier conflicto o inconsistencia en la interpretación apropiada del presente Pagaré, la versión en español prevalecerá.

This Note shall be executed in both English and Spanish versions, both versions of which shall bind the Borrower but both of which shall constitute one and the same instrument. In the case of any conflict or inconsistency as to the proper construction of this Note, the Spanish version shall control.

Este Pagaré consta de cinco (5) páginas y se emite en la Ciudad de México, Distrito Federal, Estados Unidos Mexicanos, este [ ] de [ ] de 201[ ].	This Note consists of five (5) pages and is issued in Mexico City, Federal District, United Mexican States, on this [ ] [ ], 201[ ].

El Acreditado	Borrower

MAGNA INTERNACIONAL DE MÉXICO, S.A. DE C.V.

Por/By: [ ]
Su/Its: Apoderado/Attorney-in-fact